Exhibit (c)(iii)(B)

Budget Statement

2014-15

Budget Paper No. 2

Circulated by The Hon. Andrew Constance MP, Treasurer,

and Minister for Industrial Relations, New South Wales

Table of Contents

Chart and Table List

About this Budget Paper		i

Overview		i

Chapter 1:	Fiscal Strategy and Budget Priorities
1.1	Introduction	1 - 2
1.2	Fiscal Strategy and Outlook	1 - 7
1.3	Budget Priorities	1 - 11
1.4	Impact of Budget on Long-term Fiscal Gap	1 - 15

Chapter 2:	The Economy
2.1	Introduction	2 - 2
2.2	New South Wales Economic Outlook	2 - 3
2.3	National and Global Economic Outlook	2 - 14

Chapter 3:	Positioning New South Wales for stronger growth
3.1	Introduction	3 - 1
3.2	The end of the mining boom and the productivity gap	3 - 4
3.3	Positioning NSW for growth beyond the mining boom	3 - 5
3.4	Productive reforms raise living standards	3 - 9
3.5	The NSW productivity reform agenda	3 - 10
3.6	Summary	3 - 14

Chapter 4:	Budget Position
4.1	Introduction	4 - 2
4.2	Budget Aggregates	4 - 2
4.3	2013-14 Budget Reconciliation	4 - 4
4.4	Budget and Forward Estimates Projections	4 - 7
4.5	Capital Expenditure	4 - 11
4.6	Balance Sheet	4 - 14
4.7	Cash Flow	4 - 21
4.8	Budget Sensitivities	4 - 23

Chapter 5:	General Government Expenses
5.1	Introduction	5 - 2
5.2	Overview of Expenses in 2013-14	5 - 2
5.3	Expenses Reconciliation	5 - 3
5.4	Expenses Outlook	5 - 6
5.5	Efficient expense management	5 - 10
5.6	Expense Trends	5 - 12
5.7	Expenses by policy area	5 - 16

Budget Statement 2014-15

Chapter 6:	General Government Revenues
6.1	Introduction	6 - 2
6.2	Revenue Overview	6 - 2
6.3	Revenue Policy Changes	6 - 4
6.4	Revenue Outlook	6 - 8
6.5	Taxation Revenue	6 - 12
6.6	Grant Revenue	6 - 22
6.7	Other Revenues	6 - 24
6.8	Revenue Risks	6 - 30
6.9	Tax Expenditures and Concessions	6 - 30

Chapter 7:	Federal Financial Relations
7.1	Introduction	7 - 2
7.2	Key Characteristics of Australia’s Federal Financial Relations	7 - 4
7.3	Payments for Specific Purposes	7 - 7
7.4	GST Revenue	7 - 13
7.5	COAG Reform Agenda – Looking Ahead	7 - 20

Chapter 8:	Liability and Asset Management
8.1	Introduction	8 - 1
8.2	General Government Sector	8 - 2
8.3	Total State Sector	8 - 20

Chapter 9:	Government Owned Businesses
9.1	Introduction	9 - 2
9.2	Reform of Government owned businesses	9 - 2
9.3	Performance and Outlook	9 - 5
9.4	Non-commercial PTE Sector	9 - 15

Chapter 10:	Uniform Financial Reporting
10.1	Introduction	10 - 1
10.2	Uniform Presentation Framework	10 - 2
10.3	Primary Financial Statements	10 - 4
10.4	Emerging Issues	10 - 8
10.5	Uniform Presentation Tables	10 - 8
10.6	Loan Council Allocation	10 - 25

Appendices
A. Statement of Significant Accounting Policies and Forecast Assumptions		A - 1
B. Classification of Agencies		B - 1
C. 2013-14 Budget – Outcome and Summary of Variations		C - 1
D. Tax Expenditure and Concessional Charges Statement		D - 1
E. 2014-15 Expenditure Measures Statement		E - 1
F. Performance and Reporting Under Fiscal Responsibility Act		F - 1

Glossary

Independent Assurance Practitioner’s Report

Budget Statement 2014-15

Chart and Table List

Page

Overview

Budget Result: 2013-14 Budget compared with 2014-15 Budget	Chart 1	ii

Budget Result excluding impacts of Commonwealth Budget and amendments to AASB 119	Chart 2	iii

General Government Sector Net Debt	Chart 3	iii

Chapter 1 Fiscal Strategy and Budget Priorities		1

Budget Aggregates	Table 1.1	1-3

Budget Result: 2013-14 Budget Compared with 2014-15 Budget	Chart 1.1	1-4

Budget Result excluding impacts of Commonwealth Re-profiling and amendments to AASB 119	Chart 1.2	1-4

Expenses and Revenue growth	Chart 1.3	1-7

Total Expenses Variations – Budget less Actual	Chart 1.4	1-8

General Government Net Debt	Chart 1.5	1-9

Budget Result – With and Without Savings Measures	Chart 1.6	1-10

Revenue and Expense Growth	Chart 1.7	1-10

Net Debt – Comparison Between Australian Jurisdictions	Chart 1.8	1-11

Commonwealth share of NSW Health funding	Chart 1.9	1-16

Changes in the fiscal gap since the 2013-14 Budget	Chart 1.10	1-17

Key Fiscal Indicators NSW 2003-04 to 2017-18 (per cent)	Table 1.2	1-18

Key Fiscal Indicators NSW 2003-04 to 2017-18 ($ million)	Table 1.3	1-19

Chapter 2 The Economy		2

Economic Performance and Outlook	Table 2.1	2-2

Real State Final Demand Growth	Chart 2.1	2-3

Mining Investment (Real) – Share of Output	Chart 2.2	2-5

Growth in House Prices and Real Retail Turnover – NSW	Chart 2.3	2-6

Residential Work Yet to be Done (Real) – 4 quarter moving average	Chart 2.4	2-7

Underlying Dwellings Requirement	Chart 2.5	2-8

Mining Capital Spending – New South Wales and Australia	Chart 2.6	2-9

Non-Mining Investment Share of Nominal GSP	Chart 2.7	2-10

Employment to Population Ratio – New South Wales and Australia	Chart 2.8	2-11

NSW Participation	Chart 2.9	2-12

NSW participation of 25-54 age group	Chart 2.10	2-12

NSW participation of 55+ age group	Chart 2.11	2-12

World Economic Prospects	Table 2.2	2-15

Economic Projections for 2016-17 and 2017-18	Table 2.3	2-16

Budget Statement 2014-15

Chapter 3 Support Economic Growth		3

Components of growth in Gross National Income (GNI) per capita	Chart 3.1	3-5

Size of sectors and their contributions to growth	Table 3.1	3-6

Size of NSW industries and their multifactor productivity performance	Chart 3.2	3-7

Growth in GDP and GNI per capita 1980-2013	Chart 3.3	3-10

Chapter 4 Budget Position		4

General Government Sector – key financial aggregates	Table 4.1	4-3

Revenue and Expense Growth	Chart 4.1	4-4

Budget Reconciliation of 2013-14 Budget to 2014-15 Budget	Table 4.2	4-5

General Government Sector Operating Statement	Table 4.3	4-7

General Government Capital Expenditure	Chart 4.2	4-11

Capital Expenditure by Government Purpose Code	Chart 4.3	4-13

General Government Sector Balance Sheet	Table 4.4	4-15

Projected General Government Financial Assets by Category at 30 June 2014	Chart 4.4	4-16

Projected General Government Non-financial Assets by Category at 30 June 2014	Chart 4.5	4-17

Projected General Government Liabilities by Category at 30 June 2014	Chart 4.6	4-18

Comparison of Net Debt across Jurisdictions at 30 June	Chart 4.7	4-19

General Government Net Debt as at 30 June	Chart 4.8	4-20

General Government Sector Cash Flow Statement	Table 4.5	4-22

ABS GFS General Government Sector Cash Surplus/Deficit	Table 4.6	4-23

Summary of revenue and expense sensitivities	Table 4.7	4-24

Chapter 5 General Government Expenditure		5

Total Expenses: Budget less Actual 1995-96 to 2013-14	Chart 5.1	5-3

Expense Reconciliation	Table 5.1	5-5

General government sector expenses	Table 5.2	5-6

Annual expense growth rates, 2003-04 to 2017-18	Chart 5.2	5-7

Total expenses as a percentage of GSP, 2009-10 to 2017-18	Chart 5.3	5-8

Savings Measures	Table 5.3	5-10

Composition of Expenses 2014-15	Chart 5.4	5-12

Total 4 year average growth in employee expenses (ex Superannuation)	Table 5.4	5-12

Composition of Total Expenses 2014-15: by policy area	Chart 5.5	5-16

Expenses in major policy areas, 2010-11 to 2014-15	Chart 5.6	5-17

Chapter 6 General Government Revenues		6

Total Revenue and Nominal GSP Growth, 2000-01 to 2017-18	Chart 6.1	6-4

Revenue Measurers Announced in the 2014-15 Budget	Table 6.1	6-4

Reconciliation Statement – Revenue Estimates, 2013-14 to 2016-17	Table 6.2	6-8

Composition of Total Revenue, New South Wales, 2014-15	Chart 6.2	6-9

General Government Sector Summary of Revenues	Table 6.3	6-10

Main Sources of Variation in 2013-14 Revenue Estimates	Table 6.4	6-11

Budget Statement 2014-15

Composition of Tax Revenue, 2014-15	Chart 6.3	6-12

Taxation Revenue	Table 6.5	6-13

Growth of Residential Transfer Duty, Transactions and Home Prices	Chart 6.4	6-14

Growth of Residential Transfer Duty, Volumes and Prices	Chart 6.5	6-16

Growth in Residential Volumes by Price Band	Chart 6.6	6-17

Number of Dwelling Commencements, Completions and Building Approvals	Chart 6.7	6-18

First Home Owner Grants for New Homes	Table 6.8	6-19

Growth of Payroll Tax, Employment and Hours Worked (monthly data, % change tty)	Chart 6.9	6-21

Grant Revenue	Table 6.6	6-24

Sale of Goods and Services	Table 6.7	6-25

Interest Income	Table 6.8	6-25

Dividends and Income Tax Equivalent Revenue	Table 6.9	6-27

Other Dividends and Distributions	Table 6.10	6-27

Influences on 2013-14 Budget Forecast versus 2013-14 Revised Estimate	Chart 6.10	6-28

Royalties	Table 6.11	6-29

Fines, Regulatory Fees and Other Revenue	Table 6.12	6-29

Major Tax Expenditure by Type	Table 6.13	6-31

Concessions by Function	Table 6.14	6-32

Chapter 7 Federal Financial Relations		7

Commonwealth Payments to New South Wales	Table 7.1	7-2

Composition of Commonwealth Payments to New South Wales 2014-15	Chart 7.1	7-3

State Revenue by Source, 2012-13	Chart 7.2	7-4

Federal-State Vertical Fiscal Imbalance, 2012-13	Chart 7.3	7-5

State Shares of Commonwealth Payments, 2014-15	Table 7.2	7-6

National Agreement and Other Payments to New South Wales	Table 7.3	7-8

National Partnership Payments to New South Wales	Table 7.4	7-10

GST Revenue Payments to New South Wales	Table 7.5	7-14

GST as a proportion of GDP, 2000-01 to 2012-13	Chart 7.4	7-15

Household Net Saving and Consumption Ratio	Chart 7.5	7-16

2014 Update – Major Changes in NSW Relativity	Table 7.6	7-17

New South Wales Per Capita Relativity	Chart 7.6	7-18

GST Redistribution – Actual Payments Compared to Equal per Capita Payments 2000-01 to 2014-15	Chart 7.7	7-19

Major National Partnerships Agreements	Table 7.7	7-24

Expiring and Discontinued National Partnership Agreements	Table 7.8	7-27

Budget Statement 2014-15

Chapter 8 Asset and Liability Management		8

General Government Sector – Net Debt and Net Financial Liabilities	Table 8.1	8-2

General Government Sector Net Debt – Budget forecast for 2014-15 compared to Budget forecasts for 2013-14	Table 8.2	8-3

General Government Net Debt Trend	Chart 8.1	8-4

General Government Sector Capital Program – Sources of funds	Table 8.3	8-6

General Government Sector Capital Program – 2010-11 and 2014-15	Chart 8.2	8-6

General Government Sector – Interest Expense as a Percentage of Budget Revenue	Chart 8.3	8-7

NSW and Commonwealth 10 Year Bond Yields – 2010 to 2014	Chart 8.4	8-8

General Government Sector – Insurance Liability and Asset Estimates	Table 8.4	8-11

General Government Sector – Superannuation Assets	Table 8.5	8-13

General Government Sector – Superannuation Liabilities (AASB 119)	Table 8.6	8-14

General Government Sector – Superannuation Liabilities AASB 119 and AAS 25 Estimates	Table 8.7	8-16

Total State Sector – Unfunded Superannuation Liabilities and funding forecasts to 2030	Chart 8.5	8-17

General Government Sector – Superannuation Liabilities, Expenses and Cash Flows	Table 8.8	8-18

Total State Sector – Net Debt Net Financial Liabilities and Net Worth	Table 8.9	8-20

Chapter 9 Public Trading Enterprises		9

EBITDA – Commercial PTEs	Chart 9.1	9-6

Commercial PTEs and PFEs – Dividends and tax	Table 9.1	9-7

Capital Expenditure by Sector – Commercial	Table 9.2	9-8

Capital Expenditure by Sector – Commercial	Chart 9.2	9-9

Electricity Networks EBITDA	Chart 9.3	9-11

Budget Support for transport PTEs and farebox revenue	Table 9.3	9-17

Chapter 10 Uniform Financial Reporting		10

General Government Sector Operating Statement	Table 10.1	10-9

General Government Sector Balance Sheet	Table 10.2	10-11

General Government Sector Cash Flow Statement	Table 10.3	10-12

Derivation of ABS GFS General Government Sector Cash Surplus/(Deficit)	Table 10.4	10-13

General Government Sector Taxes	Table 10.5	10-13

General Government Sector Grant Revenue and Expense	Table 10.6	10-14

General Government Sector Dividend and Income Tax Equivalent Income	Table 10.7	10-15

General Government Sector Expenses by Function	Table 10.8	10-15

General Government Sector Purchases of Non-financial Assets by Function	Table 10.9	10-16

Public Non-financial Corporation Sector Operating Statement	Table 10.10	10-17

Public Non-financial Corporation Sector Balance Sheet	Table 10.11	10-19

Public Non-financial Corporation Sector Cash Flow Statement	Table 10.12	10-20

Budget Statement 2014-15

Derivation of ABS GFS Public Non-financial Corporation Sector Cash Surplus/(Deficit)	Table 10.13	10-21

Non-financial Public Sector Operating Statement	Table 10.14	10-21

Non-financial Public Sector Balance Sheet	Table 10.15	10-23

Non-financial Public Sector Cash Flow Statement	Table 10.16	10-24

Derivation of ABS GFS Non-financial Public Sector Cash Surplus/(Deficit)	Table 10.17	10-25

Loan Council Allocation Estimates	Table 10.18	10-25

Appendix A: Statement of Significant Accounting Policies and Forecast Assumptions		A

Key economic performance assumptions	Table A.1	A-5

Superannuation Assumptions – Pooled Fund/State Super Schemes	Table A.2	A-8

Budget Statement 2014-15

About this Budget Paper

Purpose and Scope

Budget Paper No. 2 Budget Statement provides information on State finances in aggregate. The objectives of this paper are to:

•	inform Parliament and the public of the State’s fiscal position and the Government’s fiscal strategy

•

meet requirements under s. 27AA of the Public Finance and Audit Act 1983, which prescribes the content of Budget Papers, including providing four-year projections of all major economic and financial variables, and revised estimates for the preceding Budget year and explanations of any significant variations

•

meet requirements under s. 8 of the Fiscal Responsibility Act 2012, including providing a statement of the Government’s fiscal strategy, a report on performance against the fiscal objects, targets and principles contained in the Act, and a report on the impact of any budget measures on the State’s long-term fiscal gap

•	enable interstate comparisons by reporting within the Australian Bureau of Statistics Government Finance Statistics framework.

The general government sector represents the scope of the Budget. However, this Budget Paper also includes information on the Total State Sector and the Estimated Financial Statements for the Public Trading Enterprise and Non-financial Public Sector. This is to provide a comprehensive picture of the State’s fiscal position and strategy, relevant not only to Parliament but also to other interested parties such as credit rating agencies.

The Government has identified a number of priority projects for which it has reserved Restart funding. Funding has been reserved with a view to a future Restart commitment at which time it will be included in the budget aggregates following further project development and completion of project assurance processes, including final business case approval.

Improvements in financial reporting

The Treasurer is committed to improving transparency in Budget reporting.

In this Budget a new statement is included which lists new recurrent policy decisions taken between the 2013-14 Half-Yearly Review and the 2014-15 Budget, this can be found in Appendix E of this Budget Paper

Budget Statement 2014-15	i

About this Budget Paper

In addition, we have retained the statement introduced in the 2013-14 Budget which reconciles both changes in revenue and expenses since the previous Budget. These statements seek to distinguish between changes in revenues and expenses that are a result of new Government policy decisions announced in this Budget, and those that result from parameter and other variations on a ‘no policy change’ basis.

The Treasurer has again requested that the Auditor-General review the reasonableness of the estimates and forecasts in the 2014-15 Budget. A copy of the Independent Assurance Practitioner’s Report from that review is printed within the covers of this Budget Paper.

Steps have also been taken to improve financial reporting across all entities and to increase the powers of the Auditor-General as part of efforts to improve transparency. The Government believes that some of the Auditor-General’s powers need to be refined to improve the position’s role and effectiveness and to better reflect practice in other jurisdictions. Accordingly, Cabinet recently approved the drafting of amendments to the Public Finance and Audit Act 1983 including:

•	enhanced powers such as access to Cabinet documents and explicit powers to undertake compliance audits

•	enhanced accountabilities such as mandatory compliance with Australian Auditing Standards and improved accountability and oversight by the Public Accounts Committee.

Application of Accounting Standard AASB 119

Section 27A of the Public Finance and Audit Act 1983 requires the Budget to be prepared in accordance with Australian Accounting Standards. In 2013-14, Accounting Standard AASB 119 Employee Benefits was amended. The amended standard significantly affects the measurement of superannuation expenses shown in the Budget Operating Statement.

Previous AASB 119	Expected investment earnings of around 8.6 per cent on superannuation fund assets, based on independent advice and historical long term earnings achieved by State Super, were recognised as an offset to gross superannuation expense.

Amended AASB 119	Investment earnings equal to long term Commonwealth bond yields (around 3.3 per cent for 2013-14), irrespective of how funds are invested will be recognised as an offset to gross superannuation expense.

An important aspect of budget analysis is the need for assessments of government performance to be comparable to earlier years. To allow comparability the 2013-14 Budget papers introduced the term – Traditional – to apply to budget result, net lending and expenses when calculated on the basis of the previous AASB 119 approach to investment returns. This allowed an assessment of the State’s forecast to be made relative to the budget settings and estimated outcomes in previous years. Box 1.2 shows the impact on the Budget result of amendments to AASB 119. Elsewhere, the budget result, expenses and net lending have primacy in the financial statements.

The details are provided in Chapter 1.

ii	Budget Statement 2014-15

Introduction

Changes to reporting entities

The majority of changes to reporting entities were as a result of the introduction of the Government Sector Employment Act 2013 that came into force on 24 February 2014. The Act was aimed at developing a modern high-performing “government sector”.

On that date:

•	the Government Sector Employment Act 2013 (GSE Act) commenced

•	the Public Sector Employment and Management Act 2002 (the former Act) was repealed

•	the Administrative Arrangements Order 2014 (the Order) commenced.

The Order was subsequently amended on 23 April 2014 by the Administrative Arrangements (Administrative Changes—Ministers and Public Service Agencies) Order 2014 following establishment of the new Ministerial arrangements with subsequent changes to entity and cluster arrangements detailed within that Act and as part of the Allocation of the Administration of Acts.

As part of these revised arrangements the Finance and Services cluster was merged with the Treasury cluster to form a single Treasury and Finance cluster. Additionally, the Planning and Infrastructure sub cluster of the Premier and Cabinet was separated to form the new Planning and Environment cluster.

Notes

•

The Budget year refers to 2014-15, while the forward estimates period refers to 2015-16, 2016-17 and 2017-18. Figures in tables, charts and text have been rounded. Discrepancies between totals and the sum of components reflect rounding:

•	estimates under $100,000 are rounded to the nearest thousand

•	estimates midway between rounding points are rounded up.

•	percentages are based on the underlying unrounded values.

•	For the budget result, a negative sign indicates a deficit while no sign indicates a surplus.

•	One billion equals one thousand million.

Budget Estimates 2014-15	iii

About this Budget Paper

•	The following notations are used:

•	n.a. means data is not available

•	N/A means not applicable

•	no. means number

•	0 means not zero, but rounded to zero

•	… means zero

•	thous means thousand

•	$m means millions of dollars

•	$b means billions of dollars.

•

Differences between harmonised Government Finance Statistics (GFS)-Generally Accepted Accounting Principles (GAAP) information, as shown in the Budget Papers, and pure GFS information, as reported by the Australian Bureau of Statistics, are known as convergence differences. Such differences are not departures from Accounting Standards but merely variations in measurement or treatments between GAAP and GFS frameworks. Details of these main convergence differences, between GAAP and GFS, are explained in Chapter 10 of Budget Paper No 2.

Unless otherwise indicated, the data source for tables and charts is the Treasury.

iv	Budget Statement 2014-15

Overview

The 2014-15 Budget continues to deliver on the Government’s plan to enhance the living standards of all New South Wales residents by driving individual opportunity, economic growth, productivity and employment. This is underpinned by the Government’s economic strategy, which is delivering a stronger New South Wales economy through investing in infrastructure and initiatives such as the Jobs Action Plan and Housing Acceleration Fund. The transition in the national economy from mining-investment led growth to broader based drivers of growth is already evident in New South Wales, with the State’s economic growth leading the nation. New South Wales is well placed to benefit from the changing economic environment.

Major new investment in productive infrastructure will grow the economic potential of the State into the future and additional funding for core services will significantly increase the number of frontline staff, particularly in hospitals and schools. Important new initiatives directed towards the most vulnerable members of the community will improve child protection and address alcohol related violence.

While investing in better economic and social outcomes, the Government continues to maintain strong fiscal discipline. Improvements in economic conditions are flowing through to an increase in state revenues. These revenue collections and expenditure restraint are improving budget results. In addition, combined with the successful asset recycling strategy, net debt levels have been dramatically reduced from their levels in the 2013-14 Budget, providing the capacity to accelerate the further investment in major infrastructure needed within the State.

Fiscal outlook

The 2014-15 Budget is being delivered in accordance with a fiscal strategy and outlook that supports a strong financial position for the State as evidenced by the maintenance of the State’s triple-A credit rating.

The fiscal outlook demonstrates the prudent approach taken by the Government since 2011, to ensure that government finances are on a sound and sustainable footing. The underlying improvement in the State’s budget result is masked by the continuing impacts of the changed accounting standard to the valuation of employee benefits (AASB 119) and unexpected changes to federal-state finances announced in the Commonwealth Budget on 13 May 2014.

In 2013-14, revenues increased to $65.4 billion – an increase of $2.9 billion from the original estimate set out in the 2013-14 Budget. This largely reflects stronger than expected collections of state taxes on the back of the strength of the housing market; increases in GST revenues flowing from higher consumption growth; and both re-profiled and new grants from the Commonwealth Government for major infrastructure projects. From this higher base, modest revenue growth is expected in 2014-15 and across the forward estimates. The underlying trend in aggregate revenues, however, is distorted by the re-profiling of grants received from the Commonwealth Government.

Budget Statements 2014-15	Overview - i

Expenditure growth continues to be effectively managed, with nominal expense growth in 2013-14 in line with the original estimate of 4.9 per cent growth on 2012-13. Expense growth over the forward estimates will continue to be carefully managed, with average nominal growth of 3.4 per cent expected in the four years to 2017-18. This includes the Government’s commitment to increase expenditure in health services by 5.2 per cent.

A key part of managing government expenses has been the Government’s wages policy. Employee expenses have been affected by structural changes to the general government sector implemented by the Government to enhance service delivery resulting in more than 5,000 employees who were previously employed in the Public Trading Enterprise sector being now in the general government sector. The Government has also increased the number of frontline staff by more than 8,000.

Chart 1 shows that, as a result of these stronger revenues and restrained expense growth, the budget result has improved since the 2013-14 Budget, with a trajectory of increasing surpluses.

Chart 1:	Budget Result: 2013-14 Budget compared with 2014-15 Budget

Chart 2 presents the budget result adjusted for the re-profiling of Commonwealth funding and AASB 119. It shows significantly stronger surpluses across all years.

Overview - ii	Budget Statement 2014-15

Chart 2:	Budget Result excluding impacts of Commonwealth Budget and amendments to AASB 119

The highly successful outcome of the long-term lease of the Port of Newcastle, combined with the Government’s wider asset recycling strategy and a significant improvement in the 2012-13 and 2013-14 operating results, has further improved the State’s balance sheet and net debt position. This has given the Government capacity to accelerate further investment in productive infrastructure such as the $14.9 billion WestConnex motorway, the $3.0 billion NorthConnex motorway and the $3.5 billion Western Sydney Roads package to support Sydney’s second airport at Badgerys Creek. The State contributions to these projects are fully incorporated into the 2014-15 Budget estimates and the net debt outcomes as set out in Chart 3.

Chart 3:	General Government Sector Net Debt

Budget Statements 2014-15	Overview - iii

Economic outlook

The New South Wales economy is well-placed to grow in light of the changing economic conditions as the mining-investment boom unwinds. Rising momentum through 2013-14 is expected to result in above-trend growth of around 3 per cent in each of the three years to 2015-16. Growth will be led by household consumption and dwelling investment initially and be underpinned by a strong improvement in non-mining business investment later. Above-trend employment growth of around 1 3/4 per cent in 2014-15 and 2 per cent the following year is expected, resulting in a steady fall in the unemployment rate through 2015-16. Chapter 2, The Economy provides more detail.

Valuable contributions to these strong outcomes over the next few years come from Government programs promoting employment (the Jobs Action Plan) and new dwelling investment (the Building the State package), together with the increased activity generated by record levels of infrastructure spending.

These positive outcomes in New South Wales come against the backdrop of a global economy that is forecast to improve modestly over the next year or so and a national outlook that remains relatively subdued. The transition away from mining-investment led growth appears to have begun as domestic non-mining sectors are showing signs of improvement.

Overview - iv	Budget Statement 2014-15

Chapter 1:	Fiscal Strategy and Budget Priorities

•

The 2014-15 Budget confirms the Government’s commitment to rebuilding New South Wales through responsible financial management. This is reflected in a fiscally prudent budget that is all but balanced and which supports the maintenance of the State’s triple-A credit rating. This Budget enables the Government to accelerate investment in infrastructure to promote growth, boost frontline services to improve living standards and prioritise policies that protect the community’s most vulnerable.

•	In the space of three years, the Government has turned the State from being one of the weakest economic performers in the nation to once again becoming the engine room of the national economy.

•

The Budget boosts funding for frontline services, especially for hospitals, schools and police and this will continue to improve living standards across New South Wales. Critical new investment in child welfare and safety measures boosts protection for vulnerable children.

•

By investing in infrastructure through Restart NSW, increasing construction activity through Building the State and promoting employment growth through the Jobs Action Plan, the Government is contributing positively to a stronger NSW economy.

•

The State is building the largest rail and road projects in the nation, with a total value over $25 billion. This Budget’s investment in major infrastructure will drive sustained productivity, employment and economic growth in New South Wales. State infrastructure expenditure of $61.5 billion is projected in the four years to 2017-18, adding to capital investment of more than $54.3 billion since 2010-11.

•

The Government’s successful asset recycling strategy has strengthened the State’s balance sheet and continues to accommodate critical infrastructure investment without placing unsustainable pressure on the State’s debt and interest levels. The capture of windfall revenues into Restart NSW for investment in infrastructure underlines the responsible framework and spending discipline adopted by the Government.

•

In 2013-14, a surplus of $988 million is now expected. This reflects stronger than anticipated state revenues and an additional $1.2 billion in Commonwealth grants, including significant amounts re-profiled mostly from 2014-15 into 2013-14.

•	A deficit of $283 million is estimated for 2014-15. Without re-profiling and changes to Commonwealth grants, the NSW 2014-15 Budget result would be a surplus.

•	For 2015-16 and across the forward estimates, stronger budget surpluses are now expected on the back of strong revenues and an improved outlook for the NSW economy.

Budget Statement 2014-15	1 - 1

1.1 Introduction

The Government has made substantial progress in rebuilding New South Wales.

The Government’s fiscal strategy has been central to this by maintaining sound financial management demonstrated through continued expense restraint, reducing net debt levels, asset recycling and maintaining the State’s triple-A credit rating. Getting state finances under control has enabled the Government to advance the delivery of critical infrastructure investment while still reducing net debt levels, and enhance core services such as health and education to meet the needs of the community.

The 2014-15 Budget includes major infrastructure projects, greater service provision and funding enhancements to assist those people in need, including $500 million for new measures in the area of child protection.

It sets out a stronger fiscal outlook with significantly improved budget results and lower net debt when compared with the 2013-14 Budget and 2013-14 Half-Yearly Review. This has been achieved by a strong and continuing commitment to prudent financial management. Expense growth has been kept below the long-term average growth in revenues since 2011. In addition, the successful asset recycling strategy has substantially improved the State’s net debt levels.

In 2013-14, a surplus of $988 million is now forecast. This has been driven by an improvement in state tax and non-tax revenues while maintaining expense controls. Expenses have come in under budget, while increased revenues reflect a stronger than expected housing market and an additional $1.2 billion in Commonwealth grants. These grants include a re-profiling of around $800 million previously allocated to 2014-15 and the forward estimates, largely for the Pacific Highway, as well as new funding. Adjusting for the Commonwealth grants and the impact of AASB 119 Employee Benefits, the surplus in prospect would be $1.5 billion.

In 2014-15, a deficit of $283 million is forecast. If the movement of Commonwealth grants between 2013-14 and 2014-15 were reversed, the 2014-15 budget result would be in surplus.

In 2015-16 and the remainder of the forward estimates, stronger surpluses are now expected, peaking in 2016-17 at $2.2 billion.

Table 1.1 sets out the key budget aggregates for the general government sector from 2012-13 to 2017-18.

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Table 1.1:	Budget Aggregates

	2012-13 Actual (a)	2013-14 Revised	2014-15	2015-16	2016-17	2017-18
			Budget	Forward Estimates

Revenue ($m)	60,131	65,437	67,113	69,925	73,730	75,310
Revenue growth (per cent pa)	1.9	8.8	2.6	4.2	5.4	2.1

Expenses ($m)	61,462	64,449	67,396	69,265	71,575	73,644
Expense growth (per cent pa)	3.8	4.9	4.6	2.8	3.3	2.9

Budget Result ($m)	(1,300)	988	(283)	660	2,155	1,666
Per cent of GSP	(0.3)	0.2	(0.1)	0.1	0.4	0.3

Net Capital Expenditure ($m)	2,407	2,465	3,434	2,288	2,416	1,741
Per cent of GSP	0.5	0.5	0.7	0.4	0.4	0.3

Net Lending/(Borrowing) Result ($m)	(3,707)	(1,477)	(3,717)	(1,628)	(260)	(75)
Per cent of GSP	(0.8)	(0.3)	(0.7)	(0.3)	(0.0)	(0.0)

Net Debt ($m)	11,907	8,572	12,364	13,649	13,736	12,744
Per cent of GSP	2.5	1.7	2.4	2.5	2.4	2.1

ABS GFS CASH SURPLUS/(DEFICIT) - including finance leases ($m)	(2,949)	84	(3,016)	(621)	561	773
Per cent of GSP	(0.6)	0.0	(0.6)	(0.1)	0.1	0.1

(a)	2012-13 Actuals incorporate the retrospective application of amended AASB 119 as required under the Standard. The budget result would have been a surplus of $239 million without this change.

The unexpected re-profiling of existing Commonwealth funding announced in the 2014-15 Commonwealth Budget, particularly for capital projects (see Box 1.1), and the changes to superannuation expenses as a result of the revised AASB 119 (see Box 1.2), mask the underlying financial performance of the State.

Budget Statement 2014-15	1 - 3

Chart 1.1 presents the improvement on the budget result between the 2013-14 Budget and the 2014-15 Budget (inclusive of AASB 119 amendments).

Chart 1.1:	Budget Result: 2013-14 Budget Compared with 2014-15 Budget

Chart 1.2 presents the budget result as well as the budget result adjusted for the re-profiling of Commonwealth funding and the impact of AASB 119 amendments, and demonstrates the strengthening of the fiscal outlook, largely driven by continued expense restraint.

Chart 1.2:	Budget Result excluding impacts of Commonwealth Re-profiling and amendments to AASB 119

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Box 1.1	Commonwealth Budget - Impacts on Budget Result

On 13 May 2014 the Commonwealth announced a number of changes that impact significantly on NSW finances over the budget and forward estimates period, as well as the longer term.

Grants predominantly for the Pacific Highway, previously expected in 2014-15, were brought forward into 2013-14. Similarly, grant funding has been moved out of 2015-16 and into 2016-17. In total, re-profiling improves the 2013-14 result by $801 million but worsens 2014-15 by $703 million and 2015-16 by $142 million.

The Commonwealth has announced new capital infrastructure grants of around $3.5 billion, largely for the proposed Badgerys Creek airport, WestConnex and NorthConnex projects. The grants are essentially one-off as they are attached to specific time limited projects. This new funding is provided across the budget and forward estimates period.

The Commonwealth also announced changes to a range of National Partnership and National Agreement payments, which saw important recurrent program funding reduced by $2.2 billion over 5 years - with an estimated impact on National Health Reform funding alone of $1.1 billion.

However, the New South Wales Budget has been developed since the Commonwealth announcements and includes some important updates that mitigate part of the effect over the forward estimates. For health, the impact should in part be moderated by the use of up-to-date forecasts for health activity and changes in payment arrangements for cross-border services. In total, the impact of the actions delivered by the Commonwealth was to improve the 2013-14 result by $1.1 billion but worsen the 2014-15 result by around $366 million.

The structural nature of reductions in health and education funding – including the move away from activity based funding and indexation well below demand growth – is of greater concern for the State. It signals a substantial deterioration in the long term funding of these important services. New South Wales anticipates that the cost could be as much as 1.3 per cent of GSP by 2050. This theme is explored in more detail in Section 1.4.

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In addition to the distorting impacts of the Commonwealth Budget on the NSW budget results outlined in Box 1.1, the amendments to AASB 119 have also had a significantly distorting effect. This is outlined in Box 1.2.

Box 1.2	AASB 119 -Impacts on Budget Result

An amendment to AASB 119, which commenced in 2013-14, significantly affects the measurement of superannuation expenses reported in the operating statement. AASB 119 changes do not affect net debt levels, total financial liabilities or cash flows.

Under AASB 119, expected investment earnings on superannuation fund assets are recognised as an offset to gross superannuation expenses. Previously, expected investment earnings of around 8.6 per cent were recognised based on independent advice and historical long term averages. The amendments require expected earnings to be based on long-term yields on Commonwealth bonds, currently 4.0 per cent. With $34 billion in superannuation assets, the amendment to AASB 119 has a significant impact on superannuation expenses and consequently the budget result. The State remains on track to fully fund its superannuation liabilities by 2030.

	2012-13 Actual	2013-14 Revised	2014-15	2015-16	2016-17	2017-18
			Budget	Forward Estimates

Budget Result ($m)	(1,300)	988	(283)	660	2,155	1,666
Impact of AASB ($m)	1,539	1,511	1,492	1,249	1,170	1,084

Budget Result excluding AASB 119 ($m)	239	2,499	1,209	1,909	3,326	2,750

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1.2 Fiscal Strategy and Outlook

The foundation of the Government’s fiscal strategy is to deliver strong budget results and manageable debt levels that support a strong financial position and the maintenance of the State’s triple-A credit rating. This leads to the lowest possible cost of borrowing and secures future investment in infrastructure and frontline services. Since its first budget in 2011-12, the Government has consistently adhered to its fiscal strategy through:

•	responsible and sustainable spending, taxation and infrastructure investment

•	effective financial and asset management

•	achieving inter-generational equity.

These principles are outlined in the Fiscal Responsibility Act 2012 and complement the Government’s economic strategy to lift productivity, encourage economic growth and deliver improved living standards for the residents of New South Wales. In June 2014 Moody’s reaffirmed NSW’s triple-A credit rating. The triple-A rating from Standard and Poor’s was reaffirmed in October 2013 but remains on negative outlook.

The 2014-15 Budget provides for a strengthening in the fiscal position. This supports strong economic growth by maintaining business and consumer confidence levels. The Government has continued to restrain expense growth to less than long term revenue growth (see Chart 1.3), ensuring the long-term sustainability of government finances. Commencing in the 2011-12 Budget, the Government has delivered on its sustainable program of savings, driving efficiencies to control expense growth without compromising the quality of government services.

Chart 1.3:	Expenses and Revenue growth (a)(b)

(a)	Four-year average per cent change to indicated year.
(b)	Adjusted for the Jobs Stimulus Package, Commonwealth Re-profiling, and amendments to AASB 119 Employee Benefits.

Budget Statement 2014-15	1 - 7

This Budget delivers another year of effective expense control. The greater focus on financial management has resulted in actual expenses being less than budgeted in every year since 2010-11 as shown in Chart 1.4.

Chart 1.4:	Total Expense Variations – Budget less Actual

Consistent with its commitments, the Government is actively managing net debt levels to support the maintenance of the State’s triple-A credit rating and allow the infrastructure investments that are required to build the future productivity and economic success of the State.

In the 2012-13 Budget, net debt in 2013-14 was forecast to be $20.5 billion. This Budget projects a further dramatic reduction in net debt levels by the end of June 2014 to $8.6 billion (see Chart 1.5) or 1.7 per cent of Gross State Product, reflecting the significant improvement in the revenue, continued expense management and the proceeds from the highly successful lease of the Port of Newcastle. The improved net debt position gives the Government considerable room to undertake investment in important infrastructure projects over future years without placing additional pressure on the state’s debt position and interest levels.

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Chart 1.5:	General Government Net Debt

Fiscal Sustainability

Prior to the 2011-12 Budget, New South Wales was confronted by a deteriorating fiscal position. Weak budget results were projected across the forward estimates and average expense growth had exceeded average revenue growth for the 10 years leading up to the 2010-11 Budget. Net debt levels were effectively being managed by under-investment in capital, leading to a growing infrastructure gap and placing the state’s budget on an unsustainable trajectory.

In its first budget in 2011-12, the Government committed to strengthen the State’s fiscal position and return the budget to a sustainable trajectory, while addressing the infrastructure backlog. A number of measures were undertaken to strengthen the State’s fiscal position by restraining expense growth, including the restructuring and reorganising of the general government sector, undertaking workplace reform, and introducing greater contestability into government service delivery. The Government also commenced a program of asset recycling to access funding while protecting debt settings.

One of the primary measures to restrain expense growth, the NSW Public Sector Wages Policy, was introduced in July 2011. It maintains the real value of wages over the medium term in line with the mid-point of the Reserve Bank of Australia’s target band for inflation. Meeting this commitment has ensured that employee expenses, which represent almost 50 per cent of total government expenses, are now growing at sustainable levels.

The State’s financial position also benefits from the work of the last three years to deliver its program of savings and efficiencies, with cumulative savings of $23.6 billion expected over the seven years from 2011-12. These savings remain necessary to create room for the Government to address policy priorities while also meeting fiscal responsibility targets. Chart 1.6 shows the cumulative impact of the last four budgets on the budget result.

Budget Statement 2014-15	1 - 9

Chart 1.6:	Budget Result – With and Without Savings Measures(a)

(a)	2011-12 and 2012-13 presented excluding impacts of amended AASB 119

The cumulative impact of these measures is expense growth below long-term average revenue growth since the Government was elected. This trend is projected to continue through the forward estimates.

Despite robust average revenue growth of 6.6 per cent per year over the eight years to 2009-10, average expense growth over this period exceeded this, averaging over 7 per cent per year. In contrast, average expense growth from 2010-11 to 2013-14 is 3.5 per cent per year, and is projected to be 3.4 per cent over the four years from 2014-15. Despite softer revenue growth, the Government is living within its means. This is demonstrated in Chart 1.7.

Chart 1.7:	Revenue and Expense Growth

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The Government also commenced a program of asset recycling and responsible infrastructure investment to address the State’s infrastructure requirements while prudently and sustainably managing government debt. Investment has been systematically prioritised based on business case analysis and funded through recycling surplus assets, harnessing a range of innovative funding mechanisms and partnerships with the private sector.

Even with its significantly increased infrastructure program, general government net debt compares very favourably against other Australian states and territories. NSW general government net debt in 2014-15 is currently projected at 2.4 per cent of GSP. This compares to 6.3 per cent of GSP in Victoria, 3.4 per cent of GSP in Queensland and 3.6 per cent of GSP in Western Australia as shown in Chart 1.8.

Chart 1.8:	Net Debt – Comparison Between Australian Jurisdictions

1.3 Budget Priorities

This Budget continues to support the State’s economic potential by investing in measures that support productivity, employment growth and the economy. Sound financial management has allowed room to accelerate investment in productive infrastructure, support the vulnerable of our community and maintain core services.

Budget Statement 2014-15	1 - 11

Supporting Housing Supply

This Budget continues the roll-out of targeted infrastructure projects to unlock housing supply under the $481 million Building the State package. The measures to increase housing supply and reinvigorate the construction industry are already leading to improvements in the housing sector, with private residential building approvals in New South Wales almost 44 per cent above the decade average. The Building the State initiatives include:

•

continued homebuyer support through an increase to the threshold to $750,000 for the First Home Owner Grant for new homes to provide a boost to the housing construction industry. The number of new homes in the 12 months to April 2014 has increased by 67.2 per cent on the previous 12 month period

•

the continuation of the Housing Acceleration Fund, which is reinvesting the proceeds from the sale of non-essential government property and other savings to fund essential infrastructure. This has accelerated the delivery of 134,000 new housing lots and facilitated employment in key areas.

A Competitive Business Environment and Strong Employment Growth

The State’s strong economic performance indicates the success of the Government’s strategies to provide a competitive environment that supports businesses and employment growth:

•

the significant reforms introduced by the Government in 2012 to the workers compensation scheme put it back on a sustainable footing and provide better support to the State’s most seriously injured workers. Workers compensation insurance premiums are now $1.1 billion lower for NSW employers than they would have been without these reforms and there is a greater focus on returning injured workers back to employment

•	the Government continues to invest in the Jobs Action Plan, which provides businesses in the State with a payroll tax rebate when they employ eligible new workers

•

from 1 July 2016, the Government will abolish all remaining Intergovernmental Agreement taxes. This includes the transfer duty on non-real business assets such as patents and intellectual property, mortgage duty on business transactions and duty on unlisted marketable securities.

Investing in Productive Infrastructure

The NSW Long Term Transport Master Plan estimated the cost to the State economy of Sydney’s road congestion to be $5.1 billion. A Sydney commuter, who makes a twice daily commute that should take 30 minutes in peak periods, is subject to an additional 185 hours (8 days) of travel time per year due to congestion. The impacts on business and freight times are significant. The Government is committing to invest in a productive capital program that will address these social and economic costs and reduce travel times through major projects such as:

•

the $14.9 billion WestConnex motorway ($11.5 billion in 2012 dollars), involving 33 kilometres of upgraded and new motorways linking the M4 and M5 corridors and providing connections to the City and Airport / Port Precinct

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•

the $3.5 billion Western Sydney Roads package to support a second Sydney airport at Badgerys Creek and the continued growth and development of Western Sydney, one of Australia’s most significant and fastest growing economic areas

•

the $3.0 billion NorthConnex motorway, comprising twin motorway tunnels of around 9 kilometres in length, linking the M1 Pacific Motorway at Wahroonga to the Hills M2 Motorway at West Pennant Hills. The project will significantly ease traffic congestion in Sydney by taking up to 5,000 trucks a day off Pennant Hills Road

•	the $8.3 billion (to 2019) North West Rail Link, currently under construction, with station excavation underway, and tunnel boring machines expected in the ground later this year

•	the $2.0 billion South West Rail Link, with construction currently a year ahead of schedule and $100 million below budget and services expected to commence in 2015.

The Government remains focused on exploring innovative procurement and financing options to deliver much needed infrastructure without placing excess pressure on the State’s balance sheet and credit rating.

Box 1.3:	Asset Recycling Strategy

In 2011, the Government introduced its asset recycling strategy. The strategy aims to effectively manage the State’s balance sheet by unlocking equity, de-risking the balance sheet, and recycling proceeds into new economic and social infrastructure investment. The Government established Restart NSW, to quarantine net proceeds from transactions for the delivery of new infrastructure projects.

Potential assets for recycling are identified by reviewing the State’s commercial business interests and undertaking an assessment of the relative benefits of government versus private ownership.

The asset recycling strategy has resulted in several successful initiatives, removing significant liabilities and commercial risks from the State, and contributing over $6.0 billion towards Restart NSW.

Restart NSW funds have been committed for major projects including WestConnex, NorthConnex, Pacific and Princes Highway upgrades, Western Sydney Land Infrastructure Package and Bridges for the Bush. The Government has also reserved funding for future projects, including the Newcastle CBD revitalisation.

In April 2014, New South Wales signed up to the COAG Asset Recycling Initiative. Under the initiative, the Commonwealth will provide incentive payments of up to 15 per cent of the assessed value of the asset for States to divest assets and recycle funds into new productive infrastructure.

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Maintaining Core Services

The Government remains committed to maintaining core service delivery. Sustained additional investment has been made in the areas of health, education, and other front line services to ensure that New South Wales is able to provide quality services, recognising increased demand and a growing population. Major initiatives of this Budget include:

•

an additional $845 million ($929 million, or a 5.2 per cent increase on a like-for-like basis adjusted for changes in payment arrangements for interstate patient funding) to meet increased patient demand for hospital and emergency department services and support strategies to deliver more integrated care services to patients

•

$1.3 billion (including $117 million from Health’s expense budget) for new facilities, upgrades and redevelopments across NSW including commencing work at St George, Westmead, Gosford and Sutherland hospitals, continuing works at Wagga Wagga, Tamworth, Bega, Blacktown, Campbelltown and Lismore hospitals and investing in technology to improve access to services for rural and regional patients

•

continued commitment to the National Education Reform Agreement to improve educational outcomes and long term productivity with $11.7 billion to be spent across government and non-government schools in 2014-15. NSW will continue to insist the Commonwealth meet its obligations under the National Education Reform Agreement.

Supporting the Vulnerable

A key priority of this Government is to provide meaningful support and services to disadvantaged individuals, families and communities, to increase opportunities for meeting the individual needs of the most vulnerable and to assist them in realising their potential. This Budget provides:

•

an additional $500 million over four years from 2014-15 for Safe Home for Life, and $684 million over four years from 2014-15 to continue the Keep Them Safe initiatives. Together, these will build the effectiveness of the child protection system to better protect and support the most vulnerable children, young people and their families

•

$587 million ($482 million recurrent and $105 million capital) to deliver Ready Together, the reshaped Stronger Together Two commitment, to give more people greater choice and flexibility about how they live their lives, and the support to make decisions and plan for their future

•	$87 million for crime reduction initiatives in response to community concerns about drug and alcohol fuelled violence in public streets

•

$107 million in 2014-15 to maintain the concessions to pensioners and seniors card holders that until now were the responsibility of the Commonwealth. NSW will negotiate with the Commonwealth to meet its obligations under previous agreements.

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1.4 The Long-term Fiscal Gap

The Fiscal Responsibility Act 2012 requires the Government to assess the long-term fiscal gap for the NSW general government sector every five years and to report the impact of new measures on the fiscal gap in the annual budget.

The fiscal gap is the change in the general government sector primary balance as a share of GSP, over the period 2009-10 to 2050-51. The primary balance is revenues less expenditures, including net capital expenditure, but excluding interest transactions.

The first five-yearly update was presented in the 2011-12 Budget Paper No. 6 Long-Term Fiscal Pressures Report. The report found that pressures from ageing and other growth factors would result in a fiscal gap of 2.8 per cent of gross state product (GSP) by 2050-51 based on the 2010-11 Budget. This is equivalent to $12.3 billion in 2010-11 dollars, or about 20 per cent of total budget revenues.

The requirement to annually report the long-term fiscal impact of expenditure and revenue measures considerably increases budget transparency. This is because in addition to the usual reporting on the immediate effects of policy initiatives, the Government is required to provide an assessment as to whether policy changes will widen or narrow the fiscal gap.

Measures and parameter changes in the 2011-12, 2012-13 and 2013-14 Budgets reduced the fiscal gap to 1.5 per cent of GSP. In this Budget, the fiscal gap has increased by 1.3 percentage points to 2.9 per cent of GSP as a result of the Commonwealth’s decision to reduce its health funding to the states and territories.

For the 2014-15 Budget, the update of demographic, economic, expense and revenue parameters reduced the fiscal gap by 0.2 percentage points. This primarily reflected improved demographics driven by higher net inward migration.

New expense measures since the 2013-14 Budget (see Appendix E) marginally increased the fiscal gap by 0.1 percentage points.

In calculating the impact of changes to capital expenditure since the 2013-14 Budget the component of Restart NSW projects, including WestConnex, funded from asset sales has been excluded, as these represent a reallocation of capital rather than additional spending per se. With this adjustment, new general government capital expenditure is estimated to have increased the fiscal gap by 0.1 percentage points.

Revenue measures had no impact on the fiscal gap in 2014-15. As the extension of the IGA taxes in the 2013-14 Budget was a temporary measure, their abolition from 1 July 2016 in this Budget has no impact on the projected fiscal balance in 2050-51.

The improvement in the fiscal gap from the parameter update is therefore broadly offset by additional capital and recurrent expenditures.

Budget Statement 2014-15	1 - 15

In its 2014-15 Budget the Commonwealth announced changes in its health funding to the states and territories under the National Health Reform Agreement (NHRA). Under the agreement the Commonwealth had previously committed to increase hospital funding in line with around half the level increases in efficient hospital expenditure from 2014-15, along with guaranteed minimum payments to the states and territories to 2019-20.

Under the new arrangement, the Commonwealth has abolished the funding guarantees and, from 2017-18, will index state and territory health funding in line with growth in population and CPI. This represents a worsening of the state’s position with respect to both the NHRA and the previous SPP funding arrangements. This new formula does not recognise the additional cost pressures in health such as ageing and technology that add around 0.5 and 1.2 percentage points respectively to demand growth each year.

Under the new arrangements, long-term growth in Commonwealth health funding to New South Wales is projected to fall from 7.2 to 4.0 per cent per annum. Moreover, since NSW health expense pressures are projected to grow at around 6.0 per cent per annum over the long-term, the Commonwealth contribution to NSW health spending is expected to halve, from 26 per cent in 2014-15 to 13 per cent in 2050-51.

Chart 1.9:	Commonwealth share of NSW Health funding

The change in the indexation arrangements will also have a significant impact on the NSW fiscal gap. As a result of the Commonwealth’s decision, the New South Wales fiscal gap is estimated to increase by 1.3 percentage points to 2.9 per cent of GSP by 2050-51. The overall impact of this new indexation arrangement is to shift a significant share of the intergenerational burden of health and hospital funding from the Commonwealth onto the states and territories.

Under the National Education Reform Agreement both the Commonwealth and states significantly increased their funding commitment to education. The Commonwealth has also reduced its funding to this area.

1 - 16	Budget Statement 2014-15

This analysis assumes the lower Commonwealth funding flows through to lower expenses so there is no impact on the State fiscal gap. If, however, the State were to meet the Commonwealth’s share of the additional education expenditure then this would increase the fiscal gap by 0.1 percentage points.

The overall impact of revenue and expenditure changes since the 2013-14 Budget is to increase the fiscal gap by 1.3 percentage points, to 2.9 per cent of GSP by 2050-51. With the improved parameters broadly offsetting the spending measures, the increase in the fiscal gap is almost entirely the result of the Commonwealth’s reduced commitment to health and hospital funding.

Chart 1.10:	Changes in the fiscal gap since the 2013-14 Budget

Source: Treasury, note rounding

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Table 1.2:	Key Fiscal Indicators NSW 2003-04 to 2017-18 (per cent)

	2003-04 Actual	2004-05 Actual	2005-06 Actual	2006-07 Actual	2007-08 Actual	2008-09 Actual	2009-10 Actual	2010-11 Actual	2011-12 Actual	2012-13 Actual	2013-14 Revised	2014-15 Estimate	2015-16 Estimate	2016-17 Estimate	2017-18 Estimate
General Government Sector
Revenue/GSP	12.5	12.4	12.8	12.6	12.6	12.5	13.6	13.0	12.7	12.6	13.3	13.0	12.8	12.9	12.5
Revenue Growth - Nominal	4.4	3.8	9.1	4.8	6.1	4.7	13.4	1.5	3.2	1.9	8.8	2.6	4.2	5.4	2.1
Revenue Growth - Real(a)	0.8	(0.2)	3.8	(0.1)	1.5	(0.7)	12.2	(4.1)	1.3	2.2	7.1	1.4	2.3	3.1	3.5
Tax Revenue/GSP	5.0	4.8	4.8	5.0	4.9	4.5	4.6	4.6	4.5	4.6	4.9	4.9	4.9	4.9	4.9
Tax Revenue Growth - Nominal	6.2	1.9	3.9	11.3	4.8	(3.6)	7.0	6.6	1.3	6.4	9.8	5.6	5.5	4.4	5.7
Tax Revenue Growth - Real(a)	2.5	(2.0)	(1.2)	6.1	0.3	(8.5)	5.8	0.7	(0.6)	6.7	8.0	4.4	3.6	2.0	3.5
GG Expenses/GSP	12.2	12.3	12.4	12.5	12.4	12.9	13.5	12.8	12.8	12.9	13.1	13.0	12.7	12.5	12.2
Expenses Growth - Nominal	6.4	6.4	5.9	7.7	6.1	8.3	10.0	1.0	4.6	3.8	4.9	4.6	2.8	3.3	2.9
Expenses Growth - Real(a)	2.7	2.3	0.7	2.7	1.5	2.8	8.8	(4.6)	2.6	4.1	3.2	3.3	0.9	1.0	0.8
Net Operating Result/GSP	0.4	0.1	0.5	0.1	0.1	(0.3)	0.1	0.1	(0.0)	(0.3)	0.2	(0.1)	0.1	0.4	0.3
Net Operating Result /Revenue	3.1	0.6	3.5	0.9	0.9	(2.6)	0.5	1.0	(0.3)	(2.2)	1.5	(0.4)	0.9	2.9	2.2
Gross Capital Expenditure/GSP	1.1	1.1	1.2	1.2	1.2	1.3	1.8	1.6	1.3	1.7	1.8	2.0	1.7	1.6	1.5
Net Lending/GSP	0.0	(0.2)	0.0	(0.4)	(0.4)	(0.9)	(0.8)	(0.8)	(0.6)	(0.8)	(0.3)	(0.7)	(0.3)	(0.0)	(0.0)
Net Lending/Revenue	0.1	(1.7)	0.0	(3.2)	(3.2)	(7.3)	(5.9)	(6.5)	(4.9)	(6.2)	(2.3)	(5.5)	(2.3)	(0.4)	(0.1)
Net Debt/GSP	1.0	0.9	0.4	1.0	1.5	2.1	2.2	1.8	3.1	2.5	1.7	2.4	2.5	2.4	2.1
Net Debt/Revenue	7.9	7.2	3.5	8.1	11.9	16.4	16.3	13.9	23.9	19.8	13.1	18.4	19.5	18.6	16.9
Interest/Revenue	2.1	3.0	2.8	2.9	2.8	3.0	3.0	3.3	3.5	3.7	3.4	3.4	3.3	3.2	3.3
Net Financial Liabilities/GSP	8.3	9.9	8.3	7.3	8.0	12.2	12.6	11.3	15.6	13.2	11.8	10.7	10.1	9.3	8.7
Net Financial Liabilities/Revenue	66.6	80.2	64.5	57.4	64.0	97.0	92.6	86.9	122.0	104.7	89.0	82.6	78.7	72.3	69.5
Total State Sector
Net Operating Result/GSP	0.4	0.1	0.6	0.8	0.4	(0.0)	0.7	0.1	0.1	0.1	0.3	0.0	0.3	0.6	0.6
Net Operating Result /Revenue	2.7	0.7	3.8	4.9	2.5	(0.0)	4.6	0.4	1.0	0.3	2.2	0.2	1.9	4.1	4.0
Gross Capital Expenditure/GSP	2.2	2.2	2.5	2.8	3.0	3.4	3.9	3.4	2.8	3.0	2.8	2.9	2.7	2.9	2.4
Net Lending/GSP	(0.3)	(0.7)	(0.5)	(0.7)	(1.2)	(2.0)	(1.6)	(1.7)	(1.3)	(1.4)	(0.8)	(1.2)	(0.8)	(0.7)	(0.3)
Net Lending/Revenue	(2.1)	(4.5)	(3.4)	(4.4)	(7.6)	(12.8)	(10.4)	(10.8)	(8.9)	(9.2)	(5.1)	(8.3)	(5.6)	(4.9)	(2.0)
Net Debt/GSP	5.1	5.3	4.7	5.7	5.8	7.4	8.1	7.3	9.5	8.7	8.3	8.4	8.5	8.5	8.2
Net Debt/Revenue	33.0	34.3	29.8	36.5	37.1	48.6	50.8	47.3	62.6	58.4	53.0	56.3	56.9	57.0	56.4
Interest/Revenue	3.6	4.4	4.3	3.7	4.9	5.2	5.4	6.1	6.0	5.6	6.0	5.7	5.5	5.5	5.7
Net Financial Liabilities/GSP	14.3	17.2	15.2	14.4	15.1	20.3	21.6	19.8	25.2	22.7	21.3	19.6	18.7	18.0	17.4
Net Financial Liabilities/Revenue	92.3	112.3	97.4	92.9	97.2	132.6	136.0	127.0	167.0	151.9	136.5	130.6	125.5	120.8	118.9
Credit Metrics
Gross Debt/Receipts(b)	51.4	53.3	51.5	58.3	54.8	62.4	62.4	72.7	76.1	80.5	82.1	85.3	85.3	85.7	86.4
Gross Interest Paid/Receipts(c)	3.3	3.3	3.3	3.3	3.3	3.3	3.5	3.8	4.2	4.3	4.3	4.3	4.4	4.3	4.4

Non-Commercial Gross Debt/ Gen. Govt. Revenues(d)	46.8	50.6	39.6	40.9	44.5	56.1	58.1	59.3	67.0	75.2	71.8	75.0	74.2	70.8	71.1

(a)	Deflated using the gross non-farm product deflator
(b)	Gross debt as ratio to operating receipts in non-financial public sector
(c)	Interest paid as a ratio of total operating receipts in non-financial public sector
(d)	Total state gross non-commercial debt as ratio to general government revenues

1 - 18	Budget Statement 2014-15

Table 1.3:	Key Fiscal Indicators NSW 2003-04 to 2017-18 ($ million)

	2003-04 Actual	2004-05 Actual	2005-06 Actual	2006-07 Actual	2007-08 Actual	2008-09 Actual	2009-10 Actual	2010-11 Actual	2011-12 Actual	2012-13 Actual	2013-14 Revised	2014-15 Estimate	2015-16 Estimate	2016-17 Estimate	2017-18 Estimate
General Government Sector
Total Revenue	37,657	39,085	42,652	44,720	47,449	49,684	56,344	57,168	59,003	60,131	65,437	67,113	69,925	73,730	75,310
Tax Revenue	15,018	15,300	15,902	17,697	18,554	17,885	19,129	20,395	20,660	21,980	24,129	25,489	26,904	28,078	29,664
Total Expenses(a)	36,502	38,844	41,143	44,311	47,036	50,957	56,061	56,615	59,220	61,462	64,449	67,396	69,265	71,575	73,644
Net Operating Result(a)	1,155	241	1,509	409	414	(1,273)	283	553	(167)	(1,300)	988	(283)	660	2,155	1,666
Gross Capital Expenditure	3,332	3,343	3,949	4,295	4,689	5,264	7,286	7,046	5,881	7,873	8,652	10,203	9,403	9,440	9,263
Net Lending/(Borrowing)(a)	44	(660)	12	(1,435)	(1,535)	(3,640)	(3,344)	(3,697)	(2,871)	(3,707)	(1,477)	(3,717)	(1,628)	(260)	(75)
Net Debt	2,970	2,826	1,483	3,645	5,663	8,170	9,161	7,960	14,126	11,907	8,572	12,364	13,649	13,736	12,744
Interest Expenses	789	1,190	1,209	1,289	1,320	1,488	1,674	1,877	2,082	2,220	2,256	2,298	2,338	2,389	2,466
Net Financial Liabilities	25,072	31,363	27,526	25,685	30,361	48,213	52,170	49,698	71,997	62,963	58,222	55,467	55,007	53,331	52,320

Total State Sector(b)
Total Revenue	46,488	48,548	52,009	54,819	58,761	60,550	65,658	68,613	69,854	71,228	76,949	77,676	81,397	85,578	87,982
Total Expenses(a)(b)	45,232	48,197	50,047	52,136	57,292	60,977	63,695	68,868	69,716	71,235	75,250	77,506	79,882	82,064	84,502
Net Operating Result(a)	1,255	351	1,962	2,683	1,470	(25)	3,008	243	673	243	1,705	170	1,515	3,515	3,480
Gross Capital Expenditure	6,708	6,986	8,378	9,805	11,216	13,276	16,347	14,869	13,076	14,149	13,917	14,902	14,952	16,528	14,575
Net Lending/(Borrowing)(a)(c)	(991)	(2,163)	(1,767)	(2,395)	(4,480)	(7,770)	(6,818)	(7,384)	(6,195)	(6,523)	(3,942)	(6,418)	(4,533)	(4,165)	(1,796)
Net Debt	15,357	16,660	15,518	19,982	21,774	29,437	33,345	32,426	43,740	41,574	40,766	43,699	46,319	48,795	49,607
Interest Expenses	1,675	2,143	2,234	2,040	2,863	3,172	3,534	4,200	4,222	3,959	4,602	4,446	4,489	4,732	5,017
Net Financial Liabilities	42,891	54,499	50,661	50,920	57,099	80,316	89,298	87,150	116,651	108,216	105,040	101,442	102,183	103,347	104,601
Gross State Product (current prices)	300,305	316,012	333,098	353,550	377,977	396,049	413,984	441,249	462,831	476,434	493,800	517,300	545,100	573,100	601,400

(a)	Historical series have been adjusted to incorporate the retrospective application of amended AASB 119.
(b)	Includes Public Financial Enterprises sector and therefore differs from the Non-Financial Public Sector estimates shown in Chapter 10
(c)	Includes transactions from discontinuing operations.

Budget Statement 2014-15	1 - 19

Chapter 2:	The Economy

•

The NSW economic outlook has strengthened, with momentum picking up through 2013-14. A faster and stronger move towards growth led by non-mining sectors of the economy is now expected, with above-trend economic growth forecast in both 2014-15 and 2015-16.

This compares to a modest improvement in the global outlook and the still subdued though improving national outlook.

•

New South Wales’ economic strength is being underpinned in the short term by household consumption, strong dwelling investment and state public infrastructure investment. Over time, stronger demand is expected to lead to improved business confidence, and recovering non-mining business investment.

•

NSW is well-placed to benefit as the national mining-investment boom unwinds. The shift to stronger growth should be less difficult than nationally over the next few years, partly because NSW mining investment has already slowed sharply. Existing spare productive capacity in the economy means above-trend growth should be sustained with contained wage and price growth.

•

Employment growth has been stronger, and is expected to keep accelerating over 2014-15 and 2015-16. An expected inflow of labour from other states and a modest improvement in the participation rate means existing spare capacity will be sustained for a time, before being absorbed by ongoing above-trend economic activity.

•

The NSW Government is contributing to this strong performance. The Building the State package has encouraged new dwelling investment, while the Jobs Action Plan has supported employment. At the same time, state-led public infrastructure spending will continue to provide solid support to growth.

•

The national economic outlook is marginally better than Half-Yearly Review, though below-trend growth is still expected over the next two years. Weighing on growth will be declining mining investment, a delayed recovery in non-mining business investment and fiscal consolidation efforts by governments, particularly the Commonwealth.

•

Modest improvements in global growth are expected over the next 18 months. The recovery in advanced economies should strengthen while emerging economy growth stabilises. Australia’s major trading partner growth is expected to be marginally above its long-run average over the next two years.

•

Overall, risks appear more balanced than at Half-Yearly Review. A key uncertainty to the forecasts is the timing and profile of the recovery in NSW non-mining business investment. There are further downside risks from heightened consumer caution, a persistently higher than expected exchange rate and the impacts on the NSW economy of slower growth in the rest of Australia. However, higher than expected dwelling investment and associated positive flow-on effects to the broader economy could see stronger than expected outcomes.

Budget Statement 2014-15	2 - 1

2.1 Introduction

Momentum has been building steadily through 2013-14 in New South Wales and points to a resurgent NSW economy over the next two years, after a subdued performance over the last decade. The State is well-placed to grow as the national mining-investment boom unwinds.

The global economic outlook for the next two years has strengthened modestly in recent months. Though slightly improved from Half-Yearly Review, the national outlook remains subdued. National growth is expected to be below-trend and remain uneven across sectors and states, dampened by a significant slowdown in mining investment and the Commonwealth government’s fiscal consolidation efforts. Firming household consumption and dwelling investment will provide some support initially, before a pick-up in non-mining business investment and exports.

In contrast, the NSW economic outlook is more positive, with the shift to stronger growth, led by non-mining sectors, now brought forward. Growth in NSW Gross State Product (GSP) is expected to increase to 3 per cent in 2013-14 and remain at this above-trend rate in both 2014-15 and 2015-16. Household consumption, dwelling investment and non-mining business investment will propel above-trend economic growth and drive strong gains in employment.

Table 2.1:	Economic Performance and Outlook(a)

	2012-13 Outcomes	2013-14 Forecasts	2014-15 Forecasts	2015-16 Forecasts

New South Wales
Real state final demand	1.7	3 1/4	3 1/4	3 1/4
Real gross state product	1.8	3	3	3
Employment	1.7	1/2	1 3/4	2
Unemployment rate (b)	5.2	5 3/4	5 1/2	5 1/4
Sydney CPI (c)	2.6	2 1/2	2 1/4	2 3/4
- through the year to June quarter (c)	2.6	3	2 1/4	2 3/4
Wage price index	3.1	2 1/2	3	3 1/2
Nominal gross state product	2.9	3 3/4	4 3/4	5 1/4

(a)	Per cent change, year average, unless otherwise indicated.
(b)	Year average, per cent.
(c)	2014-15 includes a 3/4 percentage point detraction due to the carbon tax abolition; 2014-15 and 2015-16 include a 1/4 percentage point contribution from tobacco excise increases.

Source: ABS 5206.0, 5220.0, 6202.0, 6401.0, 6345.0 and Treasury.

2 - 2	Budget Statement 2014-15

The 2014-15 Budget provides detailed forecasts for the Budget year and 2015-161, as set out in Table 2.1 above. Projections are applied for 2016-17 and 2017-18 based on past and prospective medium term economic trends. Economic forecasts and projections affect state revenue more significantly than expenses. In particular, GST, property transfer duty, mining royalties and payroll tax are sensitive to economic parameters.

2.2 New South Wales Economic Outlook

Recent Developments

Given the recent build-up in momentum, real economic growth in 2013-14 is now expected to be above trend at around 3 per cent, higher than expected at Half-Yearly Review. Recent economic strength has been supported by strong household consumption and public investment. This has more than offset declines in business investment (both mining and non-mining) and weaker than expected dwelling investment in the first half of 2013-14.

Chart 2.1:	Real State Final Demand Growth

Source: ABS 5206.0 and Treasury

Household consumption has been supported by low interest rates and strong wealth effects from rapid house price growth and sharemarket gains. Dwelling investment picked up strongly in the March quarter 2014 after a weaker than expected performance in the previous six months, the latter owing to poor weather and longer lead times associated with multi-unit developments. Leading indicators (e.g. housing finance and building approvals) point to strong dwelling investment ahead, as the large number of dwelling approvals in the pipeline translates into activity.

[1]

Economic forecasts are based on data available at June 2014, including results to June 2013 for Gross State Product, to the March quarter 2014 for State Final Demand, the Wage Price Index, and Consumer Price Index, to the September quarter 2013 for population and to April 2014 for the labour force.

Budget Statement 2014-15	2 - 3

Aggregate business investment is expected to be lower over 2013-14. Mining investment has fallen by around 45 per cent through the year to March quarter 2014, more sharply than expected. This has weighed more heavily than anticipated on the business services sector, but the fall in mining investment looks to be largely complete in New South Wales. Non-mining business investment leading indicators (commercial lending approvals, non-residential building approvals) have been broadly improving since mid-2013, although capacity utilisation and investment intentions remain low.

Export growth has been relatively subdued, mostly because of falls in manufactured exports and significant falls in rural exports due to drought. Strong growth in non-rural commodity exports (led by coal) and solid growth in service exports have partially offset this.

There are signs the labour market is recovering following softer outcomes through 2013, consistent with the recent upturn in domestic demand. Employment has increased since the start of 2014 and the participation rate has stabilised following recent falls. The unemployment rate has fallen, peaking lower and earlier than previously expected.

Prospects

Against the backdrop of an ongoing modest improvement in the global economy and a subdued national economic outlook, NSW economic growth is forecast to remain at an above-trend 3 per cent in both 2014-15 and 2015-16. In 2014-15, growth will be buttressed by stronger dwelling investment as the substantial pipeline of work to be done translates into activity, together with contributions from public investment and household consumption. Non-mining business investment will start to gather speed.

This momentum is expected to be maintained in 2015-16. Strengthening household consumption growth, in turn underpinned by stronger employment and wage growth, will provide solid support for economic growth. Dwelling investment is forecast to moderate, though remain solid, as the pipeline of housing projects is worked through. Non-mining business investment, especially in machinery and equipment, is expected to strengthen in response to stronger domestic and global demand as well as the need for capital renewal following a period of low investment.

NSW mining investment will weigh less on state growth over the next two years since sharp falls have already largely occurred. Export growth is expected to firm over 2014-15 and 2015-16, helped by a moderately lower exchange rate and improving major trading partner growth (see Section 2.3).

Leading indicators of labour demand have improved, suggesting the recent recovery will strengthen into 2014-15. Employment in New South Wales is expected to grow at an above-trend rate of 1 3/4 per cent in 2014-15, accelerating to 2 per cent in 2015-16, consistent with continuing above-trend economic growth.

2 - 4	Budget Statement 2014-15

Over 2014-15, the unemployment rate should remain steady at current levels of around 5 1/2 per cent before declining through 2015-16. Initially, existing spare capacity will be sustained by the inflow of labour into New South Wales, given its expected relative economic strength. Over time, this spare capacity will be absorbed by ongoing above-trend employment growth, but is expected to result in only moderate upward pressure on wages and prices over the next two years.

The more positive outlook for the NSW economy relative to national economic prospects is partly because the factors that weighed down New South Wales’ growth during the mining investment boom (rising interest rates prior to the Global Financial Crisis (GFC), a stronger exchange rate and labour and capital being drawn into mining investment projects) have now either largely unwound or are in the process of unwinding. Other points of difference between the NSW and national environments include:

•	state public investment, including projects such as WestConnex, NorthConnex and the North West Rail Link will contribute solidly to NSW growth over the next two years

•

historically low interest rates drawing a stronger positive response from sectors such as household consumption and dwelling investment in New South Wales than elsewhere. This reflects this state’s households’ greater interest rate sensitivity due to higher debt levels

•

New South Wales having less reliance on mining investment as a driver of growth and also having already experienced a sharp slowdown in mining and mining-related investment in 2013-14, while a significant part of the national decline is yet to occur (Chart 2.2).

These differences mean New South Wales is much better placed to grow than the national economy as the economic environment changes over the next two years.

Chart 2.2:	Mining Investment (Real) – Share of Output

Source: ABS 5204.0, ABS 5220.0 and Treasury

Budget Statement 2014-15	2 - 5

Nominal GSP growth is expected to pick up steadily from an estimated 3 3/4 per cent in 2013-14 to 4 3/4 per cent in 2014-15 before returning to trend growth of 5 1/4 per cent in 2015-16. This mostly reflects real growth offset by contained domestic price growth and moderate wage growth, together with the impact of movements in the terms of trade.

Risks to the outlook appear more balanced than at Half-Yearly Review. On the downside, risks include consumers reverting to more cautious behaviour as growth in wealth moderates, persistently high inflation resulting in rising interest rates, and slower growth in the rest of Australia impacting New South Wales more than expected, especially on business services. The exchange rate and rate of recovery in non-mining business investment will affect the timing of the return to stronger GSP growth. The degree and extent of labour and capital flows from the mining states back to New South Wales will have implications for population growth and wage and inflation pressures. However, a stronger than expected recovery in dwelling investment and the possible flow-on effects to the broader economy could see stronger outcomes than forecast.

Detailed Economic Outlook – 2014-15 and 2015-16

Household Consumption

Household consumption growth strengthened to above-trend rates in both the December quarter 2013 and March quarter 2014 despite weak employment growth in the second half of 2013 and continuing soft wage growth.

Household consumption growth is expected to remain strong in both 2014-15 and 2015-16, buttressed by low interest rates, ongoing wealth effects and stronger employment and wage prospects.

Chart 2.3:	Growth in House Prices and Real Retail Turnover – NSW

Source: ABS 8501.0, ABS 6416.0 and Treasury

2 - 6	Budget Statement 2014-15

Dwelling Investment

Leading indicators of dwelling investment have been at highs not seen since the early part of last decade. A slower than expected start in 2013 reflected poor weather and a current housing cycle more weighted towards high-rise multi-unit dwellings than usual (which have longer and more variable lead times relative to detached housing). Following this slow start dwelling investment rebounded strongly in early 2014.

Chart 2.4:	Residential Work Yet to be Done (Real) – 4 quarter moving average

Source: ABS 8752.0, ABS 5206.0 and Treasury

Dwelling investment growth is forecast to strengthen further in 2014-15 and remain solid in 2015-16. As Chart 2.4 shows, there is an extensive pipeline to work through, especially in multi-unit housing, which is expected to result in burgeoning activity over the next two years. The resultant substantial addition to the dwelling stock is expected to help alleviate pent up demand (the gap between underlying requirements and cumulative dwelling completions, as discussed in Box 2.1).

Government programs targeted toward new dwelling investment (such as the Building the State package) have laid the foundations for this resurgence in dwelling investment, with further support to activity to come from low interest rates and rental vacancy rates, strong established house price growth, solid consumer confidence and household income growth.

Budget Statement 2014-15	2 - 7

Box 2.1:	NSW Housing

The last cycle in NSW dwelling completions (from its low in 2001 to the subsequent low in 2010) was longer than any since the current Australian Bureau of Statistics series began in 1984.

The length and depth of the downturn left New South Wales with an undersupply of housing relative to demand (Chart 2.5).

The contraction in dwelling completions reflected some persistence in excess housing supply (after the peak in the previous boom), as well as an extended period of rising interest rates just prior to the GFC. The GFC also saw a decline in lending.

By contrast, underlying demand remained, and continues to remain, firm. Demand is determined by population growth and household formation patterns. In turn, these reflect a long-term trend towards smaller household sizes.

Preconditions are now more conducive to a sustained upturn in housing construction as evidenced by tighter rental markets and strong established house price growth.

These market signals, coupled with low interest rates and State government initiatives to boost new housing (such as the Building the State package) have induced a pick-up in housing activity, with leading indicators significantly improving over the last 18 months. Recent data suggests that the upturn in investment implied by the strength in leading indicators is now starting to eventuate.

Chart 2.5:	Underlying Dwellings Requirement

Source: ABS, NSW Dept. of Planning & Environment and Treasury

Business Investment

In the early part of 2013-14 underlying business investment (i.e. excluding the purchase and sale of existing assets) fell sharply. This has been led by precipitous declines of around 45 per cent in mining investment through the year to date (Chart 2.6). Though mining investment comprises a relatively small share of overall investment in New South Wales (peaking at around 13.5 per cent in 2011-12, compared to the national peak share of around 43 per cent in 2012-13), this sharp decline did adversely affect overall growth.

2 - 8	Budget Statement 2014-15

Chart 2.6:	Mining Capital Spending – New South Wales and Australia

Source: ABS 5625.0 and Treasury

In the last few years NSW engineering construction has been dominated by investment in coal mining and related projects. Mining investment in New South Wales peaked over a year ago and has fallen significantly through 2013-14 as coal projects have been completed. Unlike the resource states where there is an investment tail from large liquefied natural gas (LNG) projects, there is little in store for New South Wales going forward. As such, engineering construction is forecast to remain weak over the next two years, as strengthening non-mining activity is offset by further, albeit more moderate, declines in mining investment.

Non-mining business investment growth is expected to remain firm over 2014-15 before accelerating in 2015-16. This is in line with forecasts of a stronger household sector, and improving global demand for non-mineral exports. Further, there is a need to renew capital stock following a period of underinvestment and an anticipated need to expand in the future as current spare capacity is used up. Low interest rates and a moderately lower exchange rate should support growth in non-mining business investment. Freed up labour and capital from the national decline in mining investment will make it easier for non-mining businesses to invest.

Non-mining business investment seems to be gaining momentum, however capacity utilisation remains low as do investment intentions. Nevertheless, a pick-up over the next two years is forecast as non-mining investment recovers from its underperformance of the last few years.

Supported by a steady build-up in the pipeline of work, the level of non-residential building construction activity is now expected to be larger over the forecast period. While it appears that some activity has been brought forward, growth should remain robust in both 2014-15 and 2015-16. After contracting in 2013-14, growth in machinery and equipment investment is forecast to expand in 2014-15 with strong growth expected for 2015-16 as spare capacity is used up. The forecast improvement is nonetheless very modest in the context of low levels of investment in recent years (Chart 2.7) and suggests a potential upside risk to economic growth.

Budget Statement 2014-15	2 - 9

Chart 2.7:	Non-Mining Investment Share of Nominal GSP

Source: ABS 5204.0, ABS 5220.0 and Treasury

Public Final Demand

State public infrastructure investment, including on projects such as WestConnex, NorthConnex, the North West Rail Link and major hospital upgrades and redevelopments will provide firm support for New South Wales economic activity over the next two years (see Chapter 1 of Budget Paper 4).

However, while aggregate public demand is expected to grow solidly over the next two years, its contribution to economic growth is expected to be, on average, somewhat less than in the past. The robust contribution from State public investment is expected to be offset by continued expense restraint as part of the Government’s prudent fiscal strategy. At the same time, fiscal consolidation by the Commonwealth will also weigh on public spending growth in New South Wales.

Net Exports

Recent export growth has been relatively subdued due to significant falls in rural exports caused by drought and falls in manufactured exports. Strong growth in resources exports (led by coal) and service exports has provided some offset.

Conditions are in place for a solid increase in exports over the next two years. A moderately lower exchange rate and improving major trading partner growth should foster solid growth in manufactured and service exports over the next two years. Following a drought affected 2013-14, rural commodity exports should recover. Strong growth is expected for resources exports, despite some downward revisions to coal export volumes due to weakness in global prices.

2 - 10	Budget Statement 2014-15

In the last two years imports have slowed, reflecting the unwinding of the resources investment boom as well as cost pressures from the falling exchange rate. Also, net tourism has swung in New South Wales’ favour. Solid import growth is expected over 2014-15 and 2015-16, in line with stronger household consumption and higher capital imports as non-mining business investment recovers.

Labour Market

Early 2014 has shown signs of a turnaround in the labour market following softer outcomes through 2013. Employment has improved, the participation rate has stabilised and the unemployment rate has been falling.

Employment in 2014-15 is expected to grow at an above-trend pace of around 1 3/4 per cent, before accelerating further to around 2 per cent in 2015-16. This growth will be underpinned by improving activity in labour intensive sectors, such as dwelling construction, retail, tourism and manufacturing. The outlook is also consistent with the upturn in leading employment indicators (albeit from low levels) as well as in overall economic activity since the end of 2013. The Government’s Jobs Action Plan will also continue to support employment.

The unemployment rate is expected to remain at current levels of around 5 1/2 per cent through 2014-15, before falling consistently through 2015-16. The unemployment rate is expected to remain broadly stable in the near term, despite stronger employment growth. This reflects increased participation and increased labour supply as employees are drawn into New South Wales given its relative economic strength. This will sustain existing spare labour capacity in the near term as evidenced by the currently low levels in the employment to population ratio (Chart 2.8).

Chart 2.8:	Employment to Population Ratio – New South Wales and Australia

Source: ABS 6202.0 and Treasury

Budget Statement 2014-15	2 - 11

Box 2.2:	Workforce Participation

Recent NSW labour market outcomes indicate that the long-expected structural decline in the participation rate, driven by population ageing, may have begun. Subdued labour market conditions in the second half of 2013 saw the NSW participation rate fall by more than 1 per cent between May and December, around double the national fall. This was mostly driven by declines among the over 55s age group with some contribution from 15-24 year olds.

Treasury estimates that around 40 per cent of the fall in total participation is due to a discouraged worker effect. The rest is likely a demographic impact from the exit of older workers, whose participation has been surprisingly buoyant post GFC.

Chart 2.9 compares trend participation with Treasury’s projected underlying participation rate. Age specific trends and demographic effects (e.g. ageing), result in an expected participation peak of 63.7 per cent in 2016-17, after which ageing is projected to gradually pull the participation rate down.

Chart 2.9:	NSW participation

The GFC ended a long-running upward trend in NSW participation driven by strong employment and wage growth. Since then participation has moved around the long term projection in response to labour market conditions, but the most recent slump stands out both in terms of its size and demographic composition.

As new entrants into the workforce, the young are disproportionately impacted by weak labour market conditions since, when the economy slows, firms are reluctant to recruit. The recent slump in employment growth saw the participation of 15-24 year olds fall below their projected underlying level.

Chart 2.10 shows participation among those of prime-working age (25-54) has been relatively stable since it bottomed out in early 2010, coinciding with the peak in retrenchments.

Chart 2.10:	NSW participation of 25-54 age group

Wealth is a key factor for participation among the over 55s group. Chart 2.11 shows wealth increases (drawn from property and share market prices) tend to be followed by participation decreases. The reduction in wealth from the GFC resulted in participation persistently above the underlying rate among this group.

The recent wealth increases, combined with weaker labour market conditions, have seen over 55s participation fall below the projected underlying rate for the first time since the GFC.

Chart 2.11:	NSW participation of 55+ age group

The recent high exit rate of over 55s coincides with wealth levels exceeding their pre-GFC highs and is consistent with the realisation of previously deferred retirement plans. This movement is the first indication of the projected ageing-driven downward trend in participation, as the baby-boomers transition into retirement.

2 - 12	Budget Statement 2014-15

Wage Price Index

Wage growth (as measured by the Wage Price Index) has slowed sharply over the last year to 2.6 per cent through the year to the March quarter 2014, among the lowest rates seen since the series began in 1997. The slowdown in wage growth has been broad based across industries, but particularly marked in professional services where the slowdown in labour demand has been especially pronounced. Slower wage growth reflects spare labour market capacity and the ongoing impacts of the State government’s wages policy.

As a result, relative to Half-Yearly Review, wage growth has been revised down slightly across the forecast period, consistent with persisting spare capacity in the labour market.

Wage growth is expected to remain subdued at 3 per cent in 2014-15 before firming in 2015-16. Private sector wage growth is expected to pick up as the unemployment rate and terms of trade stabilise, and the economy grows at above-trend rates. Public sector wage growth is expected to remain well contained at around 2 1/2 per cent, in line with the Government’s wages policy.

Inflation

Recent inflation outcomes have been higher than expected and both headline and underlying inflation have moved towards the upper end of the RBA target band. Consumer price inflation reflects pressures in both the tradeable sector (primarily world supply and demand factors and the exchange rate) and non-tradeable sectors (including business capacity utilisation, regulatory policy, market competition and wage costs). In the second half of 2013, both tradeable and non-tradeable inflation were higher than would be expected given exchange rate movements and labour costs. A faster than expected pass-through of higher input costs from the depreciating exchange rate may have been at least partially responsible for this. March quarter 2014 data suggests that the expected easing in non-tradeables price growth is starting to appear.

Looking forward, inflationary pressures are expected to moderate. Spare labour market capacity will help contain wage pressures and below-trend economic growth has left significant spare capacity, which should put downward pressure on inflation in the non-tradeable sector. In contrast, the expected further depreciation of the exchange rate over the forecast period will put some upward pressure on tradeables prices.

Headline inflation over the forecast period is significantly affected by a number of Commonwealth government policy measures. Sydney CPI growth is expected to fall to 2 1/4 per cent in 2014-15 reflecting the impact of the abolition of the carbon tax, partially offset by the impact of the staged increases in the tobacco excise. Sydney CPI growth is then forecast to rise to 2 3/4 per cent in 2015-16, in part due to a further rise in the tobacco excise.

Budget Statement 2014-15	2 - 13

2.3 National and Global Economic Outlook

Australian Economy

The national economy has been improving through 2013-14, though mostly as a result of strong resource export growth. Household consumption has been firm, supported by low interest rates and the boost to household confidence from strengthening house prices and sharemarket gains. A lower exchange rate has helped boost exports, particularly resources, while service and manufactured exports improved in the second half of 2013. After weaker than expected growth in the last two quarters of 2013, dwelling investment rebounded in the March quarter 2014, while mining investment has been coming off its peaks. Non-mining business investment remains subdued with further falls in the March quarter 2014, though it appears that investment intentions for 2014-15 have firmed somewhat recently. It appears businesses are still waiting for a sustained improvement in demand before increasing investment and hiring.

The transition away from mining-investment led growth towards growth driven by other sectors of the economy has begun. There are positive signs that the composition of growth seems to be shifting towards exports and the household sector. However, the path is likely to be uneven. The impending intensification of the decline in mining investment, a drawn out recovery in non-mining business investment and the impacts of fiscal consolidation, especially by the Commonwealth government, will all weigh on growth.

On balance, these competing forces are expected to result in below-trend growth in both 2014-15 and 2015-16. Nominal economic growth is also forecast to remain below trend, reflecting expected ongoing declines in the terms of trade and weak wage growth.

While growth in 2013-14 is now expected to be stronger than forecast at Half-Yearly Review, this momentum is not expected to carry through into 2014-15. The drag on economic growth from receding mining investment is expected to intensify. Export growth should ease briefly as farm output is forecast to decline due to drought. Offsetting these impacts will be an expected acceleration in household consumption and dwelling investment. Public demand should also provide support to growth, though less than it has historically. Non-mining business investment is forecast to slowly start recovering.

In 2015-16, GDP growth is expected to improve as the transition to broader-based economic growth progresses. Export growth is forecast to pick up as farming recovers and LNG exports begin. Household consumption growth is also expected to improve to around trend due to a strengthening labour market, while dwelling investment should remain solid. Also, non-mining business investment, led by machinery and equipment investment, is forecast to advance strongly in response to strengthening domestic demand. Improving global conditions, moderate terms of trade declines and a commensurately lower exchange rate, will also be sources of support.

Nevertheless, growth is still expected to remain slightly below trend. Weighing on growth will be fiscal consolidation, particularly by the Commonwealth government and an even steeper decline in mining investment, especially as several large-scale LNG projects are completed.

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There are signs the national labour market is recovering from its 2013 lows, with employment growth having started to improve in early 2014. The unemployment rate also appears likely to peak below previous expectations. Further improvement in the labour market on the back of strengthening domestic demand should help support household consumption going forward.

While the outlook is for modest, but improving growth, the drift away from mining investment as the main growth driver is unlikely to be smooth and there are significant risks to the outlook. Uncertainties surround the profile for mining investment and the timing and pace of the recovery in non-mining business investment. A more significant growth gap could appear were the mining investment decline to be sharper, or the recovery in non-mining business investment delayed further than currently anticipated. The recent slump in consumer confidence will also cause concern if it continues.

Global Economy

Global economic growth has begun strengthening over the second half of 2013. The US economy picked up and the Euro zone appears to be emerging from recession. Despite Japan’s growth slowing, non-Japan Asia improved modestly as have other emerging economies. In 2013, Australia’s major trading partner growth was around its long-run average.

The momentum building through 2013 is expected to continue over the next two years. The International Monetary Fund (IMF) forecasts global growth to pick up to around 3 1/2 per cent in 2014 and 4 per cent in 2015 (slightly above the pre-GFC trend rate).

Table 2.2:	World Economic Prospects

Per cent change in real GDP, by calendar year

	2013 Actual	2014 Forecast	2015 Forecast	2016 Forecast

United States	1.9	2 3/4	3	3
Euro zone	-0.5	1 1/4	1 1/2	1 1/2
Japan	1.5	1 1/4	1	3/4
Korea	2.8	3 3/4	3 3/4	3 3/4
China	7.7	7 1/2	7 1/4	7
India	4.4	5 1/2	6 1/4	6 1/2
World Output	3.0	3 1/2	4	4
Major Trading Partners - Australia	4.2	4 1/2	4 1/2	4 1/4

Note: Major Trading Partners growth rates are calculated using national merchandise export weights of Australia’s top 26 export destinations.

Source: IMF World Economic Outlook April 2014 and Treasury.

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While prospects for 2014 remain largely unchanged from the Half-Yearly Review, growth is now expected to derive more from the advanced economies, with emerging economies making less of a contribution. Fiscal consolidation will be less of a drag, debt sustainability concerns are receding for now and the banking system’s capacity to fund growth is being restored. Australia’s major trading partner growth is expected to remain at, or be slightly above, its long run average over the following couple of years.

The major impulse to increased global growth is coming from the United States, as the economy regains speed after a temporary slowdown due to poor weather in early 2014. The IMF forecasts the Euro zone to expand in 2014 and for growth to improve further in 2015. In Japan, overall growth is expected to slow from 1 1/4 per cent in 2014 to 1 per cent in 2015.

Economic growth in China has stabilised recently, and is expected to remain around the official target of 7 1/2 per cent over the next year. It is expected to moderate a little further in 2015, as the economy continues adjusting towards growth led more by household consumption than infrastructure investment. This relatively benign outlook for China is predicated on the assumption that the authorities succeed in reining in credit growth, rebalancing activity away from investment to consumption, and further broadening market forces across the economy.

The balance of risks to the global economic outlook remains to the downside, but appears more balanced than at Half-Yearly Review. Downside risks include the danger of growth not emerging and potential deflation in the Euro zone, the impacts on activity of entrenched low inflation expectations in Japan, increased vulnerabilities of indebted emerging economies, the success of the Chinese authorities in managing emerging credit pressures, and geopolitical tensions such as those currently involving Russia and Ukraine. Upside risks include the possibility that the advanced economies, particularly the United States, recover faster than expected.

Medium-Term Outlook

Forecasts are provided for the Budget year and 2015-16 based on exogenous factors such as the strength of the global economy, global commodity prices, climatic conditions, population, and domestic policy settings, as well as endogenous factors such as the state of the inventory, housing and business investment cycles.

Projections are made for 2016-17 and 2017-18 based on medium term economic parameters, and are detailed in Table 2.3.

Table 2.3:	Economic Projections for 2016-17 and 2017-18

Year average per cent change(a)
Real gross state product	2 3/4
Employment	1 1/4
Sydney CPI(b)	2 1/2
Wage price index	3 1/2

(a)	Average of outcomes over 2016-17 and 2017-18
(b)	2016-17 Sydney CPI impacted by tobacco excise increase of slightly under 1/4 percentage points

2 - 16	Budget Statement 2014-15

Chapter 3:	Positioning New South Wales for Stronger Growth

•	The Government is committed to accelerating economic growth. Boosting productivity is essential to raising living standards and creating greater opportunity for the people of New South Wales.

•

The Government is working to boost productivity through an ambitious infrastructure program, reforms to the skills and education system, improving transport, cutting red tape on business, increasing competition, and by improving the way it delivers services. Strong, stable and responsible government also underpins investor confidence and allows businesses to grow.

•

Building productive infrastructure, such as WestConnex and NorthConnex, using asset recycling and innovative delivery measures will ensure that infrastructure needs are met while still maintaining sound and sustainable State finances.

•

Ongoing productivity enhancing reforms at the State and Commonwealth level will be needed to sustain future growth and prosperity. The high terms of trade that accompanied the mining construction boom supported high income growth over the past decade, but this will not continue. Looking forward, productivity improvements will be essential to underpin future growth in incomes.

•

Supporting the transition from mining led growth to broader growth is a key challenge and opportunity. Getting this transition right will support growth for years to come – and will position New South Wales to once again be the engine room of the Australian economy.

3.1 Introduction

New South Wales has enjoyed rapid growth in living standards over the past three decades. This was initially fuelled by the ambitious economic reforms of the 1980s and 1990s, including floating the dollar, reducing tariff barriers and National Competition Policy. As the pace of reform slowed in the 2000s, living standards continued to grow as a result of the unprecedented mining boom.

Maintaining high growth in living standards into the future will require the right policy settings. The historic levels of the terms of trade that supported high incomes over the past decade have recently fallen – and are projected to continue to do so. Further, the population is ageing, which means that the proportion of individuals in the labour force will decline – putting growth and living standards under pressure.

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Looking forward, the only source for sustainable increases in living standards is higher productivity growth, which is why the Government is committed to policies that boost productivity. Higher productivity and economic growth also helps to generate the higher government revenues required to deliver services.

Productivity (the ratio of output produced to the inputs used) measures how efficiently inputs, such as capital and labour, are used to produce outputs in the economy. Productivity increases if output grows faster than inputs. Employing more than 2.7 million people in New South Wales, the private sector is the main driver of growth. While decisions affecting the productivity of firms are the responsibility of their owners and managers, government plays an important role in influencing productivity outcomes.

The Government is committed to a stable policy and regulatory environment, which is essential for business confidence. Government policy is also designed to create incentives for businesses to make productivity-enhancing changes, boost the economy’s flexibility through competition and regulatory policy, and help build capabilities through infrastructure and education (Box 3.1). The NSW public sector directly employs around 400,000 people and can further contribute by delivering services as efficiently and productively as possible.

Box 3.1:	How governments influence productivity

While sustained economic growth ultimately relies on the productivity performance of industries, governments can influence productivity performance by setting ‘rules of the game’ that shape the environment in which businesses make decisions, and the consequences of those decisions.

Government policies influence productivity through three key channels neatly summarised by the Productivity Commission as: incentives, capabilities and flexibility.1 Improving the economy’s overall productivity performance depends on government using all three channels of influence.

Governments can influence the incentives of businesses to make productivity-enhancing changes. Competition is crucial to creating those incentives: it generates underlying pressures and motivates firms to increase efficiency and innovate in order to maintain their market share. Policies can support competitive markets by ensuring firm entry and exit barriers in markets are as low as possible. For example, industry regulation influences the level of competition in regulated industries through affecting both pricing and market entry.

Governments can enable the capabilities of businesses to respond to challenges and opportunities by providing public economic infrastructure and can enhance the productive capacity of individuals through the education and training systems.

Governments can support the flexibility of businesses in responding to challenges and opportunities. Taxation policy and regulations are particularly important in determining the level of flexibility in an economy. State policies play a key role in ensuring that the regulatory environment promotes flexibility. State governments administer a wide range of regulations that affect productivity, particularly by increasing firm costs when regulations are prescriptive or costly.

[1]	Banks, G (2012) Productivity policies: the ‘to do’ list, Economic and Social Outlook Conference, ‘Securing the Future’, Melbourne, 1 November 2012.

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Continual increases in living standards will require a commitment to ongoing improvement in both the private and public sectors. Ongoing reform effort is also necessary because of the long time it may take to realise the full benefits of structural change. For example improvements to early childhood education will take decades to impact positively on productivity performance. Infrastructure projects also have significant lead times and deliver long term benefits by improving connectivity and reducing congestion.

Box 3.2:	Asset recycling and Rebuilding NSW

The Government has demonstrated its commitment to reduce the infrastructure backlog and deliver the infrastructure that New South Wales needs for sustained economic growth in times where state finances are constrained. Infrastructure projects create jobs in the short term, and the right infrastructure projects add to the productive capacity of the economy in the long term.

Over the past three years the Government has led the nation in recycling capital, implementing an ambitious agenda that sees capital from the long-term leases of Ports Newcastle, Kembla and Botany recycled and invested into Restart NSW and used to build new productive infrastructure.

On 10 June 2014, the Government announced its intention to transfer 49 per cent of its ownership of a range of electricity transmission and distribution companies (“poles and wires”) to the private sector, in the form of a 99 year lease. The proceeds of this transaction would fund Rebuilding NSW – a $20 billion program to accelerate infrastructure to meet the State’s needs as the population continues to grow.

Projects to be funded include a new harbour rail tunnel in Sydney, which will improve capacity across the rail network, and a number of enhancements to the Sydney road network. The Government has also identified a number of priority infrastructure areas that will be supported by dedicated funds, including a Schools and Hospitals Building Fund and a Sports and Cultural Fund. The proposed Rebuilding NSW investment program would include an expected contribution of around $6 billion for infrastructure in regional New South Wales, including $1 billion for each of the Regional Water Fund and a Regional Roads Fund. These projects would make a significant contribution to the NSW economy.

The proposal is expected to attract an incentive payment from the Commonwealth Government under the National Partnership Agreement on Asset Recycling. A payment equivalent to 15 per cent is available for the share of the proceeds reinvested in new economic infrastructure. This incentive would boost infrastructure in the State, but it is only available to states that move ahead in the next few years.

The Government is confident that the transaction will deliver improvements for electricity customers. Electricity network prices will be discounted by one per cent off the forecast regulated prices until 2019. The Government has announced that the jobs of current permanent employees will be protected and treated consistently with past transactions.

The 51 per cent share retained by Government will come under the guardianship of a new NSW Future Fund, which will be a statutory asset fund with the potential to fund future liabilities of the State, and have a particular responsibility to protect the value of assets held by the State.

The Government will seek a mandate for the partial divestment at the next State election in March 2015 and the transaction will not take place until after this time. Consistent with current practice, the divestment and the related additional infrastructure spending are not reflected in the 2014-15 Budget.

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The Government has embarked on a productivity enhancing reform agenda that rests on four key pillars:

•	enhancing the productive capacity of the economy through building productive infrastructure while sustaining the long-term budget position (Box 3.2)

•	developing human capital in New South Wales through education and training reforms

•	cutting red-tape and deregulating the NSW economy to provide a better environment for business delivering lower prices and better services to consumers through stronger competition

•	improving the way that government provides services to ensure quality and value for money for the public.

3.2 The end of the mining boom and the productivity gap

The mining boom over the period 2001 to 2013 had unprecedented positive impacts on national incomes at a time when productivity growth, usually the main source of income growth, was low. As evident in Chart 3.1, the contribution by labour productivity to gross national incomes per capita averaged 2 per cent in the 1990s but only 1.4 per cent in the period from 2000 to 2013.

The high terms of trade over this period meant that Australian purchasing power was very high as Australians received high prices for exports, and could buy foreign products at a low price. The support provided by the terms of trade over this period has already begun to decline and is projected to detract from incomes in the decade ahead.

As a result, as Chart 3.1 shows, if the forecast decline in the terms of trade is accompanied by a continuation of the same low productivity growth experienced over the period 2000 to 2013, national income growth per capita will fall to less than 1 per cent per annum – less than half of the long run average over the last fifty years of 2.3 per cent. 2 To maintain this average, a doubling of productivity growth would be required, to around 2.8 per cent per annum (the striped area in Chart 3.1).

Some of the downturn in productivity growth over 2000 to 2013 is cyclical and a product of the timing mismatch between the significant investment that has taken place in mining and energy and the lagged growth in economic output. Over time, output growth in these sectors should pick up and measured productivity should improve. However, reliance on these cyclical factors alone will be insufficient to drive the necessary improvement.

[2]

The difference between income growth per capita of 2.3 per cent (the long run average) and around 1 per cent (the likely level without a boost in productivity) is significant. By 2025 the difference amounts to $13,000 in real per capita income. In that year, income is estimated to be $71,000 under the low growth scenario and $84,000 under the higher growth scenario from (Australian Government (2014), Budget Paper 1 – Statement 4, Australian Government, Canberra.)

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Chart 3.1:	Components of growth in Gross National Income (GNI) per capita[3]

3.3 Positioning NSW for growth beyond the mining boom

New South Wales’ diverse economy, supported by a skilled workforce, sound Government finances and ambitious infrastructure agenda, provides good conditions to ensure that the state economy is well placed to benefit in the period ahead as the national economy rebalances away from mining construction. The Government is committed to maintaining the right economic settings to support this transition.

New South Wales has a broad-based economy (as outlined in Box 3.3), with several sectors naturally poised to benefit from expected exchange rate declines and resources flowing back to New South Wales as mining investment moderates.

Growth should occur naturally in some sectors in line with forecast declines in the exchange rate. Many trade exposed sectors of the NSW economy, such as tourism and agriculture, will become naturally more competitive. Indeed, the historically high levels of the exchange rate experienced recently has itself driven businesses to become more competitive. In trade exposed sectors the businesses that have gone through these record exchange rate peaks should be well placed to recover as the dollar stabilises. Residential construction is also expected to rebound over the forward estimates, with approvals in the 12 months to April 2014 up 25 per cent over the 12 months prior.

[3]	Australian Government (2014), Budget Paper 1 – Statement 4. Australian Government, Canberra.

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Box 3.3:	The NSW economy

Knowledge-based industries have grown to form a substantial part of the NSW economy over recent decades. As demonstrated in Table 3.1, nearly a quarter of Gross Value Added is currently generated by knowledge-based industries, led by the finance and insurance industry, professional, scientific and technical services industry and information, media and telecommunications industry. This composition has shifted rapidly. Twenty years ago, the professional, scientific and technical services industry was around half of the size of the manufacturing industry. Today the two sectors account for an equal share of the NSW economy.

Table 3.1:	Size of sectors and their contributions to growth

	2012 Gross Value Added	Avg 2009-2013 contribution to growth in GSP
NSW market sectors
Financial and insurance services	11.4%	0.18%
Manufacturing	7.8%	-0.12%
Professional scientific and technical services	7.3%	0.34%
Construction	5.1%	0.16%
Transport postal and warehousing	4.6%	0.12%
Wholesale trade	4.2%	0.16%
Retail trade	4.2%	0.06%
Information media and telecommunications	4.0%	0.02%
Administrative and support services	3.6%	-0.10%
Rental, hiring and real estate services	2.8%	0.12%
Mining	2.8%	0.20%
Accommodation and food services	2.8%	0.00%
Electricity, gas, water and waste services	2.7%	0.00%
Other services	2.0%	-0.06%
Agriculture, forestry and fishing	1.4%	0.12%
Arts and recreation services	0.9%	0.02%

Knowledge-based industries have also made substantial contributions to the State’s economic growth in recent years. The professional, scientific and technical services industry has been the largest contributor to growth, while mining, financial and insurance services, construction and wholesale trade have also been substantial contributors. The mining sector, while only the eleventh largest sector by size, has been the second largest contributor to growth in GSP.

As the mining construction boom subsides, labour and capital resources will be freed up for other productive purposes. In a time of transition, policy settings that facilitate resources flowing to their most productive use, and building the capacity of the NSW economy through improving human capital, will pay dividends for years to come. Productivity growth will also enable the sectors set to benefit from a falling exchange rate to capture more of the benefits from this decline.

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The Government has made substantial efforts to get the fiscal position of New South Wales back on track. Expense constraint has played an important role in delivering budget surpluses in each of the last four years, as well as ensuring good prospects of achieving forecast surpluses over the forward estimates period. This in turn has underpinned New South Wales’ continued triple-A credit rating.

Box 3.4:	NSW productivity performance

While a number of industries may be poised to grow – it is clear that the recent productivity performance of NSW industries has been mixed. Some NSW industries, such as agriculture, construction and finance and insurance, have experienced strong productivity growth over the past two decades. However, many NSW industries have experienced negative productivity growth in recent years, such as professional scientific and technical services industry, and the manufacturing industry. Productivity growth has fallen to low rates in other industries that form a substantial part of the NSW economy, such as the retail, wholesale and transport industries.

Chart 3.2:	Size of NSW industries and their multifactor productivity performance[4]

[4]

The size of the bubbles in Chart 3.2 reflects the size of the industry by Gross Value Added in 2011 (ABS State Accounts: NSW, catalogue number 5220.0). Multifactor Productivity (or MFP) measures the change in output for a change in combined inputs. This is distinct from labour productivity, which measures the change in output per unit of labour. Data from Cunningham, MD and Harb, D, “Multifactor productivity at the sub-national level in Australia”, Paper presented to the 41st Conference of Economists, Melbourne, 8–12 July 2012.

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Looking forward, Australian states’ constrained fiscal position coupled with the challenges of demographic ageing and policy changes by the Commonwealth Government means that the states have limited ability to directly fund new infrastructure from their own tax revenues and borrowing. As the limits of these traditional methods are reached, the NSW Government is funding productivity enhancing infrastructure in innovative ways, such as asset recycling, which do not put long-term pressure on the budget position or the triple-A credit rating.

New South Wales has $61.5 billion of committed infrastructure over the period to 2017-18. This will significantly address the infrastructure backlog, the result of earlier missed opportunities. This infrastructure shortfall has held back the State’s productivity and growth performance. Beyond addressing this backlog, the Government’s infrastructure agenda will help meet the needs of a growing population.

The Government’s asset recycling program has already delivered major benefits to the State and is now being replicated nationwide through the asset recycling initiative agreed by COAG (Box 3.5).

Box 3.5:	Infrastructure for the NSW economy

Not all infrastructure is created equal – the Productivity Commission notes that building the wrong infrastructure can reduce productivity.5 But well placed infrastructure can deliver tangible economic benefits – the OECD for example suggests that a dollar spent on infrastructure can boost GDP by around $1.30.6 As such, it is important that the right infrastructure is built, and at the lowest possible cost. To that end, the Government leads the way in assessing the merits of alternative infrastructure priorities through Infrastructure NSW.

The Government is committed to an ambitious infrastructure agenda, which includes:

•

The NorthConnex (NCX) Project, which is a $3.0 billion project comprising twin motorway tunnels of around 9 km in length, linking the M1 Pacific Motorway at Wahroonga to the Hills M2 Motorway at West Pennant Hills. Once completed, NCX will link Sydney’s north to the Orbital network form part of the National Highway route and move trucks off Pennant Hills Road.

•

The WestConnex (WCX) Project, which is a $14.9 billion project ($11.5 billion in 2012 dollars) that involves 33 km of upgraded and new motorways linking the M4 and M5 corridors and providing connections to the City and Airport/Port Precinct. This project will be completed in multiple stages, commencing with M4 Widening in early 2015. Stage 2 is expected to increase capacity along the existing M5 East corridor and extend the motorway to St Peters. It will also include a new access link to the Airport/Port Precinct area.

•

Delivering $3.5 billion in roads in Western Sydney to capitalise on the economic gains from delivering Sydney’s second airport at Badgerys Creek. This will include upgrades to Bringelly Road, Northern Road, and a connection from the M7 motorway to Northern Road.

[5]	Productivity Commission (2014) Public Infrastructure: draft report, Productivity Commission, Melbourne.
[6]	OECD (2008), Infrastructure investment and budget treatment in Transport Infrastructure Investment: Options for Efficiency, OECD Publishing.

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3.4 Productive reforms raise living standards

Australia’s past experience highlights the benefits of reforms that boost productivity and living standards.

Reforms in the 1980s were aimed at creating a more open and flexible economy positioned to deal with global competition. They included floating of the dollar, abolishing exchange controls, major financial market liberalisation, as well as the lowering of tariff barriers on imports (both rates and quotas). Other important reforms included less regulation of workplace relations, with enterprise bargaining reforms aimed at encouraging enterprise productivity, and the corporatisation and privatisation of government-owned businesses, aimed at boosting the performance and efficiency of economic infrastructure relied on by industries.

In the 1990s, policy turned towards tackling regulatory structures. The imperative to remove policy restraints on competition was addressed collectively by Commonwealth, state and territory governments through wide-ranging National Competition Policy reforms commencing in 1995. Key reforms included reviewing anti-competitive regulation, reforming government owned businesses and establishing the National Competition Council. The National Competition Policy reforms were significant and increased Australia’s Gross Domestic Product (GDP) by an estimated 2.5 per cent.7

As a result of these successive reforms, the Australian economy experienced markedly higher productivity that drove strong growth in GDP per capita (as shown in Chart 3.3) in the 1980s and 1990s. While Australia continues to benefit from these reforms, the pace of reform and consequently the contribution to economic growth has declined. Annual growth in GDP per capita has dropped from above 3 per cent during the late 1990s to around 1 per cent in recent years. There are still substantial benefits to be gained from further reforms.

[7]	Productivity Commission, Review of National Competition Policy Reforms, Commonwealth of Australia, Melbourne, (2005).

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Chart 3.3:	Growth in GDP and GNI per capita 1980-2013[8]

3.5 The NSW productivity reform agenda

The Government is committed to implementing policy initiatives that boost productivity and improve the performance of the NSW economy.

The NSW productivity agenda has four key pillars:

•	enhancing the productive capacity of the economy through building productive infrastructure while sustaining the long-term budget position

•	developing human capital in New South Wales through education and training reforms

•	cutting red tape and deregulating the NSW economy to provide a better environment for business, and delivering lower prices and better services to consumers through competition

•	improving the way that government provides services to ensure quality and value for money for the public.

Infrastructure

The Government is making – and will continue to make – a significant contribution to the productivity performance of the NSW economy by making well prioritised and timely investments in productive infrastructure as set out earlier in this chapter.

[8]	Australian Bureau of Statistics Cat No. 5204.0 Australian System of National Accounts, 2012-13; ABS Cat No. 3101.0 Australian Demographic Statistics, September (2013).

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Education

The Government is investing in the effectiveness of the education and training sector that will help build human capital and boost skills through wide ranging reforms from early childhood education to Vocational Education and Training (VET). The Government has:

•

Funded its commitments under the National Educational Reform Agreement (NERA) and has insisted the Commonwealth Government meet its obligations. The NERA funding is supporting comprehensive NSW Government reforms across quality teaching, quality learning, empowered school leadership and meeting student needs.

•

Announced the Smart and Skilled reforms of VET, to give students and workers the chance to gain the skills they need to get a job and advance their careers through the introduction of a contestable training entitlement for up to Certificate III (from 1 January 2015), with funding to follow the student, improved quality measures, better information for consumers, and governance reform of TAFE NSW including purchaser provider separation.

•	Introduced the new Resource Allocation Model for schools (phased in from 2014), which allocates funds based on need, helps improve student outcomes and human capital in disadvantaged areas.

•

Agreed to a new salaries and conditions award for public school teachers with the Teacher’s Federation, which means that from 2016 teacher salaries will be aligned to the Australian Professional Standards for Teachers and the highest quality teachers will be able to earn bonuses. This will help improve education outcomes and human capital.

•	Implemented a new support model for teachers at the start of their careers to help improve teacher quality and promote better student outcomes.

•	Introduced the Preschool Funding Model from January 2014, which provides funding based on need and provides additional funds to preschools in disadvantaged areas.

Deregulation and competition

The Government is working to help large and small businesses operate in a competitive environment with minimal regulation so that they can deliver high quality services to consumers at competitive prices.

The Government remains committed to its NSW2021 red tape reduction target, which requires reductions in the regulatory burden of $750 million in annual terms by June 2015. The Government is also continuing to support the flexibility and adaptability of the NSW economy by reducing regulatory constraints and enhancing the competitiveness of industries through:

•	deregulating electricity prices (effective 1 July 2014)

•

agreeing to introduce changes in the Passenger Transport Act 1990 to improve competition in the taxi industry, including through separating the requirements relating to booking services from other services provided by taxi networks, and allowing the use of smartphone applications for booking

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•

agreeing to impose a cap on the electronic payments surcharge in taxis from 10 per cent to 5 per cent to increase competition in the taxi and payments processing industry and reduce costs for consumers

•

entering into an agreement in December 2013 with the Commonwealth Government to streamline environmental assessments by creating a one-stop-shop and imposing a 12 month time limit on approvals, to help reduce red tape and increase flexibility for businesses

•

introducing the National Legal Professional Framework in May 2014, an agreement between the NSW and Victorian Governments that simplifies and rationalises legal professional regulation while reducing barriers to entry

•	allowing automatic mutual recognition of licenses for the electrical, plumber, drainer and gasfitter occupations to allow licence holders to work across borders

•	repealing the licensing requirements for the refrigeration and air-conditioning occupations

•	reforming the dam safety regime to introduce a more risk-based regulatory approach

•	repealing the Poultry Meat Industry Act 1986 to reduce the regulatory burden on the industry

•	simplifying licensing and regulation in the motor vehicle repairs industry

•

working with COAG to implement reforms to reduce regulatory overlaps and the overall regulatory burden, focusing initially on regulations that affect small businesses, and the higher education, manufacturing and early childhood education sectors. The Government is currently undertaking targeted reviews of regulations for small businesses in the cafés and restaurants, housing construction, clothing retail, road freight and print manufacturing industries

•

contributing to the Review of Competition Policy being conducted by the Commonwealth Government including calling for a further round of National Competition Payments to underpin a future round of national reforms.

Improving government services

The Government is committed to improving efficiency and competition in the public sector, through improving the way it delivers and procures goods and services, and increasing contestability. These changes help to achieve better value for money for taxpayers while improving service quality, create incentives to innovate, and increase accountability and transparency. The Government is developing a new strategic commissioning framework as a way of implementing this concept more broadly across sectors such as health, transport, energy, and education. The Government is:

•

devolving decision making to the local level for both schools and hospitals, which means allowing principals and administrators scope to make the decisions most appropriate for their facility, and by doing so improving efficiency and public sector productivity

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•

increasing contestability in service delivery through a range of projects including the Northern Beaches Hospital, maintenance contracts for Roads and Maritime Services, and non-clinical health services

•	reviewing legislation to improve the commercial performance, accountability and governance frameworks for State Owned Corporations

•	fully introducing the activity based funding model for hospitals from 1 July 2014, which will help improve efficiency and productivity in the sector

•	continuing the rollout of the Whole of Hospital Program to ensure a health system-wide approach to patient care with an emphasis on care that is connected, streamlined and leverages best practice

•	introducing new reliability and performance conditions for network distributors (from 1 July 2014) that increase flexibility and ensure new infrastructure investment is efficient

•	integrating the Sydney Catchment Authority and State Water Corporation, to increase efficiency and improve service delivery in the bulk water sector.

Innovation is essential for growth

Transformative technologies make reform inevitable. The Government welcomes the benefits that continuous reform delivers as new technologies open up markets and enable them to work more efficiently. Technology has generated new markets operating outside of traditional regulated markets. It has transformed the nature of competition in markets and recast the landscape for reform. It presents a new wave of opportunities to support productivity and poses new challenges for governments.

While there are important consumer welfare considerations (such as safety and quality) from new products that regulation may need to address, this needs to be balanced against the enhanced consumer benefits from greater competition (often including wider consumer choices and lower prices). The greatest public benefit will come from striking the right balance.

For example, new smartphone applications providing taxi booking services have the potential to bring better services and more competition into the taxi industry. Another new market to have emerged is web based house sharing arrangements for short-term accommodation to challenge established arrangements.

Developments like these challenge established regulatory frameworks. They also require governments to continue to review these frameworks to ensure they remain adequate and both businesses and consumers derive the full benefits of open and competitive markets.

Budget Statement 2014-15	3 - 13

3.6 Summary

The transition underway in the national economy as the mining construction boom comes to an end presents an opportunity for New South Wales to be the engine room of the national economy. New South Wales’ diverse economy is positioned to benefit from broad-based growth, with a number of sectors expected to pick up the slack as the mining construction boom recedes. The Government’s ambitious infrastructure agenda will help drive construction activity in the economy. Housing construction is expected to continue its recovery, and the return of capital and labour from mining will help supply the necessary factors of production.

To take maximum advantage of these opportunities, it is imperative that the productivity performance of the NSW economy improves. Well-timed productivity enhancing reform is critical to the growth prospects of the NSW economy, and in turn the wellbeing of the citizens of New South Wales.

While the reform effort underway is significant, reform needs to be ongoing. This Budget continues that effort. Advances in technologies and the dynamism of the NSW economy mean that the need for constant reform is inevitable. Furthermore, the Government remains committed to reducing the burden of regulation on the private sector.

Adding to the opportunity for productivity enhancing reform this year are the Commonwealth White Papers on the Reform of the Federation and Tax Reform. Tax and welfare policy settings across jurisdictions can influence the supply of labour and capital through changing incentives to save, work and invest. Reforms to taxation and fiscal arrangements within the Federation will be an important component of boosting productivity and economic growth – as well as securing the sustainable delivery of key services to citizens. Progress will require a willingness from both levels of government to negotiate good outcomes.

There can be significant lags between when reforms are implemented and when the benefits of that reform are realised. As the economy continues to evolve, early and ongoing action is required to maximise economic outcomes.

3 - 14	Budget Statement 2014-15

Chapter 4:	Budget Position

•

The budget result for 2013-14 is an estimated surplus of $988 million, an improvement of $2.9 billion from the original 2013-14 Budget estimate. This has been driven by an increase in state tax and non-tax revenue, continued expense control and unexpected, late changes to the timing and quantum of Commonwealth payments.

•

The 2014-15 Budget is expected to be in deficit by $283 million, an improvement on the 2013-14 Budget forecast of $563 million. Without the re-profiling of Commonwealth grants, the 2014-15 budget result would be a surplus of around $420 million. The budget result continues to strengthen over the forward estimates, with growing surpluses forecast from 2015-16 onwards.

•

Revenue is forecast to increase by 2.6 per cent in 2014-15, and at 3.6 per cent per annum over the forward estimates. This reflects robust tax revenues flowing from a stronger economy, partially offset by lower Commonwealth revenues and lower dividends. Expense control is a continued focus, and is expected to limit growth to an average of 3.4 per cent per annum over the same four year period.

•

General government capital expenditure in 2014-15 is forecast to be $10.2 billion, with $38.3 billion allocated over the four years to 2017-18. This is $8.9 billion higher than the previous four years to 2013-14, and is supported by the Government’s successful asset recycling strategy.

•

The Government is rebuilding budget capacity to withstand fiscal shocks while providing the necessary headroom for infrastructure investment. Net Debt at 30 June 2014 is estimated to be $8.6 billion, or 1.7 per cent of Gross State Product and is $7.1 billion less than estimated at the 2013-14 Budget. Net Debt is currently projected to peak in June 2017.

•

Proceeds from the Port of Newcastle transaction and from Waratah bonds, have been allocated to Restart NSW for the delivery of major infrastructure projects. New commitments include $400 million towards NorthConnex and $278 million for Western Sydney roads to support Sydney’s second airport at Badgerys Creek.

•

Net Lending in 2013-14 is estimated to be in deficit by $1.5 billion, an improvement of $3.1 billion since the 2013-14 Budget. The Net Lending deficit increases to $3.7 billion in 2014-15, as a result of higher capital expenditure and the timing of Commonwealth funding.

Budget Statement 2014-15	4 - 1

4.1 Introduction

This chapter outlines the general government sector’s budget position and performance in aggregate. It contains an analysis of the general government’s financial performance in the operating statement and the general government’s financial position in the balance sheet. Collectively, these inform the stability, flexibility and sustainability of the financial situation of the Government.

In accordance with the requirements of accounting standards, the 2012-13 actual results have been adjusted to incorporate the retrospective application of amended standard AASB 119 Employee Benefits. The restatement of the 2012-13 result differs to the result disclosed in the 2012-13 Report on State Finances which is presented on the basis of the previous AASB 119 approach to investment returns (see Statement of Accounting Policies and Assumptions, Appendix A).

The budget estimates do not include the impact of a business asset transaction until it is finalised. This is consistent with normal budget and past practice.

The annual budget is framed by government policy and priorities as well as economic and other parameters. This budget paper takes into account the financial impacts for all policy decisions taken by Government as at 13 June 2014, as well as Commonwealth Government funding revisions and other information that affects the financial statements, unless otherwise stated.

The Government has identified a number of priority projects for which it has reserved Restart funding. Funding has been reserved with a view to a future Restart commitment at which time it will be included in the Budget aggregates following further project development and completion of project assurance processes, including final business case approval.

4.2 Budget Aggregates

The Government’s financial position is strong in 2013-14 and over the forward estimates. The estimated budget result for 2013-14 is a surplus of $988 million. The improvement of $2.9 billion since last year’s budget has been driven by increases in state tax and non-tax revenue on the back of a stronger NSW economy and unexpected re-profiling of Commonwealth payments. As a result of re-profiling announced in the 2014-15 Commonwealth Budget, the 2014-15 budget result is now forecast to be a deficit of $283 million. Had previously agreed payment schedules on existing programs not been changed, the 2014-15 Budget result would have been in surplus by around $420 million.

4 - 2	Budget Statement 2014-15

Table 4.1 provides the key financial aggregates including the budget result, capital expenditure and net lending result.

Table 4.1:	General Government Sector – key financial aggregates

	2012-13	2013-14		2014-15	2015-16	2016-17	2017-18
	Actual	Budget Revised		Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m
Revenue from Transactions	60,131	62,573	65,437	67,113	69,925	73,730	75,310
Expenses from Transactions	61,462	64,462	64,449	67,396	69,265	71,575	73,644
Transactions from Discontinuing Operations	30	—	—	—	—	—	—

Budget Result - Surplus/(Deficit)	(1,300)	(1,890)	988	(283)	660	2,155	1,666

Capital Expenditure	7,873	9,085	8,652	10,203	9,403	9,440	9,263
Net Lending Result	(3,707)	(4,527)	(1,477)	(3,717)	(1,628)	(260)	(75)

ABS GFS Cash Surplus/(Deficit)	(2,949)	(3,174)	84	(3,016)	(621)	561	773

The budget result is forecast to improve over the forward estimates, returning to a surplus from 2015-16 onward. Excluding the re-profiling of Commonwealth revenue and the impact of AASB 119, the budget result shows stronger surpluses across the forward estimates, with expense growth tracking below long run revenue growth. Savings decisions taken by Government since 2011-12 have created the capacity for investment in critical service delivery while still containing average expenditure growth below average revenue growth, as shown in Chart 4.1.

Budget Statement 2014-15	4 - 3

Chart 4.1:	Revenue and Expense Growth

Capital expenditure is estimated at $10.2 billion in 2014-15, before declining over the forward estimates period. This decline reflects in part the movement of some capital expenditure from the general government sector to the Public Trading Enterprise (PTE) sector for the construction of WestConnex (see Box 4.1).

The ABS GFS Cash Result (cash result) is estimated to be in surplus in 2013-14 and then in the latter half of the forward estimates. This is a marked change since the 2013-14 Budget, where the cash result was not expected to return to surplus in the forward estimates.

4.3 2013-14 Budget Reconciliation

Table 4.2 provides a reconciliation of changes to the budget estimates between the 2013-14 Budget, the 2013-14 Half-Yearly Review and the 2014-15 Budget. Distinction has been made between the effect of policy decisions and the effect of parameter and other variations. Changes in policy arise from government decisions while parameter and other variations reflect the impact of changing economic conditions, budget assumptions, tied grants from the Commonwealth and other accounting adjustments.

4 - 4	Budget Statement 2014-15

Table 4.2:	Budget Reconciliation of 2013-14 Budget to 2014-15 Budget(a)

	2013-14	2014-15	2015-16	2016-17
	Revised Budget		Forward Estimates
	$m	$m	$m	$m
2013-14 Budget	(1,890)	(563)	157	535

Changes from 2013-14 Budget to 2013-14 HYR
Effect of Policy Decisions
Revenues	—	—	—	—
Expenses	(81)	(89)	(55)	(46)
Total Policy Decisions	(81)	(89)	(55)	(46)

Effect of Parameter and Other Variations
Revenues	46	(149)	(102)	(28)
Expenses	(623)	(249)	(323)	(140)
Total of Parameter and Other Variations	(577)	(398)	(425)	(168)

2013-14 Half-Yearly Review	(2,546)	(1,051)	(323)	320

Changes from 2013-14 HYR to 2014-15 Budget
Effect of Policy Decisions
Revenues	—	42	43	(332)
Expenses	(179)	(934)	(693)	(697)
Total Policy Decisions	(179)	(892)	(650)	(1,029)

Effect of Parameter and Other Variations
Revenues	2,818	1,489	1,369	3,089
Expenses	895	170	264	(224)
Total of Parameter and Other Variations	3,713	1,660	1,633	2,865

2014-15 Budget	988	(283)	660	2,155

(a)	A positive number indicates an improvement in the budget result.

The budget result has improved in each year since last year’s budget. This reflects a significant improvement in the State’s revenue position across the forward estimates due to both stronger than expected state taxation, stronger GST and the higher than expected Commonwealth road grants in 2013-14 and 2016-17, but with partial offsets in 2014-15 and 2015-16. These temporary increases in Commonwealth grants mask the structural reduction in Commonwealth funding for health, education and concessions. Further detail on these reductions can be found in Chapters 6 and 7.

Budget Statement 2014-15	4 - 5

In the 2013-14 Budget, transfer duty on property market transfers was expected to increase by 20.5 per cent on the back of stronger dwelling investment. Increased momentum in the housing market caused the growth rate to be exceeded and revenue is now expected to increase by 35 per cent in 2013-14. Transfer duty has increased in 2013-14 by $938 million compared to the original budget estimate, and has been revised upwards in every year of the forward estimates. The growth in property prices is forecast to moderate over the year ahead, in part due to a forecast market peak in 2013-14 as well as additional housing supply from the Government’s policies of residential land release and provision of housing related infrastructure.

The Commonwealth announced several changes to funding to New South Wales in the 2014-15 Budget. These include the re-profiling of funding for the Pacific Highway, where funds have been brought forward into 2013-14 from 2014-15. The 2014-15 Commonwealth Budget has reduced grants by $2.2 billion between 2013-14 and 2017-18, especially in the health and education clusters. This shortfall is moderated in part by the use of up-to-date forecasts for health activity and changes in payment arrangements for cross-border services (see Box 1.1 in Chapter 1). National Partnership funding is now expected to decline at a rate of 13.0 per cent per annum over the forward estimates.

GST payments are dependent upon parameters outside the control of state governments, namely population share, pool size and funding relativity. GST payments in 2013-14 are $286 million higher than the last budget, due to a residual payment of $117 million from 2012-13 and an upward revision of the GST pool. For 2014-15, GST revenues are estimated at $16.8 billion. This is $914 million higher than 2013-14, as a result of revisions to the ABS calculation of the NSW population share, Commonwealth revisions to the size of the pool of funds, and the positive impact of the latest relativity calculations.
Total expenses in 2013-14 have been effectively stable since the 2013-14 Budget with latest estimates showing a decrease of $14 million compared to the original 2013-14 Budget estimate. For the fourth year in a row the Government has managed expenses to less than the original budget estimate. Higher employee expenses due to structural changes implemented in the Government Sector Employment Act 2013 and an increase in frontline staff have been offset by continuing wage growth restraint through the enforcement of the wages policy announced by the Government in the 2011-12 Budget.

Expenses have been impacted by both policy decisions and economic, parameter and technical adjustments across the forward estimates. Since the 2013-14 Budget the Government has agreed to new policy measures with an impact of $2.3 billion over 2014-15 to 2016-17.

Chapters 5 and 6 contain detailed discussion on new policy and parameter changes and other variations affecting expenses and revenues respectively. Further detail on policy decisions can also be found in Budget Paper No. 3, and in the Measures Statement in Appendix E.

4 - 6	Budget Statement 2014-15

4.4 Budget and Forward Estimates Projections

Table 4.3:	General Government Sector Operating Statement

	2012-13 Actual (a) $m	2013-14		2014-15 Budget $m	2015-16	2016-17	2017-18
		Budget Revised			Forward Estimates
		$m	$m		$m	$m	$m

Revenue from Transactions
Taxation	21,980	23,455	24,129	25,489	26,904	28,078	29,664
Grants and Subsidies
- Commonwealth General Purpose	14,777	15,588	15,895	16,810	17,624	18,330	18,975
- Commonwealth Specific Purpose Payments	7,153	7,339	7,401	7,829	8,486	9,269	9,760
- Commonwealth National Partnership Payments	2,536	2,903	3,986	2,632	2,673	3,447	2,281
- Other Grants and Subsidies	941	949	975	1,029	1,023	975	724
Sale of Goods and Services	5,434	5,460	5,605	6,094	6,483	6,769	6,862
Interest	406	483	593	543	463	443	469
Dividend and Income Tax Equivalents from Other Sectors	2,648	2,155	2,110	2,336	1,683	1,628	1,571
Other Dividends and Distributions	595	467	690	370	408	440	466
Fines, Regulatory Fees and Other	3,662	3,774	4,054	3,981	4,179	4,352	4,537

Total Revenue from Transactions	60,131	62,573	65,437	67,113	69,925	73,730	75,310

Expenses from Transactions
Employee	26,195	26,710	27,299	28,351	29,566	30,918	31,919
Superannuation
- Superannuation Interest Cost	1,378	1,438	1,496	1,487	1,469	1,440	1,401
- Other Superannuation	2,349	2,466	2,583	2,698	2,702	2,767	2,845
Depreciation and Amortisation	3,667	3,855	3,974	4,242	4,443	4,603	4,781
Interest	2,220	2,246	2,256	2,298	2,338	2,389	2,466
Other Property	—	—	—	—	—	—	—
Other Operating (b)	14,245	15,044	14,237	14,620	15,261	15,444	16,106
Grants and Subsidies
- Current Grants and Subsidies	9,071	9,496	9,563	10,426	10,466	10,780	10,642
- Capital Grants	2,336	3,207	3,041	3,274	3,019	3,233	3,483

Total Expenses from Transactions	61,462	64,462	64,449	67,396	69,265	71,575	73,644

Transactions from Discontinuing Operations	30	—	—	—	—	—	—

BUDGET RESULT - SURPLUS/(DEFICIT)
[Net Operating Balance]	(1,300)	(1,890)	988	(283)	660	2,155	1,666

Budget Statement 2014-15	4 - 7

Table 4.3:	General Government Sector Operating Statement (cont)

	2012-13 Actual (a) $m	2013-14		2014-15	2015-16	2016-17	2017-18
		Budget Revised		Budget	Forward Estimates
		$m	$m	$m	$m	$m	$m

Other Economic Flows - Included in the Operating Result

Gain/(Loss) from Superannuation	—	—	—	—	—	—	—
Gain/(Loss) from Other Liabilities	445	225	(444)	312	103	97	2
Other Net Gains/(Losses)	331	193	161	(29)	147	108	147
Share of Earnings from Associates (excluding Dividends)	(137)	8	(24)	(22)	(19)	(17)	(23)
Dividends from Asset Sale Proceeds	151	—	—	175	—	—	—
Deferred Income Tax from Other Sectors	634	93	86	145	128	146	147
Other	44	(39)	(97)	(35)	(36)	(36)	(37)
Discontinuing Operations - Other Economic Flows	—	—	—	—	—	—	—
Other Economic Flows - included in Operating Result	1,467	480	(318)	547	323	297	237
Operating Result	167	(1,409)	670	264	983	2,452	1,903
Other Economic Flows - Other Non Owner Movements in Equity
Items that will not be Reclassified to the Operating Result
Superannuation Actuarial Gain/(Loss)	7,152	5,652	3,986	6,952	2,565	2,419	739
Deferred Tax Direct to Equity	—	—	—	—	—	—	—
Revaluations	3,020	3,708	2,440	3,462	3,321	3,452	3,280
Share of Earnings from Associates from Revaluations	141	—	—	—	—	—	—
Items that may be Reclassified Subsequently to the Operating Result
Net Gain/(Loss) on Equity Investments in Other Sectors	11,109	5,896	5,949	6,769	5,246	5,251	4,306
Net Gain/(Loss) on Equity Investments in Other Sectors (Discontinued)	92	80	148	—	—	—	—
Net Gain/(Loss) on Financial Instruments at Fair Value	(3)	—	—	—	—	—	—
Other	(513)	(54)	904	(1,200)	(926)	(984)	(126)
Other Economic Flows - Other Non Owner Movements in Equity	20,999	15,283	13,428	15,984	10,206	10,138	8,199
Comprehensive Result - Total Change in Net Worth	21,166	13,873	14,098	16,247	11,188	12,590	10,102

KEY FISCAL AGGREGATES

Comprehensive Result - Total Change in Net Worth	21,166	13,873	14,098	16,247	11,188	12,590	10,102
Less: Net Other Economic Flows	(22,466)	(15,763)	(13,110)	(16,530)	(10,528)	(10,435)	(8,436)

Equals: Net Operating Balance (Budget Result)	(1,300)	(1,890)	988	(283)	660	2,155	1,666

Less: Net Acquisition of Non-Financial Assets
Purchases of Non-Financial Assets	7,163	8,941	8,530	10,091	9,290	9,332	9,153
Sales of Non-Financial Assets	(1,023)	(688)	(531)	(482)	(494)	(364)	(478)
Less: Depreciation	(3,667)	(3,855)	(3,974)	(4,242)	(4,443)	(4,603)	(4,781)
Plus : Change in Inventories	(17)	2	(19)	4	(1)	3	1
Plus : Other Movements in Non-Financial Assets	—	—	—	—	—	—	—
- Assets Acquired Using Finance Leases	709	144	122	113	113	108	110
- Other	(759)	(1,907)	(1,664)	(2,049)	(2,177)	(2,060)	(2,266)
Equals: Total Net Acquisition of Non-Financial Assets	2,407	2,637	2,465	3,434	2,288	2,416	1,741
Equals: Net Lending/(Borrowing) [Fiscal Balance]	(3,707)	(4,527)	(1,477)	(3,717)	(1,628)	(260)	(75)

OTHER FISCAL AGGREGATES
Capital Expenditure (c)	7,873	9,085	8,652	10,203	9,403	9,440	9,263

(a)	2012-13 actual includes the retrospective application of changes to AASB 119.
(b)	Includes Treasurer’s Advance.
(c)	Capital expenditure comprises purchases of non-financial assets plus assets acquired using finance leases.

4 - 8	Budget Statement 2014-15

Revenue

Total revenue for 2014-15 is budgeted to be $67.1 billion and is expected to increase on average by 3.6 per cent per annum over the budget and forward estimates. In 2014-15, 59 per cent of general government sector revenue will be sourced from the State’s own revenue base, while the remaining 41 per cent is expected to be sourced from Commonwealth grants.

Across the forward estimates, the growing NSW economy is expected to translate into higher payroll tax and transfer duty revenues. Over the budget and forward estimates, payroll tax is forecast to grow at 7.4 per cent per annum on average, while transfer duty is expected to grow at 5.3 per cent per annum on average. Total tax revenue is expected to grow from $25.5 billion in 2014-15 to $29.7 billion in 2017-18, or 5.3 per cent per annum on average.

GST payments are estimated to grow from $16.8 billion in 2014-15 to $18.9 billion in 2017-18, or 4.5 per cent per annum on average. This is driven by the growth in GST pool size and NSW share of Australia’s population, offset in part by a decline in the NSW relativity, as the revenue raising capacity of Western Australia and Queensland decreases.

Due to the measures taken in the Commonwealth Budget, National Partnership payments will fall by $1.4 billion between 2013-14 and 2014-15. Grant revenue excluding GST is forecast to grow at a modest 0.8 per cent per annum on average over the forward estimates.

Interest revenue of $543 million is forecast in 2014-15, declining to $469 million in 2017-18, as cash and managed bond investments are used to fund capital, as opposed to raising debt. This recognises an increasing government focus on its cash and debt management strategy.

State owned corporations pay dividends and income tax equivalent payments to the state government that reflect a commercially appropriate return on investment and tax neutrality with private sector businesses. In 2014-15, these are forecast to be $2.3 billion, reflecting the government’s efforts to drive efficiency and reform in this sector while maintaining service levels. However, forthcoming regulatory price resets, expected losses, and higher depreciation in the energy sector will lead to a reduction of dividends and tax equivalent payments across the forward estimates of an average 7.1 per cent per annum.

Further detail can be found in Chapter 6.

Expenses

Total expenses for 2014-15 are forecast to be $67.4 billion, or 4.6 per cent growth from 2013-14, and are expected to increase by 3.4 per cent per annum on average over the forward estimates. Restraining expense growth to less than long-term average revenue growth has allowed the Government to continue to deliver on infrastructure and frontline services.

Budget Statement 2014-15	4 - 9

Changes announced under the Government Sector Employment Act 2013 have resulted in significant expenses being brought in to the general government sector in 2013-14 from the PTE sector, largely in transport entities. This has had a significant presentational impact upon employee expenses across the forward estimates.

Employee expenses are forecast to be $28.4 billion in 2014-15, and are anticipated to grow to $31.9 billion by 2017-18, or an average growth of 4.0 per cent per annum over the budget and forward estimate. Adherence to expense controls such as the government’s 2.5 per cent wages policy has allowed for the appointment of additional frontline staff in the health, education and justice clusters across the forward estimates.

Depreciation and amortisation is anticipated to reach $4.2 billion in 2014-15, and grow at 4.7 per cent per annum over the forward estimates. The increase in 2014-15 and the forward estimates is largely driven by a review of depreciation across the state particularly in transport entities, and is indicative of the efforts made to properly value assets across the state in general. In addition, depreciation will continue to grow as new infrastructure assets are completed and begin to be depreciated.

Other operating expenses are forecast at $14.6 billion in 2014-15. Growth over the forward estimates is expected to be slower than historical trends due to the Government realising the benefit of previous efficiency drives across the government in areas such as contracting and consulting, electricity and fuel usage, and communications.

Interest expenses are expected to grow on average at 2.3 per cent per annum across the forward estimates, from $2.3 billion in 2014-15 to $2.5 billion in 2017-18. This expense reflects both the level of state debt, as well as expected movements in interest rates.

Grants and transfers are forecast at $13.7 billion in 2014-15. Current grants are expected to grow at 2.7 per cent per annum on average across the forward estimates. The largest driver are grants for transportation services, disability services, education and the environment.

Growth in capital grants, at 3.5 per cent per annum on average, is being driven by the inclusion of large non-cash grants to RailCorp for the North West Rail Link and the CBD and South East light rail projects over the forward estimates.

Further detail can be found in Chapter 5.

4 - 10	Budget Statement 2014-15

4.5 Capital Expenditure

The Budget provides general government capital expenditure of $10.2 billion in 2014-15, a 17.9 per cent increase on the $8.7 billion allocated in 2013-14. Total spending over the forward estimates will be $38.3 billion. The decline over the forward estimates reflects the transfer of some capital expenditure out of the general government sector and into the PTE sector, particularly in transport entities.

Over the forward estimates, general government capital expenditure is expected to average $9.6 billion per annum. This compares with the $7.5 billion per annum on average from 2011-12 to 2013-14 and $6.5 billion per annum on average from 2008-09 to 2010-11, as shown in Chart 4.2 below.

Chart 4.2:	General Government Capital Expenditure

Budget Statement 2014-15	4 - 11

Box 4.1	WestConnex

The WestConnex Delivery Authority has been established to lead the delivery of the WestConnex (WCX) Project. The Government has also approved the creation of a special purpose entity, Sydney Motorway Corporation Pty Ltd (SMC), to manage the State’s financial investments in WCX in a commercially responsible manner. Subsidiaries of SMC will be created to enter into contracts with the private sector to construct, manage and finance stages of WCX.

In the 2013-14 Budget, the Government announced its commitment to deliver WCX through an innovative financing approach, allocating $1.8 billion from Restart NSW to the general government sector for capital expenditure pending the completion of the WCX Business Case.

In the 2014-15 Budget, the Government reallocates this funding to reflect the financing structure as an equity investment in SMC which is in the Public Trading Enterprise Sector.

The Government has committed $1.8 billion from Restart NSW, while the Federal Government has confirmed $1.5 billion in grant funding towards WCX. Of the $3.3 billion in total funding, SMC will be capitalised with seed capital of up to $2.7 billion in shareholder funds to enable efficient delivery of the WCX Project. Around $650 million will be provided to Roads and Maritime Services and WestConnex Delivery Authority to meet land acquisition, urban renewal and delivery costs.

Further details can be found in Budget Paper 4, Chapter 9.

WestConnex Financing Structure

4 - 12	Budget Statement 2014-15

Chart 4.3 shows the distribution of capital expenditure in 2014-15, classified by Government Finance Statistics (GFS) Government Purpose Code (GPC). Almost two-thirds (65 per cent) of this four-year program is allocated to Transport and Communication, with Health (11 per cent), Education (5 per cent) and Public Order and Safety (6 per cent) accounting for most of the remainder. The government is supporting major projects that will improve the capacity of roads and rail networks across the state and international gateways. Health and education average capital expenditure over the last four years remains strong due to peak investment cycles by the NSW and Commonwealth governments.

Chart 4.3:	Capital Expenditure by Government Purpose Code

Detail on specific infrastructure and capital works is provided in Budget Paper 4.

Net Lending

Net lending/(borrowing) represents the financing requirement of the government, calculated as the net operating balance less the net acquisition of non-financial assets. It also equals transactions in financial assets less transactions in liabilities. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

The net lending result in 2013-14 is forecast to improve by $3.0 billion from a deficit of $4.5 billion estimated at the 2013-14 Budget. This reflects both the improved operating result and unforeseen timing adjustments in capital expenditure.

Due to an increase in 2014-15 capital expenditure, net lending for 2014-15 is forecast to be in deficit by $3.7 billion. From this point, net lending is expected to improve over the forward estimates to a small deficit of $75 million in 2017-18.

Budget Statement 2014-15	4 - 13

4.6 Balance Sheet

The government’s balance sheet shows an aggregate measure of all general government assets, liabilities and net worth at 30 June for the previous year, current year, budget year and three forward years. The government’s strong balance sheet is demonstrative of the state’s stability, flexibility and capacity to overcome financial and economic pressures.

Table 4.4 outlines the government’s forecast financial position.

4 - 14	Budget Statement 2014-15

Table 4.4:	General Government Sector Balance Sheet

	June 2013 Actual $m	June 2014		June 2015	June 2016	June 2017	June 2018
		Budget	Revised	Budget	Forward Estimates
		$m	$m	$m	$m	$m	$m
ASSETS

Financial Assets
Cash and Cash Equivalent Assets	8,967	6,404	12,192	8,546	7,437	7,360	8,174
Receivables	6,492	5,756	6,410	6,791	6,137	6,020	5,869
Tax Equivalents Receivable	472	276	283	81	73	93	92
Financial Assets at Fair Value	9,071	9,999	10,260	10,936	11,556	12,127	12,762
Advances Paid	913	931	960	1,026	1,098	1,125	1,115
Deferred Tax Equivalents Assets	5,307	4,549	5,288	5,410	5,531	5,669	5,810
Equity
Investments in Other Public Sector Entities	82,721	84,347	86,942	93,723	98,969	104,217	108,521
Investments in Other Public Sector - Held for Sale	784	—	—	—	—	—	—
Investments in Associates	4,324	4,197	4,278	4,257	4,238	4,221	4,198
Other Financial Assets	14	13	10	10	11	11	11

Total Financial Assets	119,065	116,474	126,624	130,781	135,049	140,843	146,551

Non-Financial Assets
Inventories	271	292	248	252	251	254	255
Forestry Stock and Other Biological Assets	7	8	7	7	7	7	7
Assets Classified as Held for Sale	235	96	104	146	80	99	103
Investment Properties	125	55	125	125	125	125	125
Property, Plant and Equipment
Land and Buildings	61,208	62,734	62,726	64,392	65,240	65,326	65,610
Plant and Equipment	9,418	9,472	9,701	9,806	9,870	9,777	9,543
Infrastructure Systems	70,861	75,289	74,584	78,762	82,940	88,277	92,793
Intangibles	2,062	2,515	2,427	2,736	2,768	2,615	2,392
Other Non-Financial Assets	1,948	2,161	2,140	2,548	2,974	3,443	3,880

Total Non-Financial Assets	146,135	152,622	152,062	158,775	164,257	169,922	174,709

TOTAL ASSETS	265,200	269,096	278,685	289,555	299,305	310,765	321,261

LIABILITIES
Deposits Held	1,072	950	114	106	102	101	100
Payables	4,689	4,518	4,605	4,708	4,357	4,439	4,531
Tax Equivalent Payables	21	—	6	109	53	—	—
Liabilities Directly Associated with Assets	—	—	—	—	—	—	—
Borrowings and Derivatives at Fair Value	12	12	10	8	6	4	3
Borrowings at Amortised Cost	29,048	31,378	31,148	31,993	32,817	33,493	34,013
Advances Received	725	714	713	765	815	750	678
Employee Provisions	13,130	12,752	13,648	13,542	13,557	13,668	13,903
Superannuation Provisions (a)	40,327	39,444	37,425	31,169	29,097	26,986	26,373
Deferred Tax Equivalent Provision	634	731	599	621	656	684	680
Other Provisions	6,877	6,875	7,872	7,844	7,985	8,227	8,504
Other Liabilities	1,989	2,215	1,766	1,661	1,642	1,604	1,564

TOTAL LIABILITIES	98,523	99,589	97,905	92,525	91,087	89,956	90,350

NET ASSETS	166,677	169,506	180,781	197,030	208,219	220,809	230,910

NET WORTH
Accumulated Funds	22,012	21,679	30,879	37,006	39,749	43,759	46,398
Reserves	144,665	147,827	149,902	160,024	168,470	177,050	184,512

TOTAL NET WORTH	166,677	169,506	180,781	197,030	208,219	220,809	230,910

OTHER FISCAL AGGREGATES
Net Debt (b)	11,907	15,720	8,572	12,364	13,649	13,736	12,744
Net Financial Liabilities	62,963	67,463	58,222	55,467	55,007	53,331	52,320

(a)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.
(b)	Net debt comprises the sum of deposits held, advances received and borrowing, minus the sum of cash deposits, advances paid, and financial assets at fair value.

A summary of the key components and movements in the state Balance Sheet follows. Further detail is provided in Chapter 8 Liability and Asset Management.

Budget Statement 2014-15	4 - 15

Financial Assets

The main financial assets of the general government sector include cash and cash equivalents, financial assets at fair value and the equity in public sector entities and associates. The balance of financial assets is indicative of the level of the government’s liquidity, which is the government’s ability to meet its financial commitments. This is an important measure for assessing the government’s flexibility in overcoming both anticipated and unanticipated events.

Financial assets are forecast to be $126.6 billion at 30 June 2014, and consist largely of the ownership of government businesses (investments in other public sector entities) and financial assets at fair value, the majority of which are invested to meet designated liabilities. Chart 4.4 details the composition of financial assets.

Chart 4.4:	Projected General Government Financial Assets by Category at 30 June 2014

Financial assets at 30 June 2014 have increased since 30 June 2013 by $7.6 billion, mainly due to funds received from the Port of Newcastle transaction and an improved operating result, including higher investment returns and the re-profiling of Commonwealth grants.

These assets are expected to grow across the forward estimates as a result of the impact of Restart NSW funds being accumulated, as well as the equity held in the WestConnex holding entity.

4 - 16	Budget Statement 2014-15

Non-financial Assets

The main non-financial assets of the general government sector are its land and buildings, plant and equipment and infrastructure systems. The balance of non-financial assets is indicative of the value of the government’s capital investment which will be utilised to deliver government policies and services to the people of New South Wales.

Non-financial assets are forecast to be $152.1 billion at 30 June 2014. This is expected to grow across the forward estimates to $174.7 billion at 30 June 2018, driven primarily by investment in infrastructure systems. Chart 4.5 details the composition of these non-financial assets.

Chart 4.5:	Projected General Government Non-financial Assets by Category at 30 June 2014

Liabilities

The liabilities of the government represent the financial commitments it has made in order to fund programs and provide services. The main liabilities of the general government sector relate to its staff through employee and superannuation provisions as well as borrowings. It is an important measure for assessing the amount of financial obligations that the government must meet and should be aligned with offsetting assets.

Total liabilities are forecast at $97.9 billion at 30 June 2014 and are expected to fall across the forward estimates. The $618 million improvement since 30 June 2013 is driven by the strong performance of the state’s defined benefit superannuation investments in 2013-14 and the consequent reduction in the amount of unfunded superannuation. Chart 4.6 shows the composition of total liabilities.

Budget Statement 2014-15	4 - 17

Chart 4.6:	Projected General Government Liabilities by Category at 30 June 2014

Net Worth

Net worth is the broadest indicator of the government’s financial position as net assets less liabilities of the government. It is a measure of the net value of investment stock held on behalf of the people of New South Wales.

A movement in the net worth of the government can arise from:

•	a surplus or deficit in the net operating balance of the government which will increase or decrease, respectively, the government’s net worth

•	a change in the value of assets and liabilities as prescribed by accounting standards

•	a change in the net worth of government owned businesses in publicly owned corporations

•	the disposal of assets by government where a gain or a loss is realised.

This Budget forecasts net worth of $180.8 billion as at 30 June 2014. This is a $14.1 billion improvement on the 30 June 2013 amount, driven by the increased value of financial assets and property, plant and equipment. Net worth is estimated to be $197.0 billion at June 2015, and will rise steadily over the forward estimates as the value of investments in government businesses and infrastructure assets increase.

4 - 18	Budget Statement 2014-15

Net Debt and Net Financial Liabilities

Net debt is a key balance sheet measure which takes into account gross debt liabilities as well as financial assets. Net debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.

Net debt is a commonly used but reasonably narrow measure of the financial strength of the government. Moderate and sustainable net debt levels provide the State with the ability to invest in important infrastructure projects, manage unexpected events and risk and safeguard against potential economic shocks.

Net debt is forecast to fall from $11.9 billion at 30 June 2013 (2.5 per cent of GSP) to $8.6 billion at 30 June 2014 (1.7 per cent of GSP). This represents the lowest net debt position as a proportion of GSP of all Eastern States and the lowest as a percent of GSP since 2008. Chart 4.7 provides a comparison of net debt as a proportion of GSP across jurisdictions.

Chart 4.7:	Comparison of Net Debt across Jurisdictions at 30 June(a)

(a)	Based on the relevant 2014-15 Budget release from each jurisdiction.

The reduction of $3.3 billion since 30 June 2013 is largely driven by the re-profiling of Commonwealth grants into 2013-14 (primarily from 2014-15), the inclusion of the proceeds of the Port of Newcastle transaction, a stronger operating result in 2013-14 driven by an improvement in state tax and non-tax revenue and the impact of expenditure control. Asset sales and the improvement in the 2013-14 budget result has reduced the net debt base, while leaving the profile over the forward estimates broadly unchanged.

Budget Statement 2014-15	4 - 19

Chart 4.8:	General Government Net Debt as at 30 June

Gross debt, primarily driven by borrowings, has not been affected by these factors, and remains broadly consistent with what was forecast in the 2013-14 Budget. While gross debt is consistent over the forward estimates, net debt is expected to peak at $13.7 billion in 30 June 2017. The state is funding new infrastructure through cash and operating surpluses, primarily from Restart NSW while slightly increasing borrowing. Net debt is expected to fall to $12.7 billion at 30 June 2018, at 2.1 per cent of GSP.

Net financial liabilities represent total liabilities less financial assets, other than equity in publicly owned corporations. It is a broader and more accurate indicator than net debt of a jurisdiction’s fiscal position, because it includes significant liabilities other than borrowings (for example, accrued employee liabilities such as superannuation and long service leave entitlements).

For the general government sector net financial liabilities, excluding the net worth of other sectors, results in a purer measure than net financial worth as, in general, the net worth of other sectors of government is backed up by physical assets.

4 - 20	Budget Statement 2014-15

Net financial liabilities are estimated to be $58.2 billion as at 30 June 2014. This measure has been affected by the same factors that have impacted net debt, and shows a reduction of $9.2 billion on 2013-14 Budget estimates.

Further details on the balance sheet can be found in Chapter 8: Liability and Asset Management.

4.7 Cash Flow

The general government sector cash flow statement illustrates the cash receipts and payments of the general government sector for operating activities, investing activities and financing activities, and provides a final cash result. Hence, the cash result is the difference between the government’s operating cash flows and net capital expenditure. This cash basis differs from the operating statement which is prepared on an accrual basis.

In 2014-15, the Cash Result for the general government sector is expected to be a deficit of $2.9 billion. This cash deficit is higher than that of both 2013-14 ($142 million surplus) and following years, due to an increased amount of capital expenditure (purchases of non-financial assets). By 2016-17, the cash result is forecast to return to a surplus of $632 million, and is expected to grow in 2017-18. This is a significant turn-around since the 2013-14 Budget, where the cash result for 2016-17 was forecast to be a deficit of $660 million.

Budget Statement 2014-15	4 - 21

Table 4.5:	General Government Sector Cash Flow Statement

	2012-13	2013-14		2014-15	2015-16	2016-17	2017-18
	Actual	Budget	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Taxes Received	21,969	23,478	24,183	25,359	26,890	28,091	29,683
Receipts from Sales of Goods and Services	5,412	5,721	6,023	6,554	6,925	7,203	7,255
Grants and Subsidies Received	25,241	26,704	28,233	28,324	29,771	32,041	31,750
Interest Receipts	385	462	556	517	448	402	427
Dividends and Income Tax Equivalents	2,092	2,663	2,668	2,171	2,357	1,678	1,683
Other Receipts	6,577	5,916	6,473	6,143	6,415	6,606	6,794

Total Cash Receipts from Operating Activities	61,676	64,945	68,135	69,068	72,805	76,020	77,592

Cash Payments from Operating Activities
Payments for Employees	(25,567)	(26,572)	(27,160)	(28,145)	(29,956)	(30,704)	(31,689)
Payments for Superannuation	(3,273)	(3,268)	(3,327)	(3,489)	(3,679)	(3,899)	(4,121)
Payments for Goods and Services	(14,697)	(16,563)	(16,025)	(16,453)	(16,915)	(17,241)	(17,913)
Grants and Subsidies Paid	(8,683)	(8,704)	(8,473)	(9,449)	(8,989)	(9,495)	(9,268)
Interest Paid	(1,625)	(1,613)	(1,640)	(1,688)	(1,682)	(1,717)	(1,733)
Other Payments	(3,931)	(3,002)	(3,305)	(3,140)	(3,297)	(3,327)	(3,310)
Total Cash Payments from Operating Activities	(57,777)	(59,722)	(59,930)	(62,363)	(64,517)	(66,383)	(68,034)

Net Cash Flows from Operating Activities	3,900	5,223	8,205	6,705	8,288	9,637	9,558

Net Cash Flows from Investments in Non-Financial Assets
Sales of Non-Financial Assets	954	715	604	482	494	364	478
Purchases of Non-Financial Assets	(7,056)	(8,899)	(8,667)	(10,069)	(9,377)	(9,369)	(9,203)

Net Cash Flows from Investments in Non-Financial Assets	(6,102)	(8,184)	(8,063)	(9,587)	(8,883)	(9,005)	(8,725)

Cash Flows from Investments in Financial
Assets for Policy Purposes
Receipts	5,221	208	2,846	311	176	198	247
Payments	(112)	(285)	(338)	(1,321)	(1,144)	(1,078)	(305)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	5,109	(78)	2,508	(1,009)	(968)	(880)	(58)
Net Flows from Investments in Financial Assets for Liquidity Purposes
Receipts from Sale/Maturity of Investments	272	70	572	260	363	328	395
Payments for Purchases of Investments	(759)	(545)	(965)	(547)	(518)	(505)	(511)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(487)	(475)	(392)	(288)	(155)	(177)	(116)
Net Cash Flows from Investing Activities	(1,480)	(8,737)	(5,947)	(10,884)	(10,005)	(10,063)	(8,899)

Cash Flows from Financing Activities
Advances Received	—	20	68	87	77	3	3
Advances Repaid	(52)	(55)	(53)	(61)	(53)	(101)	(142)
Proceeds from Borrowings	3,450	2,173	2,310	1,107	1,155	1,067	1,198
Repayments of Borrowings	(3,163)	(472)	(435)	(594)	(555)	(621)	(911)
Deposits Received (net)	(144)	(122)	(960)	(9)	(7)	(3)	(3)
Other Financing (net)	(4)	—	4	—	—	—	—
Net Cash Flows from Financing Activities	87	1,542	934	529	618	345	144

Net Increase/(Decrease) in Cash held	2,506	(1,972)	3,192	(3,650)	(1,099)	(81)	804

Derivation of the Cash Result
Net Cash Flows from Operating Activities	3,900	5,223	8,205	6,705	8,288	9,637	9,558
Net Cash Flows from Investments in Non-Financial Assets	(6,102)	(8,184)	(8,063)	(9,587)	(8,883)	(9,005)	(8,725)

Cash Surplus/(Deficit )	(2,202)	(2,961)	142	(2,882)	(595)	632	833

4 - 22	Budget Statement 2014-15

Table 4.6:	ABS GFS General Government Sector Cash Surplus/Deficit

	2012-13	2013-14		2014-15	2015-16	2016-17	2017-18
	Actual	Budget	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m
Cash Surplus/(Deficit )	(2,202)	(2,961)	142	(2,882)	(595)	632	833
Assets Acquired under Finance Leases	(709)	(144)	(122)	(113)	(113)	(108)	(110)
Other Financing Arrangements(a)	(38)	(69)	64	(21)	86	37	50

ABS GFS Surplus/(Deficit )	(2,949)	(3,174)	84	(3,016)	(621)	561	773

(a)	Comprises movements in payables and receivables of a capital nature

The ABS GFS cash result presented in the statement of cash flows includes capital expenditure procured by way of a finance lease or by other financing means.

In 2014-15, the ABS GFS cash result for the general government sector is expected to be a deficit of $3.0 billion. This reflects high level of capital expenditure totalling over $10 billion. In the forward estimates, however, the cash result will be in surplus from 2016-17 onwards.

4.8 Budget Sensitivities

The amounts presented for the 2014-15 Budget and the forward estimates are based on the best available information at the time including economic forecasts and other assumptions. In practice, these assumptions may not hold and any movements will affect the revenue and expenses from transactions in these years.

This section identifies some of the key assumptions adopted, the estimates used and the risks prevalent to government revenues and expenses. It is a measure to enhance the transparency and accountability of the Government as it highlights the possibility of forecast error and the resultant outcome should an economic parameter vary.

Table 4.7 summarises the key sensitivities of revenues and expenses and should be used as a ‘rule of thumb’ resultant impact from a change in a given variable.

Budget Statement 2014-15	4 - 23

Table 4.7:	Summary of revenue and expense sensitivities(a) (b)

Material Assumptions - Revenue

	2014-15
Revenue Source and Assumptions	Budget	2015-16	2016-17	2017-18	2014-15
($ millions unless otherwise specified)	Estimate	Forward Estimates			Sensitivities
	$m	$m	$m	$m
State Tax Revenues
Assumptions
Dwelling sales	48	51	55	59
New motor vehicle sales	8	8	9	9	+/- 1% movement in factor
Employment	86	90	95	101
Compensation of employees	84	89	94	99
Household consumption	16	17	20	19

Royalties
Factors affecting NSW Royalties (c)
Change in coal export volumes (Mt)	14	15	17	18	+ 1% movement in factor
Change in coal export prices ($US)	14	15	17	18
Change in Australian-US dollar exchange rate	(14)	(16)	(16)	(19)

Good and Services Tax Revenues (d)
Factors affecting NSW GST revenues
NSW population	115	121	127	133	+ 1% movement in factor
GST pool size	168	176	183	189
NSW relativity	—	176	183	189

(a)	A positive value (e.g. from increased dwelling sales) improves the budget result, whereas a negative value weakens the budget result.
(b)	This table assumes a 1 per cent change to the relevant factor in 2014-15 (unless specified otherwise). Amounts are in 2014-15 dollars. This table assumes a +1 percentage point change in each year.
(c)	Royalty sensitivities do not include changes to non-coal revenue or to the composition rates of coal production.
(d)	The GST pool is currently estimated at $57.0 billion in 2015-16. The NSW adjusted population share (population multiplied by relativity) is estimated to be 30.8%. Note that relativities for 2014-15 are already set, and so no sensitivity is calculated. Note a -1 per cent movement may not equal a +1 per cent movement.
(e)	Effect of a 1 percentage point increase in the indicated factor (discount rate, interest rate or rate of return). Note that this effect is not constant and falls progressively as interest rates rise.
(f)	Excluding the impact of actuarial adjustments to net financial liabilities.
(g)	A positive effect (e.g. improved investment returns) reduces NFL (improves the financial position), while a negative effect (e.g. higher public sector wages) increases NFL (weakens the financial position).

4 - 24	Budget Statement 2014-15

Table 4.7:	Summary of revenue and expense sensitivities (cont)

Material Assumptions - Expense

	2014-15
Expense Source and Assumptions	Budget	2015-16	2016-17	2017-18	2014-15
($ millions unless otherwise specified)	Estimate	Forward estimates			Sensitivities
	$m	$m	$m	$m

Expense Growth
Assumptions
Change in Public sector wages and salaries	(285)	(296)	(309)	(319)	+/- 1% movement in factor
Change in prices of goods and services	(147)	(153)	(155)	(162)

Interest Rates
Assumptions
Change in interest rates (e) (f)	(2)	(8)	(29)	(35)	+/- 1% change in interest rates

Government Services Demand Growth
Assumptions
Change in health expense funding	(18)	(18)	(18)	(18)	+/- 0. 1% movement in factor
Change in government school enrolments	(7)	(7)	(7)	(7)

Material Assumptions - Net Financial Liabilities

	2014-15
Net Financial Liabilities Source and Assumptions	Budget	2015-16	2016-17	2017-18	2014-15
($ millions unless otherwise specified) (g)	Estimate	Forward estimates			Sensitivities
	$m	$m	$m	$m

Superannuation Liabilities
Assumptions
Change in Public sector wages and salaries	(160)	(330)	(490)	(650)
Change in Sydney CPI	(390)	(750)	(1,100)	(1,500)	+/- 1% movement in factor
Change in investment return (e)	270	570	900	1,300
Change in discount rate (e)	6,300	—	—	—

Budget Statement 2014-15	4 - 25

Chapter 5:	General Government Expenditure

•

The Government’s fiscal strategy requires that annual expense growth remains below long-term average revenue growth. Ongoing expense constraint creates capacity for the Government to fund important infrastructure projects, continue to expand and deliver frontline services, particularly in health and education and invest in critical initiatives to protect the vulnerable.

•	The 2014-15 Budget further demonstrates that the Government’s focus on controlling expenses is yielding benefits for the people of New South Wales.

•	For the fourth year running, expenses are forecast to be within the original budget estimates. Expenses for 2013-14 are estimated to be $64.4 billion, an increase of 4.9 per cent from 2012-13.

•	Expenses for 2014-15 are estimated to be $67.4 billion, an increase of 4.6 per cent from 2013-14, moderating to growth of 2.8 per cent in 2015-16.

•	Previous measures taken by the Government to moderate growth in employee expenses has allowed for increased investment in frontline staff.

•	Changes in federal financial relations announced in the 2014-15 Commonwealth Budget will result in long term cost shifting to the States, exacerbating vertical fiscal imbalance.

•

The Government has allocated around $2.3 billion in new policy spending since the Half-Yearly Review over the 2014-15 to 2016-17 period. Significant spending initiatives are in the areas of health, transport and child protection.

Budget Statement 2014-15	5 - 1

5.1 Introduction

This Budget maintains the Government’s commitment to sound financial management and expenditure restraint while delivering important initiatives in key priority areas of education, health, infrastructure and supporting the vulnerable — with a focus on high quality service delivery.

This Budget delivers:

•	increases in funding to improve frontline services particularly for health and education

•	significant investment into critical new infrastructure such as the WestConnex motorway, upgrading the Pacific Highway and other key road and transport projects

•	ongoing commitment to programs that protect and support those most in need in NSW, in areas such as disability services, child protection and out of home care.

5.2 Overview of Expenditure in 2013-14

Total expenses in 2013-14 are estimated at $64.4 billion, $14 million less than the forecast in the 2013-14 Budget.

With expenses growth of 4.9 per cent in 2013-14 and capital expenditure growth of 17.9 per cent, the Government focussed on funding services in health, education, transport, social security and welfare, which supported:

•	higher levels of patient activity and improvement in hospital access, quality of care and infrastructure

•

increased quality of education and learning outcomes for students, through the implementation of the National Education Reform Agreement (NERA) and increased funding for early childhood education and care

•	improved customer experience with transport services, continuing capital expenditure Pacific Highway upgrades and the commencement of WestConnex

•	preventing and reducing the level of crime, protecting vulnerable members of the community and breaking the cycle of disadvantage

•	investing in key programs such as the Housing Acceleration Fund that unlock housing delivery and provide valuable economic stimulus.

5 - 2	Budget Statement 2014-15

Chart 5.1 shows that the Government has delivered expenses within the original budget estimates for the fourth consecutive year, with an average of $765 million under budget each year since 2010-11, equating to $3.1 billion over the past four years. The Government has continued to control expenses growth through efficient management of government services while still meeting service delivery goals.

Chart 5.1:	Total Expenses: Budget less Actual 1995-96 to 2013-14

5.3 Expense Reconciliation

Table 5.1 provides a reconciliation of Budget expense aggregates between the 2013-14 Budget and Half-Yearly Review, and between the Half-Yearly Review and the 2014-15 Budget. The table shows the contribution to aggregate expense changes from policy decisions, parameter and other budget variations. Changes in policy arise from government decisions, with the parameter driven variations taking into account the impact of changes in economic or other service-driven parameters such as population growth.

Budget Statement 2014-15	5 - 3

The Government has allocated around $2.3 billion in new funding from 2014-15 to 2016-17 since the Half-Yearly Review. The main new policy initiatives include:

•	Keep Them Safe, to continue investment towards supporting the safety and welfare of children and young people. This includes continued funding of approximately $684 million over the forward estimates

•

additional expenditure of $528 million over the forward estimates to protect the vulnerable through child protection legislative reforms, providing more case work support positions, and designing and replacing frontline technology support systems to free caseworkers of paperwork, allowing them to focus on service delivery

•	managing growth in health service delivery through the allocation of an additional $500 million over the forward estimates

•

responding to community concern by allocating $47 million in recurrent expenditure in 2014-15 to support a range of crime reduction initiatives in response to community concern about drug and alcohol fuelled violence in public streets.

Since the Half-Yearly Review, expenses have increased over the period 2014-15 to 2016-17, from changes in economic and other parameter affecting the cost and timing of service delivery. These include:

•	impacts of changes to the bond rate for superannuation, totalling $464 million

•	re-profiling of capital grants of $242 million due to changes in demand for transport services

•	depreciation adjustments of $833 million

•

recognition of $134 million in transport operating costs not included in the costs of some projects when originally approved by government, including the South West Rail Link and the Inner West Light Rail extension.

5 - 4	Budget Statement 2014-15

Table 5.1:	Expense Reconciliation

	2013-14	2014-15	2015-16	2016-17
	$m	$m	$m	$m
Expenses - 2013-14 Budget	64,462	66,295	68,459	70,466
Policy Decisions (a)
- New policy measures	81	89	55	46
Parameter and Other Budget Variations
- Superannuation	203	134	159	200
- Interest	(28)	(75)	(58)	(54)
- Depreciation	52	54	56	60
- Economic parameters and technical adjustments	396	136	166	(65)
Release of specific provisions	—	—	—	—
Other	—	—	—	—
Total Parameter and Other Budget Variations	622	250	322	142

Expenses - 2013-14 Half Yearly Review	65,165	66,633	68,836	70,654

Policy Decisions (a)
- New policy measures (see Appendix E)	179	934	693	697
Parameter and Other Budget Variations
- Superannuation	176	184	145	135
- Interest	9	(163)	(286)	(302)
- Depreciation	118	195	285	353
- Economic parameters and technical adjustments	(250)	779	392	137
Release of specific provisions
- Supporting the vulnerable	—	(230)	(229)	(225)
- Enhancing Transport Services	—	(65)	(68)	(70)
Other	(948)	(870)	(503)	196
Total Parameter and Other Budget Variations	(895)	(170)	(264)	224

Expenses - 2014-15 Budget	64,449	67,396	69,265	71,575

(a)	New policy measures listed above and in Appendix E are not escalated. Escalation is included in Parameter and Other Budget Variations.
(b)	A positive number increase expenses, while a negative number reduces expenses.

A detailed listing of new recurrent policy decisions taken between the Half-Yearly Review and the 2014-15 Budget is included in Appendix E.

Budget Statement 2014-15	5 - 5

5.4 Expenses Outlook

General Government Sector Expenses

Table 5.2 shows the outlook of general government expenses by major operating statement categories. Over the forward estimates:

•	expense growth is expected to fall from 4.6 per cent in 2014-15 to 2.9 per cent in 2017-18

•

employee-related expenses (including super) are expected to increase by 3.7 per cent in 2014-15 and a four year average of 3.6 per cent over the budget and forward estimates, due to investment in more frontline staff such as nurses, teachers and police officers

•	despite an increase in frontline employees, the Government’s commitment to a wages policy and labour expense cap has moderated employee expense growth over the last four years

•

structural changes implemented in the Government Sector Employment Act 2013 commenced on 24 February 2014. These changes were focused on enhancing service delivery and improving the efficiency of the public sector. This has resulted in approximately 5,100 employees who were previously employed in the Public Trading Enterprise (PTE) sector being now included in the general government sector (see Box 5.4). Excluding this change, employee expense growth is only 2.9 per cent for 2014-15

•	increases in depreciation expenses over the forward estimates reflect ongoing valuation adjustments as well as the Government’s significant investment in infrastructure

•

grants to the transport PTEs increase over the forward estimates for infrastructure activity to deliver critical projects such as North West Rail Link, Station Refresh Program and the CBD and South East Light Rail.

Table 5.2:	General government sector expenses

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m
Employee-Related	29,922	31,378	32,536	33,737	35,125	36,166
Other Operating	14,245	14,237	14,620	15,261	15,444	16,106
Depreciation and Amortisation	3,667	3,974	4,242	4,443	4,603	4,781
Current Grants and Subsidies	9,071	9,563	10,426	10,466	10,780	10,642
Capital Grants	2,336	3,041	3,274	3,019	3,233	3,483
Interest	2,220	2,256	2,298	2,338	2,389	2,466
Total Expenses	61,462	64,449	67,396	69,265	71,575	73,644

Annual Growth (%)	3.8	4.9	4.6	2.8	3.3	2.9

Annual growth in total expenses remains consistent with the trajectory presented in the 2013-14 Budget, with modest growth over the forward estimates. Annual growth projected for 2014-15 of 4.6 per cent is an increase from 2.8 per cent forecast in last year’s budget, largely driven by the Government’s new policy initiatives in health, child protection and transport.

5 - 6	Budget Statement 2014-15

Chart 5.2:	Annual expense growth rates, 2003-04 to 2017-18

While the Government continues to invest in critical services and infrastructure, it has maintained control of the budget. The success of the Government’s commitment to containing expense growth is demonstrated in Chart 5.2 with the slowing expense growth from 10 per cent in 2009-10 to 4.9 per cent in 2013-14. Expense growth is estimated at 4.6 per cent in 2014-15, as the Government undertakes some new initiatives, before moderating over the forward estimates. Expense growth has averaged 3.5 per cent since 2010-11.

Whilst total expenses growth picks up in 2013-14 and 2014-15, Chart 5.3 shows the ratio of total expenses to GSP is expected to fall from 13.5 per cent in 2009-10 to 12.2 per cent in 2017-18, the lowest level since 2004-05. This decline reflects the Government’s budget discipline, as well as an expected pick up in nominal GSP growth over the forward estimates.

Budget Statement 2014-15	5 - 7

Chart 5.3:	Total expenses as a percentage of GSP, 2009-10 to 2017-18(a)

(a)	Based on Nominal GSP at current prices

In the past three years the Government has strengthened budget management through the implementation of efficiency measures and innovative models for delivery of government services. Examples of the latter include WestConnex and the proposed Transport Asset Holding Entity, which involve the creation of standalone entities operating on a commercial basis to support streamlined service delivery.

The Government is also investing in improving the quality and timeliness of financial reporting within government. The 2012-13 Report on State Finances received an unqualified audit for the first time in over a decade. The Government has committed additional funding in this year’s budget to the roll out of a modern and robust financial reporting and budgeting system, as illustrated in Box 5.1 below.

5 - 8	Budget Statement 2014-15

Box 5.1:	Financial Management Transformation

•

The Financial Management Transformation (FMT) Program is a multi-year program that will establish a new, modern financial management framework for the NSW public sector and a supporting ICT system for Treasury.

•

The Program comprises several policy reforms to improve performance, accountability and transparency across the public sector. A significant reform is the development and implementation of output-based management information to provide government with greater transparency and understanding of agency expenditure; better understanding of how resources link to government priorities; and meaningful management information to inform resource allocation decisions.

•	Other significant policy reforms under the FMT Program include:

•	a modernisation of current financial legislation

•	a renewal of the capital and total asset management framework

•	an enhanced budget policy including better budget controls.

•

These policy reforms will be supported by a new ICT system to better enable Treasury’s service delivery role to Government, including preparation and analysis of state sector budget outcomes and a focus on improving financial management capability across the sector to ensure reforms are sustainable.

•	The Government has committed funding for FMT in this Budget to deliver these reforms.

Another initiative signalled in the Half-Yearly Review is the proposed Transport Asset Holding Entity. By restructuring the current management of transport capital infrastructure, there will be a more efficient use of transport assets. There will also be an expected budget improvement due to a more commercial approach, and a structural change in funding arrangements as described in Box 5.2.

Budget Statement 2014-15	5 - 9

Box 5.2:	Proposed Transport Asset Holding Entity

As outlined in the 2013-14 Half-Yearly Review, the process of reforming the delivery of transport services is continuing with the Government approving in-principle the reorganisation of Rail Corporation (RailCorp). Presently, government funding for new rail infrastructure is provided by a recurrent budget grant to RailCorp. Once RailCorp is transformed, additional funding will be provided by an equity injection. Converting RailCorp into a new stand-alone business to manage and construct the public transport capital infrastructure will:

•	ensure that rail infrastructure is delivered more efficiently

•	streamline the delivery of new critical infrastructure projects

•

better integrate the transport system to increase efficiency and reliability by considering anticipated future changes in land use and travel demand, ensuring adequate access to new growth areas and maintaining access across regional NSW.

A commercial entity also makes the cost of providing infrastructure assets transparent – including through the terms of access or user agreements and allows the viability of future investments to be reviewed from both a financial and economic perspective.

This treatment and structure will be in line with the long standing framework applied by the Queensland Government to account for its relationship with its commercial operator Queensland Rail Limited.

5.5 Efficient expense management

Moderating expense growth will be achieved across the four years of this Budget through the ongoing impact of savings measures, estimated at $23.6 billion (over the seven years from 2011-12) and improving financial management and expense control. The savings measures are outlined in Table 5.3 and are continuing to be delivered in accordance with the original estimates.

Table 5.3:	Savings Measures

	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	Seven-year
	Actual	Actual	Revised	Budget	Forward Estimates			Total
	$m	$m	$m	$m	$m	$m	$m	$m
2011-12 commitments
Efficiency Dividends	424	1,059	1,817	2,301	2,349	2,451	2,480	12,882
Procurement Reform	72	199	301	372	372	372	372	2,061
Program Savings	—	154	276	283	288	286	286	1,573
Other (a)	186	232	252	266	266	266	266	1,734
Sub-total	682	1,644	2,646	3,222	3,275	3,376	3,405	18,250
2012-13 Commitments								—
Labour Expense Cap (b)	—	269	511	732	876	876	876	4,140
2013-14 Commitments								—
Efficiency Dividends	—	—	—	—	242	484	484	1,210
Total Savings Measures	682	1,913	3,157	3,954	4,393	4,736	4,765	23,600

(a)	Other includes wage offsets and agency specific savings targets
(b)	Labour Expense Cap includes savings from reductions in annual leave balances

5 - 10	Budget Statement 2014-15

In addition to savings measures, the 2011 reforms to wages policy help to achieve a lower aggregate expense profile (see also Box 5.3). Employee expense growth (excluding super) has moderated from more than 6 per cent per annum in the early 2000s, to a four year average of 4.0 per cent by 2017-18. This policy has delivered tighter controls on wages, while increasing frontline services.

Expense growth is expected to be 4.6 per cent in 2014-15. Without the impact of savings measures implemented from 2011, the growth rate for 2014-15 would be 5.6 per cent. These savings create capacity for the Government to respond to infrastructure and service delivery priorities while meeting fiscal responsibility targets, at a time when revenues are growing below long-run averages.

Box 5.3:	Fair and affordable wages for the public sector

Between 1997 and 2011, real average wages in the NSW public sector increased by 21.9 per cent. In June 2011 the NSW Public Sector Wages Policy 2011 (the Wages Policy) was introduced to maintain the real value of wages growth over the medium term in line with the mid-point of the Reserve Bank of Australia’s target band for inflation.

The Wages Policy continues to provide annual remuneration increases of 2.5 per cent while allowing for higher increases where employee-related savings have been achieved. Reforms ensure that additional increases are only paid where savings have been realised.

Recently the NSW Court of Appeal affirmed the Government’s position that the wages cap of 2.5 per cent is inclusive of increases in superannuation guarantee charges.

The Government is implementing a program of rolling reviews of government expenditure across the sector in order to help improve efficient delivery of government services. Treasury has also recently established the Centre for Program Evaluation. This centre will work with agencies to develop their capacity for rigorous program evaluation as well as itself undertaking evaluation of priority NSW Government programs to assess their levels of efficiency, effectiveness and appropriateness. These reviews and evaluations will enable the Government to deliver better value for money and greater public benefits from services.

Budget Statement 2014-15	5 - 11

5.6 Expense Trends

Chart 5.4 shows the composition of expenses by Operating Statement category.

Employee-related expenses account for almost half of total expenses (48.3 per cent). This is followed by Other Operating (21.7 per cent); Current Grants and Subsidies (15.5 per cent); Depreciation and Amortisation (6.3 per cent); Capital Grants (4.9 per cent); and Interest Expenses (3.4 per cent).

Chart 5.4:	Composition of expenses 2014-15

Employee-related Expenses

Employee expenses are comprised largely of wages and salaries and superannuation expenses. Given employee expenses is the largest category of expenditure, managing growth in employee costs while meeting standards of service delivery is a critical element of the Government’s fiscal strategy.

Table 5.4:	Total 4 year average growth in employee expenses (ex Superannuation)

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Revised	Budget	Forward Estimates
Employee expenses (ex. super) ($m)	26,195	27,299	28,351	29,566	30,918	31,919
Annual Growth (%)	3.0	4.2	3.9	4.3	4.6	3.2
4-year average growth (%)	4.4	4.3	4.0	3.8	4.2	4.0

Table 5.4 shows that non-superannuation employee expenses increase over the forward estimates. This reflects increased investment in frontline services, including child protection services, and the hiring of specialist staff for the delivery of transport infrastructure projects.

5 - 12	Budget Statement 2014-15

The number of full time equivalent general government sector employees in frontline positions increased by 3.2 per cent (8,141) between June 2012 and June 2013. Growth in frontline staff includes an extra 246 school teachers between June 2012 and June 2013, 1,400 doctors and 4,100 (2,800 full-time equivalent) more nurses and midwives since March 2011. There is also an additional 550 police officers since 2011, on target to meet the Government’s commitment to an authorised strength of 16,665 by August 2015.

Departments’ workforce profiles will continue to change as they undertake organisational review and renewal, as the public service works to become the best in the nation. Additionally, over 150 new project delivery personnel have been appointed since June 2012 to manage and deliver large transport infrastructure projects such as WestConnex and the North West Rail Link.

Offsetting these increases, the number of non-frontline staff decreased significantly by 25.9 per cent (-9,573) between June 2012 and June 2013 through efficiency gains in Health, Education, Transport and Central Agencies. This decrease has enabled the Government to increase frontline staff spending without affecting the delivery of services or causing a significant escalation of employee expenses.

The Labour Expense Cap was introduced in the 2012-13 Budget to limit the growth of employee and contractor expenses, with the aim of avoiding additional labour expenses of $3.4 billion over the forward estimates. The cap does not apply to teachers in schools, nurses in hospitals and sworn police officers.

The Government is now implementing structural reforms made possible by the revised Managing Excess Employees Policy. Under the arrangements, the Government has achieved the redundancy target announced in the 2011-12 Budget (5,000 by the end of 2014-15) with 6,789 redundancies having been implemented, as at 31 December 2013. These redundancies enable resources to be better focused on the delivery of frontline services.

The Government continues to introduce reforms in the structure and management of the general government sector. Recent reforms include changes to the executive structure of the public service and to employment arrangements and management practices. These structures seek to reduce management layers, bringing decision-making closer to service delivery; and provide for the flexible assignment of executives to roles, with an emphasis on capabilities, performance, development and mobility. It is expected that these reforms will contribute to further efficiencies across the forward estimates.

Budget Statement 2014-15	5 - 13

Box 5.4:	Transforming the public sector

The Government Sector Employment Act 2013 commenced on 24 February 2014, modernising the framework for government sector employment in New South Wales and reflecting the commitment of the Government to improve the public sector.

As a result of these changes, more than 5,000 employees formerly in the Transport cluster within the Public Trading Enterprise sector are now paid largely by Transport for NSW under the general government sector. General government agencies charge Public Trading Enterprises for the amount of salaries and wages. This has resulted in a $339 million increase in both revenues and expenses in 2013-14, and an average of $623 million each year from 2014-15 to 2017-18, now recognised in the general government sector.

Employee expenses including this gross-up amount are expected to be $27.3 billion (excluding superannuation) in 2013-14, a 4.2 per cent growth from 2012-13. By removing the impact of the gross up, employee expenses fall to $27.0 billion in 2013-14, with the growth rate falling to 2.9 per cent.

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Revised	Budget	Forward Estimates
Employee expenses (ex. super) ($m)	26,195	27,299	28,351	29,566	30,918	31,919
Employee expenses (ex. super and GSE Act changes) ($m)	26,195	26,960	27,738	28,950	30,296	31,277
Annual Growth (%)		2.9	2.9	4.4	4.6	3.2

Other Operating Expenses

Other operating expenses are the non-labour costs of providing goods and services and include expenses such as repairs and maintenance, medications and other supplies in hospitals, books in schools, fuel for police motor vehicles, consultancies, contractors, electricity and communications.

Other operating expenses are expected to grow by 2.7 per cent in 2014-15, a fall from growth of 7.8 per cent in 2010-11. Contributing to this slowdown has been more moderate growth in contracting and consulting, transport, electricity and fuel usage, and telephone and other communications, and the results of efficiency measures in previous years now taking effect. A change in the expected timing of recurrent other expenses for Commonwealth funded projects and capital program delivery in 2013-14 and across the forward estimates has also contributed to the decline.

Repair and maintenance expenses are expected to moderately increase as the Government continues to deliver on its commitment to resolve maintenance backlogs that built up prior to 2011. Sector wide management initiatives (such as the increased use of centralised procurement, common systems and shared facilities) are contributing to the containment of other operating expense growth.

5 - 14	Budget Statement 2014-15

Current and Capital Grants

Current grants include grants and subsidies for non-government schools, community organisations and local governments, as well as operating subsidies for transport. Many of the larger grant expenses reflect the expenditure of Commonwealth Specific Purpose Payments. Current grants and subsidies are approximately 15.5 per cent of total expenses in 2014-15.

Current grants are expected to grow by 9 per cent in 2014-15 with continual modest growth on average over the forward estimates. The largest drivers are grants for transportation services, disability services, education and the environment. The growth in 2014-15 is driven by increases in grants for disability services, out of home care, social welfare grants, as well as grants to not for profit organisations. Grants for disability services and out of home care are expected to grow over the forward estimates.

Capital grants are transfers to Public Trading Enterprises and other non-government entities for capital purposes. They include both cash and non-cash grants (such as the donation of land and infrastructure assets). Capital grants expenses vary from year-to-year depending on the level of infrastructure activity.

Capital grant expense is expected to grow by an average 3.5 per cent per annum over the four years to 2017-18, as major transport infrastructure is built. The changes since the 2013-14 Budget in capital grants over the forward estimates as a result of re-profiling projects, do not impact overall project delivery. The government continues to invest in transport infrastructure with road and rail projects totalling $20 billion.

Depreciation and Amortisation

Depreciation and amortisation (D&A) expense is an estimate of the consumption of government assets through normal usage, wear and tear and obsolescence. D&A expense is expected to grow by 6.7 per cent in 2014-15. Growth in this expense category primarily reflects asset revaluations particularly in Roads and Maritime Services and Education and Communities. It also reflects the size of the State’s capital program and ongoing investment into new infrastructure.

The share of D&A in total expenses increased from 5.0 per cent in 2010-11 to 6.3 per cent in 2014-15, and is expected to remain near that proportion over the forward estimates.

Interest

Interest expenses refer to interest paid on borrowings to acquire capital assets and infrastructure. Over the four years to 2013-14 interest expense increased by an average 7.7 per cent per annum. It is expected that the growth in interest expenses will decrease to a four year average of 2.3 per cent per annum by 2017-18.

This reflects movements in the level of debt and interest rates modulated by TCorp’s portfolio structure and management. As a share of total expenses, interest expenses are expected to average approximately 3.4 per cent over the forward estimates.

Budget Statement 2014-15	5 - 15

5.7 Expenses by policy area

The Government is committed to investing in and improving services. As shown in Chart 5.5, the five largest areas of expense in 2014-15 will be Health (27.6 per cent of total expense), Education (21.0 per cent), Transport and Communication (13.5 per cent), Public Order and Safety (9.9 per cent) and Social Welfare (8.3 per cent). These five functions account for approximately 80 per cent of total expenses.

Chart 5.5:	Composition of Total Expenses 2014-15: by policy area(a)

(a)	The composition of total expenses is classified by Government Finance Statistics (GFS) General Purpose Code (GPC)

Over the last four years the largest allocation of expenses has been for Health, followed by Education and Transport and Communication. Chart 5.6 demonstrates the increasing funding in key service delivery areas.

5 - 16	Budget Statement 2014-15

Chart 5.6:	Expenses in major policy areas, 2010-11 to 2014-15

Health

The Health cluster comprises the Ministry of Health, NSW Health reporting entities (including 15 Local Health Districts, two Speciality Health Networks, the Ambulance Service of New South Wales and six Pillars), the Health Care Complaints Commission and the Mental Health Commission. The Health cluster works to improve the health of the public by managing and regulating the public health care system. The health goals in NSW 2021 are to keep people healthy and out of hospital, and to provide world class clinical services with timely access and effective infrastructure.

Budget expenses for the Ministry of Health in 2014-15 are $18.6 billion or 27.6 per cent of total General Government sector expenses. This is an increase of $845 million over 2013-14 ($929 million on a like-for-like basis, adjusted for changes in the payment arrangements for patients who receive public hospital services in other jurisdictions).

In 2014-15, an extra $300 million is being invested to meet increased patient demand for hospital and emergency department services. The 2014-15 Budget provides for an extra 40,000 patient admissions for acute care in hospitals and an 80,000 increase in emergency department attendances.

Almost $1.3 billion will be spent through Health’s capital program in 2014-15 on new facilities, upgrades and redevelopments to improve patient services across the state. This includes redevelopments at St George, Westmead, Gosford, and Sutherland Hospitals.

Budget Statement 2014-15	5 - 17

Health’s capital program includes an annual increase of $50 million in Locally Funded Initiatives undertaken by Local Health Districts (LHDs). The Budget establishes new arrangements to give LHDs greater flexibility in the use of locally raised funds, supporting the Government’s commitment to greater local decision making. Each year, LHDs will be invited to put forward uncapped plans for capital works using locally raised funds, to be incorporated into the Budget for the following year.

This new arrangement is expected to allow for increased investment in local health assets by $200 million over the next four years. New streamlined processes are also being established to assist LHDs adjust their Local Initiative plans in-year if additional funds are raised above forecasts. This will ensure that local communities benefit from local fundraising efforts. These reforms will deliver locally-driven investment in health assets (including existing commitments) projected to total a record $880 million over the next four years.

Health services in rural and remote areas of New South Wales are being improved. The Government is investing in services and facilities to improve patient access to health services and retention of a skilled workforce. The Government is investing $48 million to improve eHealth in rural NSW health services, including ensuring all sites have sufficient network capacity to access electronic patient data.

Commonwealth funding for National Partnership Agreements on Improving Public Hospital Services and Longer Stay Older Patients is to cease on 30 June 2014. An amount of $220 million will be spent to retain patient services previously funded by the Commonwealth under these National Partnerships.

5 - 18	Budget Statement 2014-15

Box 5.5:	Delivering critical health services

•	Building hospitals for now and the future:

•	$4.8 billion invested since 2011-12 on new facilities, upgrades and redevelopments to public hospital infrastructure and health facilities across New South Wales.

•	Focusing on patient centred care:

•	provided 169,500 more hospital admissions to meet increased demand since March 2011

•	performed 17,350 more elective surgery procedures between March 2011 and April 2014 while decreasing waiting times for elective surgery

•	decreased waiting times for all categories of elective surgery including achieving 99 per cent on time performance for urgent elective surgery up from 93 per cent in 2010

•	achieved faster treatment times for emergency department patients with 70.8 per cent completing their treatment within four hours, up from 59 per cent in March 2011.

•	Investing in the Health workforce:

•	employed an extra 1,400 doctors and 4,100 (2,800 full-time equivalent) more nurses and midwives since March 2011

•	achieved the Government’s commitment to employ 275 more Clinical Nurse/Midwife Educators and Clinical Nurse/Midwife Specialists including 115 in 2014-15.

•	Developing new models of care:

•	$120 million over four years to deliver the Integrated Care in NSW Strategy to improve the way care is delivered to patients – from care in the community to acute care in hospitals

•	$35 million over four years to deliver the NSW Palliative Care Plan to provide better support in the community to people receiving end of life care

•	$26 million over four years to implement the Pain Management Plan and expand the number of pain clinics in NSW, particularly in rural areas.

•	Investing in Medical Research:

•	$71 million provided to 17 medical research institutes across NSW since 2012 under the Medical Research Support Program to undertake world class research activities and capacity building in NSW

•	$10.3 million awarded to the development of five new medical technologies under the NSW Medical Devices Fund. A further $7.7 million is available in 2014-15.

Budget Statement 2014-15	5 - 19

Education

Education and Training services include early childhood education and care, schools, vocational and workforce training, technical and further education (TAFE) and student support, including school student transport. The education and training goals in NSW 2021 are to improve education and learning outcomes for all students and strengthen the NSW skill base.

Budget expenses in the Education and Training sector in 2014-15 are $14.2 billion or 21.0 per cent of total expenses, to deliver services to around 1.7 million students through government schools, TAFE NSW and funding to non-government schools and training providers. Over the four years to 2014-15, expenses grew mainly due to wage rate increases, National Partnership programs and the commencement of the National Education Reform Agreement from 1 January 2014. This was partly offset by a range of efficiency measures including streamlining corporate services and procurement reform.

Last year NSW and the Commonwealth Government signed the National Education Reform Agreement (NERA). The NERA funding is supporting comprehensive NSW reforms in the five key areas of: quality teaching, quality learning, empowered school leadership, meeting student needs and transparency and accountability. This agreement gave an estimated $3.3 billion from the Commonwealth over six years to 2019. The Commonwealth has now indicated that it does not intend to honour NERA which would lead to a reduction of $1.3 billion over 2 years. The NSW Government continues to believe that NERA is vital, and for this reason its own commitments remain intact. The Government will negotiate with the Commonwealth Government to ensure that this important program remains.

The Smart and Skilled reform of the NSW Vocational Education and Training system will enhance the skills of our workforce to meet future demand for jobs. Smart and Skilled will be implemented with an entitlement to government subsidised training commencing from 1 January 2015. The 2014-15 Budget comprises $2.3 billion of expenditure on vocational education and training, which includes purchasing training through TAFE NSW Institutes and other registered training providers.

Overall spending in 2014-15 comprises $10.7 billion for government-run primary and secondary schools and $1.0 billion for non-government schools. The infrastructure program for the next four years at schools and TAFE colleges is a total of $1.9 billion over four years to meet school infrastructure requirements.

5 - 20	Budget Statement 2014-15

Transport and Communication

The Transport goals in NSW 2021 are focused on improving transport outcomes for the NSW community including: reducing travel times, growing patronage on public transport by making it a more attractive choice, improving customer experience, and improving road safety.

Budget expenses in the transport sector for 2014-15 are estimated at $9.1 billion, an increase of 3.3 per cent on 2013-14 estimated expenses. The main focus for 2014-15 is funding for improving rail services and road infrastructure and improving service levels.

Key transport initiatives in the 2014-15 Budget include the opening of the new South West Rail Link and the finalisation of the rollout of the Opal electronic ticketing system. Improving access to the public transport network through station upgrades, car parking and interchanges as well as easing congestion through initiatives to reduce road ‘pinch points’ and improving Bus Priority Infrastructure are also key initiatives. There will also be a continuation of efficiency initiatives to deliver an integrated transport network servicing metropolitan and regional customers.

The NSW Long Term Transport Master Plan, released in December 2012, provides the strategic direction for transport policy and investment over the next 20 years, taking into account challenges such as population growth, job creation and land use needs. The Plan is supported by the Metropolitan Strategy for Sydney and the State Infrastructure Plan.

Key capital expenditure initiatives for transport in the 2014-15 Budget include $863 million for continuation of works for the North West Rail Link, $283 million for the upgrade of the Northern Sydney Rail Freight Corridor, and $265 million for works on the CBD and South East Light Rail. Spending on roads includes $1.2 billion to upgrade the Pacific Highway, $185 million for the Princes Highway, and $276 million for WestConnex enabling works in both the Port Botany and Sydney Airport precinct and at the western end of the motorway at Parramatta. Funding of approximately $209 million will be allocated to support population and economic growth in Western Sydney, and $109 million to commence road upgrades to support the Badgerys Creek Airport.

Public Order and Safety

Public order and safety includes services provided by the NSW Police Force, the Department of Police and Justice (DPJ), related justice agencies and the emergency services agencies.

The Police and Justice goals in NSW 2021 are to prevent and reduce the level of crime, prevent and reduce the level of re-offending, improve community confidence in the justice system, ensure disaster preparedness, and promote community self-support. Progress against most of these goals is demonstrated by declining or stabilising crime levels.

Budget Statement 2014-15	5 - 21

Over the four years to 2014-15, public order and safety expenses will have grown by 1.6 per cent per annum to $6.7 billion. The NSW Police Force has been the major driver of this growth, reflecting increases in police numbers and legacy expenditures associated with the pre-2012 Police Death and Disability Scheme. Higher natural disaster response expenses incurred by emergency services agencies and increased allocations to the Rural Fire Service and NSW State Emergency Service have also contributed to this growth.

In the 2014-15 Budget, the NSW Police Force expenses (within this policy classification) are expected to be $3.1 billion. Department of Police and Justice (excluding grant funding to agencies) expenses will total $2.5 billion. The combined expenses of the Ministry for Police and Emergency Services, Fire and Rescue NSW, Office of the NSW Rural Fire Service (RFS) and Office of the NSW State Emergency Service are budgeted at $1.2 billion in 2014-15.

Key public order and safety initiatives in the 2014-15 Budget include $87 million in 2014-15 for crime reduction initiatives, $78 million over four years for the RFS to provide grants to Councils for facility enhancements and to strengthen its capacity to respond to future bushfires, $19 million over four years to support NSW Police Force’s Aviation Support Branch, $24 million to address Correctives NSW capacity and $10 million in recurrent grant support to the Legal Aid Commission.

Capital expenditure programs for public order and safety in the 2014-15 Budget include $40 million over four years to further roll-out audio-visual link technology to enable court hearings to be undertaken with witnesses in locations across the state, and $42 million to replace or remediate inefficient information and communication technology systems and further support the delivery of frontline services. Other initiatives include $31 million to replace the Bidura Children’s Court in Glebe.

5 - 22	Budget Statement 2014-15

Box 5.6:	Preventing domestic violence

The NSW Government’s It Stops Here is a broad and comprehensive response to domestic and family violence. Its aims are to prevent violence and respond effectively when violence does occur. A key element is a new approach to victim safety that seeks to provide victims and their children with an effective response, and includes the following:

•	a safety assessment tool to better identify risk

•	a central referral point to manage and track referrals and services provided to victims and their children

•	local coordination points to provide case coordination for domestic and family violence victims

•	Safety Action Meetings, chaired by senior police officers, established in defined local areas as a multi-agency response to victims at serious threat

•

the roll-out of new referral pathways in a staged approach over five years beginning with implementation at two launch sites. Further priorities under the framework include implementing a skills strategy to build the capacity of workers to support victims of domestic and family violence, and establishing the men’s telephone counselling and referral service to support male behaviour change and prevent violence.

Social Security and Welfare

The Social Security and Welfare policy area includes services provided primarily by the Department of Family and Community Services and the Home Care Service of NSW, as well as seniors, pensioner and other concessions for public transport through Transport for NSW and energy rebates through the Department of Trade and Investment, Regional Infrastructure and Services.

The social security and welfare goals in NSW 2021 are to better protect the most vulnerable members of our community and break the cycle of disadvantage, increase opportunities for people with a disability by providing supports that meet their individual needs and realise their potential, and increase opportunities for seniors in New South Wales to fully participate in community life.

Total expenses in 2014-15 for the Social Security and Welfare policy area are estimated at $5.6 billion. The Government will fund an additional over $500 million four years for protection of children and young people and support for their families. Safe Home for Life is a reform to improve the effectiveness of the child protection system to better protect and support the most vulnerable children, young people and their families. It includes changes to child protection legislation, policy and practice. It is supported by new investment as well as the continuation of Keep Them Safe reforms.

Budget Statement 2014-15	5 - 23

Disability and ageing support initiatives include $587 million ($482 million recurrent expenditure and $105 million in capital expenditure) to deliver Ready Together, the reshaped Stronger Together 2 commitment, to give more people greater choice and flexibility about how they live their lives, and the support to make decisions and plan for their future. Ready Together places people with disability, providers, and the disability service system across New South Wales in the best position to transition seamlessly to the National Disability Insurance Scheme (NDIS).

Box 5.7:	Supporting the vulnerable

This Budget continues funding (both recurrent and capital) to improve the safety and welfare of vulnerable individuals, families and communities.

Key initiatives include:

•	$684 million over four years to continue the Keep Them Safe program to protect children from harm, and reduce the need for statutory intervention and out-of-home care

•	$500 million over four years for Safe Home for Life, a reform to better protect and support the most vulnerable children, young people and their families

•	$587 million in 2014-15 to deliver Ready Together, the reshaped Stronger Together 2 commitment for disability services

•	$87 million in 2014-15 to support a range of crime reduction initiatives in response to community concern about drug and alcohol fuelled violence in public streets

•	$107 million in 2014-15 to maintain pensioner and seniors card concessions, following the Commonwealth’s decision to withdraw its funding from 1 July 2014

•	Continued support of Social Benefit Bonds to direct private sector funds to social programs that improve outcomes for vulnerable families.

Housing and Community Amenities

Total expenses in 2014-15 for Housing and Community Amenities are $2.8 billion, including $144 million to be spent for specialist homelessness services delivered by non-government organisations. This follows the Going Home Staying Home reform aimed at making services easier to access for clients, and delivering a better balance between early intervention, crisis and post-crisis support. Spending of $166 million will be allocated for tenancy management to improve social, economic and physical outcomes for social housing clients and $170 million for Aboriginal housing.

5 - 24	Budget Statement 2014-15

Chapter 6:	General Government Revenues

•	Total revenue in 2013-14 is estimated at $65.4 billion. This is 8.8 per cent higher than the 2012-13 outcome, and around $2.9 billion more than was anticipated in the 2013-14 Budget.

•

Total revenue in 2014-15 is estimated at $67.1 billion, 2.6 per cent higher than the expected 2013-14 outcome. Total revenue growth from 2015-16 is projected to average 3.8 per cent over the forward estimates.

•	The growth pattern in aggregate revenue masks significant divergences in individual revenue components.

•

A stronger than expected resurgence in the property market has significantly lifted transfer duties in 2013-14 and across the forward estimates. Prospects of a strengthening NSW economy and stronger labour market should also contribute to state taxes overall growing by an average 5.3 per cent across the budget and forward estimates period.

•

Changes to revenues expected under federal state funding agreements announced by the Commonwealth in its 2014-15 Budget have material impacts on total revenue growth rates across the budget and forward estimates. The changes affect both the quantum and timing of Commonwealth funding to New South Wales. They include a substantial re-profiling of existing funding, mainly transport, of around $800 million into 2013-14, predominantly from 2014-15.

•

These aggregate revenue growth variations highlight the vulnerability of state revenue bases to the volatility and uncertainty caused by unilateral actions of the Commonwealth. When unexpected and late, they further compound the challenges facing state governments in ensuring sustainable service delivery.

•

Forthcoming White Papers on Federation and Taxation should agree a clear set of roles, responsibilities and commensurate taxation arrangements for each level of government. To do so, they must be developed in a truly collaborative manner.

•

New South Wales will take a principled leadership approach and work to negotiate outcomes that include a fairer share of GST revenue and access to other Commonwealth tax bases. As a sign of good faith to these upcoming discussions, and despite continuing revenue risks, the Government will remove remaining Intergovernmental Agreement Taxes from 1 July 2016.

•	The Government continues to support First Home Owners by increasing the grant cap to homes valued at up to $750,000 from 1 July 2014.

•	Consistent with regulatory and private sector best practice, the Government will ensure that dividends paid will not impact on customer prices or service quality.

Budget Statement 2014-15	6 - 1

6.1 Introduction

In the year since the 2013-14 Budget, New South Wales has seen forecast revenues increase by around $2.9 billion. A stronger than expected resurgence in the property market in 2013-14 has boosted state tax revenue growth to around 9.8 per cent. Total revenues have also increased in 2013-14 by around $1.1 billion in additional Commonwealth funding, with around $800 million brought forward in 2013-14, mostly out of 2014-15.

Looking ahead, a strengthening NSW economy, still strong housing sector and strong labour market should deliver healthy state taxation revenue growth of around 5.3 per cent per annum across the budget and forward estimates. However, the Commonwealth re-profiling that boosted the 2013-14 estimates, also reduces aggregate revenue growth to 2.6 per cent in 2014-15. Commonwealth funding changes have also introduced a marked variability to aggregate revenue growth across the forward estimates.

The Commonwealth actions highlight the volatility and uncertainty faced by states in managing their revenue bases. The White Papers on Federation and Taxation provide a unique opportunity to clarify roles and responsibilities and align these with appropriate taxation and funding arrangements to ensure such revenue risks will be mitigated in the future.

This Budget abolishes Intergovernmental Agreement (IGA) taxes from 1 July 2016, which also moderates revenue growth in the latter part of the forward estimates.

6.2 Revenue Overview

Revenue growth in 2013-14 is now expected to be significantly stronger than was forecast in both the 2013-14 Budget and Half-Yearly Review. Forecast growth is now estimated at 8.8 per cent, significantly higher than the 5.0 per cent forecast in the 2013-14 Budget.

Improved revenue growth compared to earlier estimates stems from a stronger property market boosting transfer duty revenue, higher GST distributions and sales of goods and services revenue, coupled with an additional $1.1 billion in Commonwealth grant funding including around $800 million brought forward to 2013-14, mostly out of 2014-15.

Revenue growth across the budget and forward estimates will slow from this rate, reflecting again the impact of the re-profiling of Commonwealth funding. The abolition of the remaining IGA taxes in 2016-17 will also moderate growth.

General government revenue in 2014-15 is estimated at $67.1 billion, an increase of $1.7 billion, or 2.6 per cent, over 2013-14. Revenue growth is expected to average around 3.6 per cent per annum over the budget and forward estimates period.

6 - 2	Budget Statement 2014-15

While growth rates are more subdued, they apply to the higher tax base in 2013-14 which supports a boost to overall revenues in 2014-15 and across the forward estimates.

Growth in state taxation revenue is expected to remain robust, averaging around 5.3 per cent per annum over the budget and forward estimates period. A strengthening state economy, on top of an increase in residential property transfer duties collected over 2012-13 and 2013-14, will provide the basis for higher revenues across the budget and forward estimates. Subdued payroll tax collections in 2013-14 should recover given the recent strengthening in employment growth.

Likewise, GST distributions are higher in 2013-14 and across the budget and forward estimates. Lower regulatory income from the electricity sector feeding into reduced dividends has reduced the revenue growth rate over the forward estimates.

Aggregate revenue growth across the budget and forward estimates has been significantly affected by the unilateral changes to federal financial relations in the 2014-15 Commonwealth Budget. The changes affect both the quantum and timing of Commonwealth funding to New South Wales. In addition to the re-profiling of funding, particularly into 2013-14, structural funding for core programs such as health, education and concessions was reduced by around $416 million in 2014-15 and by around $2.2 billion over the five years to 2017-18. Over the forward estimates, the impact should in part be moderated by the use of up-to-date forecasts for health activity and changes in payment arrangements for cross-border services.

The impact of these reductions in funding for core service delivery has been offset in the forward estimates by the provision by the Commonwealth of temporary funding of around $3.5 billion over five years to assist New South Wales in the provision of critical transport infrastructure projects.

New South Wales’ own source revenue is itself relatively volatile, particularly because of the influence of the property cycle, commodity prices and the exchange rate. When combined with the variability provided by Commonwealth grant funding, it is not surprising to note that there is little correlation between growth in NSW revenue and the broad economic cycle (see Chart 6.1).

Budget Statement 2014-15	6 - 3

Chart 6.1:	Total Revenue and Nominal GSP Growth, 2000-01 to 2017-18

Source: ABS 5220.0 - Australian National Accounts: State Accounts and Treasury

6.3 Revenue Policy Changes

2014-15 Budget Measures

The revenue measures announced in this Budget are expected to decrease state revenue by a total of around $536 million in the four years to 2017-18 (see Table 6.1).

Table 6.1:	Revenue Measures Announced in the 2014-15 Budget

	Revenue Impact (a)
Measure	2014-15 $m	2015-16 $m	2016-17 $m	2017-18 $m
Abolition of IGA Taxes			(381)	(403)
Increased revenue compliance	42	43	49	114

Total	42	43	(332)	(289)

(a)	Revenue impacts are expressed in nominal dollars. These figures show the part-year effect of the revenue measures where the change starts during the year.

6 - 4	Budget Statement 2014-15

Abolition of IGA Taxes

In the 2013-14 Budget, the Government announced it would defer the abolition of the remaining stamp duties listed under the IGA from 1 July 2013 to a later date to help fund commitments under the National Education Reform Agreement (NERA).

To support constructive White Paper discussions, the remaining taxes which include stamp duty on business mortgages, unlisted marketable securities and transfer duty on non-real business transfers, will now be abolished from 1 July 2016.

Whilst New South Wales continues to take an active role in discussions with the Commonwealth Government on lowering the GST import threshold, the Government has decided to abolish these remaining taxes as soon as the budget allows in order to provide businesses with certainty, improve economic efficiency and lower business administration costs.

Enhanced revenue compliance activity

Due to the success of compliance activity measures taken in the 2013-14 Budget, the Government has decided to extend the program. The enhanced package will expand analysis, investigation and audit of complex business and trust structures for stamp duties, payroll tax, land tax and mineral royalties. The Office of State Revenue will also begin to administer mineral royalties from 1 July 2014, with responsibility transferred from the Department of Trade and Investment, Regional Infrastructure and Services.

Over the four years to 2017-18, this measure is expected to increase revenue by $248 million.

First Home Owners Grant Extension

The First Home Owners Grant (FHOG) was redirected to new dwellings and increased to $15,000 in the 2012-13 Budget. The availability of the grant will be extended to new dwellings valued at up to $750,000 from 1 July 2014.

New Home Owners Grant

The $5,000 New Home Owners Grant (NHOG) was introduced in the 2012-13 Budget and was designed to boost housing supply. Eligibility for this grant will be restricted to Australian citizens and permanent residents from 1 July 2014.

Budget Statement 2014-15	6 - 5

Disability Employment Enablement

The Government has reshaped the disability employment payroll tax rebate scheme with reallocation of funding for employment enablement strategies to support and promote the employment of workers with an intellectual disability.

The FHOG, NHOG and the disability employment enablement are included in the expenses estimate. They are included in this section because of their links to revenue bases.

Previously Announced Policy Decisions

Jobs Action Plan (Fresh Start Support)

The Jobs Action Plan (Fresh Start Support) Scheme builds on the current Jobs Action Plan by providing a $6,000 payroll tax rebate to businesses that employ workers who have recently been made unemployed through large scale redundancies.

Employers hiring a redundant worker from a designated employer will receive an additional $1,000 payroll tax rebate, in addition to the existing $5,000 rebate, where the worker is made redundant between 1 January 2014 and 30 June 2015.

To be classified as a designated employer, criteria such as the scale of retrenchments, the sector where the retrenchments occurred, the impact of the retrenchments on a particular industry or region of the State and the possibilities for re-employment of the retrenched workers will be considered.

Health Insurance Levy

In the 2013-14 Budget, the Government flagged the possibility of increasing the Health Insurance Levy as a means of offsetting lower patient fee revenue from private health funds that had proposed to reduce the rate they pay for treating privately insured patients in public hospitals. This would have raised $80 million per annum if it had been implemented.

Discussions between the Government and private health funds averted the need for increasing the Health Insurance Levy from 2013-14 onwards. The Health Insurance Levy will continue to be indexed annually from 1 April.

6 - 6	Budget Statement 2014-15

Box 6.1:	Tax Reform

Fundamental reform of Australia’s tax system would have many benefits which would contribute to productivity and economic growth.

The Commonwealth Government has announced plans for a White Paper on Tax Reform. The NSW Government considers that a wide-ranging review covering all Australian taxes would provide the best opportunities for improving the efficiency and fairness of the national tax system.

The Government believes that tax reform has the best chance of reward if it proceeds on a cooperative basis, involving all Governments given Australia’s high degree of vertical fiscal imbalance and the reliance on horizontal fiscal equalisation to distribute GST revenue.

The Government has led State and Territory Governments in making proposals for tax reform to the Commonwealth Government. As a result of those discussions, the Commonwealth and State Governments are now closely examining the potential to lower the threshold at which GST applies to imported goods. This measure would both raise additional revenue for the States and address an unfair tax advantage held by overseas suppliers competing with Australian retailers. Further detail on this reform priority is outlined in Box 7.2 in Chapter 7.

Separate from any national initiatives, the Government is carefully advancing state-based tax reform. As an example, the Government has reformed stamp duty concessions and grants for first home buyers and others, focusing on newly built homes. By providing tax incentives for new home construction, the Government aims to stimulate additional housing supply and thereby help to improve housing affordability.

The Government is abolishing, from 1 July 2016, stamp duty on the transfer of non-real business assets, remaining mortgage duty and stamp duty on unlisted marketable securities. These are inefficient taxes which impact on businesses and were identified to be abolished in the IGA on Federal Financial Relations. Removing these taxes will improve the efficiency of the tax system and reduce business costs and red tape.

Budget Statement 2014-15	6 - 7

6.4 Revenue Outlook

Reconciliation Statement

Table 6.2 provides a reconciliation of revenue estimates between the 2013-14 Budget, 2013-14 Half-Yearly Review and 2014-15 Budget. It differentiates between the impact of policy changes and parameter variations. The latter includes changes to factors such as forecast growth in nominal GSP, coal prices, Commonwealth Government funding, and the impact of the exchange rate.

The reconciliation statement shows forecast aggregate revenue is higher across the forward estimates than previously expected. Total revenue is expected to be above the 2013-14 Budget estimates by an average of around $2.1 billion per annum over the four years to 2016-17.

Table 6.2:	Reconciliation Statement – Revenue Estimates, 2013-14 to 2016-17

	2013-14 $m	2014-15 $m	2015-16 $m	2016-17 $m
Revenues - 2013-14 Budget	62,573	65,731	68,615	71,001
Policy Decisions
- Taxation	—	—	—	—
- Other	—	—	—	—
Parameters and Other Budget Variations
- Taxation	(145)	(270)	(282)	(281)
- Commonwealth Grants incl GST	55	136	203	210
- Other	136	(15)	(22)	43

Revenues - 2013-14 Half Yearly Review	62,619	65,582	68,514	70,973

Policy Decisions
- Taxation	—	42	38	(342)
- Other	—	—	5	10
Parameters and Other Budget Variations
- Taxation	819	800	638	591
- Commonwealth Grants incl GST	1,397	23	886	2,155
- Other	602	666	(155)	343

Revenues - 2014-15 Budget	65,437	67,113	69,925	73,730

6 - 8	Budget Statement 2014-15

Summary of Revenues

In 2014-15, state own-source revenue accounts for 59 per cent of total revenue. The largest source of state own-source revenue is taxation at 38 per cent of total revenue, followed by sale of goods and services at 9 per cent. The remainder of NSW total revenue comes from Commonwealth Government payments. Commonwealth payments represent the largest single source of revenue to New South Wales, accounting for 41 per cent of revenue (Chart 6.2).

Chart 6.2:	Composition of Total Revenue, New South Wales, 2014-15

Table 6.3 summarises the State’s revenue sources. Total revenue is expected to grow at an annual average rate of 3.6 per cent over the four years to 2017-18. Within the total, taxation revenue is expected to grow by 5.3 per cent over the period, due to the forecast slowing in the property cycle and the abolition of the remaining IGA taxes from 1 July 2016.

While Commonwealth Government payments are a significant source of funding, they have become more volatile due to the effects of re-profiling and expiring National Partnerships (NPs). Excluding NPs, revenue growth is forecast to average 4.4 per cent per annum over the four years to 2017-18.

Budget Statement 2014-15	6 - 9

Table 6.3:	General Government Sector Summary of Revenues

	2012-13	2013-14	2013-14	2014-15	2015-16	2016-17	2017-18	% Average Growth p.a.
	Actual	Budget	Revised	Budget	Forward estimates			2013-14 to
	$m	$m	$m	$m	$m	$m	$m	2017-18
Revenue from Transactions
Taxation	21,980	23,455	24,129	25,489	26,904	28,078	29,664	5.3
Grant revenue
Commonwealth - general purpose	14,777	15,588	15,895	16,810	17,624	18,330	18,975	4.5
Commonwealth - national agreements	7,153	7,339	7,401	7,829	8,486	9,269	9,760	7.2
Commonwealth - national partnership	2,536	2,903	3,986	2,632	2,673	3,447	2,281	-13.0
Other grants and contributions	941	949	975	1,029	1,023	975	724	-7.2
Sale of goods and services	5,434	5,460	5,605	6,094	6,483	6,769	6,862	5.2
Interest Income	406	483	593	543	463	443	469	-5.7
Dividends and income tax equivalents from other sectors	2,648	2,155	2,110	2,336	1,683	1,628	1,571	-7.1
Other dividends and distributions	595	467	690	370	408	440	466	-9.3
Royalties	1,318	1,513	1,360	1,592	1,743	1,891	2,046	10.7
Fines, regulatory fees and other revenues	2,344	2,261	2,694	2,389	2,436	2,461	2,491	-1.9

Total Revenue	60,131	62,573	65,437	67,113	69,925	73,730	75,310	3.6
Annual change	1.9%		8.8%	2.6%	4.2%	5.4%	2.1%

Revenue without NPs	57,596	59,670	61,451	64,481	67,253	70,283	73,029	4.4
Annual change	6.5%		6.7%	4.9%	4.3%	4.5%	3.9%

6 - 10	Budget Statement 2014-15

Revenue variations in 2013-14

Table 6.4 sets out the main sources of variation in the 2013-14 revenue estimates between the 2013-14 Budget and the 2014-15 Budget.

Revenue in 2013-14 is forecast to be $2.9 billion higher than the 2013-14 Budget estimate. Stronger taxation revenue, national partnership payments, sale of goods and services and fines, regulatory fees and other revenues offset lower dividends and tax equivalents and royalties.

Table 6.4:	Main Sources of Variation in 2013-14 Revenue Estimates

2013-14 revenue	Variation from Budget		Main reasons why
Taxation	$674m (2.9 higher	%)	Transfer duty revised upwards by $938 million due to strong growth in residential property transfers. Increase partially offset by downward revision of $194 million for payroll tax and $139 million for land tax.

Commonwealth general purpose grants	$307m (2.0 higher	%)	Most of the increase is due to an extra $117 million residual GST payment from 2012-13, augmented by a $146 million upward revision to 2013-14 GST pool. Further details are provided in Chapter 7.

National Partnerships	$1,083m (37.3 higher	%)	The majority of the increase relates to new capital funding of $500 million prepaid in 2013-14 for the WestConnex program, and a further prepayment of around $700 million for future Pacific Highway Upgrades re-profiled from 2014-15.

Sale of goods and services	$145m (2.7 higher	%)	Higher fees from health insurers which prevented an increase in the Health Insurance Levy as foreshadowed in the 2013-14 Budget. The revision also included additional revenue to deliver interim convention facilities at Glebe Island.

Royalties	$153m (10.1 lower	%)	A downward revision due to overall weakness in coal prices.

Fines, regulatory fees and other revenues	$433m (19.2 higher	%)	Revenue revised upwards due to a number of cash and non-cash transfers from local government and the private sector.

Budget Statement 2014-15	6 - 11

6.5 Taxation Revenue

The three largest state taxes are payroll tax, stamp duty on property transfers (transfer duty) and land tax, together providing around 64 per cent of tax revenue in 2014-15 (Chart 6.3). Other major sources of tax include motor vehicles (such as weight tax, registration fees and stamp duty), insurance stamp duty and gambling and betting taxes.

Chart 6.3:	Composition of Tax Revenue, 2014-15

The forecasts for tax revenues are set out in Table 6.5. Tax revenue is expected to grow by an average of 5.3 per cent per annum over the four years to 2017-18 compared with 9.8 per cent growth in 2013-14. The slower growth rate over the four years to 2017-18 reflects more moderate growth in transfer duty, as well as the impact of the abolition of the remaining IGA taxes from 1 July 2016.

6 - 12	Budget Statement 2014-15

Table 6.5:	Taxation Revenue

	2012-13	2013-14	2013-14	2014-15	2015-16	2016-17	2017-18	% Average Growth p.a.
	Actual	Budget	Revised	Budget	Forward estimates			2013-14 to
	$m	$m	$m	$m	$m	$m	$m	2017-18
Stamp Duties
Transfer Duty	4,568	4,960	5,898	6,095	6,496	6,782	7,256	5.3
Insurance	853	888	894	945	987	1,038	1,092	5.1
Mortgages	146	143	177	159	167	—	—	(100.0)
Marketable Securities	41	53	75	60	62	—	—	(100.0)
Motor Vehicles	636	670	660	711	751	806	863	6.9
Other	(2)	0	0	0	0	0	0	0.0

	6,242	6,714	7,704	7,970	8,463	8,626	9,211	4.6

Payroll Tax	6,946	7,330	7,136	7,745	8,331	8,894	9,511	7.4

Land Tax	2,333	2,525	2,386	2,497	2,617	2,757	2,870	4.7

Taxes on Motor Vehicle Ownership and Operation
Weight Tax	1,672	1,739	1,766	1,849	1,936	2,029	2,130	4.8
Vehicle Registration and Transfer Fees	353	368	367	388	404	425	449	5.2
Other Motor Vehicle Taxes	38	40	33	35	37	39	42	6.2

	2,064	2,147	2,166	2,272	2,377	2,493	2,621	4.9

Gambling and Betting Taxes
Racing	156	159	157	159	162	166	169	1.9
Club Gaming Devices	669	694	686	708	734	760	787	3.5
Hotel Gaming Devices	508	536	534	560	591	623	657	5.3
Lotteries and Lotto	351	356	326	365	375	387	398	5.1
Casino	175	182	193	286	203	217	233	4.8
Other Gambling & Betting	14	14	14	15	15	16	17	4.0

	1,873	1,941	1,910	2,092	2,081	2,168	2,260	4.3

Other Revenues
Health Insurance Levy	168	253	178	184	193	203	215	4.8
Parking Space Levy	98	102	104	106	109	112	115	2.5
Emergency Services Contributions	691	722	721	729	741	757	767	1.6
Waste and Environment Levy	500	529	520	584	634	641	579	2.7
Government Guarantee Fee	515	484	476	551	608	659	721	10.9
Private Transport Operators Levy	29	30	30	33	35	38	38	6.1
Pollution Control Licences	55	54	34	34	36	37	38	2.5
Other Taxes	468	624	764	692	678	692	717	(1.6)

	2,524	2,797	2,827	2,912	3,035	3,139	3,190	3.1

Total Tax Revenue	21,980	23,455	24,129	25,489	26,904	28,078	29,664	5.3
Annual change	6.4%		9.8%	5.6%	5.5%	4.4%	5.7%

Budget Statement 2014-15	6 - 13

Transfer Duty

Transfer duty incorporates duty on residential property transfers, small commercial transactions and large commercial transactions.

In the 2013-14 Budget, duty on residential property market transfers was expected to increase by 20.5 per cent. This growth expectation has been exceeded. Revenue from residential property market transfers is now estimated to have increased by 35 per cent in 2013-14.

The volume of residential property market purchases is estimated to have increased by 18 per cent in 2013-14, stronger than the 6 per cent expected at Budget time, boosted by the release of pent-up demand following a period of relatively low activity, and supported by low home loan interest rates, increased consumer confidence and population growth. The average price of residential transfers is estimated to have increased by 10 per cent in 2013-14. Further detail about the residential property market recovery is contained in Box 6.2, while first home buyers are discussed in Box 6.3.

Chart 6.4:	Growth of Residential Transfer Duty, Transactions and Home Prices

Source: Office of State Revenue; and Treasury

The transfer duty growth cycle appears to have peaked in 2013-14 leading to slower growth in transfer duty over 2014-15 as rising prices limit housing affordability.

This cycle is unusual in that interest rates have remained at historic lows throughout the upswing. In previous cycles interest rates would have begun to increase by this point, eroding housing affordability and consumer confidence. As a result, the slowdown in this housing cycle is expected to be gentler than in previous cycles.

6 - 14	Budget Statement 2014-15

The Government’s policy of accelerating the release of land for residential construction and providing infrastructure to support homebuilding, combined with the strong increase in building and finance approvals for new dwellings and the flow through to dwelling commencements and completions, is expected to reduce the level of pent-up demand, leading to slower price growth.

Revenue from residential sector property transfer duty is forecast to increase at an average annual rate of around 7 per cent in the four years to 2017-18.

Commercial and industrial property transfers have been stronger than expected in the 2013-14 Budget. This reflects broad-based asset price inflation, as has been seen in the stock market indices, as well as a higher than expected volume of activity in the non-residential property market.

Revenue from large commercial and industrial property transfers in the private sector (those with transfer duty above $1 million) is expected to contribute $850 million to total transfer duty revenue in 2013-14, significantly higher than expected at budget time and including a one-off payment from the Newcastle ports transaction.

In 2014-15 and over the forward estimates, revenue from large commercial and industrial property transfers in the private sector is forecast to be around $750 million per annum.

Growth in transfer duty is affected by the decision to abolish transfer duty on non-real business transfers from 1 July 2016.

Budget Statement 2014-15	6 - 15

Box 6.2:	Residential sector transfer duty peaks in 2013-14

Transfer duty and housing sector activity both picked up strongly in 2013-14.

Key factors behind this growth include:

•	interest rates at historically low levels

•	pent up demand following many years of under supply

•	improved consumer confidence

•	increasing house prices

•	NSW Government policies directed at encouraging new dwelling construction.

Residential transfer duty revenue has grown strongly over 2013-14, but now is beginning to slow.

Recent housing market activity is consistent with reaching the peak in this transfer duty growth cycle in the second half of 2013-14. Transfer duty is expected to grow over the forward estimates, but at a slower pace than in 2013-14.

Chart 6.5:	Growth in Residential Transfer Duty, Volumes and Prices

Source: Office of State Revenue

6 - 16	Budget Statement 2014-15

The growth in the number of property transfers initially was driven by transfers of homes valued at less than $600,000, followed by growth in the higher priced homes as the cycle unfolded. The strong growth in homes valued at over $1.2 million in the past year is consistent with a peak in the housing cycle, with rising prices eroding housing affordability.

Chart 6.6:	Growth in Residential Volumes by Price Band

Source: Office of State Revenue

The strong growth in house prices and sales volumes, and highly favourable underlying factors, have led to a pick-up in housing sector activity.

Following an extended period of below average building sector activity, the key indicators of building approvals, commencements and completions have shown strong growth over 2013-14. In December quarter 2013:

•	private sector dwelling approvals were 44 per cent higher than the decade average

•	dwelling commencements were 44 per cent higher than the decade average

•	private dwelling completions were 14 per cent higher than the decade average.

Budget Statement 2014-15	6 - 17

Chart 6.7:	Number of Dwelling Commencements, Completions and Building Approvals

Source: ABS 8752.0 - Building Activity, Australia, December 2013 and ABS 8731.0 - Building Approvals, Australia, April 2014

The pick-up in housing activity has already led to an increase in housing supply, which should reduce pent up demand and price pressures over time. Further growth in housing supply is expected as the strength in approvals and commencements flows through to completions.

Over the medium term, the growth in housing supply should improve housing affordability and slow the growth of residential transfer duty.

First-home buyer grants are influenced by the policy focus on providing concessions and grants to those buying newly built homes. The number of first home buyer transactions and their impact on revenue is discussed in more detail in Box 6.3.

6 - 18	Budget Statement 2014-15

Box 6.3:	Assistance for First Home Buyers and effects on housing supply

As part of the Building the State package introduced in the 2012-13 Budget, all assistance programs for first homebuyers were targeted towards the building of new homes.

•	From 1 October 2012, the First Home Owner Grant was more than doubled to $15,000 for new homes up to a value of $650,000.

•

From 1 July 2012, full exemption from transfer duty is provided to first homebuyers for the purchase of a new home (including off-the-plan purchases) up to $550,000 (with the benefit phasing out at $650,000) or for the purchase of vacant land for homebuilding up to $350,000 (phasing out at $450,000).

The number of First Home Owner Grants for new homes grew rapidly over 2013-14. In the first four months of 2014 the number of First Home Owner Grants paid for new homes was 46 per cent higher than in the corresponding period of 2013.

Targeting homebuyer assistance towards new homes has had a positive impact on housing supply. In the first four months of 2014, the number of private sector residential building approvals in NSW was 24.0 per cent higher compared with the corresponding period of the previous year. Increasing housing supply should help to slow house price growth and have a positive impact on housing affordability.

Chart 6.8:	First Home Owner Grants for New Homes

Source: ABS 5609.0 - Housing Finance Australia, March 2014 and Office of State Revenue.

Budget Statement 2014-15	6 - 19

Other Stamp Duties

Stamp duty is levied on general and life insurance, the transfer of new and used motor vehicles, non-residential mortgages and the transfer of unlisted marketable securities until abolition from 1 July 2016.

Stamp duty on insurance is expected to grow at an average annual rate of 5.1 per cent, slightly stronger than growth expected over the four years to 2016-17 in the 2013-14 Budget.

Duty on motor vehicle transfers is expected to grow over the four years to 2017-18 at an average annual growth rate of 6.9 per cent. The revenue forecast reflects historic growth in the number of motor vehicle sales and expected vehicle price growth in line with forecast inflation.

Growth in other stamp duties is affected by the abolition of duty on unlisted marketable securities and mortgage duty from 1 July 2016.

Payroll Tax

Payroll tax is forecast to grow at an annual average rate of 7.4 per cent over the four years to 2017-18.

The 2013-14 estimate has been revised downwards by $194 million from the 2013-14 Budget. This downward revision reflects collections to date and markedly lower than expected wage and employment growth during the year, both in NSW and across Australia. Compared to the Budget, and despite recent improvements, annual growth of employment in 2013-14 was revised down from 1 1/4 per cent to  1/2 per cent.

The effect of the labour market on payroll tax receipts has been exacerbated by the pattern of employment growth. Full time employment (which accounts for around 70 per cent of total employment) has softened while part time employment has continued to register slow but steady growth. This shift in the mix between full time and part time employment can restrain payroll tax receipts.

The pick-up in labour market conditions and wages is expected to underpin payroll tax collection growth of around 8.5 per cent in 2014-15.

6 - 20	Budget Statement 2014-15

Chart 6.9:	Growth of Payroll Tax, Employment and Hours Worked (monthly data, % change tty)

Source: ABS 6202.0 Labour Force Australia, April 2014; and Treasury

Payroll tax collections over the forward estimates are expected to return to trend growth rates, reflecting wage and employment growth.

Land Tax

Land tax is payable on a landowners’ total land holdings, excluding the value of a landowner’s principal place of residence and farming land. The primary threshold for the 2014 land tax year is $412,000, with the premium threshold set at $2,519,000. Land tax assessments are issued for a calendar year, and are based on the average of land values in the previous three calendar years. Averaging has the effect of smoothing annual variations in land values, increasing near-term predictability for taxpayers and the Government.

The downward revision of $139 million to the 2013-14 estimate reflects lower than expected number of land tax assessments for the 2014 land tax year.

Land tax revenue is forecast to grow at an annual average rate of 4.7 per cent in the four years to 2017-18 reflecting growth in land values.

Budget Statement 2014-15	6 - 21

Taxes on Motor Vehicle Ownership and Operation

Annual taxes on motor vehicles include weight tax and a fee for vehicle registration. Forecast growth of revenue from taxes on vehicle ownership and operation reflects estimates of vehicle fleet growth and CPI indexation of tax rates. Revenue is expected to grow at 4.9 per cent per annum on average over the four years to 2017-18.

Gambling Taxes

Gambling tax revenue is forecast to grow on average by 4.3 per cent per annum over the four years to 2017-18.

Revenue from racing is expected to increase by 1.9 per cent per annum over the period 2013-14 to 2017-18. While racing continues to experience weaker betting through NSW totalizators, fixed-odds racing is forecast to grow strongly over the forward estimates as demand increases. Weaker racing revenue is offset by stronger growth in hotel gaming duty and lotteries revenue.

6.6 Grant Revenue

Commonwealth Government General Purpose Payments

GST revenue payments comprise virtually all General Purpose Payments (GPPs) to New South Wales. GPPs can be used by the states for any purpose.

NSW GST revenue payments in 2013-14 are estimated at $15.8 billion which is $286 million more than forecast in the 2013-14 Budget. The 2013-14 revised estimate includes an additional $117 million residual GST payment following finalisation of the 2012-13 GST pool, with an additional $146 million increase due to the upward revision of the 2013-14 GST pool.

GST revenue payments in 2014-15 are estimated at $16.8 billion, an increase of $914 million, or 5.8 per cent compared to 2013-14.

GST pool growth remains constrained by structural changes in the Australian economy related to consumption patterns. Chapter 7 provides more details on GST revenue payments to New South Wales.

6 - 22	Budget Statement 2014-15

Commonwealth Government Specific Purpose Payments

Commonwealth Government Specific Purpose Payments (SPPs) – which must be spent by the states in specific service delivery areas – comprise SPPs associated with National Agreements and Intergovernmental Agreements, and NPs.

The volatility of Commonwealth Government payments and the changeable nature of funding arrangements, as evidenced by the Commonwealth Government’s 2014-15 Budget announcements, can significantly change both the profile and quantum of Commonwealth funding to New South Wales. They include a substantial re-profiling of existing funding, mainly transport, of around $800 million into 2013-14, predominantly from 2014-15. In addition, structural funding for core programs such as health, education and concessions was reduced by around $416 million in 2014-15 and by around $2.2 billion over the five years to 2017-18. For health, the impact should in part be moderated by the use of up-to-date forecasts for health activity and changes in payment arrangements for cross-border services.

National Agreements are forecast to total $7.8 billion in 2014-15, an increase of 5.8 per cent on 2013-14 and are expected to increase at an annual average rate of 7.2 per cent over the four years to 2017-18. These payments increase under the indexation arrangements contained in the Intergovernmental Agreement on Federal Financial Relations.

NPs are estimated at $4.0 billion in 2013-14, $1.1 billion or 37.3 per cent higher than expected, mostly due to WestConnex and the Pacific Highway Commonwealth funding.

In 2014-15 NPs revenue is expected to reduce to $2.6 billion. NPs are expected to decline at an average annual rate of 13.0 per cent over the four years to 2017-18 reflecting Commonwealth Government changes and the expiry of a number of NPs.

Further details on National SPPs and NPs are provided in Chapter 7.

Other Grants and Subsidies

The largest components of ‘other grants and subsidies’ are contributions by State electricity and water providers to the Climate Change Fund, contributions to schools by parents and citizens associations, and payments from the Commonwealth Government to Home Care Service of NSW.

Budget Statement 2014-15	6 - 23

Table 6.6:	Grant Revenue

	2012-13	2013-14	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m
Commonwealth - general purpose	14,777	15,588	15,895	16,810	17,624	18,330	18,975
Commonwealth - national agreements	7,153	7,339	7,401	7,829	8,486	9,269	9,760
Commonwealth - national partnership	2,536	2,903	3,986	2,632	2,673	3,447	2,281
Total Commonwealth grants	24,465	25,830	27,281	27,272	28,782	31,045	31,016
Annual change in Commonwealth Grants	-6.1%		11.5%	0.0%	5.5%	7.9%	-0.1%
Other grants and subsidies	941	949	975	1,029	1,023	975	724

Total grant revenue	25,406	26,778	28,257	28,301	29,805	32,020	31,740

6.7 Other Revenues

Sale of Goods and Services

Sale of goods and services revenue arises from the use of government assets and from revenue generated by agencies in their normal trading activities. This includes revenue from the rent of state-owned property, entry fees for national parks and museums, court fees and tolls from government operated roads. ‘Fees for service’ include payments from non-Budget sector agencies, which are balanced by expense items in the accounts of the relevant agencies. The Ministry of Health receives revenue from the Commonwealth Government for the provision of services to veterans.

Revenue from the sales of goods and services is expected to be 8.7 per cent higher in 2014-15 than in 2013-14. This partly relates to changes in employment arrangements between Transport for NSW and State Transit Authority resulting from the introduction of the Government Sector Employment Act 2013. From 24 February 2014 Transport for NSW directly pays all employees of State Transit Authority and the cost is recovered by Transport for NSW from State Transit Authority as personnel services revenue.

In 2013-14, overall revenue from the sale of goods and services is expected to be 2.7 per cent higher compared to the 2013-14 Budget. Revenue from fees for service increased 12.2 per cent due partly to a $26 million increase in Infrastructure NSW’s fees for service revenue relating to increased project development and management costs for the Darling Harbour Live project and the interim convention facilities at Glebe Island which is reimbursed from the Sydney Harbour Foreshore Authority.

6 - 24	Budget Statement 2014-15

There is also expected to be a 7.1 per cent increase in revenue from patient fees in 2013-14 compared to the 2013-14 Budget, when estimates were based on private health fund proposals to reduce the rate they paid for treating patients in public hospitals. In response to the Government saying it would increase the Health Insurance Levy to protect this revenue, private health insurers did not proceed with the proposed rate reduction.

Table 6.7:	Sale of Goods and Services

	2012-13	2013-14	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m
Sale of Goods and Services
Rents and leases	216	243	217	224	248	245	249
Fees for Service	756	641	719	964	972	995	1,010
Entry Fees	41	40	43	42	43	45	45
Patient Fees and Hospital Charges	1,019	1,022	1,095	1,174	1,237	1,304	1,374

Department of Veterans’ Affairs	373	350	365	368	387	408	430

Court Fees	217	215	108	112	115	118	121
Road Tolls	140	137	148	143	149	151	155
Other Sales of Goods and Services	2,672	2,812	2,909	3,067	3,332	3,505	3,476

Sale of Goods and Services	5,434	5,460	5,605	6,094	6,483	6,769	6,862

Interest Income

Interest income includes returns on managed bond investments (including investments with NSW Treasury Corporation) and interest on bank deposits.

In 2013-14 interest income is expected to increase by $110 million or 22.8 per cent due to better performance in investment markets.

Interest income is expected to decrease by 5.7 per cent per annum on average in the four years to 2017-18 as investment performance returns to more normal levels.

Table 6.8:	Interest Income

	2012-13	2013-14	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m
Interest Income	406	483	593	543	463	443	469

Budget Statement 2014-15	6 - 25

Dividends and Income Tax Equivalents

New South Wales Government policy requires State Owned Corporations to pay dividends that provide a commercially appropriate return on the Government’s investments. In addition, the State Government receives payments from State Owned Corporations that are equivalent to corporate income tax. These two policies ensure that State Owned Corporations operate under commercial frameworks similar to the private sector.

Over the last few years, several Government businesses with regulated prices and revenues have built up retained profits as a result of lower capital requirements and operating efficiencies, causing several businesses to have inefficient balance sheets.

Consistent with regulatory and private sector best practice, the Government has moved to improve the capital structures of these businesses. The capital structure initiative will assist in moving the capital structures of Transgrid, Sydney Water and Sydney Catchment Authority closer to regulatory expectations and private sector practices while not materially impacting the businesses’ credit metrics, customer prices or service quality. This will result in additional dividends in 2014-15 and a sustained dividend adjustment going forward. The Government has ensured that dividends paid will place no additional pressure on prices, service quality or future reliability.

Following the capital restructure initiative, dividends and tax equivalents are forecast to decline by around $539 million or 7.1 per cent per annum on average across the Budget and forward estimates to 2017-18, reflecting lower regulatory settings in the water and electricity sectors, and the disposal and the successful long term lease of electricity generation and port businesses.

Declining dividends and taxes reflect an expectation of lower regulatory income after forthcoming price resets in the energy sector as well as expected losses in the electricity generation sector from 2013-14. This is based on prevailing low market bond rates, higher depreciation costs and the pass through to consumers of cost savings from the integration of the three energy distributors.

Dividends and taxes in the port sector have been revised down to reflect the successful long-term lease of Port Botany, Port Kembla and Newcastle Ports Corporation.

Further details on the Public Trading Enterprise sector are provided in Chapter 9.

6 - 26	Budget Statement 2014-15

Table 6.9:	Dividends and Income Tax Equivalent Revenue

	2012-13	2013-14	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual (a)	Budget (a)	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m
Dividends
Electricity
Generation	30	7	—	27	11	8	41
Distribution and Transmission	1,098	880	874	848	635	629	469
Water	357	325	337	745	429	390	404
Property and Resources	79	66	84	79	20	18	19
Ports	49	22	15	—	—	13	15
PFE	61	60	59	80	53	55	56

Total Dividends	1,674	1,359	1,369	1,778	1,148	1,114	1,004

Other non-cash notional items	20	44	9	—	—	—	—

Total	1,694	1,403	1,378	1,778	1,148	1,114	1,004

Income tax equivalents
Electricity
Generation	43	(1)	(82)	(5)	(4)	2	48
Distribution and Transmission	619	526	546	324	310	307	297
Water	168	159	183	166	167	149	158
Property and Resources	36	36	48	45	31	22	27
Ports	50	6	8	4	6	8	10
PFE	38	26	29	24	25	26	27

Total Tax Equivalents	954	752	732	558	535	515	566

Total Dividends and Income Tax Equivalent Revenue	2,648	2,155	2,110	2,336	1,683	1,628	1,571

(a)	Revised to reflect reclassification into the PFE and Electricity Distribution and Transmission sectors

Other Dividends and Distributions

Other Dividends and Distributions are expected to increase by $223 million in 2013-14, or 47.8 per cent, from the 2013-14 Budget estimate. This significant increase mostly reflects better than expected market earnings in 2013-14, before returning to normal underlying levels over the forward estimates.

Over the four years to 2017-18, other dividends and distributions are expected to decrease by an annual average rate of 9.3 per cent.

Table 6.10:	Other Dividends and Distributions

	2012-13	2013-14	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Budget	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m
Total Other Dividends and Distributions	595	467	690	370	408	440	466

Budget Statement 2014-15	6 - 27

Royalties

Around 94 per cent of royalties revenue is derived from coal. The main factors driving changes in coal royalties are changes in international demand and prices for coal, and the United States/Australian dollar exchange rate as contracts are priced in USD and royalties are based on AUD prices.

Since the 2013-14 Budget, US dollar prices for export coal have been lower than expected, but this has been partly offset by a lower Australian dollar exchange rate (which results in an increase in royalties). Export volumes have been higher than expected.

A disaggregated breakdown of the differences from Budget expectations in 2013-14 and the latest data is shown in Chart 6.10 below.

Chart 6.10:	Influences on 2013-14 Budget Forecast versus 2013-14 Revised Estimate

Revenue from mineral royalties is expected to be 17.1 per cent higher in 2014-15 and average 10.7 per cent per annum in the four years to 2017-18. The 2013-14 Budget expected revenue to increase by 12.8 per cent per annum over the four years to 2016-17.

The latest royalties forecast is based on a depreciation of the Australian dollar, a slight increase in thermal coal prices (though lower than 2013-14 Budget estimates) at an average of $US90/ton and growth in coal export volumes by 3.1 per cent on an average annual basis over the forward estimates (also lower than forecast in the 2013-14 Budget).

6 - 28	Budget Statement 2014-15

Table 6.11:	Royalties

	2012-13	2013-14	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m
Total Royalties	1,318	1,513	1,360	1,592	1,743	1,891	2,046

Fines, Regulatory Fees, Licences and Other Revenue

Total revenue in this category is expected to decrease at an average annual rate of 1.9 per cent in the four years to 2017-18, a further deterioration from the 2013-14 Budget, where revenue in this category was expected to decrease by 0.6 per cent over the four years to 2016-17.

Fines revenue for 2013-14 is estimated to be $16 million, or 3.3 per cent, below the 2013-14 Budget estimate. This is primarily due to lower than expected traffic infringement collections.

Revenue from regulatory fees is forecast to decline at an average 4.4 per cent per annum over the four years to 2017-18, mainly due to the expiry of mining exploration licences from 2015-16.

Licence revenue is expected to remain almost flat in the four years to 2017-18, reflecting the pattern of 1-year, 3-year and 5-year licence renewals.

In 2013-14 other revenue is expected to increase by $419 million, or 29.5 per cent compared to the 2013-14 Budget primarily due to one-off transactions. This increase includes higher than expected monies recovered from HIH Insurance liquidators on behalf of the Building Insurers’ Guarantee Corporation and the Motor Accidents Authority, the transfer of property from the Crown Lands Reserves Trust to the Department of Trade and Investment, Regional Infrastructure and Services and an increase in special infrastructure contributions from property developers.

Over the four years to 2017-18, other revenue is forecast to decrease by an annual average rate of 3.2 per cent per annum.

Table 6.12:	Fines, Regulatory Fees and Other Revenue

	2012-13	2013-14	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m
Fines	479	488	472	498	531	519	534
Regulatory fees	242	202	230	199	191	202	192
Licences	132	153	154	170	187	154	155
Other revenues	1,490	1,418	1,837	1,523	1,527	1,586	1,611

Total fines, regulatory fees and other revenues	2,344	2,261	2,694	2,389	2,436	2,461	2,491

Budget Statement 2014-15	6 - 29

6.8 Revenue Risks

Chapter 4 sets out general budget risks, including the sensitivity of total revenue to changes in economic conditions. In addition to these general factors, there are several key risks for the revenue forecasts.

•	Transfer duty is extremely volatile and subject to significant variations – with annual movements exceeding 25 per cent not uncommon.

•

GST revenue represents around a quarter of NSW total revenue, so fluctuations in this revenue source – either as a result of variations in the size of the GST pool, the Commonwealth Grants Commission’s relativities and/or by changes to NSW population share – can result in significant revenue uncertainty.

•	Mining royalty revenue can be affected by price and currency movements.

6.9 Tax Expenditures and Concessions

The inclusion of tax expenditures and concessions in the Budget recognises that favouring particular groups and organisations through special tax or fee treatment is economically equivalent to increasing expenses, and has the same effect on the Budget’s bottom line.

Measuring the costs of tax expenditures and concessions encourages scrutiny of their actual effect on stakeholders, whether they are economically and administratively efficient and whether they achieve their policy intent.

It is important to recognise, however, that the estimates provided here do not indicate the amount of additional revenue that would be collected in the absence of special fees and tax rates. Nor do they provide a reliable indication of the economic costs and benefits of the policies. This is because the policies themselves promote changes in activity and behaviour that would not occur in their absence.

These issues are discussed more fully in Appendix D, which lists and, where possible, costs each major tax expenditure and concession to assist comparison with the budgetary cost of direct outlays. In 2013-14, measured tax expenditures and concessions are expected to amount to $8.8 billion, or 13.5 per cent of the state’s total revenue.

6 - 30	Budget Statement 2014-15

Tax Expenditures

Tax expenditures are a measure of the revenue forgone by the state as a result of concessional tax treatment for particular beneficiaries. An example is the reduced rate of tax on poker machine profits paid by clubs compared to hotels.

Tax expenditure estimates measure the revenue that would have been generated if a ‘benchmark’ or normal rate of tax had been paid by the tax expenditure beneficiaries.

Table 6.13 provides estimates of the major tax expenditures, that is, those valued at $1 million or greater. The estimates are for the financial years 2012-13, 2013-14 and 2014-15, except for land tax which uses calendar years 2013, 2014 and 2015. Tax expenditures are estimated at $6.9 billion or 27.1 per cent of tax revenue in 2014-15, an increase of $64 million from 2013-14.

Table 6.13:	Major Tax Expenditures by Type

	2012-13		2013-14		2014-15
Tax	Tax Exp. $m	Tax Exp. as % of tax revenue collected	Tax Exp. $m	Tax Exp. as % of tax revenue collected	Tax Exp. $m	Tax Exp. as % of tax revenue collected
Transfer Duty	2,185	47.8	2,421	41.0	2,310	37.9
General and Life Insurance Duty	970	113.8	968	108.3	988	104.6
Mortgage Duty	131	89.8	161	91.0	167	105.0
Marketable Securities Duty	95	229.0	74	98.7	85	141.7
Payroll Tax	1,202	17.3	1,253	17.6	1,319	17.0
Land Tax	642	27.5	655	27.5	675	27.0
Taxes on Motor Vehicles	445	16.5	465	16.5	493	16.5
Gambling and Betting Taxes	774	41.3	793	41.5	815	39.0
Parking Space Levy	60	61.1	60	57.7	62	58.5

Total	6,504	29.6	6,850	28.4	6,914	27.1

The largest category of tax expenditures are transfer duty concessions. This category has been dominated in recent years by the exemption from duty provided for corporate reconstructions, which involve changes to the corporate legal structure or the transfer of assets within a corporate group. In 2013-14, corporate reconstructions are expected to account for around $2.2 billion of tax expenditures, representing approximately 88.8 per cent of transfer duty tax expenditures, or 31.4 per cent of all tax expenditures.

Budget Statement 2014-15	6 - 31

Concessions

Concessional charges involve the sale of goods and services to certain users at a lower charge or fee, compared with the wider community. One example is lower public transport fares for pensioners and older Australians.

Table 6.14 classifies by function the major concessions provided by the NSW Government. The total value of major concessions, primarily to pensioners, older Australians and school students, is estimated at $2.1 billion in 2014-15, an increase of $99 million from 2013-14.

Table 6.14:	Concessions by Function

	2012-13	2013-14	2014-15
Function	$m	$m	$m
General Public Services	—	—	—
Defence	—	—	—
Public Order and Safety	9	11	10
Education	641	661	677
Health	213	222	233
Social Security and Welfare	—	—	—
Housing and Community Amenities	454	480	503
Recreation and Culture	15	16	16
Fuel and Energy	—	—	—
Agriculture, Forestry, Fishing and Hunting	4	4	4
Mining, Manufacturing and Construction	—	—	—
Transport and Communications	557	581	631
Other Economic Activities	—	—	—
Other Purposes	—	—	—

Total	1,893	1,975	2,074

Education concessions, the major component of which is the school student transport scheme, account for around one-third of the total estimated cost of concessions. Transport and Communications concessions, the major component of which is transport concessions to pensioners, seniors and welfare beneficiaries also accounts for nearly one-third of the total cost of concessions. Housing and Community Amenities concessions account for around one-quarter of the total cost of concessions and includes concessional charges to low income households and pensioner concession card holders for water, energy and council rates.

6 - 32	Budget Statement 2014-15

Chapter 7:	Federal Financial Relations

•	The 2014-15 Commonwealth Budget dramatically altered the quantum, profile and composition of Commonwealth funding to New South Wales.

•

Funding to support previously negotiated agreements in areas such as health, education and the provision of concessions was unilaterally and significantly reduced. Using the Commonwealth’s own estimates, funding was reduced by $416 million in 2014-15. The estimated reduction over five years for these agreements was around $2.2 billion – but with impacts extending well beyond the forward estimates.

•

Over the forward estimates period, the impact should be moderated by the use of accurate up-to-date forecasts for health activity and changes in the payment arrangements for cross-border services. The impact of the Commonwealth reductions will increase over the long term. This emphasises the need to address the mismatch in revenue raising capacities and expenditure responsibilities, known as vertical fiscal imbalance, which characterises the Australian federation.

•	An additional $3.5 billion was provided over five years primarily as a contribution for significant transport infrastructure projects being undertaken by New South Wales.

•	Existing funding – predominantly in transport and co-funded by the state – was re-profiled, with around $800 million in funding brought forward into 2013-14, mostly out of 2014-15.

•	In total, the changes resulted in a $366 million decrease in Commonwealth payments for specific purposes in 2014-15 with less than two months’ notice.

•

In 2014-15, New South Wales will fund the concessions to pensioners that until now were the responsibility of the Commonwealth. New South Wales will negotiate funding arrangements with the Commonwealth for 2015-16 and beyond.

•

The Commonwealth Government’s unilateral actions have highlighted the volatility and uncertainty that states confront in their revenue bases – even as they seek to maintain consistent high levels of service delivery and infrastructure to their citizens.

•

The solution lies in ensuring sustainable financial positions for the states as well as the Commonwealth. This requires clarity and alignment of the respective roles and responsibilities of the states and Commonwealth in a workable federation supported by appropriate taxation arrangements – the subjects of proposed White Papers on the Reform of the Federation and Tax Reform respectively.

•

New South Wales looks forward to taking a principled and leading role in these discussions which must be progressed as a true collaborative partnership. New South Wales will continue to prosecute the case for a fairer share of income tax and GST revenue, while emphasising the need to address vertical fiscal imbalance.

•

In 2014-15, GST payments are estimated at $16.8 billion, an increase of $914 million, or 5.8 per cent, on the revised estimate for 2013-14. Trends in GST revenue collections emphasise the need to protect the GST revenue base, including preventing leakage from online purchases.

Budget Statement 2014-15	7 - 1

7.1 Introduction

Commonwealth payments are an important source of revenue for all states and territories (the states) because of the mismatch in revenue raising capacity and expenditure responsibilities in the Australian federation known as vertical fiscal imbalance (VFI).

Certainty and stability in funding from the Commonwealth under existing financial relations architecture is essential for states to be able to provide continuing and consistent high levels of service delivery and infrastructure to their citizens.

The unilateral actions in the Commonwealth Government’s 2014-15 Budget have highlighted the volatility and uncertainty that the states face in their revenue bases.

The 2014-15 Commonwealth Budget significantly altered the quantum, profile and composition of funding to New South Wales.

•

Funding to support areas such as health, education and concessions was reduced by $416 million in 2014-15 and by around $2.2 billion over the five years to 2017-18. The impacts will also extend beyond the forward estimates. Up to date forecasts for health activities should in part moderate this impact.

•	Additional funding of $3.5 billion was provided by the Commonwealth over five years largely as a contribution towards major transport infrastructure projects.

•	Existing funding of around $800 million, largely in transport infrastructure, was brought forward in 2013-14, mostly out of 2014-15.

•

The timing of the announcements in the Commonwealth Budget, less than two months before the NSW Budget, highlighted the difficulties New South Wales faces in seeking to maintain high and consistent levels of service delivery and infrastructure investment.

Table 7.1:	Commonwealth Payments to New South Wales(a)

	2012-13	2013-14		2014-15	2015-16	2016-17	2017-18	% Average growth
	Actual	Budget	Revised	Budget	Forward estimates			2013-14 to
	$m	$m	$m	$m	$m	$m	$m	2017-18
GST revenue (b)	14,744	15,558	15,844	16,758	17,586	18,279	18,928	4.5
Other general purpose payments	33	30	51	52	38	51	47	(1.8)

Total general purpose payments	14,777	15,588	15,895	16,810	17,624	18,330	18,975	4.5

National/Intergovernmental Agreement specific purpose and other payments	7,153	7,339	7,401	7,829	8,486	9,269	9,760	7.2
National Partnerships	2,536	2,903	3,986	2,632	2,673	3,447	2,281	(13.0)

Total payments for specific purposes	9,689	10,242	11,387	10,462	11,158	12,715	12,041	1.4

Total Commonwealth Government payments	24,465	25,830	27,281	27,272	28,782	31,045	31,016	3.3

(a)	Excludes payments ‘through’ the State such as non-government school and local government funding.
(b)	Includes prior year adjustments.

Chart 7.1	shows the composition of Commonwealth payments to New South Wales in 2014-15.

7 - 2	Budget Statement 2014-15

The majority (61.6 per cent) of Commonwealth Government payments to New South Wales in 2014-15 are general purpose payments. General purpose payments can be used by states for any purpose. GST revenue payments account for virtually all of the Commonwealth’s general purpose payments to New South Wales.

A significant portion (38.4 per cent) of Commonwealth payments to New South Wales is payments for specific purposes. These comprise Specific Purpose Payments (SPPs) in support of National and Intergovernmental Agreements, and National Partnership (NP) payments. SPPs must be spent by the states in the key service delivery areas for which they are provided. NPs support the delivery of specified outputs, projects or reforms or reward jurisdictions that deliver nationally significant reforms.

Chart 7.1:	Composition of Commonwealth Payments to New South Wales, 2014-15

Commonwealth payments for specific purposes to the states are generally provided under agreements ultimately endorsed by the Council of Australian Governments (COAG). In their 2014-15 Budget the Commonwealth Government unilaterally decided to disregard the funding arrangements agreed by COAG under the National Education Reform Agreement (NERA) and the National Health Reform Agreement (NHRA).

The 2014-15 Commonwealth Budget decisions also pre-empt important discussions between the Commonwealth and the states about the future of the federation and a sustainable financial future for Australian states (see Box 7.1).

Budget Statement 2014-15	7 - 3

The current architecture of Commonwealth-State relations was considered in the National Commission of Audit Report Towards Responsible Government, commissioned by the Commonwealth Government and released on 1 May 2014. The Report recommends significant changes to the roles of the Commonwealth and state governments, including in the provision of public hospitals, schools and vocational education and housing.

It is vital that governments at both levels can sustainably fund essential services both now and into the future. This will require clarity and alignment of the respective roles and responsibilities of the states and the Commonwealth, supported by appropriate taxation arrangements. These issues should be addressed in the White Papers on the Reform of the Federation and Tax Reform.

The NSW Government will take a principled and leading role in the national debate on the structure of the federation and its funding, which must be progressed as a true collaborative partnership between the states and the Commonwealth.

7.2 Key Characteristics of Australia’s Federal Financial Relations

Commonwealth payments are an important source of revenue for all states. Chart 7.2 shows that Commonwealth Government grants range from 32.7 per cent of all revenue in Western Australia to 75.2 per cent in the Northern Territory. The size and importance of these grants to the states emphasises the need for their certainty and stability.

Chart 7.2:	State Revenue by Source, 2012-13

Source: ABS, Government Finance Statistics Australia, 2012-13 (5512.0).

7 - 4	Budget Statement 2014-15

These payments are an essential part of the Australian federation because of the high level of VFI (Chart 7.3).

Chart 7.3:	Federal-State Vertical Fiscal Imbalance, 2012-13

Source: ABS, Government Finance Statistics Australia, 2012-13 (5512.0).

Federal financial relations in Australia are marked by a mismatch between revenue raising capacities and service provision responsibilities. The Commonwealth Government collects around 75 per cent of combined federal and state government revenue (and around 84 per cent of combined tax revenue, including the GST) but is responsible for only about 58 per cent of total government spending, including defence and welfare payments. The states collect around 25 per cent of all federal and state government revenue (16 per cent of all tax revenue), but are responsible for around 42 per cent of combined spending, including schools, hospitals and other essential services. On this basis, VFI is estimated at 17 percentage points of combined federal and state expenses which, in 2012-13, equated to around $85 billion.

In 2014-15 the Commonwealth Government is expected to distribute around $88 billion to the states with the majority, $54 billion, in GST revenue payments. GST revenue is distributed among the states using horizontal fiscal equalisation (HFE). Table 7.2 shows Commonwealth payments to all states in 2014-15 – based on Commonwealth Government estimates – compared to the amounts states would receive if payments were based solely on state populations.

Budget Statement 2014-15	7 - 5

Table 7.2:	State Shares of Commonwealth Payments, 2014-15(a)

		Population	Difference between population
		share of	share and payments
	Payments	payments	Total	per person
	$m	$m	$m	$
New South Wales	26,684	28,139	(1,455)	(192)
Victoria	19,937	21,935	(1,998)	(339)
Queensland	18,860	17,810	1,050	219
Western Australia	7,239	9,813	(2,573)	(975)
South Australia	7,211	6,300	911	538
Tasmania	2,669	1,914	755	1,467
Australian Capital Territory	1,654	1,455	199	509
Northern Territory	4,025	916	3,110	12,627

(a)	Payment figures are sourced from the Commonwealth Government 2014-15 Budget Paper No. 3, Australia’s Federal Relations. Payments ‘through’ the states, financial assistance grants to local government and other payments direct to local government are excluded. Payments unallocated by the Commonwealth Government are excluded, except for reduced royalties where distribution is estimated.

New South Wales will receive around $1.5 billion ($192 per person) less in 2014-15 in total Commonwealth payments than if payments were based on population shares.

Box 7.1:	White Papers on the Reform of the Federation and Tax Reform

The Commonwealth Government plans to release the White Paper on the Reform of the Federation by the end of 2015, with the aim of ‘reducing and ending, as far as possible, the waste, duplication and second guessing between different levels of government’.

COAG considered the Terms of Reference for the White Paper on the Reform of the Federation at its meeting on 2 May 2014. New South Wales welcomes COAG’s decision to establish a Steering Committee comprising the Commonwealth, states and territories and the Australian Local Government Association to oversee the development of the Federation White Paper.

In addition to releasing the White Paper on the Reform of the Federation, the Commonwealth Government is also undertaking a White Paper on Tax Reform (see Box 6.1) and its draft themes were considered at COAG. The Federation White Paper must be progressed in parallel with the Tax White Paper to ensure sustainable funding arrangements are developed that allow New South Wales revenue raising capabilities to align with its expenditure responsibilities both now and in the future.

7 - 6	Budget Statement 2014-15

7.3 Payments for Specific Purposes

Changes in the 2014-15 Commonwealth Budget

Decisions in the Commonwealth Budget are estimated to have reduced funding to New South Wales by around $2.2 billion over the five years to 2017-18. These cuts, if passed on in full, would have significant implications for NSW service delivery.

Funding to support previously negotiated and committed agreements in areas such as health, education and the provision of concessions to pensioners was unilaterally and significantly reduced. Using the Commonwealth’s own estimates, funding was reduced by $416 million in 2014-15. The estimated reduction over five years is around $2.2 billion – but with impacts extending well beyond the forward estimates.

However, the NSW Budget has been developed since the Commonwealth announcements and includes some important updates that mitigate part of the effect over the forward estimates. For health, the impact should in part be moderated by the use of up-to-date forecasts for health activity and changes in payments arrangements for cross-border services.

An additional $3.5 billion was provided over five years primarily as a contribution for significant transport infrastructure projects being undertaken by New South Wales.

Existing funding – predominantly in transport and co-funded by the state – was re-profiled, with around $800 million in funding brought forward into 2013-14, mostly out of 2014-15.

New South Wales has decided to assume the Commonwealth’s responsibility in relation to the provision of concessions to pensioners for 2014-15. The NSW Government will negotiate with the Commonwealth Government ahead of as well as through the White Papers process (see Box 7.1) to determine funding from 2015-16 onwards.

New South Wales will also ensure continuing delivery of health patient services costing $220 million per annum, previously funded under NPs that the Commonwealth has terminated.

Table 7.8 details the National Partnership payments terminated or discontinued by the Commonwealth Government. This means that funding for these programs will no longer be provided by the Commonwealth Government.

Budget Statement 2014-15	7 - 7

Intergovernmental Agreements

Table 7.3 summarises Commonwealth payments for National Agreements (NA) and Intergovernmental Agreements for the five service delivery areas for which supporting funding is provided via SPPs. SPPs are required to be spent in the relevant service delivery area but are not tied to a particular program.

National and Intergovernmental Agreement payments to New South Wales are estimated at $7.8 billion in 2014-15, an increase of $429 million or 5.8 per cent on 2013-14.

Total payments to support National and Intergovernmental Agreements are expected to increase at an average annual rate of 7.2 per cent over the four years to 2017-18. This largely reflects increased funding for the NERA including the absorption of some education National Partnership funding into NERA, as well as increased NHRA funding for growth in public hospital activity.

The 2014-15 Commonwealth Budget foreshadowed major reductions to NERA and NHRA funding. Although NA payments are increasing each year, it is at a lower rate than if the Commonwealth honoured funding commitments contained in the signed agreements.

Table 7.3:	National Agreement and Other Payments to New South Wales(a)

	2012-13	2013-14		2014-15	2015-16	2016-17	2017-18	% Average growth
	Actual	Budget	Revised	Budget	Forward estimates			2013-14 to
	$m	$m	$m	$m	$m	$m	$m	2017-18
Health	4,251	4,485	4,439	4,789	5,256	5,756	6,068	8.1
Education (b)	1,292	1,427	1,408	1,552	1,717	1,964	2,105	10.6
Skills and Workforce Development	452	454	454	457	464	470	477	1.2
Affordable Housing	403	409	409	416	422	428	434	1.4
Disability	414	427	427	446	462	479	498	3.9
Other (c)	341	137	263	169	166	172	177	(9.4)

Total National Agreement and other payments	7,153	7,339	7,401	7,829	8,486	9,269	9,760	7.2

(a)	Excludes payments ‘through the state’ such as non-government school funding.
(b)	National Education Agreement until 1 January 2014, National Education Reform Agreement thereafter.
(c)	Includes other payments such as service level agreements between the Commonwealth Government and NSW line agencies which are in addition to the IGA.

7 - 8	Budget Statement 2014-15

Health

The National Healthcare SPP was replaced by National Health Reform funding on 1 July 2012 as part of the provisions of the NHRA. In 2012-13 and 2013-14, funding was indexed in line with the former Healthcare SPP. From 2014-15, most funding will be based only on public hospital activity and the efficient price of public hospital services.

In its 2014-15 Budget, the Commonwealth significantly reduced health funding to the states. Under the NHRA, the Commonwealth guaranteed that its contribution to health funding nationally would be at least $16.4 billion higher than the former Healthcare SPP between 2014-15 and 2019-20. Of this guarantee, $9.5 billion was to be provided across the six years through a state specific guarantee. The remainder was to be provided through a National Guarantee. However, the Commonwealth Government has now withdrawn these guarantees.

Compared to the preceding estimates based on Mid-Year Economic and Fiscal Outlook (MYEFO), the Commonwealth 2014-15 Budget indicates that NHRA funding to New South Wales for the four years 2014-15 to 2017-18 will be cut by over $1 billion.

However, over the forward estimates period, the impact should be moderated by the use of accurate up-to-date forecasts for health activity and changes in payment arrangements for cross-border services.

The Commonwealth Government has also announced that from the start of 2017-18, it will only index funding by the CPI and population growth. This is expected to further reduce funding growth over the longer term as it fails to recognise demand pressures arising from population ageing and the continuing advance of medical science that were incorporated into previous funding arrangements.

Education

On 23 April 2013, New South Wales signed a new NERA with the Commonwealth. The NERA replaced the National Education Agreement and associated payments, as well as most of the school-related recurrent National Partnerships from 1 January 2014.

Under the NERA, Commonwealth, state and territory governments agreed to significantly reform and increase funding to education from 2014 to 2019. However, in its 2014-15 Budget the Commonwealth stated its intention to cease additional NERA funding after 2017, and to only index the payments for the last two years at the rate of the CPI, with an allowance for changes in enrolments. This unilateral decision by the Commonwealth Government represents a reduction to New South Wales of $1.3 billion over the two years 2018 and 2019.

Budget Statement 2014-15	7 - 9

Disability

In July 2012, the New South Wales and Commonwealth Governments agreed to a trial of the National Disability Insurance Scheme (NDIS) in the Hunter Region. The trial commenced in July 2013 and will include around 10,000 clients by June 2016. The NSW Government’s contribution to the trial is $550 million over three years (2013-14 to 2015-16) plus an additional $35 million over four years (from 2013-14).

In December 2012, the New South Wales and Commonwealth Governments agreed to a full state-wide implementation of the NDIS by 2018-19. This will provide individualised care and support packages for around 140,000 people with a disability in New South Wales. Once fully implemented, the Commonwealth will no longer provide funding to New South Wales under the National Disability Agreement. Rather, the NSW Government will make a funding contribution to the NDIS of $3.1 billion in 2018-19.

National Partnerships

National Partnership (NP) payments are typically time limited arrangements that focus on delivering specified outputs or projects in areas of nationally significant reform. They are also used to reward jurisdictions that deliver on nationally significant reforms.

Commonwealth Government NP payments to New South Wales fall to $2.6 billion in 2014-15, a decline of 34.0 per cent compared to the revised estimate for 2013-14, largely due to changes in the timing of transport related grants and significantly reduced funding for health and concessions to pensioners. The lumpy nature of transport grants has been exacerbated by the re-profiling of transport funding in the Commonwealth 2014-15 Budget.

Over the four years to 2017-18, NP payments to New South Wales fall by an average annual rate of 13.0 per cent.

Table 7.4:	National Partnership Payments to New South Wales

	2012-13	2013-14		2014-15	2015-16	2016-17	2017-18	% Average growth p.a.
	Actual	Budget	Revised	Budget	Forward estimates			2013-14 to
	$m	$m	$m	$m	$m	$m	$m	2017-18
Transport	730	777	2,018	1,417	1,915	2,777	1,853	(2.1)
Education and Skills	531	498	372	304	135	166	0	(85.6)
Nation Building Plan for the Future	421	154	151	214	111	29	—	(100.0)
Health	434	447	491	218	123	118	119	(29.8)
Housing	57	74	83	91	16	16	20	(30.4)
Environment	87	146	98	139	171	122	64	(10.1)
Other	275	805	773	249	201	219	226	(26.5)

Total National Partnership payments	2,536	2,903	3,986	2,632	2,673	3,447	2,281	(13.0)

7 - 10	Budget Statement 2014-15

Health

In 2014-15, the Commonwealth will continue to provide funding for some health services, including delivery of immunisation programs and dental health services.

However, the Commonwealth decided not to renew facilitation funding for the Improving Public Hospital Services and Long Stay Older Patients NPs beyond 30 June 2014. In 2013-14, the Improving Public Hospital Services NP supported $191 million of expenditure on emergency departments, elective surgery and sub-acute beds, while the Long Stay Older Patients NP contributed $29 million to the cost of patients who remain in hospital while waiting for a Commonwealth aged care place.

In addition, the Commonwealth terminated funding for the Preventive Health NP and reward funding for the Improving Public Hospital Services NP in its 2014-15 Budget. The Preventive Health NP was not due to expire until 30 June 2018 and contained $69 million of facilitation funding and up to $50 million in reward funding to support initiatives to address the rising incidence of lifestyle related chronic diseases. The Improving Public Hospital Services NP provided up to $63 million of reward funding over the three years from 2014-15.

The cessation of funding under these NPs follows the expiry of the Health and Hospital Workforce Reform NP on 30 June 2013. That NP funded $126 million of expenditure for emergency departments, sub-acute beds and activity based funding systems in 2012-13.

Education and Skills

The Education and Skills NP payment profile reflects the ending of most schools (recurrent funding) NPs, with funding rolled into the NERA from 1 January 2014, and the cessation of recent reward payments for NPs. The NPs rolled into the NERA include: Digital Education Revolution, Low Socio-economic Status School Communities, Literacy and Numeracy and Improving Teacher Quality.

The main continuing Education and Skills NPs are: Support for School Students with a Disability, Skills Reform, Universal Access to Early Childhood Education and Quality Agenda for Early Childhood Education and Care.

The 2014-15 Commonwealth Budget terminated the Training Places for Single and Teen Parents NP. New South Wales received $9 million under the agreement in 2013-14.

Budget Statement 2014-15	7 - 11

Transport

The Commonwealth has provided funding to contribute to major programs including:

•	Pacific Highway upgrade

•	WestConnex Motorway

•	NorthConnex Motorway

•	Western Sydney roads to support Sydney’s second airport at Badgerys Creek

•	Northern Sydney Freight Corridor program.

These projects accord with shared state and national priorities to improve transport connectivity and safety and support economic growth and productivity.

Commonwealth funding for 2013-14 has been revised upwards by approximately $1.2 billion. This is mainly the result of new funding for the WestConnex Motorway and higher than projected funding for the Pacific Highway.

Housing

The decline in Commonwealth funding for Housing NPs in 2015-16 is due to the expiry of a one year NP on Homelessness and the step down in funding provided under the NP on Remote Indigenous Housing.

Environment

The reduced revenue for the Environment category in 2017-18 reflects the wind down of expenditure on Commonwealth funded State Priority Projects under the Sustainable Rural Water Use and Infrastructure Projects NP which are scheduled for completion in that year.

Other

Payments to New South Wales in the Other NP category decline from $773 million in 2013-14 to $249 million in 2014-15, a decline of around 68 per cent. This is due in part to the Commonwealth’s decision in its 2014-15 Budget to terminate the NP Agreement on Certain Concessions for Pensioner Concession Card and Seniors Card Holders from 1 July 2014. New South Wales will receive $103 million under the NP in 2013-14.

The NP covered rebates made available to all Pensioner Concession Card holders for local government rates including land, water and sewerage, energy, motor vehicle registration and public transport concessions to NSW and interstate Seniors Card holders.

7 - 12	Budget Statement 2014-15

The Commonwealth’s contribution to the provision of certain concessions to pensioners dates from the 1993 agreement that certain concessions would be provided by the states to all Pension Concession Card holders.

New South Wales will assume the Commonwealth Government’s responsibilities in relation to the funding of concessions for one year only in 2014-15. The NSW Government will negotiate with the Commonwealth Government ahead of as well as through the White Papers process to determine funding from 2015-16 onwards. The decision to cut funding for pensioners and concessions was made by the Commonwealth Government without consultation or warning. Decisions like these highlight the lack of funding certainty and the need for a less uncertain approach to financial relations between the Commonwealth and the states.

This category also includes the reimbursement payments for Natural Disaster Relief and Recovery, which declined from $473 million in 2013-14 to $94 million in 2014-15.

Table 7.7 lists some of the major National Partnership, Implementation Plan and Project Agreements between New South Wales and the Commonwealth Government.

7.4 GST Revenue

While GST is a Commonwealth Government tax, all revenue is distributed among states according to the principle of horizontal fiscal equalisation (HFE).

The Commonwealth Grants Commission’s (CGC) current definition of HFE is that each state, after taking into account physical, economic and demographic influences on its capacity to raise revenue and its costs of providing services and infrastructure, should have the fiscal capacity to provide the national average standard of services and infrastructure, assuming it imposes state taxes at national average rates and operates at national average levels of efficiency.

States that are assessed to have above Australian average per capita capacity to raise revenue or below average Australian per capita costs of providing services and infrastructure receive below per capita amounts of Commonwealth Government GST revenue payments to equalise fiscal capacities, and vice versa.

NSW GST revenue forecasts are based on three components: the New South Wales share of the Australian population, the size of the GST pool, and NSW GST relativity. Expected GST revenue payments to New South Wales in the four years to 2016-17 are slightly higher than forecast in the 2013-14 Budget.

Budget Statement 2014-15	7 - 13

NSW GST relativity is projected to decline over the forward estimates as NSW economic performance relative to other states improves and the resources boom’s boost to the relative revenue raising capacity of Western Australia and Queensland wanes. GST pool projections and state population projections underlying NSW GST revenue projections are based on Commonwealth Government Budget projections.

Table 7.5 shows the extent and components of the revision to NSW GST revenue payments since the 2013-14 Budget.

Table 7.5:	GST Revenue Payments to New South Wales(a)

	2012-13	2013-14		2014-15	2015-16	2016-17	2017-18	Total: 4
	Actual	Budget	Revised	Budget	Forward estimates			years to
	$m	$m	$m	$m	$m	$m	$m	2016-17
2013-14 Budget	14,744	15,558	na	16,278	17,033	17,594		66,463
Change due to:
2012-13 adjustment			117	—	—	—		117
Change in population			—	—	—	—		—
Change in pool			37	113	134	188		471
Change in relativities			—	—	—	—		—

2013-14 Half-Yearly Review	14,744	15,558	15,712	16,391	17,167	17,782		67,051
Change due to:
Change in population			24	28	31	32		115
Change in pool			108	162	239	344		853
Change in relativities			—	177	149	122		448

2014-15 Budget	14,744	15,558	15,844	16,758	17,586	18,279	18,928	68,467
Change since 2013-14 Budget			286	480	553	685		2,004

(a)	Includes prior year adjustments.

NSW GST revenue payments are higher than the estimates in the 2013-14 Budget reflecting the net outcome of:

•	a minor upward revision to the New South Wales population share, based on Australian Bureau of Statistics (ABS) population estimates

•	a modest upward revision to the size of the total GST pool in the Commonwealth Government’s 2014-15 Budget

•	an increase in the New South Wales share of the pool from the latest relativity calculations.

7 - 14	Budget Statement 2014-15

The GST Pool

The GST has not proved to be as buoyant and stable a source of revenue as initially expected. From 2007-08, structural changes in household consumption have led to a step down in GST collections and a reduction in GST growth.

Chart 7.4 shows GST revenue as a proportion of GDP. In the period 2000-01 to 2007-08 GST revenue averaged 3.8 per cent of GDP. However, in the five years to 2012-13, GST revenue has averaged only 3.4 per cent of GDP. If GST revenue had remained at 3.8 per cent of GDP over the period 2008-09 to 2012-13, states would have received an additional $29 billion in GST revenue.

Chart 7.4:	GST as a proportion of GDP, 2000-01 to 2012-13

Source: ABS, Australian National Accounts, December 2013, (5206.0).

Chart 7.5 shows the decrease in Australia’s household consumption ratio since the introduction of the GST in 2000-01, leading to an absolute loss in GST revenue to the states. From an average of 97.5 per cent in the eight years to 2007-08, the household consumption ratio has averaged 89.3 per cent in the five years to 2012-13. Even allowing that some of the significant recent decrease in spending (and an increase in net saving) may be a temporary precaution due to persistent global uncertainty, stabilisation of the consumption ratio at lower levels than in the early 2000s will mean a permanent downward adjustment to GST collections.

Budget Statement 2014-15	7 - 15

Chart 7.5:	Household Net Saving and Consumption Ratio

Source: ABS, Australian National Accounts, December 2013, (5206.0).

In addition to the falling household consumption ratio, the share of GST-taxable consumption has also been falling.

Since 2000-01, prices of GST-taxable goods and services have grown at around half the rate of prices of non-taxable goods and services. Non-taxable goods and services include health, education, basic food and charitable supplies. GST is not levied on residential rents and financial services, but suppliers of these products and services are generally not able to claim a credit for GST paid on production inputs. The slower price growth for GST-taxable goods and services compared to non-taxable goods and services is expected to have an ongoing dampening effect on the growth in the GST pool.

Box 7.2:	The GST Low Value Threshold

The $1,000 low value threshold is much higher than comparable countries such as Canada. This high threshold produces an unfair advantage to overseas retailers compared to Australian retailers and reduces GST revenue available to the states. The increasing popularity of online purchases from international retailers makes this a pressing issue.

In 2012, the Commonwealth Government’s GST Distribution Review recommended that the threshold should be lowered as soon as practicable to protect the GST revenue base from being eroded by international internet purchases. The NSW Government agrees that a reduced low value import threshold would help maintain the GST revenue base and provide greater competitive neutrality between overseas and domestic retailers.

The Council on Federal Financial Relations met on 28 March 2014 and agreed to consider the business case to reduce the GST low value threshold. New South Wales has taken an active role in considering how this can be administered in the most efficient and cost-effective way.

Any change to the GST low value threshold requires the support of all states and territories and GST legislative amendments need the agreement of the Commonwealth Parliament.

7 - 16	Budget Statement 2014-15

New South Wales’ GST Relativity

The CGC assesses states’ revenue raising capacities and spending and investment needs against national averages every year, using assessment methods that are usually reviewed every five years. The annual updates of state GST revenue sharing relativities involve rolling forward the three year period used to produce the relativity to be applied for the following financial year and incorporating the latest data available for the other two years. The relativity is used to weight a state’s population, and the state’s GST share is determined by the state’s share of the total Australian weighted population.

2014 Update

The CGC’s 2014 Update Report on GST Revenue Sharing Relativities published in March 2014 recommended the GST revenue sharing relativities based on the assessment years 2010-11, 2011-12 and 2012-13 to be applied to the GST pool in 2014-15.

Table 7.6 shows the major assessments that changed NSW GST relativity in the CGC’s 2014 Update.

Table 7.6:	2014 Update – Major Changes in NSW Relativity

Assessment	$ million	Reasons for change
Mining revenue	130	Strong growth in the value of production of iron ore was not matched by the increase in the value of production of export coal. This reduced NSW relative capacity to raise revenue from mining royalties.

Census Socio-economic status	106	Census 2011 data show relatively more disadvantaged people in the NSW population than in the 2006 Census. As these people tend to use public services more intensively, this increases NSW expenses.

Payroll tax	82	Below average growth in private sector payrolls reduced NSW relative capacity to raise revenue from payroll tax.

Investment	(80)	Increasingly below average population growth reduced New South Wales’ relative need for infrastructure investment, according to the CGC’s assessment.

Wage levels	(64)	New South Wales wage levels are growing slower than the national average, reducing NSW expenses.

Other assessments	(29)

Total relativity change	145

Source:	Commonwealth Grants Commission (CGC), Report on GST Sharing Relativities—2014 Update, pp. 13 and 89.

Budget Statement 2014-15	7 - 17

NSW share of the national GST pool for 2014-15 is 31.2 per cent, slightly higher than the 2013-14 share of 31.0 per cent, but lower than the estimated New South Wales share of national population of 31.9 per cent.

Chart 7.6 shows that since the introduction of the GST, New South Wales has consistently received a relativity of less than one, resulting in GST revenue payments less than NSW’s population share. New South Wales’ relativity for 2014-15 is the highest on record, but this is expected to decline over the forward estimates as NSW economic performance relative to other states improves.

Chart 7.6:	New South Wales Per Capita Relativity(a)

(a)	The relativities prior to 2010-11 were calculated based on a five year moving average of annual assessments. In the 2010 Review, the Commission decided to calculate the relativities based on a three year moving average of annual assessments.

Prior to 2009-10, the pool was a combined pool of GST revenue and health care grants. This table is derived on the basis of a pool comprising GST revenue only.

Source:	Commonwealth Grants Commission (CGC), Report on GST Sharing Relativities — 2014 Update, p. 110.

GST Redistribution

The redistribution of GST revenue between the states resulting from HFE is most commonly measured by comparing state GST revenue payments with the amount states would have received had the payments been based on state population shares, or equal per capita (EPC). Chart 7.7 shows this total redistribution since the GST was introduced in 2000-01.

7 - 18	Budget Statement 2014-15

Chart 7.7:	GST Redistribution – Actual Payments(a) Compared to Equal per Capita Payments 2000-01 to 2014-15

(a)	Based on GST payments in the relevant year, including adjustments for prior years.

Source:	Commonwealth Government, Final Budget Outcome various years and 2014-15 Budget

Since the introduction of the GST in 2000-01, New South Wales has received GST revenue payments that are approximately $17.8 billion less than its population share. Victoria and Western Australia have also received less than their population share of GST revenue payments, while the other states have received GST revenue payments in excess of their population shares.

Box 7.3:	Commonwealth Grants Commission (CGC) 2015 Review

In the 2015 Review the CGC is reviewing the methods it uses to assess state financial capacities to deliver the average standard of services and associated infrastructure on the basis that states make average efforts to raise revenue and operate at average levels of efficiency.

Given the short time frame for the Review, the Commission has taken the 2010 Review methods as its starting point with adaptations to changing circumstances and/or improvements to the methods.

As noted in past NSW Budget Papers, and submissions to the 2015 Review, New South Wales has long argued that the current form of HFE:

•

reduces incentives for states to undertake economic reform and improvements in revenue raising capacity or service delivery – if such changes reduce the ‘disabilities’ that gain states a higher share of GST revenue

•	places too much emphasis on equality between states without regard to the impact on the flow of labour and other resources to uses that maximise Australia’s welfare

•	is complex, heavily dependent on judgement, and lacking the transparency necessary to ensure its outcomes are consistently accepted by states

•	produces unacceptably large year-to-year variations, often related to data revisions, in a key revenue source for states.

Budget Statement 2014-15	7 - 19

New South Wales considers that the GST revenue should be distributed to the states on an equal per capita (EPC) basis, with the Commonwealth providing additional funds to fiscally weaker states so that no state is worse off. An EPC distribution is administratively simple, transparent and more predictable. It is more contemporaneous than the current system and the outcomes are relatively stable over time. An EPC distribution would not have the data requirements of the current system. Importantly an EPC system is policy neutral, providing no disincentives for tax or service delivery reform.

New South Wales has made two major submissions to the CGC 2015 Review.

The first submission was provided to the Commission in July 2013. It explained New South Wales views on the Commonwealth Government’s GST Distribution Review methodology recommendations and other assessments needing particular attention in the 2015 Review.

While New South Wales still believes that the GST distribution system should be fundamentally changed, the second submission provided in January 2014 addressed the issues specifically raised by the Commission which proposed assessments that keep with the current system of HFE.

Key points of the New South Wales second submission included:

•

the CGC should move to a ‘holding cost’ approach to the infrastructure assessment which focuses on states’ primary role of providing services – a flow concept – rather than the current ‘direct’ approach

•	New South Wales does not agree with including housing and transport PTEs in HFE as this represents a further step in expanding the scope of HFE over the last two reviews

•	the CGC should cease the use of discounts where the conceptual case or data are not sufficiently robust to support a differential assessment

•

the Commission should assess schools expenses, including NERA funding, on an equal per capita basis, as it does not appear possible to design a differential assessment that both reflects what states do, and will not unwind NERA loadings

•

support for a grouping approach for the treatment of mining revenues, however New South Wales does not support an arbitrary discount to the mining revenue assessment to allow for perceived inadequacies in assessing state spending in support of the mining industry.

The Draft Report is expected to be released in June 2014. The Review will release its Final Report in February 2015, with the methods it determines used to calculate GST relativities to apply in 2015-16 and subsequent years.

7.5 COAG Reform Agenda – Looking Ahead

The 2014-15 Commonwealth Budget demonstrated how unilateral decisions can lead to volatility and uncertainty in state revenue, with implications for a state’s ability to continue to provide its service delivery obligations. It is vital that governments at both levels can reliably and consistently fund essential services both now and into the future without being subject to volatility caused by unexpected changes to funding decisions.

7 - 20	Budget Statement 2014-15

New South Wales is committed to working with COAG to develop meaningful agreements that are underpinned by efficient, sustainable and certain funding arrangements. For this to occur, the White Papers on the Reform of the Federation and Tax Reform must establish a new approach to resolving the mismatch in revenue raising capacity and expenditure responsibilities between the Commonwealth and the states to facilitate full control and accountability for respective areas of responsibility.

In addition to the White Papers, COAG is focusing efforts in 2014 on infrastructure reform, implementing the Asset Recycling NP, Indigenous affairs, deregulation, the National Disability Insurance Scheme and National Injury Insurance Scheme and the proposed new Commonwealth Government Paid Parental Leave Scheme.

Infrastructure Reform

At its meeting on 2 May 2014, COAG noted that investment in infrastructure to improve productivity and unlock economic growth, including in regional economies, is a priority for all governments. To this end, all governments signed a new agreement on Asset Recycling (see Box 7.4). The NP follows the successful implementation of asset recycling in New South Wales.

More broadly, COAG is expected to continue to progress reforms to accelerate and improve the selection and delivery of infrastructure, to promote greater private investment in infrastructure and to benchmark infrastructure delivery to encourage ongoing improvements. New South Wales supports the right infrastructure being built at the lowest possible cost. To that end, the NSW Government led the way through assessing the merits of infrastructure priorities through Infrastructure NSW.

Budget Statement 2014-15	7 - 21

Box 7.4:	National Partnership Agreement on Asset Recycling

New South Wales strongly supports the NP Agreement on Asset Recycling agreed by COAG on 2 May 2014 which complements the recent success of the NSW Government in selling assets and reinvesting the proceeds in productive infrastructure. The Agreement recognises the crucial role of infrastructure in driving national productivity and competitiveness, and will facilitate achievement of:

•	reduced funding constraints for additional infrastructure investment

•	increased economic activity, employment and improved living standards

•	enhanced productive capacity of the economy.

Under the Agreement the Commonwealth will provide incentive payments to states to privatise assets and reinvest proceeds into productive new infrastructure. The specific asset sales and investments that will qualify will be negotiated between the Commonwealth and each state government.

The total payment by the Commonwealth Government for each infrastructure project will be calculated as 15 per cent of the proceeds received by the states from the divestment of the asset(s), multiplied by the proportion of those proceeds reinvested by the state in additional infrastructure investment. The contribution will be paid in two instalments:

•	an initial payment of 50 per cent of the book value of net assets will be paid at commencement of the tender process to divest the asset

•	a final payment at completion of divestment and commencement of construction of agreed infrastructure projects.

This agreement will provide additional financial incentives for states to recycle capital to deliver infrastructure within a framework first developed and put forward by New South Wales.

Indigenous Affairs

At its meeting on 2 May 2014, COAG agreed the new five-year target of Closing the Gap between Indigenous and non-Indigenous school attendance. COAG also agreed to work more closely with Indigenous communities and take practical approaches to target action and investment to agreed local priorities.

New South Wales strongly supports working collaboratively with Indigenous communities and is committed to devolving decision making to Indigenous communities. NSW’s Local Decision Making initiative is based on evidence that service delivery outcomes are enhanced through community-led processes that enable Aboriginal communities to take ownership and determine the types and level of services delivered in their communities. With regard to school attendance, New South Wales already has Aboriginal Student Liaison Officers working specifically with Aboriginal students and their communities to improve attendance.

7 - 22	Budget Statement 2014-15

Deregulation

At its meeting on 2 May 2014, COAG recognised the ongoing priority for all governments to reduce red tape. COAG agreed to focus on addressing the regulatory burden which affects small business. Each jurisdiction undertook to target specific industry sectors and to propose reforms to reduce regulation to the next COAG meeting. New South Wales will focus on regulations affecting cafes and restaurants, housing construction, clothing retail, road freight and university sectors. Further action in the manufacturing sector was also agreed and New South Wales specifically undertook to work to reduce red tape in print manufacturing.

The NSW Government is committed to helping large and small businesses to operate in an environment with minimal regulation. The NSW Government remains committed to its red tape reduction agenda, and in this Budget notes a number of reforms that have been introduced to increase the flexibility and adaptability of the NSW economy by reducing regulatory constraints (see Budget Paper 2, Chapter 3). New South Wales, along with Queensland, is investigating the possibility of transferring responsibility for university regulation to the Commonwealth.

National Disability Insurance Scheme and National Injury Insurance Scheme

On 2 May 2014, COAG reiterated the support of all governments to the full-scheme roll-out of the NDIS, which will be informed by trials. COAG noted recent reports from the NDIS Board that costs in the trials are coming down.

New South Wales is already advancing reforms to support NDIS readiness, including expanding access to individualised supports through Ready Together funding.

COAG is also advancing work on the state-based National Injury Insurance Scheme, which by 2018 is intended to provide no-fault lifetime care and support for all people catastrophically injured (e.g. multiple amputations, severe brain injury) in motor vehicle, workplace, medical or general accidents (e.g. falls, sport, victims of crime).

New South Wales already provides no-fault care for catastrophic injuries from motor vehicle and work accidents, and medical misadventure cases where negligence can be established are currently covered by doctors’ and hospitals’ insurance. Additional funding sources will need to be identified for medical misadventure cases arising where fault cannot be demonstrated, and for general accidents.

Budget Statement 2014-15	7 - 23

Commonwealth Government Paid Parental Leave Scheme

On 2 May 2014, COAG considered a funding model for states’ and territories’ financial contribution to the proposed new national Paid Parental Leave Scheme for payments related to public servants. COAG agreed the final model will involve no additional net cost to the states, and noted the scheme details will be settled following passage of Commonwealth legislation.

NSW awards currently provide public sector employees with 14 weeks of paid maternity leave at full pay (including superannuation), with no salary cap. Mothers are entitled to paid leave if they have 40 weeks of continuous service. There is flexibility to extend leave entitlements to 28 weeks by taking leave at half pay. Fathers are eligible for one week of paid leave.

New South Wales is expecting close engagement with the Commonwealth in developing the implementation model for the scheme. Final implementation arrangements for NSW public servants, including the interaction of the scheme with existing state Industrial Award provisions will be determined once Commonwealth Government legislation is finalised.

Table 7.7:	Major National Partnership Agreements

Agreement	2013-14 Revised $m	2014-15 Budget $m	Purpose
Health

Essential Vaccines	73	70	Cost effective delivery of immunisation programs, reducing the incidence of vaccine preventable diseases in the population.

Health and Hospital Infrastructure – Regional Priority Rounds Projects	143	214	Redevelopment of selected regional hospitals in New South Wales. Project examples include the partial redevelopment of the Dubbo Base Hospital (new and refurbished facilities) and the redevelopment of the Wagga Wagga Base Hospital to increase acute and emergency capacity.

Public Dental	50	39	To help alleviate pressures on public dental waiting lists. This NP replaces the previous Commonwealth Government dental plan.

Supporting Mental Health Reform	14	14	To deliver improved health, social, economic and housing outcomes for individuals in New South Wales with severe and persistent mental illness by addressing service gaps and preventing ongoing cycling through the State mental health system.
Education

Early Childhood Education	65	142	To improve the delivery of universal access to quality early childhood education in the year before schooling, including for Indigenous and disadvantaged children. This includes a recently signed NP which extends funding.

7 - 24	Budget Statement 2014-15

Agreement	2013-14 Revised $m	2014-15 Budget $m	Purpose
More Support for Students with Disabilities	19	14	To provide better support for NSW students with disabilities via targeted funding for schools and teachers. This NP is expected to lapse from 2015 when the disability loading under the new NERA is finalised.

Trade Training Centres in Schools	3	16	To provide NSW students access to high quality, industry-standard trade training facilities. This will encourage NSW students to complete school studies, and create opportunities for further education and training and future employment.

Skills and Workforce Development

Skills Reform	97	121	To reform the Vocational Education and Training (VET) system to help deliver a productive and highly skilled workforce which contributes to Australia’s economic future, and enable all working age Australians to develop the skills and qualifications needed to participate effectively in the labour market.

Community Services

Pay Equity for Social and Community Services sector	11	12	To assist eligible Service Provider’s ability to meet increased wages under the Pay Equity Orders.

Transitioning Responsibilities for Aged Care and Disability Services	56	63	To provide cross billing arrangements between the Commonwealth and New South Wales for disability and aged care services.

Housing

Homelessness (recurrent)	39	30	To sustain the commitment to reducing homelessness for NSW in 2014-15 through a new transitional (one year) agreement.

Remote Indigenous Housing	45	61	To facilitate significant reform in the provision of housing for Indigenous people in remote communities and to address overcrowding, homelessness, poor housing conditions and severe housing shortages.

Transport

Interstate Road Transport	36	36	To provide funding that is equal to total revenue received from registrations made under the Federal Interstate Registrations Scheme for interstate roads.

National Land Transport	1,961	1,362	To assist economic and social development regionally and nationally by providing funding for rail and road infrastructure.

Nation Building Transport Blackspots	21	19	To improve the safety of road sites which have been identified as high risk areas for serious crashes.

Budget Statement 2014-15	7 - 25

Agreement	2013-14 Revised $m	2014-15 Budget $m	Purpose
Environment

Murray-Darling Basin	15	15	To ensure that Murray-Darling Basin water reforms are implemented in the national interest of a healthy working river system, strong communities and sustainable food and fibre production.

Water for the Future	62	115	To promote more efficient water use and help prepare communities for climate change.

Other

Natural Disaster Relief and Recovery	473	94	To assist with the relief and recovery assistance following eligible natural disasters.

Legal Assistance Services	64	65	To help deliver a national system of legal assistance that is integrated, efficient and cost effective, and focused on providing services for disadvantaged individuals in accordance with access to justice principles of accessibility, appropriateness, equity, efficiency and effectiveness.

Natural Disaster Resilience	3	10	Assists NSW communities in building resilience and self-reliance to natural disasters.

7 - 26	Budget Statement 2014-15

Table 7.8:	Expiring and Discontinued National Partnership Agreements

Agreement	NP Achievements
Health(a)

Improving Public Hospital Services NP	The Agreement has helped to drive major improvements in public hospital service delivery. It has improved patient access to public hospital services and increased the volume and quality of elective surgeries, emergency department attendances and sub-acute care capacity.

In 2013-14, New South Wales is to receive $204 million in funding for sub-acute beds and $7.2 million in reward funding for elective surgery.

The Agreement was due to expire in June 2017.

Preventive Health NP	The Agreement has helped to support the delivery of programs in New South Wales aimed at addressing the rising incidence of lifestyle related chronic diseases. In 2013-14, New South Wales is to receive $17 million.
The Agreement was due to expire in June 2018.

Financial Assistance for Long Stay Older Patients NP	The Agreement has allowed New South Wales to continue to support initiatives aimed at improving and expediting transition by older Australians to appropriate long term care and to provide hospital avoidance programs for older people.

In 2013-14, New South Wales is to receive $36 million.

The Agreement was due to expire in June 2014.

Improving Ear Health Services for Indigenous Australian Children PA	This Agreement has helped to support the better diagnosis, treatment and management of ear disease in Indigenous children through the delivery of additional surgical services, clinical leadership programs and Ear, Nose and Throat services for this cohort.

In 2013-14, New South Wales is to receive $100,000.

The Agreement expired in June 2013 but the funding was received in 2013-14.

Education and Skills(b)

TAFE Fee Waivers for Childcare Qualifications NP	The Agreement has helped to support and sustain a highly qualified early childhood education and care workforce, including in remote and disadvantaged areas of New South Wales. The initiatives under the NP seek to address workforce issues under the Early Childhood Education National Quality Framework.

In 2013-14, New South Wales is to receive $5.8 million.

The Agreement was due to expire in December 2014.

Training Places for Single and Teen Parents NP	The Agreement has enabled New South Wales to offer eligible single and teenage parents in receipt of Parenting Payments the opportunity to enrol in training courses with approved Registered Training Organisations within reasonable proximity to them.

In 2013-14, New South Wales is to receive $8.5 million.

The Agreement was due to expire in December 2015.

Budget Statement 2014-15	7 - 27

Agreement	NP Achievements
Joint Group Training Program PA	The Agreement has assisted Group Training Organisations to implement strategies and initiatives that encourage and improve commencements and completions of Australian Apprenticeships.

Strategies have included targeting disadvantaged people such as Indigenous Australians, mature age trainees (45+), youth at risk, people from culturally and linguistically diverse backgrounds, people with disabilities and women in non-traditional trades, thereby providing opportunities for these groups to participate in the workforce.

In 2013-14, New South Wales did not receive any Commonwealth funding.

The Agreement was due to expire in November 2013.

Youth Attainment and Transitions NP	The Agreement has helped to support the increase in the educational engagement, attainment and successful transitions of young people to further education, training and employment. This has also included contributing to improving Indigenous engagement and closing the gap in Indigenous attainment.

In 2013-14, New South Wales is to receive $15 million.

The Agreement was due to expire in December 2013 with funding to expire in June 2014.

Environment

Great Artesian Basin Sustainability Initiative NP	The Agreement has allowed New South Wales to continue to work on the repair of uncontrolled artesian bores, and the replacement of wasteful open earth bore drains with piped water reticulation systems in the Basin. This has aided water savings and water pressure recovery.

In 2013-14, New South Wales is to receive $12 million.

The Agreement was due to expire in June 2014.

Pest and Disease Preparedness and Response Programs Other Exotic Disease Preparedness Program (Schedule G) and Wildlife Exotic Disease Preparedness Program (Schedule H)

The Agreements have contributed to the delivery of projects that support programs aimed at pest and disease preparedness and response programs and surveillance activities, as well as supporting the development of technologies and strategies to prevent, control or eradicate disease, specifically in wildlife and feral animals.

In 2013-14, New South Wales is to receive $300,000.

The Agreement was due to expire in June 2018.

7 - 28	Budget Statement 2014-15

Agreement	NP Achievements
Other

Certain concessions for Pensioner Concession Card and Seniors Card Holders NP	The Agreement has helped to contribute to the provision of certain concessions to Pensioner Concession Card holders and designated public transport concessions to out-of-state Seniors Card holders on the same basis as they are provided to resident Seniors Card holders.

The NP covers those rebates made available to all Pensioner Concession Card holders for local government rates including land, water and sewerage; energy; motor vehicle registration and public transport concessions.

In 2013-14, New South Wales is to receive $103 million.

The Agreement was due to expire in June 2016. (c)

(a)	The Commonwealth Government has deferred commencement of the Adult Public Dental Services NP until 1 July 2015.

(b)	The Commonwealth Government has stated that a review of the Universal Access to Early Childhood Education NP ($65.4 million in 2013-14) and the National Quality Agenda for Early Childhood Education and Care NP ($8.5 million in 2013-14) is scheduled for 2014. Provision has been made in the Commonwealth’s Contingency Reserve for additional funding in 2014-15 and 2015-16 for the Universal Access to Early Childhood NP and 2015-16 for the National Quality Agenda for Early Childhood Development, subject to negotiations with the States.

(c)	The Commonwealth Government’s contribution to the provision of certain concessions to pensioners dates from the 1993 agreement whereby certain concessions would be provided by the States to all Pension Concession Card holders.

Budget Statement 2014-15	7 - 29

Chapter 8:	Liability and Asset Management

•

General government net debt is forecast to fall from $11.9 billion in June 2013 to $8.6 billion in June 2014. The divestment of port assets, higher investment returns and an improved Budget result for 2013-14 have increased cash and financial assets, improving the net debt position.

•

As a percentage of Gross State Product (GSP), general government net debt is forecast to to be around 2.5 per cent across the forward estimates, compared to levels of around 3.5 per cent forecast in the 2013-14 Budget.

•

General government net financial liabilities peaked at 13.2 per cent of GSP in June 2013 and are forecast to fall to 8.7 per cent by June 2018, largely due to ongoing accounting valuation adjustments to superannuation liability estimates.

•

Amendment to the AASB 119 Employee Benefits accounting standard took effect in 2013-14 and increased reported superannuation expenses across the forward estimates. There is no impact on cash funding requirements and the Government will still fully fund superannuation liabilities by 2030.

•

Net worth is forecast to increase by $50.1 billion from June 2014 to June 2018, as a result of large and ongoing increases in the value of infrastructure, property and other non-financial assets in the general government and public non-financial corporation sectors.

•

Funds held in Restart NSW have increased following the divestment of port assets and the receipt of income from Waratah bonds. Restart NSW will continue to finance infrastructure projects to enhance key service delivery.

•

Reform of funds management activities will amalgamate $65 billion in State financial assets into Treasury Corporation NSW (TCorp), creating a top 10 Australian investment manager, based on funds under management.

8.1 Introduction

The strength of State finances is measured by fiscal outcomes for each year and the accumulated financial position from prior years. Balance sheet aggregates in this chapter present the accumulated impact of past decisions at a point in time, as well as the estimated impact of current budget settings.

Net debt is defined as gross debt (borrowings and finance leases, deposits, advances received and other loans) less the value of cash, financial assets and advances paid. Net debt, and its relationship to revenues, is widely used as an indicator of the strength of State finances.

Net financial liabilities, which combines net debt with other financial liabilities such as unfunded superannuation, gives a broader measure of the health of State finances. Net worth measures the value of all financial and non-financial assets, less the value of all liabilities.

Budget Statement 2014-15	8 - 1

8.2 General Government Sector

Net Debt and Net Financial Liabilities

General government sector liabilities consist mostly of borrowings and liabilities for insurance, employee leave and unfunded superannuation. Financial assets are held by the State to fund and manage a number of these liabilities. Table 8.1 sets out details on net debt and net financial liabilities for the sector.

Table 8.1:	General Government Sector – Net Debt and Net Financial Liabilities

	June 2013	June 2014	June 2015	June 2016	June 2017	June 2018
	Actual	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m
Financial Liabilities
Gross Debt
Borrowings	29,060	31,158	32,001	32,823	33,497	34,016
Deposits	1,072	114	106	102	101	100
Advances Received	725	713	765	815	750	678
Superannuation Provisions(a)	40,327	37,425	31,169	29,097	26,986	26,373
Insurance Claims(b)	8,486	9,160	9,437	9,799	10,188	10,606
Other Provisions	1,921	2,533	2,368	2,281	2,267	2,273
Leave Entitlements	9,344	9,370	9,137	9,007	8,982	9,069
Other Employee Provisions	255	455	444	456	457	459
Tax Liabilities(c)	655	605	729	709	684	680
Payables	4,689	4,605	4,708	4,357	4,439	4,531
Other Liabilities	1,989	1,766	1,661	1,642	1,604	1,564

	98,523	97,905	92,525	91,087	89,956	90,350

Financial Assets
Cash/Cash Equivalent Assets	8,967	12,192	8,546	7,437	7,360	8,174
Financial Assets (Fair Value)	9,071	10,260	10,936	11,556	12,127	12,762
Advances Paid	913	960	1,026	1,098	1,125	1,115
Tax Assets(c)	5,779	5,571	5,491	5,603	5,762	5,902
Receivables	6,492	6,410	6,791	6,137	6,020	5,869
Equity(d)	4,338	4,288	4,267	4,248	4,231	4,209

	35,560	39,682	37,058	36,080	36,626	38,030

Net Debt	11,907	8,572	12,364	13,649	13,736	12,744

% of GSP	2.5	1.7	2.4	2.5	2.4	2.1

Net Financial Liabilities	62,963	58,222	55,467	55,007	53,331	52,320

% of GSP	13.2	11.8	10.7	10.1	9.3	8.7

(a)	Superannuation estimates are based on the AASB 119 accounting standard.
(b)	Insurance liabilities are not disclosed separately in the general government balance sheet in Chapter 10. Instead, these liabilities are either classified under Employee Provisions or under Other Provisions.
(c)	Tax assets and liabilities reflect Public Non-financial Corporation Sector transactions and obligations under the National Tax Equivalent Regime and are eliminated in consolidated whole-of-government accounts.
(d)	Excludes equity investment in other NSW public sector entities.

8 - 2	Budget Statement 2014-15

Net debt is forecast to fall from $11.9 billion in June 2013 (2.5 per cent of GSP), to $8.6 billion in June 2014 (1.7 per cent of GSP), before increasing back to around 2.5 per cent for most of the remainder of the forward estimates, as shown in Table 8.2.

Forecast net debt across the forward estimates are around 1 per cent lower compared with levels of around 3.5 per cent of GSP forecast in the 2013-14 Budget.

Table 8.2:	General Government Sector Net Debt – Budget forecasts for 2014-15 compared to Budget forecasts for 2013-14

	June 2013	June 2014	June 2015	June 2016	June 2017	June 2018
	$m	$m	$m	$m	$m	$m
2013-14 Budget	13,032	15,720	18,199	19,873	20,323	n.a.
% of GSP	2.8	3.2	3.5	3.6	3.5	n.a.
2014-15 Budget	11,907	8,572	12,364	13,649	13,736	12,744
% of GSP	2.5	1.7	2.4	2.5	2.4	2.1

Change	(1,125)	(7,148)	(5,835)	(6,224)	(6,587)	n.a.

% Change (GSP)	0.3	1.5	1.1	1.1	1.1	n.a.

The reduction in the net debt position expected at June 2014 reflects the divestment of ports assets and higher investment returns as well as an improved budget result. The Budget has benefited from both stronger State revenues and higher grants from the Commonwealth Government.

Net financial liabilities are also forecast to be lower in the year ending June 2014 with falls in unfunded superannuation liabilities adding to the impact of lower net debt during the year. The fall in unfunded superannuation liabilities reflects accounting based valuation movements in accordance with the AASB 119 Employee Benefits accounting standard as well as the combined impact of funding contributions, benefit payments and extra earnings on superannuation assets in 2013-14.

Over the four years to June 2018, net financial liabilities are expected to continue to fall. As a percentage of GSP, net financial liabilities peaked at 13.2 per cent in June 2013 and are forecast to fall to 8.7 per cent by June 2018. This fall is largely due to ongoing accounting based valuation adjustments to superannuation liability estimates.

Budget Statement 2014-15	8 - 3

Chart 8.1:	General Government Net Debt Trend

As shown in Chart 8.1, forecast net debt in the budget and forward estimates periods has trended downwards each year since the 2012-13 Budget. From a peak net debt forecast of $21.8 billion for 2015-16 forecast in the 2012-13 Budget, the net debt forecast fell to a peak of $20.3 billion for 2016-17 in the 2013-14 Budget which has subsequently reduced to $13.7 billion in the current Budget.

These falls reflect ongoing reductions in borrowings in 2012-13 as well as increased holdings of cash arising from better than expected budget outcomes and asset divestment over the last two years.

8 - 4	Budget Statement 2014-15

Borrowings

General government sector gross borrowings are forecast to rise from $29.1 billion in June 2013 to $31.2 billion in June 2014 and to $34.0 billion by June 2018. The forecast rise reflects borrowings made to finance capital expenditure, including the issuance of Waratah bonds going directly to Restart NSW.

Gross borrowings also reflect a number of finance leases, which are used to fund transport, legal, health and education assets. The total value of finance leases is forecast to fall from around $3.1 billion in 2012-13 to $2.8 billion by 2017-18.

Borrowings are also made by agencies, including Transport for NSW, the Office of Finance and Services, the Minister Administering the Environmental Planning and Assessment Act and the Barangaroo Delivery Authority.

General government sector borrowings are mostly made centrally by the State under arrangements with NSW Treasury Corporation (TCorp). These borrowings are used to manage operating cash flows and balance sheet aggregates and to finance capital expenditure.

TCorp, as debt manager, operates to agreed debt benchmarks in managing borrowings on behalf of the State, with benchmarks based on minimising the market value of debt and keeping debt costs within specified risk constraints.

Cash

The $12.2 billion in cash forecast for June 2014 is around $3.2 billion above June 2013 levels and around $5.8 billion higher than forecast in the 2013-14 Budget. This increase reflects business asset divestment proceeds as well as a better than expected cash operating result.

Table 8.3 outlines how capital expenditure is being funded from the combination of cash operating surpluses, asset sales and borrowings. The buildup of cash from the divestment of port and electricity assets in 2013 and 2014 will be drawn down by future Restart commitments.

The combination of asset proceeds and cash operating surpluses has led to a lower borrowing requirement to finance capital expenditure in the Budget and forward estimates periods.

Budget Statement 2014-15	8 - 5

Table 8.3:	General Government Sector Capital Program – Sources of funds

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	$m	$m	$m	$m	$m	$m
Purchases of Non-Financial Assets	7,056	8,667	10,069	9,377	9,369	9,203
Finance leases	709	122	113	113	108	110
Capital Expenditure	7,765	8,789	10,182	9,489	9,477	9,314

Financed by:
Cash Operating Surplus	3,900	8,205	6,705	8,288	9,637	9,558
Non-Business asset sales	954	604	482	494	364	478
Business asset sales(a)	4,847	2,546
Net borrowings(b)	287	1,875	513	600	446	286
Other (including cash and investments)	(2,222)	(4,441)	2,482	107	(970)	(1,009)

(a)	Excludes proceeds recognised in the operating surplus.
(b)	Proceeds from borrowings less repayments, includes the issuance of Waratah Bonds.

The majority of the $9.3 billion capital purchases planned for 2014-15 are funded by in-year cash surpluses and by cash holdings.

The proportion of funding for capital expenditure has changed in the last four years, as shown below in Chart 8.2, where borrowings were used more extensively to fund capital purchases.

Chart 8.2:	General Government Sector Capital Program – 2010-11 and 2014-15

8 - 6	Budget Statement 2014-15

Interest Expense

Interest expense, excluding the unwinding of discounts on non-debt liabilities, is forecast to be stable over the forward estimates, increasing slightly from around $1.8 billion in 2013-14 to $1.9 billion in 2017-18. With lower borrowings now in prospect, interest expense in the forward estimates years has fallen below the levels expected in the 2013-14 Budget.

Chart 8.3 shows that interest expense as a percentage of budget revenue will fall below three per cent in 2013-14 and is expected to remain below that level over the budget and forward estimates periods.

Chart 8.3:	General Government Sector – Interest Expense(a) as a Percentage of Budget Revenue

(a)	Interest expenses in Chart 8.3 differ to interest expenses in Chapters 4 and 10 because the Chart excludes the cost of unwinding discounts on non-debt liabilities.

Budget Statement 2014-15	8 - 7

Yields on new bond issues over the next few years are forecast to remain below long term rates. Chart 8.4 illustrates the extent of the fall in 10 year bond yields from January 2011 when Commonwealth 10 year bond yields fell from over 5.5 per cent to less than 3 per cent before settling in a range mostly within the 3-4 per cent band from June 2013.

Chart 8.4:	NSW and Commonwealth 10 Year Bond Yields – 2010 to 2014

This fall has allowed TCorp to borrow long term at historically favourable rates, with NSW 10 year bond yields also falling from around 6 per cent in early 2011 to around 4 per cent currently. Over the past two years NSW 10 year bond yields have traded in a range between 3.75 per cent and 5 per cent.

Most of TCorp’s borrowings are long term at fixed rates. The fall in rates to below historical averages, in the current market, allows funds to be borrowed at attractive rates. Long-term financing is consistent with the long-term nature of capital expenditure.

8 - 8	Budget Statement 2014-15

Financial Assets

Financial assets are largely held for specific purposes and include assets held for Restart NSW and assets held to meet insurance and other obligations. Superannuation assets are not included in this measure but are separately recognised when netted off within the unfunded superannuation liability estimate.

Financial assets include cash holdings, and both short and long term investments. Restart NSW, which is dedicated for use in infrastructure projects, as outlined in Box 8.1 below, forms part of this balance. Restart NSW monies are held in cash and term deposits.

Box 8.1:	Restart NSW

Restart NSW was established in 2011 to promote economic growth and productivity by funding the delivery of priority infrastructure projects.

Funding for Restart is provided from a number of sources, including proceeds from:

•	asset sales

•	issuance of Waratah bonds and other borrowings

•	windfall tax revenues

•	funds received from investment, advances, appropriations and voluntary contributions.

The Government allocates Restart funding to projects on the advice of Infrastructure NSW. To date, investments from Restart NSW have focused on delivering the Government’s State Infrastructure Strategy commitments, especially those related to transport connectivity and productivity and regional infrastructure needs.

More detail on Restart NSW is provided in Chapter 2 of Budget Paper 4.

Investment funds are held by a number of agencies across the general government sector. The majority of these assets are invested in growth based portfolios to meet designated liabilities, principally for workers compensation, other insurance, dust diseases and long service payments in the construction industry.

These asset portfolios are designed to optimise returns and to reduce the level of future funding needed to meet liabilities over time. These portfolios, including SICorp’s Treasury Managed Fund (TMF), the Workers’ Compensation (Dust Diseases) Board and the Long Services Corporation, are generally managed by TCorp.

The level of financial assets held by SICorp is set to ensure its liabilities are fully funded. The Net Asset Holding Level Policy, introduced in March 2006 and amended in May 2013, requires SICorp to maintain financial assets for each insurance scheme (except the Home Warranty Insurance Fund) at between 105 to 115 per cent of liabilities. This requirement ensures liabilities are fully funded without the need for volatile demands on the State’s operating cash flows.

Budget Statement 2014-15	8 - 9

An annual funding adequacy assessment of SICorp assets is carried out as at 31 December each year to determine the appropriate level of assets required. Following the 2013-14 assessment, $905 million has been transferred to the consolidated fund. This reflects better than expected investment returns over the past year.

Box 8.2:	Funds Management Reforms

On 11 March 2014, The Treasurer and Minister for Finance and Services announced the Government would amalgamate the funds management activities of State financial assets worth $65 billion within NSW Treasury Corporation (TCorp), creating a top 10 Australian investment manager, based on funds under management.

The purpose of the amalgamation is to drive harmonisation in the State’s funds management arrangements by leveraging the substantial capabilities that exist across agencies. It is expected to deliver long-term financial and non-financial benefits to stakeholders via increased scale and a common administration platform, while delivering a “whole of portfolio” view of the financial assets for the State.

The amalgamation should see reductions in the costs associated with the administration of the funds under management and, beyond this, the potential for a sustained increase in overall investment returns in the centralised portfolio, over time.

Insurance

Table 8.4 shows insurance assets and liabilities for the general government sector.

Most public sector insurance arrangements are provided through the Treasury Managed Fund. A series of other schemes cover specific arrangements, including compensation for dust diseases and coverage for emergency services death and disability.

Insurance schemes are generally fully funded. Asset balances held at any one point in time take into consideration the possibility of poor investment returns, deteriorating claims experiences and the potential impact of reinsurance shortfalls. Consistent with the Net Asset Holding Level Policy, Treasury Managed Fund assets remain above liability forecasts in the budget and the forward estimates.

The Treasury Managed Fund, managed by SICorp, provides coverage for public sector workers’ compensation, public liability, motor vehicles and property for public sector agencies. SICorp also manages claims for a number of closed schemes and for schemes transferred to the Crown, as explained in the notes to Table 8.4.

The Workers’ Compensation (Dust Diseases) Board, Lifetime Care and Support Authority, Motor Accidents Authority of NSW and the WorkCover Authority of NSW also provide insurance related services and activities.

8 - 10	Budget Statement 2014-15

Table 8.4:	General Government Sector – Insurance Liability and Asset Estimates

	June 2013	June 2014	June 2015	June 2016	June 2017	June 2018
	Actual	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m
Assets(a)
Treasury Managed Fund(b)	6,907	7,208	7,749	8,184	8,669	9,109
Workers’ Compensation (Dust Diseases) Board(c)	1,673	1,881	1,870	1,858	1,844	1,827
Workcover Authority of NSW(d)	144	153	161	170	181	192
HIH(e)	135	126	126	96	86	78
Managed Schemes and Other arrangements(f)	463	511	508	510	501	483

	9,322	9,879	10,414	10,818	11,281	11,689

Outstanding Claim Liabilities
Treasury Managed Fund	6,305	6,731	7,071	7,425	7,798	8,202
Workers’ Compensation (Dust Diseases) Board(c)	1,673	1,881	1,870	1,858	1,844	1,827
Workcover Authority of NSW(d)	140	138	105	105	105	106
HIH(e)	131	104	53	30	17	8
Managed Schemes and Other arrangements(f)	239	307	338	381	424	464

	8,486	9,160	9,437	9,799	10,188	10,606

(a)	Gross amount of insurance assets are included in financial assets for net debt reporting purposes in accordance with Australian Bureau of Statistics standards. The Lifetime Care and Support Authority of NSW is not part of the general government sector so its assets and liabilities are not included in this Table.
(b)	Treasury Managed Fund financial assets include investments and recoveries receivable.
(c)	Liabilities under the Dust Diseases scheme are fully offset by an asset receivable which recognises the Workers’ Compensation (Dust Diseases) Board’s legislative power to adjust employer premiums in order to fund future claims.
(d)	Estimates do not include workers’ compensation scheme liabilities for private sector employees.
(e)	HIH asset and liability estimates are the remaining outstanding amounts following the collapse of HIH in 2001 and the assumption of more than $700 million in insurance claims. Funding of these claims was provided by an insurance protection tax, payable by all insurance companies until it was abolished in 2011.
(f)	Managed schemes and other arrangements include all other non-TMF schemes currently administered by SICorp as well as the now closed Maritime Authority of NSW Workers’ Compensation Fund and the Police and Fire Death and Disability schemes. The SICorp schemes include the Transport Accident Compensation Fund, the Government Workers’ Compensation Account, the Pre Managed Fund Reserve, the Home Warranty Insurance Fund and the residual workers’ compensation liabilities assumed by the Crown from the former State Rail Authority, Rail Infrastructure Corporation and the Australian Rail Track Corporation.

Managed schemes and other arrangements cover a number of specific arrangements, including closed schemes and schemes transferred to SICorp and the Crown. The NSW Police Force, NSW Fire Brigades and Ambulance Service of NSW also provide self-insurance to employees under their Death and Disability schemes. These schemes provide compensation to workers who cannot continue to work, or work in their profession, due to injuries. In response to increasing liabilities and to encourage injured officers back into the workforce, legislative reforms to the Police Death and Disability scheme were put in place during 2011-12.

Budget Statement 2014-15	8 - 11

Defined Benefit Superannuation Assets and Funding Arrangements

Most public sector employees are members of defined contribution (accumulation) schemes, where the final retirement benefit reflects contributions and accumulated investment earnings.

Less than 20 per cent of employees are members of defined benefit schemes which have been closed to new members for more than two decades, but entitlements continue to accrue. Most of these are members of schemes administered by the SAS Trustee Corporation (State Super). The schemes include the pension based State Superannuation Scheme (SSS) and Police Superannuation Scheme (PSS) and the lump sum based State Authorities Superannuation Scheme (SASS) and State Authorities Non-Contributory Superannuation Scheme (SANCS).

The liability representing these entitlements together with assets used to fund them provide the unfunded superannuation liability estimates reported in the Budget.

Other public sector defined benefit schemes are dedicated to specific activities and include the Judges’ Pension Scheme (JPS), the Parliamentary Contributory Superannuation Fund (PCSF) and, in the public non-financial corporation Sector, the defined benefit part of the Energy Industries Superannuation Scheme (EISS). Apart from the JPS, these defined benefit schemes are also closed to new members.

The PCSF and EISS both have their own trustee and funding arrangements and set their own investment strategies. The JPS is administered by the Department of Police and Justice and is funded to meet member entitlements as they fall due. Outstanding JPS liabilities are due to be fully funded by 2030 through the Liability Management Ministerial Corporation.

Last year’s Budget also recognised for the first time the State’s liability for its share of university superannuation benefits. The Government will shortly resume making payments to eligible universities, subject to agreement with the Commonwealth Government, to meet NSW’ share of certain superannuation expenses.

The Government has made a commitment to fully fund all general government gector liabilities by 2030. Public Non-financial Corporation Sector agencies fund their own superannuation liabilities.

Defined benefit scheme members are generally required to provide contributions during their term of employment. Benefit entitlements are based on accrued contributions and salary rates and are intended to be paid on retirement as a lump sum or pension. While funds do not need to be provided until retirement, additional contributions are also provided to State Super for long term investment, either by employers or the Crown, prior to the payment of benefits.

Under this arrangement, contributions are set to meet forecast benefit payments and to build sufficient assets over time to fully fund superannuation liabilities by 2030, in accordance with the Fiscal Responsibility Act 2012. Details on contribution rates, earnings, benefit payments and asset movements over the budget and forward estimates periods are shown in Table 8.5.

8 - 12	Budget Statement 2014-15

Table 8.5:	General Government Sector – Superannuation Assets

	June 2013	June 2014	June 2015	June 2016	June 2017	June 2018
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m
Gross Assets - Opening Value	28,903	32,090	34,034	34,332	34,525	34,600
Employee contributions	317	301	262	225	192	161
Contributions from employers	1,391	1,388	1,391	1,457	1,529	1,603
Expected AASB 119 return on fund assets	849	1,196	1,322	1,585	1,673	1,758
Earnings Margin over AASB 119(a)	4,295	2,497	1,493	1,249	1,170	1,084
Benefit payments and other items(b)	(3,665)	(3,438)	(4,169)	(4,322)	(4,489)	(4,655)

Gross Assets - Closing Value	32,090	34,034	34,332	34,525	34,600	34,551

(a)	The Earnings Margin is the difference between expected returns, estimated in accordance with applicable accounting standards, and actual past and future forecast earnings. This margin is incorporated in the Budget in Other economic flows under Superannuation actuarial gains/(loss).
(b)	Includes superannuation assets transferred to the General Government Sector in 2013-14 and adjustments as per the 2012-13 Report on State Finances.

Providing funding to build assets over time reduces the longer term cost of superannuation to taxpayers. As Table 8.5 shows, a pay-as-you-go approach to funding in the past, without funding from previous periods and without ongoing investment returns, would have resulted in an annual employer contribution requirement of around $4.2-$4.7 billion per annum to fund forecast benefit payments. This amount is around $3 billion higher than the current forecast employer contribution rate of $1.4-$1.6 billion being provided to fully fund superannuation by 2030.

From 2013-14, the expected return on fund assets reported in the budget has been changed in accordance with revisions to the AASB 119 Employee Benefits accounting standard. The revised standard requires that Commonwealth 10 year bond yields rather than the forecast asset earnings (expected returns on fund assets) be used to report asset earnings in the Budget.

With a growth based investment strategy, earnings are forecast to exceed the bond yield. As State Super has a large asset portfolio and a growth based investment strategy, the Budget impact is structural and highly material. Compared to the old standard, reported expenses have increased and the budget result has been worsened by $1.5 billion in 2014-15 and by $1.1-$1.3 billion per annum in the forward estimate years.

The impact of the amended AASB 119 standard on the budget result is offset by a ‘below the line’ actuarial adjustment, recorded as an earnings margin on AASB 119. The amended standard has no impact on the reported level of unfunded liabilities or on the level of cash funding required to meet the 2030 full funding target.

Budget Statement 2014-15	8 - 13

Defined Benefit Superannuation Liabilities

The value of defined benefit superannuation liabilities is based on the present value of accrued entitlements at a point in time. The aggregated value of these entitlements depends on salary and contribution rates prior to retirement and the level of pension entitlements post retirement.

Pension entitlements are affected by demographic factors such as retirement age and life expectancy and economic factors such as wage levels at retirement and increases to inflation indices during retirement.

The value of reported defined benefit liabilities is also affected by the discount rate used to value accrued entitlements in today’s terms. As with reported earnings, the discount rate used to value liabilities is set by the AASB 119 Employee Benefits accounting standard and is also based on Commonwealth 10 year bond yield forecasts, applied to the budget and forward estimate years. The use of this standard leads to significant fluctuations in liability valuations each year.

From 2013 onwards forecast increases in bond yield discount rates are contributing towards projected falls in the value of liabilities over time. For accounting and budget purposes falls in liability values are treated as an actuarial gain or loss (under Liability Valuation Actuarial Adjustments in Table 8.6). Actuarial gains and losses are included in other economic flows and do not impact the reported budget result.

Table 8.6 sets out details on the movement in defined benefit superannuation liabilities, showing the impact of contributions and benefit payments as well as accruing entitlements (current service costs) reported expenses and liability valuation changes.

Table 8.6:	General Government Sector – Superannuation Liabilities (AASB 119)

	June 2013	June 2014	June 2015	June 2016	June 2017	June 2018
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m
Gross Liability - Opening value	76,084	72,417	71,459	65,501	63,622	61,586
Current Service Costs	575	645	600	480	397	328
Interest Expense	2,276	2,692	2,809	3,054	3,113	3,159
Employee contributions	317	301	262	225	192	161
Benefit payments and other items(a)	(3,656)	(3,439)	(4,169)	(4,322)	(4,489)	(4,655)
Liability Valuation Actuarial Adjustments	(3,179)	(1,157)	(5,460)	(1,316)	(1,249)	345

Gross Liability - Closing Value	72,417	71,459	65,501	63,622	61,586	60,924

(a)	Includes superannuation liabilities transferred to the general government sector in 2013-14.

As Table 8.6 shows, current service costs are falling and benefit payments are rising over time, reflecting reductions in employees belonging to the scheme and a large number of former employees both retiring or living longer during retirement, as well as the effect of ongoing increases in the forecast discount rate used to value the liability.

8 - 14	Budget Statement 2014-15

Liability estimates are subject to detailed actuarial review every three years. This triennial review estimates in detail the ongoing impact of changes in demographic factors, assesses funding levels and contribution rates and estimates the underlying level of unfunded liabilities.

The most recent triennial review, completed in 2012, advised an unfunded liability of $16 billion for all of State Super’s schemes, estimated in accordance with AAS 25 (Australian Accounting Standard 25 Financial Reporting by Superannuation Plans).

Generally known as the actuarial funding basis, AAS 25 uses the forecast long term fund earning rate as the discount rate for estimating the present value of liabilities and for assessing whether general government sector liabilities will be fully funded by 2030. Based on the current funding plan, the triennial review concluded that general government sector liabilities were on track to be fully funded by 2030.

Unfunded Superannuation Liabilities and Accounting Standards

The difference between defined benefit liabilities and assets is reported as unfunded superannuation liabilities in the budget. Asset values are based on market valuations while liabilities, and therefore unfunded liabilities, are subject to the application of accounting standards which require ongoing accounting based valuation adjustments as well as changes in the underlying value of entitlements.

Before 2006, budget superannuation liabilities were also estimated under the actuarial funding basis under AAS 25. Since then, superannuation and long service leave liabilities have been required to be estimated and reported in the Budget under the AASB 119 accounting standard and, from the 2013-14 financial year, a revised version of this standard.

Budget Statement 2014-15	8 - 15

As shown in Table 8.7, AAS 25 estimates show an unfunded liability of $13.0 billion for June 2013 and a decline to $11.7 billion by 2018, based on a fund earnings rate of 8.6 per cent.

Table 8.7:	General Government Sector – Superannuation Liabilities AASB 119 and AAS 25 Estimates

	June 2013	June 2014	June 2015	June 2016	June 2017	June 2018
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m
Budget Forecast AASB 119 Basis
Superannuation liabilities	72,417	71,459	65,501	63,622	61,586	60,924
Superannuation assets	32,090	34,034	34,332	34,525	34,600	34,551

Unfunded superannuation liabilities	40,327	37,425	31,169	29,097	26,986	26,373
Actual/Forecast floating discount rate %(a)	3.80	4.04	4.81	5.06	5.32	5.32

Constant discount rate alternative
Superannuation liabilities	72,417	61,985	62,098	61,972	61,586	60,924
Superannuation assets	32,090	34,034	34,332	34,525	34,600	34,551

Unfunded superannuation liabilities	40,327	27,951	27,766	27,448	26,986	26,373
Constant Discount rate %(a)	3.80	5.32	5.32	5.32	5.32	5.32

Difference to Budget forecast	—	9,474	3,403	1,649	—	—

Actuarial funding basis (AAS 25)
Superannuation liabilities	45,059	45,926	46,331	46,542	46,533	46,293
Superannuation assets	32,090	34,034	34,332	34,525	34,600	34,551

Unfunded superannuation liabilities	12,970	11,892	11,999	12,017	11,933	11,742
Funding basis Discount rate %(b)	8.60	8.60	8.60	8.60	8.60	8.60

Difference to Budget forecast	27,358	25,533	19,170	17,080	15,053	14,632

(a)	Actual, forecast and constant discount rates used by Mercer are based on 10 year Nominal Commonwealth Government Bond yields, converted to annual effective yields.
(b)	AAS 25 estimates are based on forecast earnings of 8.6 per cent. AAS 25 valuations provided in Notes to the 2012-13 Report on State Finances use a weighted return of 8.3 and 7.3 per cent.

By comparison, under AASB 119, ongoing changes in Commonwealth bond yields lead to major movements in liability estimates over time, making inter-year comparisons difficult. For 2014 and the forward years, liabilities fall as yields rise from 3.8 per cent in June 2013 to a forecast 4.0 per cent in June 2014 and then rise progressively to 5.3 per cent by June 2018.

The value of superannuation liabilities is highly sensitive to the discount rate. The size and significance of this sensitivity and resulting variations can be seen by comparison with forecasts made with a constant discount rate of 5.3 per cent, which shows a margin of $9.5 billion in liability estimates for June 2014. The use of a constant rate in the budget and forward estimates years also shows the ongoing unfunded liability falling over the forward estimates period, but the rate of decline is much less significant.

As well as creating difficulties in making inter-year comparisons of unfunded superannuation liabilities, the use of AASB 119 overestimates liabilities as it does not allow for the increased capacity for growth-based asset portfolios to fund superannuation entitlements.

State Super invests in a diversified growth portfolio, where long-term investment history shows the average earnings on equity and property assets are much higher than fixed interest-based portfolios.

8 - 16	Budget Statement 2014-15

Over time, with higher earnings, asset levels will be higher than they would have been with fixed interest-based portfolios and lower cash employer contributions will be needed to pay benefits and to fully fund liabilities by 2030.

This growth portfolio, combined with the employer contributions made in line with the 2030 funding plan means that superannuation liabilities for the State as a whole are forecast to be on track to be fully funded by 2030 under the AAS 25 measure, as shown in Chart 8.5.

Chart 8.5:	Total State Sector (a) – Unfunded Superannuation Liabilities and funding forecasts to 2030 (b)(c)

(a)	Past funding arrangements have generally consisted of a mixture of ongoing funding by the Crown and by general government and public non-financial corporation sector agencies and by one off lump sum payments in 2006-07 and 2011-12.
(b)	Crown funding levels are not due to be revised until the completion of the next Triennial Actuarial Review for State Super, due in 2015. With current funding rates and with higher than average returns forecast for 2013-14 a surplus by 2030 is now forecast.
(c)	Actual unfunded liability estimates are provided in Notes to the 2012-13 Report on State Finances. Forecast unfunded liability estimates from June 2014 to June 2030 assume a State Super fund earnings rate of 8.6 per cent.

Budget Statement 2014-15	8 - 17

Superannuation Budget Estimates

Table 8.8 provides further details of defined benefit and defined contribution superannuation estimates reported in Chapters 4 and 10.

It shows the interaction between the operating, balance sheet and cash flow statements over the Budget and forward estimates periods, including the impact of the amended AASB 119 standard on expenses reported in the operating statement.

Valuation, earnings and actuarial adjustments from June 2014 onwards represent the impact of rising discount rates and actual expected earnings on financial assets. These adjustments are leading to ongoing falls in unfunded liabilities in the budget and forward estimates periods.

Table 8.8:	General Government Sector – Superannuation Liabilities, Expenses(a) and Cash Flows

	June 2013	June 2014	June 2015	June 2016	June 2017	June 2018
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m
OPERATING STATEMENT
Interest on obligations	2,282	2,692	2,809	3,054	3,113	3,159
Expected return on assets	(904)	(1,196)	(1,322)	(1,585)	(1,673)	(1,758)
Superannuation interest cost	1,378	1,496	1,487	1,469	1,440	1,401

Current Service Cost	577	645	600	480	397	328
Defined contribution scheme costs	1,772	1,939	2,098	2,222	2,370	2,517
Other superannuation	2,349	2,583	2,698	2,702	2,767	2,845

Liability Valuation and other actuarial adjustments		(1,489)	(5,460)	(1,316)	(1,249)	345
Earnings margin over AASB 119		(2,497)	(1,493)	(1,249)	(1,170)	(1,084)
Valuation, Earnings and Actuarial Adjustments	(7,152)	(3,986)	(6,952)	(2,565)	(2,419)	(739)
Total net operating cost	(3,425)	94	(2,767)	1,606	1,788	3,507

CASH FLOW
Net cash funding-defined benefits	1,501	1,388	1,391	1,457	1,529	1,603
Defined contribution scheme payments	1,772	1,939	2,098	2,222	2,370	2,517
Total cash payments for superannuation	3,273	3,327	3,489	3,679	3,899	4,121

BALANCE SHEET
Unfunded Liabilities	40,327	37,425	31,169	29,097	26,986	26,373
Change in unfunded Liabilities	(6,854)	(2,902)	(6,256)	(2,072)	(2,111)	(613)

(a)	Superannuation expenses differ to the totals in the reconciliation of movements in Tables 8.5 and 8.6 for the year ending June 2013, due to the first time inclusion of a number of small entities controlled by the State Government (which were previously not considered material for whole–of-government purposes). In addition, the superannuation expense may also differ due to a component of the movements being capitalised into constructed assets.

8 - 18	Budget Statement 2014-15

Other Liabilities

Other liabilities for the public sector include employee related entitlements (including leave) as well as other payables and provisions.

The current value of accrued annual and long service leave entitlements for employees is forecast to reach $9.4 billion by June 2014 but decline to $9.1 billion by June 2018, as shown in Table 8.1. This forecast is based on AASB 119, which takes into account the expected timing of benefits and discounts these cash flows by using a forecast bond discount rate. As with unfunded superannuation liabilities, variations in the discount rate forecast also affect the liability for leave entitlements across the budget and forward estimates periods.

Most of the State’s annual and long service leave liabilities are in the general government sector. The Crown is generally responsible for paying the long service leave liabilities of this sector while public non-financial corporation sector agencies are responsible for meeting their own leave liabilities.

Remaining liabilities in the general government sector are largely dedicated to specific payments and provisions. The value of these items (provisions, payables and other liabilities) is forecast to either remain stable or fall slightly over the budget and forward estimates periods.

Budget Statement 2014-15	8 - 19

8.3 Total State Sector

Net Debt and Net Financial Liabilities

The total state sector combines the general government sector with the public non-financial corporation sector and the Public Financial Enterprise (PFE) Sectors. The PFE Sector comprises entities that are mainly engaged in holding and managing financial liabilities and financial assets on their own account, such as TCorp and the Lifetime Care and Support Authority of NSW.

Table 8.9:	Total State Sector – Net Debt, Net Financial Liabilities and Net Worth

	June 2013	June 2014	June 2015	June 2016	June 2017	June 2018
	Actual	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m
Financial Liabilities
Borrowings	76,602	79,279	80,537	83,141	86,549	89,663
Deposits	1,289	449	434	423	423	378
Advances Received	726	722	768	820	750	678
Superannuation Provisions	43,186	40,076	33,099	30,764	28,383	27,682
Employee Provisions	15,491	15,646	15,545	15,574	15,699	15,935
Payables	6,105	5,675	5,802	5,507	5,608	5,703
Tax Liabilities	—	—	—	—	—	—
Other Provisions	9,860	11,215	11,614	12,254	13,046	13,884
Other Liabilities	2,565	2,057	1,885	1,903	1,861	1,809

	155,823	155,117	149,684	150,387	152,320	155,731

Financial Assets(a)
Cash/Cash Equivalent Assets	12,110	14,113	11,230	9,843	9,534	10,478
Financial Assets (Fair Value)	24,492	25,060	26,213	27,523	28,659	29,893
Advances paid	440	509	597	700	735	741
Receivables	6,223	6,103	5,932	5,887	5,809	5,806
Equity	4,342	4,292	4,271	4,252	4,235	4,213

	47,608	50,078	48,243	48,204	48,973	51,129

Non-financial Assets	274,893	285,820	298,472	310,401	324,156	335,512

TOTAL ASSETS	322,500	335,898	346,715	358,606	373,129	386,641

NET WORTH	166,677	180,781	197,030	208,219	220,809	230,910

Net Debt	41,574	40,766	43,699	46,319	48,795	49,607

% of GSP	8.7	8.3	8.4	8.5	8.5	8.2

Net Financial Liabilities	108,216	105,040	101,442	102,183	103,347	104,601

% of GSP	22.7	21.3	19.6	18.7	18.0	17.4

(a)	Some assets included in Table 8.9 are held by the State on behalf of other parties and are therefore offset by an equal liability. Other assets managed by State agencies, such as the NSW Trustee and Guardian, are not included in the Table as they are managed by Trusts on behalf of clients who are outside the NSW public sector.

8 - 20	Budget Statement 2014-15

Net debt for the general government sector and the public non-financial corporation sector is measured and reported at amortised cost. By comparison, net debt at the total state sector level is reported at fair value (market value). Given this difference, movements in interest rates can result in significant differences in levels and underlying trends in net debt between these sectors.

At June 2014, total state sector net debt is forecast at $40.8 billion. Over the four years to June 2018, total state sector net debt is expected to increase by $8.8 billion compared with an increase of around $14 billion for the combined general government sector and public non-financial corporation sectors.

Net Worth

Net worth measures the value of all financial and non-financial assets, less the value of financial liabilities. Changes in net worth across time reflect the impact of comprehensive operating results in the general government sector and are incorporated in changes in public sector asset, liability and equity holdings, as shown in Table 8.9.

Borrowings are forecast to increase over the forward estimates period, reflecting the State’s substantial capital program. These borrowings, combined with operating surpluses, funds in Restart NSW and the proceeds of minor asset sales will be used to fund capital expenditure in both the general government and public non-financial corporation sectors.

These increases are reflected in large and ongoing increases in the accumulated value of infrastructure, property and other non-financial assets in the general government and public non-financial corporation sectors, which are rising faster than the combined impact of increases in net debt and falls in unfunded superannuation liabilities.

While net debt is forecast to increase from $40.8 billion in 2014 to $49.6 billion in 2018, the total value of non-financial assets is due to rise by $49.7 billion, from $285.8 billion in 2014 to $335.5 billion in 2018.

This is reflected in the net worth of the State which is forecast to rise by $14.1 billion from June 2013 to June 2014, and by a further $50.1 billion from June 2014 to June 2018.

Budget Statement 2014-15	8 - 21

Chapter 9:	Government Owned Businesses

•

Operating performance and receipt of dividends for 2013-14 are in line with expectations. Earnings before interest, tax, depreciation and amortisation for government businesses are expected to be $5.5 billion in 2013-14. Dividends are forecast to be $1.4 billion.

•

The Government continues to reform government owned businesses to improve the delivery of services, reduce pressure on the cost of living and recycle capital to fund new infrastructure. The focus on business improvement has generated operating, capital expenditure and capital structure efficiencies that have delivered a fairer return on investments made on behalf of the people of New South Wales.

•

The integration of the electricity distribution businesses continues to deliver results well in excess of the Government’s initial expectations. These efficiency improvements are being seen through moderating consumer electricity prices, with a recently announced decrease in the average regulated electricity network price of 4.3 per cent in real terms.

•

Even with the improvements in their operating performance since 2011, the Government’s continued ownership of the electricity distribution businesses adds additional financial risk to the State’s debt position and will continue to pose challenges for the Government’s agenda of accelerating infrastructure investment and rebuilding New South Wales.

•

The Government has commenced reform of the provision of bulk water in the State, starting with aligning the operations of State Water and the Sydney Catchment Authority to support best practice in catchment management and bulk water storage and supply.

•	The Government successfully leased the Port of Newcastle in May 2014, generating net proceeds of $1.5 billion to be invested in NSW infrastructure.

•	With the successful lease of NSW’s three major ports, the Government will combine the management of residual State port responsibilities at Sydney, Newcastle and Port Kembla within a single entity.

•

The sale of the last of the ‘Gentrader’ assets of Eraring Energy and Delta Electricity’s western operations has removed an estimated $2 billion of obligations and liabilities from the State, relating to the Gentrader contracts and the development of a coal mine at Cobbora.

Budget Statement 2014-15	9 - 1

9.1 Introduction

The Government delivers a range of services through government owned business entities, including State Owned Corporations (SOCs), other commercial Public Trading Enterprises (PTEs), non-commercial PTEs and Public Financial Enterprises (PFEs).

A full list of government owned businesses and their classification is provided at Appendix B.

9.2 Reform of Government owned businesses

The Government maintains a commitment to improve the sector’s efficiency and performance through reducing the cost of services to consumers, and improving service delivery and asset management. Through these reforms, the Government is reducing costs, removing unnecessary capital expenditure in the electricity and water sectors, recycling assets and delivering customer focused public transport reforms. The reforms have delivered, and continue to deliver, tangible results, such as providing more reliable train services, lower energy prices, and reducing cost of living pressures.

Optimising commercial outcomes through business restructuring

Electricity distribution business integration

The Government’s reform agenda is delivering significant operational and capital expenditure savings in the electricity distribution businesses. The integration of the operations of the three electricity distribution businesses was formalised in August 2013 to create a joint Board and allow that Board to act in the interests of the combined entity. The focus on business efficiencies across Ausgrid, Endeavour Energy and Essential Energy has generated operating cost and capital savings of over $500 million and $4.8 billion respectively over the five year period to 2015-16, far exceeding the savings initially forecast. These efficiency improvements are reflected in consumer prices, with recently announced cuts to regulated network revenues expected to reduce electricity bills for an average household by $43 in 2014-15, or 1.9 per cent (4.3 per cent in real terms).

Reform of NSW’s bulk water provision

The recently announced bulk water reforms aim to support best practice in catchment management and bulk water supply. The Government has begun to administratively combine the operations of State Water and the Sydney Catchment Authority into a single bulk water service provider. It brings together water quality, dam management, flood mitigation and catchment protection expertise to create a stronger organisation with shared expertise and skills, delivering the highest quality and most efficient service to its customers across New South Wales. This is expected to be the first stage in a broader reform of bulk water management across the State.

9 - 2	Budget Statement 2014-15

Sydney Water is optimising its assets and operations

Sydney Water is working hard to reduce costs for customers and operate efficiently while still meeting environmental and regulatory requirements. Sydney Water has a comprehensive suite of current and future reform initiatives that are reducing costs across the organisation, including labour reform and improved contractor management outcomes driving the business forward.

Improving capital structure efficiency

The Government is implementing initiatives to improve the capital structure efficiency of its regulated businesses. A lower cost of capital will be achieved by more closely aligning capital structures with regulators’ efficient capital structure benchmarks and private sector best practice. This provides a return to the State more in line with regulatory decisions and comparative private sector benchmarks.

Box 9.1:	Review of capital efficiency in Government Businesses

•

The Government’s 10 year plan for the State, NSW 2021, sets priorities to improve the performance of the businesses it owns. It outlines targets to improve the commercial returns of the sector and to ensure its businesses meet the Government’s credit rating expectations.

•

To meet these targets, NSW Treasury is harmonising its Commercial Policy Framework with accounting, regulatory and credit rating frameworks. The aim of the review is to align its policies with private sector and regulatory best practice, and align incentives of its businesses with those of the State.

•	More efficient businesses will support NSW’s triple-A credit rating and place downward pressure on consumer prices.

UrbanGrowth to reinvigorate urban and regional centres

Landcom, trading as UrbanGrowth NSW, is progressively reducing its involvement in the retail property sector and concentrating on wholesale land operations and urban renewal. This operating model is intended to drive investment in key locations in NSW and help underpin the future prosperity of urban and regional centres. The priority urban renewal projects identified for UrbanGrowth are: the Bays precinct; North Parramatta; Sydney Light Rail urban precincts; North West Rail precincts; Newcastle town centre, including the light rail precincts; WestConnex precincts; and Green Square.

Budget Statement 2014-15	9 - 3

Customer focused public transport in NSW

New train operators, Sydney Trains and NSW TrainLink, commenced on 1 July 2013. The two streamlined organisations are focused on customer service and service delivery. Policy, planning, design and procurement functions were transferred to TfNSW in order to focus the train operators on providing world class train services for New South Wales. Key initiatives include a modernised train fleet, better ticketing through the introduction of the Opal card, real time travel information, customer focused staff, cleaner stations and trains and better network maintenance.

Asset Recycling

Box 9.2:	Long term lease of the Port of Newcastle

•	The Government announced as part of the 2013-14 Budget it would undertake a long term lease of the Port of Newcastle, subject to a scoping study.

•	The successful lease of the port was finalised on 30 May 2014, realising net proceeds of $1.5 billion to be invested in Restart NSW for other priority infrastructure.

•	$340 million of proceeds have been reserved for the revitalisation of the Newcastle city centre, in addition to the $120 million already allocated.

•	The transaction delivered a result of 27 times earnings – an outstanding outcome that reflects the strong demand for good quality infrastructure assets.

•

Private sector involvement in the State’s ports is expected to enhance efficiency of port operations as well as provide more investment in those assets, which will benefit NSW’s overall economic development, as seen in NSW Port’s recently released 5 year development plan for Port Botany, Port Kembla and associated infrastructure.

•	With the successful lease of the three major ports, the Government will combine the management of residual State port responsibilities at Sydney, Newcastle and Port Kembla into a single entity.

•

The single port entity will undertake on-the-water operations at the major ports of Port Botany, Newcastle and Port Kembla, such as harbour master, pilotage and navigational services, as well as managing the Hunter Valley coal chain framework. It will also manage and operate the remaining ports of Sydney Harbour, Eden and Yamba.

Generator transactions reducing liabilities and releasing value

Over the course of 2013-14, all residual aspects of the electricity Gentrader arrangements were divested, saving the State an estimated $2 billion through avoided Availability Liquidated Damages liabilities over the life of the previous contracts, and the removal of the obligation to develop and operate a coal mine at Cobbora.

9 - 4	Budget Statement 2014-15

The sale of Eraring Energy to Origin Energy was finalised on 1 August 2013 at a net cost to the State of approximately $100 million, including a $300 million payment in respect of the Cobbora termination. On 2 September 2013, Delta Electricity’s western power stations, Mount Piper and Wallerawang, were sold to EnergyAustralia for net proceeds of $160 million.

In December 2013, the sale process for Delta Electricity’s coastal power stations, Colongra and Vales Point, commenced with a request for expressions of interest. This transaction is expected to be finalised over the course of 2014.

Despite signing contracts with the preferred bidder, AGL Energy, in February 2014 for the sale of Macquarie Generation for gross proceeds of $1.5 billion, the transaction was not approved by the Australian Competition and Consumer Commission and is currently subject to review by the Australian Competition Tribunal.

The Government has also offered a small portfolio of renewable generation assets for sale. These assets are held in a single company called Green State Power. The sale of these assets is expected to conclude during 2014.

Sale of Ausgrid Head Office

The ability to consolidate Ausgrid’s head office to other existing accommodation allowed its prime real estate site to be offered to the market. The Government announced in March 2014 the successful sale of the property in the Sydney CBD for $152 million, well in excess of retention value. Net proceeds will be returned to Government.

Hunter Water is focusing on core business

Hunter Water is also proposing to reform its business structure to return its focus to core operations. The business has considered the ongoing ownership of assets not integral to its core water functions. It is in the process of selling its Newcastle head office building, and is evaluating potential divestment of the Kooragang Island recycled water plant.

9.3 Performance and Outlook

The book value of the Government’s equity investment in the commercial PTE sector is approximately $27 billion. These businesses manage $70 billion in assets.

Regulated prices are the main influence on business returns

Earnings before interest, tax, depreciation and amortisation (EBITDA) allows for a comparison of businesses’ profitability independent of capital structure. Providers of urban and bulk water and electricity distribution and transmission account for the vast majority of total EBITDA in the government business sector. The majority of businesses operating as SOCs display elements of market power and are subject to formal price regulation which assumes an efficient level of operating, capital and financing costs, directly influencing profitability.

Budget Statement 2014-15	9 - 5

Chart 9.1 shows EBITDA excluding capital grants for the commercial PTE sector over the period 2011-12 to 2017-18.

Chart 9.1:	EBITDA – Commercial PTEs

Profitability increased in 2012-13 due primarily to the Government’s reform of the electricity network sector though reduced operating expenditure, and reflecting returns under the determination of the time.

After peaking in 2012-13, EBITDA for the sector in 2013-14 is expected to be $5.5 billion. EBITDA is projected to decline to $4.8 billion in 2014-15, before returning to growth and reaching $5.6 billion in 2017-18. The forecast trends reflect relatively stable water sector earnings, with a decline in network electricity revenues as rates of return decline, and more efficient cost management and reduced capital programs flow through to lower regulated prices and earnings.

Dividends and tax equivalent payments decline over forward estimates

Dividends received are used to fund core government services. Government businesses also make income tax equivalent payments to the State which, along with dividends, ensure competitive neutrality with businesses in the private sector.

Dividend payments for all government owned businesses are forecast to be $1.4 billion for 2013- 14. This result reflects higher than budgeted weather-driven water revenues offsetting lower than expected dividends from electricity generators and electricity networks.

Over the last few years, several government businesses with regulated prices and revenues have built up retained profits as a result of lower capital requirements and operating efficiencies, causing several businesses to have inefficient balance sheets.

9 - 6	Budget Statement 2014-15

Consistent with regulatory and private sector best practice, the Government has moved to improve the capital structures of these businesses. The capital structure initiative will assist to move the capital structures of TransGrid, Sydney Water and Sydney Catchment Authority closer to regulatory expectations and private sector practice while not impacting the businesses’ credit metrics, customer prices or service quality. This will result in additional dividends in 2014-15.

Dividends and tax equivalents are forecast to decline by around $530 million in total or 7 per cent per annum on average across the forward estimates to $1.6 billion in 2017-18, reflecting lower revenue settings in the regulated electricity sector, and the divestment of electricity generation and port businesses.

Table 9.1 shows dividends and taxes from commercial PTEs and PFEs over the period 2012-13 to 2017-18.

Table 9.1:	Commercial PTEs and PFEs – Dividends and tax

	2012-13	2013-14		2014-15	2015-16	2016-17	2017-18
	Actual(a)	Budget(a)	Revised	Budget	Forw ard Estimates
	$m	$m	$m	$m	$m	$m	$m
Dividends
Electricity
Generation	30	7	—	27	11	8	41
Distribution and Transmission	1,098	880	874	848	635	629	469
Water	357	325	337	745	429	390	404
Property and Resources	79	66	84	79	20	18	19
Ports	49	22	15	—	—	13	15
PFEs	61	60	59	80	53	55	56

Total Dividends	1,674	1,359	1,369	1,778	1,148	1,114	1,004

Other non-cash notional items(b)	20	44	9	—	—	—	—

Total	1,694	1,403	1,378	1,778	1,148	1,114	1,004

Tax equivalents
Electricity
Generation	43	(1)	(82)	(5)	(4)	2	48
Distribution and Transmission	619	526	546	324	310	307	297
Water	168	159	183	166	167	149	158
Property and Resources	36	36	48	45	31	22	27
Ports	50	6	8	4	6	8	10
PFE	38	26	29	24	25	26	27

Total Tax Equivalents	954	752	732	558	535	515	566

Total Dividends and Tax Equivalents(c)	2,628	2,111	2,101	2,336	1,683	1,628	1,571

(a)	Revised to reflect reclassification into the PFE and Electricity Distribution and Transmission sectors
(b)	Notional items arising under the Gentrader transaction
(c)	Excludes non-cash notional items

Budget Statement 2014-15	9 - 7

Greater focus on capital expenditure

Forecast capital expenditure is a key driver of regulated prices, and significantly contributed to nominal electricity price rises in New South Wales of 86 per cent between July 2009 and June 2013.

Notwithstanding divestments of generation and port assets, Commercial PTE capital expenditure across the Budget and forward estimates is forecast to total $14.3 billion. The annual profile is expected to decline modestly across the forward estimates as capital expenditure restraint continues.

Capital expenditure is shown in Table 9.2 and Chart 9.2

Table 9.2:	Capital Expenditure by Sector – Commercial

	2013-14	2014-15	2015-16	2016-17	2017-18	Total 2014-15 to
	Revised	Budget	Forward estimates			2017-18
Sector	$m	$m	$m	$m	$m	$m
Electricity	2,782	2,680	2,608	2,376	2,340	10,003
Water	805	923	1,041	960	963	3,886
Ports	48	53	14	27	15	109
Property & Resources(a)	214	134	53	38	37	263
Other	22	19	20	14	11	63

Total	3,870	3,809	3,736	3,415	3,365	14,325

(a)	Excludes Sydney International Convention Exhibition & Entertainment Precinct (SICEEP)

9 - 8	Budget Statement 2014-15

Chart 9.2:	Capital expenditure by Sector – Commercial

(a)	Excludes SICEEP

Businesses operating in the water and electricity sectors are at the end of a peak capital investment period. Improving capital efficiency through the Government’s reform program, however, reduces forecast capital expenditure to 2016-17 in the electricity networks sector by over $2 billion compared with the 2013-14 Budget forecasts. This reduction also reflects more modest capital needs due to subdued energy demand forecasts.

The Government continues to work with SOCs in the regulated energy and water industries to balance asset standards and timing of investment with cost of living pressures and maintenance of service levels.

Further detail is provided in Budget Paper No. 4.

Financing capital expenditure

Commercial PTEs fund their capital programs from a combination of debt and internally generated cash. Non-commercial PTEs rely mainly on capital grants from the State Budget and private financing arrangements.

Net debt in the total PTE sector is forecast to rise by $8.9 billion to $40.4 billion in the four years to June 2018. Borrowings by Commercial PTEs account for almost all of this increase. This includes a combined increase in net debt for the network electricity and water sectors of $6.8 billion to partially fund over $13.7 billion in capital expenditure.

Budget Statement 2014-15	9 - 9

Electricity Sector

Overview

The Government owns transmission assets that are managed by TransGrid and distribution assets managed by Ausgrid, Endeavour Energy and Essential Energy.

The State is progressively removing itself from ownership and operation of electricity generation in the State, through the recent sale of Eraring and Delta West’s Gentrader assets. The Government continues to progress the sale of Macquarie Generation, Delta Coast and Green State Power.

New South Wales also holds a 58 per cent stake in Snowy Hydro Limited, with the balance owned by Victoria and the Commonwealth.

2013-14 results are in line with expectations

Performance of the network electricity sector has been in line with the 2013-14 Budget, with EBITDA projected to be $4.1 billion.

Returns under expiring regulatory decisions, as well as improved cost efficiencies from the Government’s electricity reform, have supported profitability up to 2013-14. The reduction in EBITDA from 2014-15 onwards reflects the regulator taking into account lower cost structures and capital programs, providing customers with tangible benefits through lower prices from the Government’s reforms.

Dividends and income tax equivalents for 2013-14 from network electricity businesses are in line with expectations and the 2013-14 Budget estimate. Dividends of $874 million are below the Government’s dividend cap of $1,054 million. The Government has ensured that dividends paid will place no additional pressure on prices, service quality or future reliability.

The generation businesses, Delta Electricity and Macquarie Generation, are forecasting an EBITDA result for 2013-14 of $85 million, which is lower than previous expectations. This reflects relatively poor trading conditions in the wholesale electricity market because of continuing dampened demand and oversupply of generation capacity.

In line with market conditions, Macquarie Generation is not forecasting a dividend payment for 2013-14.

The Government also receives dividends from Snowy Hydro Limited, which are included in ‘Other Dividends and Distributions’ in Chapter 6 of this Budget Paper. The New South Wales share of dividends in 2013-14 is projected to be $145 million, in line with the 2013-14 Budget estimate.

9 - 10	Budget Statement 2014-15

Chart 9.3:	Electricity Networks EBITDA

Short-term outlook is for declining prices and returns

Electricity prices paid by consumers include a component for the cost of infrastructure used in the transmission and distribution of electricity, which makes up approximately half of an average electricity bill. Distribution and transmission charges are determined by the Australian Energy Regulator independent from the ownership of the businesses.

A one-year transitional regulatory determination applies to transmission and distributors for 2014-15. The regulator will make a further determination in 2015 to apply for the five years to 2019. Prices under the interim determination reflect lower prevailing bond rates in the weighted average cost of capital (WACC) return allowed on network businesses’ regulated assets, as well as the impact of the Government’s reforms through operating efficiencies and the declining capital expenditure program for these businesses. These savings are reducing pressure on household electricity bills, with network prices decreasing by an average of 4.3 per cent in real terms in 2014-15.

EBITDA from the network businesses is estimated to fall by 15 per cent in 2014-15 to $3.5 billion (from $4.1 billion in 2013-14) reflecting the interim regulatory decision.

The reduction in WACC, while moderating customer bills, also reduces the return that the State receives on behalf of NSW taxpayers. Underlying dividends from these businesses are forecast to decline by 14 per cent per annum on average over the four years to 2017-18.

Across the forward estimates, the generation sector is forecasting continued subdued wholesale market conditions.

Budget Statement 2014-15	9 - 11

Water Sector

Overview

The State owns four commercial water businesses operating in the urban and bulk water sectors. Sydney Water Corporation and Hunter Water Corporation are SOCs that provide urban water services in Sydney, the Blue Mountains, the Illawarra and the Lower Hunter.

Sydney Catchment Authority is a commercial PTE that supplies stored bulk water to Sydney Water. State Water Corporation, a SOC, provides bulk rural water services, predominantly to irrigators. These businesses are being operationally aligned to support best practice in catchment management and bulk water storage and supply.

Sydney Water also has access to non-climate dependent bulk water supply from the privately operated desalination plant. Local water utilities are generally responsible for providing water and wastewater services outside the major metropolitan areas.

Current year performance is strengthened by strong water sales

Water sector tax and dividend forecasts for 2013-14 are $519 million, $35 million higher than forecast at the time of the 2013-14 Budget, mostly reflecting increased profitability in the sector from higher water sales in warm, dry conditions and operating cost savings.

Short-term outlook reflects regulatory environment

The operating performance (measured by EBITDA) of the water businesses is currently forecast to grow by 6 per cent over the next four years from $1.5 billion in 2013-14 to $1.6 billion in 2017-18.

The forecast earnings profile of Sydney Water and Hunter Water reflects their current regulatory price paths, along with stronger than expected water demand and operating efficiencies. State Water’s future financial performance is underpinned by the expected Australian Competition and Consumer Commission determination to apply from 1 July 2014, following the transfer of responsibility to the national regulator for pricing in the Murray-Darling Basin.

Water sector dividends and tax equivalents in 2014-15 are forecast to be $910 million, including additional dividends from retained earnings, before stabilising closer to historical levels.

Sydney Water and Sydney Catchment Authority both have inefficient balance sheets compared to the regulator’s efficient water business benchmarks. The Government is more closely aligning their capital structures with private sector best practice and regulatory benchmarks, while not materially impacting the businesses’ credit metrics or customer outcomes. This is being achieved through Sydney Water and Sydney Catchment Authority returning retained profits from 2012-13 and 2013-14 to the State, as well as delivering higher payout ratios for the Budget and forward estimates.

9 - 12	Budget Statement 2014-15

Ports

The major NSW ports of Port Botany, Port Kembla and Newcastle are now privately operated. government businesses continue to manage Sydney Harbour port facilities and the minor ports of Yamba and Eden, as well as the provision of some port services such as harbour master, pilotage and emergency services at the major leased ports.

The Government has retained regulatory oversight of the ports, with pricing at Port Botany, Port Kembla and the Port of Newcastle monitored under a light handed regime that encourages flexible outcomes between port operators and users.

Sydney Ports Corporation is undertaking projects to enable growth in the cruise passenger industry. With the recent completion of the White Bay passenger terminal, Sydney Ports Corporation’s forecast capital expenditure of $100 million includes major projects currently underway to enhance the capacity of the Overseas Passenger Terminal at Circular Quay and redevelop Glebe Island.

Property and Resources

This classification includes a broad range of entities. SOCs include Forestry Corporation of NSW and UrbanGrowth NSW while other entities such as the Sydney Harbour Foreshore Authority and sporting and cultural institutions are commercial PTEs.

Current year performance influenced by market conditions

Unlike businesses in the electricity and water sectors that have regulated charges, SOCs such as UrbanGrowth and Forestry Corporation operate in competitive markets and their performance is heavily influenced by prevailing market conditions.

EBITDA for this sector is higher than 2013-14 Budget forecasts, as are distributions. Dividends and tax equivalent payments for this category of businesses in 2013-14 are $132 million, $30 million higher than Budget, reflecting strong market performance in the forestry and property sectors.

Since corporatisation in 2013, Forestry Corporation has made significant progress in placing the business on a sustainable financial basis through reform of its hardwood timber division. This has included staffing reforms, contract renegotiation and increased transparency of operations. Its 2013-14 performance and forecasts reflect these business reforms and the recovery of the housing market.

Budget Statement 2014-15	9 - 13

Financial outlook reflects change in business focus

Dividends and tax equivalent payments decline across the forward estimates as UrbanGrowth NSW, formerly operating as Landcom, progressively reduces its involvement in the retail property sector and focuses on wholesale land operations and its dominant ongoing role of urban renewal. The 2014-15 Budget reflects a cessation in dividends from 2015-16 to allow the business to make retained earnings available for investment in priority urban renewal projects.

Public Financial Entities

The PFE sector includes entities whose role is financial administration and facilitation.

TCorp is the central borrowing authority for the State of New South Wales. It also manages asset and liability portfolios and provides financial risk management and investment management services to the Government and its businesses. TCorp generally distributes all of its profits from its market operations and investment activities to the Government as dividends. Dividends for 2013-14 from TCorp are in line with Budget expectations. In 2014-15, TCorp expects to provide dividends from profits as well as retained earnings surplus to its prudential reserve requirements.

Pillar is one of Australia’s leading providers of superannuation administration services. It manages superannuation accounts for around 1.2 million members with assets of $92 billion. It operates in a highly cost competitive industry and, in the face of significant technology investment demands, is not expected to pay dividends after 2014-15 across the forward estimates period. The Government continues to examine options for its future operations.

The Lifetime Care and Support Authority is responsible for the administration of the Lifetime Care and Support Scheme, which was established on 1 July 2006 under the Motor Accidents (Lifetime Care and Support) Act 2006.

The not for profit Scheme is funded by a levy on Compulsory Third Party premiums and provides reasonable and necessary treatment and care services for people severely injured in motor accidents in New South Wales, regardless of fault.

9 - 14	Budget Statement 2014-15

9.4 Non-commercial PTE Sector

Non-commercial PTE sector businesses provide transport and social housing sector services. While they are expected to operate efficiently and maximise financial outcomes, they mainly rely on operating and capital grants to deliver their social policy outcomes. Public Private Partnerships are also used to finance various capital projects.

Transport

Overview

The Government remains committed to investing in and improving transport services. Structural reforms creating Sydney Trains and NSW TrainLink, announced in last year’s Budget, are beginning to enhance service delivery. Reform in this sector continues through other initiatives to improve front-line services such as the progressive roll out of the Opal card across the public transport network, the introduction of almost 8,000 extra weekly public transport services since March 2011 and a new integrated public transport timetable.

Capital investment over the forward estimates period continues to remain strong with:

•	further work on the North West Rail Link ($5.2 billion) and completing the $2 billion South West Rail Link a year ahead of schedule, and $100 million below budget

•	delivery of the Transport Access Program ($520 million for public transport) which provides accessible, modern, secure and intergrated transport infrastructure

•	continuing work on Wynyard Walk, a new pedestrian access from Wynyard station to the Barangaroo area, improving access to the CBD western corridor and the waterfront.

Active asset management delivering improved services and infrastructure

Building a better train system

From 1 July 2013, two new specialist organisations were created to serve different customer needs:

•	Sydney Trains: serving customers in the Sydney suburban area, operating quick and frequent trains

•	NSW TrainLink: serving intercity, regional and country customers to Newcastle, the Hunter and Central Coast, the Blue Mountains, Lithgow, Goulburn and Nowra

Planning is also underway to establish a new Transport Asset Holding Entity to focus accountability for the co-ordinated management and development of public transport infrastructure within a single organisation.

Budget Statement 2014-15	9 - 15

The Government is continuing a long term program, Fixing the Trains, to improve customer services, build a more efficient rail system and help achieve the vision of being known as Australia’s world class railway. The program aims to extract more value from transport infrastructure by reducing the cost of providing transport services, and releasing funds to reinvest in new services and projects. It involves a range of projects including new maintenance centres; initiatives to improve customer experience; improved reliability; and station and train cleanliness.

The Government is also investing to improve access to the public transport network through the Transport Access Program to deliver station upgrades, additional car parking at stations and interchanges that support an integrated network.

Privately operated ferries delivering efficiencies with new ferries on the way

A private operator, Harbour City Ferries, assumed the operation of Sydney ferry services in July 2012. The franchise is resulting in greater operating efficiency. Further operating efficiencies in both service delivery and operations will occur over the forward estimates. The Government retains ownership of Sydney Ferries’ existing vessels and retains control of routes, the fare structure and services through a service contract with Harbour City Ferries.

As part of the new integrated public transport timetables in 2013, the Government introduced an additional 55 ferry services per week to complement the prior restoration of 140 off peak services and 25 new weekly Parramatta services. Other ferry network improvements include simpler stopping patterns, easier to remember departure times and improved routes. Six new vessels to be delivered under the Sydney’s Ferry Future program are expected to commence operations from 2016.

Significant expansion of bus services

Regular passenger bus services in New South Wales are provided through contracts between bus operators and TfNSW to ensure consistency of services to regions and responsiveness to demand. Competitive tendering is improving customer service and resulting in efficiencies across all contracts.

New integrated timetables in 2013 featured 1,700 additional bus services per week and better connections with trains and ferries. In April 2014, a $14 million bus depot was opened in Smithfield alongside the introduction of a further 225 bus services per week.

In 2014-15, the State Transit Authority and private operators will acquire 199 replacement and growth buses to update the fleet and meet anticipated growth in passenger demand. These costs are met through the capital program of TfNSW and are not reflected in the PTE capital program.

9 - 16	Budget Statement 2014-15

Table 9.3 outlines the Transport PTEs’ revenue sources.

Table 9.3	Budget support to transport PTEs and farebox revenue

	2010-11 Actual $m	2011-12 Actual $m	2012-13 Actual $m	2013-14 Revised $m	2014-15 Budget $m
Rail Services
Operating grants	1,643	1,733	1,708	1,721	1,720
Capital grants - cash	1,075	1,521	483	324	344
Capital grants - non cash	0	0	1,095	1,960	2,135

Sub-total - Rail Services	2,718	3,254	3,286	4,005	4,199
Bus and Ferry Services
Operating grants/contract payments	410	467	327	296	318
Capital grants	0	0	5	0	2

Sub-total - Bus and Ferry Services	410	467	332	296	320

Total Net Budget Funding: Transport (a)	3,128	3,721	3,618	4,301	4,518
Fare revenue/operating cost (%)
Rail services	21.3	20.5	19.9	18.2	17.7
Bus services	44.6	46.6	49.3	52.4	52.1

(a)	The Budget supports borrowings by transport agencies to fund capital works. Operating grants also include fare concessions for pensioners and students. From 2007-08, grants for the acquisition of new buses by the STA are reflected through the Transport for NSW capital program.

Social Housing

Strategic direction is to focus on social housing asset management

The NSW Land and Housing Corporation (LAHC) owns and manages assets within the Government’s social housing portfolio. It is responsible for planning, building, selling and redeveloping social housing assets.

LAHC maintains a focus on maintenance, to ensure that properties are clean, safe and habitable. LAHC is establishing new maintenance contracts to replace the current contracts, which expire in 2015, with a focus on value for money, effectiveness and efficiency.

LAHC is developing an asset portfolio strategy to address the future financial viability of government owned social housing dwellings.

This framework will guide asset decisions and align sales, redevelopments, maintenance and acquisition programs. The goal is to deliver the optimum number of ‘fit for purpose’ dwellings within an improved asset and capital investment framework.

The portfolio strategy framework will respond to the social housing policy directions taken by the Government.

Budget Statement 2014-15	9 - 17

Capital expenditure for new and upgraded social housing stock

Capital expenditure by LAHC over 2014-15 is expected to be $328 million. The program provides for new social housing stock and the improvement of existing housing stock through the renewal of public housing areas, modification and upgrade of older dwellings, as well as health and safety upgrades.

Key aspects of the capital program in 2014-15 include:

•	$120 million for a social housing supply program to fund new capital works and works in progress, including commencement of 759 dwellings and completion of 443 social housing dwellings

•	$207 million in capital maintenance expenditure in the social housing sector, to upgrade and improve existing housing.

Funding and financing

The primary sources of funding for LAHC in 2014-15 include rent paid by public housing tenants, asset sales, and funding support from the Department of Family and Community Services to support the new supply capital expenditure and capital upgrading expenditure. In 2014-15, this is forecast to be $62.8 million. As in previous years, working capital of LAHC and asset sales will be the primary sources of funding to fund the balance of this capital expenditure.

9 - 18	Budget Statement 2014-15

Chapter 10:	Uniform Financial Reporting

•	Financial aggregates in this chapter are prepared in line with:

•	the Uniform Presentation Framework (UPF) endorsed by the Australian Loan Council

•

Australian Accounting Standard AASB 1049 Whole of Government and General Government Sector Financial Reporting, which adopts a harmonised Government Finance Statistics (GFS)/Generally Accepted Accounting Principles (GAAP) reporting basis.

•

UPF Tables also include disclosures in accordance with Government Finance Statistics (GFS), which is a system used by the Australian Bureau of Statistics (ABS) to classify the transactions of government. These ‘convergence’ differences between the reporting frameworks are explained in Chapter 10.2 Uniform Presentation Framework.

•

Appendix A outlines the accounting policies and forecast assumptions adopted in the Budget. The Operating Statements as per Table 10.1, Table 10.10 and Table 10.14 quantifies the impact on the forward estimates from 2014-15 to 2017-18, including the adoption in 2013-14 of revised calculations for superannuation interest expense and actuarial gains/losses, in accordance with revisions to AASB 119 Employee Benefits.

•	A 6-year time series is provided from 2012-13 to 2017-18 for the general government sector, public non-financial corporation (PNFC or public trading enterprise) sector, and consolidated sector.

•

The Australian Bureau of Statistics (ABS) is planning to release the revised GFS-based Government Finance Estimates publication by June 2015, proposed for application from 1 July 2016, (see www.abs.gov.au)

•	The 2012-13 actuals have also been adjusted to incorporate the retrospective application of AASB 119 as required under the Standard.

10.1 Introduction

This chapter presents financial aggregates for the general government sector, public non-financial corporation (PNFC) sector and consolidated non-financial public sector. These aggregates are prepared in line with the revised Uniform Presentation Framework (UPF) agreed by the Australian Loan Council in March 2008.

Budget Statement 2014-15	10 - 1

The Australian Loan Council comprises each state and territory Treasurer and the Australian Treasurer. It monitors state finances, particularly the forecast cash surplus/(deficit) of governments and their future financing/investing requirements. Accordingly, the objective of the UPF is to ‘facilitate a better understanding of individual government’s budget papers and provide for more meaningful comparisons of each government’s financial results and projections’1.

The format of the aggregates is based on reporting standards set out by the Australian Accounting Standards Board – AASB 1049 Whole of Government and General Government Sector Financial Reporting, which adopts a harmonised GFS-GAAP reporting basis.

The UPF financial aggregates:

•	allow consistent comparisons between the financial position of Australian governments

•	facilitate time series comparisons since they are relatively unaffected by changes in public sector administrative structures

•	permit an assessment of how public sector transactions affect the economy by providing data classified by economic type.

The general government tables in this chapter are consistent with those in earlier chapters but are repeated here for completeness.

10.2 Uniform Presentation Framework

The NSW Government financial tables in this chapter meet Loan Council obligations under the UPF.2 Additional disclosure explains matters specific to New South Wales.

Framework

The UPF tables are in line with AASB 1049 which:

•	adopts generally accepted accounting principles (GAAP) definitions, including recognition and measurement principles in almost all cases

•

amends presentation requirements to encompass a comprehensive result that retains the GAAP classification system but overlays it with a transactions and other economic flows classification system based on GFS

•	expands the disclosure requirements to include key fiscal aggregates required by GFS.

[1]	Uniform Presentation Framework: For the Presentation of Uniform Financial Information by Commonwealth, State and Territory Governments, Australian Loan Council, April 2008, p. 1.
[2]

The complete UPF manual is available on the Australian Treasury website www.treasury.gov.au. Extracts from the manual are included in this chapter to explain key concepts while the glossary to this budget paper also includes key UPF terms.

10 - 2	Budget Statement 2014-15

Due to differences in reporting classifications, GFS financial aggregates released by the ABS from 2008-09 will differ from UPF aggregates. These ‘convergence’ differences are not generally material for New South Wales, apart from GFS’s exclusion of deferred tax. For more information on other differences see the Primary Financial Statements later in this chapter. For details and amounts of the key 2012-13 convergence differences, see pages 5-151 to 5-154 of the 2012-13 Report on State Finances.

Historical Series

To ensure a consistent historical series of fiscal aggregates, all jurisdictions have agreed to back cast published historical data on a best endeavours basis. For example, historic information in the consolidated operating statements has been recast on the basis of available dissections between GFS transactions and other economic flows.

Fiscal Measures

UPF reporting measures evaluate the soundness of a government’s fiscal position and fiscal policy’s effect on the economy. The fiscal measures in the UPF framework are:

•	net operating balance

•	net lending/borrowing (fiscal balance)

•	net worth

•	change in net worth (comprehensive result)

•	net debt

•	net financial worth

•	net financial liabilities

•	cash surplus/(deficit)

•	ABS GFS cash surplus/(deficit).

Definitions of these measures are set out in the Glossary to this budget paper.

Flow measures (net operating balance, net lending/borrowing and change in net worth) show changes in the fiscal position during the reporting period, reflecting the impact of government decisions and actions, and re-measurement effects during that time. Flows represent the creation, transformation, exchange, transfer or extinction of economic value.

Stock measures (net worth, net debt, net financial worth and net financial liabilities) highlight a government’s fiscal position at a point in time, providing information on the aggregate results of past decisions.

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10.3 Primary Financial Statements

UPF Presentation

Public sector estimates and outcomes are presented on an accrual accounting basis in three AASB 1049 based primary statements: the operating statement, including other economic flows; the balance sheet; and the cash flow statement. AASB 1049 adopts GFS principles where this does not conflict with GAAP. Details of key convergence differences between GFS and GAAP are explained in this chapter. The following statements, along with the Loan Council Allocation statement, form the UPF’s core reporting requirements. Appendix A sets out the underlying accounting principles adopted by New South Wales.

Operating Statement

The operating statement:

•	presents information on transactions (revenue and expenses) and other economic flows (revaluations and adjustments)

•	captures the composition of revenues and expenses and the net cost of government activities within a fiscal year

•	shows the full cost of resources consumed by the government in achieving its objectives, and the extent that these costs are funded from various revenue sources, and

•	shows information on capital expenditure and asset sales to derive a net lending/borrowing position.

The operating statement also reports three major fiscal measures:

•	net operating balance which is calculated as revenue minus expenses from transactions. New South Wales recognises its budget result as the net operating balance for the general government sector

•	total change in net worth (comprehensive result) which starts with the net operating balance and includes other economic flows such as revaluations

•

net lending (fiscal balance) which starts with the net operating balance and includes net capital expenditure but excludes depreciation, giving the best indicator of a jurisdiction’s call on financial markets.

Commencing 2013-14, changes to AASB 119 Employee Benefits impact the calculation of the Net Superannuation Interest Cost and Superannuation Actuarial Gain / Loss. The impact of the change is to increase operating expenses (and reduce the operating result) which is offset by an equal and offsetting change in the actuarial gain/loss recognised in other comprehensive income (i.e. outside profit and loss). The change (before dividend and tax effects) will not impact the comprehensive result, nor the unfunded superannuation liability and net assets.

10 - 4	Budget Statement 2014-15

The 2012-13 actuals have also been adjusted to incorporate the retrospective application of AASB 119 as required under the Standard. For comparative information excluding the impacts of the changes to AASB 119 refer to Chapter 1.

Convergence differences in the Operating Statement

The main differences in treatment between the NSW GFS operating statement and the harmonised AASB 1049 operating statement presented are:

•

The harmonised aggregates exclude selected Commonwealth Government transfer payment revenues and expenses that pass through the State’s accounts. The ABS requires such payments to be grossed up in GFS reports. However, they are excluded from the AASB 1049 UPF reports as the NSW Government has no control over them (for information on the gross value of these grants see footnotes to the grants revenue and expense table 10.6).

•

Grants are recognised when the State gains control over the assets. Control is normally obtained when the cash is received. For example, the Commonwealth Government gave the State a $960 million grant in June 2010 for road works to be carried out over several years. Under AASB 1049, this revenue is recognised in 2009-10 when the cash was received. However, in GFS reports, this revenue is recognised to match the timing of expenditure over the period 2009-10 to 2013-14. This GFS treatment is in line with an ABS direction.

•

Dividends paid by the PNFC and Public Financial Corporation sectors are recognised as an expense in GFS (in the PNFC and PFC sector operating statements), but they are treated as an equity transaction for AASB 1049.

•

A liability is recognised in the UPF balance sheet for prepaid licence concession receipts. Income is subsequently recognised from amortising the prepaid licence over the concession period. GFS treats this as a sale of a non-produced intangible asset in the period that the prepayment is received.

Balance Sheet

The balance sheet:

•	records the value of financial and non-financial assets and liabilities of governments, at the end of each financial year

•	shows the resources at the government’s disposal and the type and valuation of its liabilities

•	reveals the make-up of the government’s financial assets, its fixed asset holdings, and the extent of liabilities such as borrowings and unfunded superannuation and

•	allows comparisons of asset and liability levels between jurisdictions and time periods.

The UPF balance sheet fiscal aggregates include net worth, net financial worth, net financial liabilities and net debt.

Budget Statement 2014-15	10 - 5

Convergence differences in Balance Sheet

The main differences in treatment between the GFS balance sheet and the harmonised AASB 1049 balance sheet presented here are:

•	Allowance for doubtful debts is recognised and reported in the UPF balance sheet, but is excluded from the GFS balance sheet, as GFS does not recognise an economic event has occurred

•

A prepaid income liability is recognised in the UPF balance sheets for unamortised prepaid licences. This liability is excluded from the GFS balance sheet, which treats the prepaid income as an upfront sale of a non-produced intangible asset

•

GFS balance sheets exclude deferred tax assets and deferred tax liabilities, but they are reported in accounting balance sheets. The convergence difference only affects GGS, PNFC and PFC (Public Financial Corporations) sector balance sheets, as the assets and liabilities are eliminated for the consolidated Non-financial Public Sector and Total Public Sector balance sheets

•

GFS balance sheets exclude provisions for asset remediation liabilities, and the related capitalised asset value, but they are reported in accounting balance sheets. GFS will only recognise the liability when it effectively becomes payable to a counterparty. The convergence difference affects net financial liabilities, but not net worth

•	GFS balance sheets also do not recognise other settlement provisions and obligation payments as there is no present counterparty to the transactions

•

Net financial worth and net financial liabilities aggregates are affected by the differing treatments for prepayments. Prepayments are treated in GFS as a receivable (financial asset), but in the UPF they are classified as a non-financial asset under AASB 1049. While this difference affects net financial liabilities and net financial worth, it does not affect net debt and net worth aggregates

•

GFS net debt for the general government sector will always be lower than (AASB 1049) net debt, as the ABS requires that certain equity investments (in multi-jurisdictional agencies) be reclassified for GFS purposes as advances, reducing the value of GFS net debt. While this affects net debt, it does not affect net financial liabilities and net worth aggregates

•	By definition, GFS net worth for the PNFC and PFC sectors will always be zero, as owner’s equity is classified as equivalent to a liability. However, under the UPF, liabilities exclude owner’s equity.

10 - 6	Budget Statement 2014-15

Cash Flow Statement

The cash flow statement reveals how a government obtains and expends cash. It shows how government cash inflows and outflows are allocated between various activities, and their net impact on cash held.

This statement requires cash flows to be categorised into:

•	operating activities comprising activities linked to collecting taxes, distributing grants, and providing goods and services

•	investing activities comprising activities linked to acquiring and disposing financial and non-financial assets

•	financing activities comprising activities linked to changing the size and composition of a government’s financial structure.

The signing convention within the cash flow statement is that all inflows carry a positive sign and all outflows carry a negative sign (regardless of whether they are gross or net cash flows).

The cash flow statement reports two fiscal measures:

•	net increase in cash held which is the sum of net cash flows from all operating, investing and financing activities

•	cash surplus/(deficit) which comprises only net cash from operating activities, plus sales and less purchases of non-financial assets (less dividends paid for the PNFC and PFC sectors).

The ABS GFS cash surplus/(deficit) is shown in a separate table. The ABS GFS cash surplus/(deficit) is derived by deducting finance leases and similar financing arrangements from the AASB 1049 cash surplus/(deficit) for all sectors.

Exclusion of non-cash finance leases and similar financing arrangements is the only difference between the GFS cash result and the AASB 1049 result.

New South Wales uses the AASB 1049 cash result (excluding the impact of finance leases and similar financing arrangements) as its headline cash result.

Institutional Sectors

Appendix B lists NSW-controlled entities. The NSW-controlled entities have been classified according to their government sector. These sectors are defined in the ABS GFS manual.

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10.4 Emerging Issues

Market/non-market agency classification

The ABS released the revised Standard Economic Sector Classification of Australia (SESCA), Australia, 2008 (Cat.no.1218.0) in June 2009.

The ABS apply a principles-based approach in classifying agencies as either market or non-market. The principle is that market operators make decisions about what to produce and how much to produce in response to expected levels of demand and expected costs of supply. A market producer should therefore earn a significant amount from sales, but other factors may need to be taken into account.

Applying the market/non-market definition may result in some public sector agencies moving between the public corporations and general government sectors. The ABS GFS Concepts, Sources and Methods currently references the 2002 SESCA. This will remain the standard in GFS until the ABS GFS Concepts, Sources and Methods is revised.

Revised GFS Manual

The International Monetary Fund’s (IMF) Government Finance Statistics Manual 2001 (GFSM 2001) will be revised to reflect the 2008 System of National Accounts. The IMF review of the GFSM has commenced and is expected to be completed in 2014. The ABS GFS Manual will also be updated to reflect new international standards during 2014.

The revised GFS Manual is proposed to be released on 30 June 2015 (pending release of the Final IMF manual). Treasuries have until 30 June 2016 to implement the revised ABS GFS manual in their systems.

The Publication of GFS data under the revised ABS GFS manual is expected to begin from September quarter 2016 and Annual GFS publications from 2016-17.

10.5 Uniform Presentation Tables

These tables are set out by institutional sectors showing the order of operating statement, balance sheet and cash flow statement.

In addition to the UPF minimum disclosure requirements, these tables also include a historical and forward-year time series. The tables for general government include:

•	tax revenues by type;

•	a dissection of grant revenue and expense;

•	dividend and income tax equivalent income by sector;

•	total expenses by function; and

•	purchases of non-financial assets by function.

10 - 8	Budget Statement 2014-15

Table 10.1:	General Government Sector Operating Statement

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Taxation	21,980	24,129	25,489	26,904	28,078	29,664
Grants and Subsidies
- Commonwealth General Purpose	14,777	15,895	16,810	17,624	18,330	18,975
- Commonwealth Specific Purpose Payments	7,153	7,401	7,829	8,486	9,269	9,760
- Commonwealth National Partnership Payments	2,536	3,986	2,632	2,673	3,447	2,281
- Other Grants and Subsidies	941	975	1,029	1,023	975	724
Sale of Goods and Services	5,434	5,605	6,094	6,483	6,769	6,862
Interest	406	593	543	463	443	469
Dividend and Income Tax Equivalents from Other Sectors	2,648	2,110	2,336	1,683	1,628	1,571
Other Dividends and Distributions	595	690	370	408	440	466
Fines, Regulatory Fees and Other	3,662	4,054	3,981	4,179	4,352	4,537
Total Revenues from Transactions	60,131	65,437	67,113	69,925	73,730	75,310

Expenses from Transactions
Employee	26,195	27,299	28,351	29,566	30,918	31,919
Superannuation
- Superannuation Interest Cost	1,378	1,496	1,487	1,469	1,440	1,401
- Other Superannuation	2,349	2,583	2,698	2,702	2,767	2,845
Depreciation and Amortisation	3,667	3,974	4,242	4,443	4,603	4,781
Interest	2,220	2,256	2,298	2,338	2,389	2,466
Other Property	—	—	—	—	—	—
Other Operating	14,245	14,237	14,620	15,261	15,444	16,106
Grants and Subsidies
- Current Grants and Subsidies	9,071	9,563	10,426	10,466	10,780	10,642
- Capital Grants	2,336	3,041	3,274	3,019	3,233	3,483
Total Expenses from Transactions	61,462	64,449	67,396	69,265	71,575	73,644

Transactions from Discontinuing Operations	30	—	—	—	—	—

BUDGET RESULT - SURPLUS/(DEFICIT)
[Net Operating Balance]	(1,300)	988	(283)	660	2,155	1,666

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Table 10.1:	General Government Sector Operating Statement (cont)

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m

Other Economic Flows - Included in the Operating Result
Gain/(Loss) from Superannuation	—	—	—	—	—	—
Gain/(Loss) from Other Liabilities	445	(444)	312	103	97	2
Other Net Gains/(Losses)	331	161	(29)	147	108	147
Share of Earnings from Associates (excluding Dividends)	(137)	(24)	(22)	(19)	(17)	(23)
Dividends from Asset Sale Proceeds	151	—	175	—	—	—
Deferred Income Tax from Other Sectors	634	86	145	128	146	147
Other	44	(97)	(35)	(36)	(36)	(37)
Discontinuing Operations - Other Economic Flows	—	—	—	—	—	—
Other Economic Flows - included in Operating Result	1,467	(318)	547	323	297	237

Operating Result	167	670	264	983	2,452	1,903

Other Economic Flows - Other Comprehensive Income

Items that will not be Reclassified to Operating Result
Superannuation Actuarial Gains/(Loss)	7,152	3,986	6,952	2,565	2,419	739
Deferred Tax Direct to Equity	—	—	—	—	—	—
Revaluations	3,020	2,440	3,462	3,321	3,452	3,280
Share of Earnings from Associates from Revaluations	141	—	—	—	—	—
Items that may be Reclassified Subsequently to Operating Result
Net Gain/(Loss) on Equity Investments in Other Sectors	11,109	5,949	6,769	5,246	5,251	4,306

Net Gain/(Loss) on Equity Investments in Other Sectors Discontinued	92	148	—	—	—	—
Net Gain/(Loss) on Financial Instruments at Fair Value	(3)	—	—	—	—	—
Other	(513)	904	(1,200)	(926)	(984)	(126)
Other Economic Flows - Other Comprehensive Income	20,999	13,428	15,984	10,206	10,138	8,199

Comprehensive Result - Total Change in Net Worth (a)	21,166	14,098	16,247	11,188	12,590	10,102

Key Fiscal Aggregates

Comprehensive Result - Total Change in Net Worth	21,166	14,098	16,247	11,188	12,590	10,102
Less: Net Other Economic Flows	(22,466)	(13,110)	(16,530)	(10,528)	(10,435)	(8,436)
Equals: Budget Result - Net Operating Balance	(1,300)	988	(283)	660	2,155	1,666

Less: Net Acquisition of Non-Financial Assets
Purchases of Non-Financial Assets	7,163	8,530	10,091	9,290	9,332	9,153
Sales of Non-Financial Assets	(1,023)	(531)	(482)	(494)	(364)	(478)
Less: Depreciation	(3,667)	(3,974)	(4,242)	(4,443)	(4,603)	(4,781)
Plus : Change in Inventories	(17)	(19)	4	(1)	3	1
Plus : Other Movements in Non-Financial Assets
- Assets Acquired Using Finance Leases	709	122	113	113	108	110
- Other	(759)	(1,664)	(2,049)	(2,177)	(2,060)	(2,266)

Equals: Total Net Acquisition of Non-Financial Assets	2,407	2,465	3,434	2,288	2,416	1,741

Equals: Net Lending/(Borrowing) [Fiscal Balance]	(3,707)	(1,477)	(3,717)	(1,628)	(260)	(75)

OTHER FISCAL AGGREGATES
Capital Expenditure (b)	7,873	8,652	10,203	9,403	9,440	9,263

(a)	‘Total change in net worth’ is before transactions with owners as owners, and before revisions to equity from changes to accounting policies. Therefore, it may not equal the movement in balance sheet net worth.
(b)	Capital expenditure comprises purchases of non-financial assets plus assets acquired using finance leases.

2012-13 actual includes the retrospective application of changes to AASB 119.

10 - 10	Budget Statement 2014-15

Table 10.2:	General Government Sector Balance Sheet

	June 2013	June 2014	June 2015	June 2016	June 2017	June 2018
	Actual	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m

Assets
Financial Assets
Cash and Cash Equivalent Assets	8,967	12,192	8,546	7,437	7,360	8,174
Receivables	6,492	6,410	6,791	6,137	6,020	5,869
Tax Equivalents Receivable	472	283	81	73	93	92
Financial Assets at Fair Value	9,071	10,260	10,936	11,556	12,127	12,762
Advances Paid	913	960	1,026	1,098	1,125	1,115
Deferred Tax Equivalents Assets	5,307	5,288	5,410	5,531	5,669	5,810
Equity
Investments in Other Public Sector Entities	82,721	86,942	93,723	98,969	104,217	108,521
Investments in Other Public Sector - Held for Sale	784	—	—	—	—	—
Investments in Associates	4,324	4,278	4,257	4,238	4,221	4,198
Other Financial Assets	14	10	10	11	11	11
Total Financial Assets	119,065	126,624	130,781	135,049	140,843	146,551

Non-Financial Assets
Inventories	271	248	252	251	254	255
Forestry Stock and Other Biological Assets	7	7	7	7	7	7
Assets Classified as Held for Sale	235	104	146	80	99	103
Investment Properties	125	125	125	125	125	125
Property, Plant and Equipment
Land and Buildings	61,208	62,726	64,392	65,240	65,326	65,610
Plant and Equipment	9,418	9,701	9,806	9,870	9,777	9,543
Infrastructure Systems	70,861	74,584	78,762	82,940	88,277	92,793
Intangibles	2,062	2,427	2,736	2,768	2,615	2,392
Other Non-Financial Assets	1,948	2,140	2,548	2,974	3,443	3,880
Total Non-Financial Assets	146,135	152,062	158,775	164,257	169,922	174,709

Total Assets	265,200	278,685	289,555	299,305	310,765	321,261

Liabilities
Deposits Held	1,072	114	106	102	101	100
Payables	4,689	4,605	4,708	4,357	4,439	4,531
Tax Equivalent Payables	21	6	109	53	—	—
Liabilities Directly Associated with Assets Held for Sale	—	—	—	—	—	—
Borrowings and Derivatives at Fair Value	12	10	8	6	4	3
Borrowings at Amortised Cost	29,048	31,148	31,993	32,817	33,493	34,013
Advances Received	725	713	765	815	750	678
Employee Provisions	13,130	13,648	13,542	13,557	13,668	13,903
Superannuation Provisions(a)	40,327	37,425	31,169	29,097	26,986	26,373
Deferred Tax Equivalent Provisions	634	599	621	656	684	680
Other Provisions	6,877	7,872	7,844	7,985	8,227	8,504
Other Liabilities	1,989	1,766	1,661	1,642	1,604	1,564

Total Liabilities	98,523	97,905	92,525	91,087	89,956	90,350

NET ASSETS	166,677	180,781	197,030	208,219	220,809	230,910

NET WORTH
Accumulated Funds	22,012	30,879	37,006	39,749	43,759	46,398
Reserves	144,665	149,902	160,024	168,470	177,050	184,512

TOTAL NET WORTH	166,677	180,781	197,030	208,219	220,809	230,910

OTHER FISCAL AGGREGATES
Net Financial Worth	20,542	28,719	38,256	43,962	50,886	56,201
Net Debt (b)	11,907	8,572	12,364	13,649	13,736	12,744
Net Financial Liabilities(c)	62,963	58,222	55,467	55,007	53,331	52,320

(a)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.
(b)	Net debt comprises the sum of deposits held, borrowings and advances received, minus the sum of cash and cash equivalents, financial assets at fair value and advances paid.
(c)	Net financial liabilities equals total liabilities less financial assets excluding equity investments in other public sector entities.

Budget Statement 2014-15	10 - 11

Table 10.3:	General Government Sector Cash Flow Statement

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Taxes Received	21,969	24,183	25,359	26,890	28,091	29,683
Receipts from Sales of Goods and Services	5,412	6,023	6,554	6,925	7,203	7,255
Grants and Subsidies Received	25,241	28,233	28,324	29,771	32,041	31,750
Interest Receipts	385	556	517	448	402	427
Dividends and Income Tax Equivalents	2,092	2,668	2,171	2,357	1,678	1,683
Other Receipts	6,577	6,473	6,143	6,415	6,606	6,794
Total Cash Receipts from Operating Activities	61,676	68,135	69,068	72,805	76,020	77,592

Cash Payments from Operating Activities
Payments for Employees	(25,567)	(27,160)	(28,145)	(29,956)	(30,704)	(31,689)
Payments for Superannuation	(3,273)	(3,327)	(3,489)	(3,679)	(3,899)	(4,121)
Payments for Goods and Services	(14,697)	(16,025)	(16,453)	(16,915)	(17,241)	(17,913)
Grants and Subsidies Paid	(8,683)	(8,473)	(9,449)	(8,989)	(9,495)	(9,268)
Interest Paid	(1,625)	(1,640)	(1,688)	(1,682)	(1,717)	(1,733)
Other Payments	(3,931)	(3,305)	(3,140)	(3,297)	(3,327)	(3,310)
Total Cash Payments from Operating Activities	(57,777)	(59,930)	(62,363)	(64,517)	(66,383)	(68,034)

Net Cash Flows from Operating Activities	3,900	8,205	6,705	8,288	9,637	9,558

Net Cash Flows from Investments in Non-Financial Assets
Sales of Non-Financial Assets	954	604	482	494	364	478
Purchases of Non-Financial Assets	(7,056)	(8,667)	(10,069)	(9,377)	(9,369)	(9,203)

Net Cash Flows from Investments in Non-Financial Assets	(6,102)	(8,063)	(9,587)	(8,883)	(9,005)	(8,725)

Cash Flows from Investments from Financial Assets for Policy Purposes
Receipts	5,221	2,846	311	176	198	247
Payments	(112)	(338)	(1,321)	(1,144)	(1,078)	(305)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	5,109	2,508	(1,009)	(968)	(880)	(58)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes
Receipts from Sale/Maturity of Investments	272	572	260	363	328	395
Payments for Purchases of Investments	(759)	(965)	(547)	(518)	(505)	(511)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(487)	(392)	(288)	(155)	(177)	(116)

Net Cash Flows from Investing Activities	(1,480)	(5,947)	(10,884)	(10,005)	(10,063)	(8,899)

Cash Flows from Financing Activities
Advances Received	—	68	87	77	3	3
Advances Repaid	(52)	(53)	(61)	(53)	(101)	(142)
Proceeds from Borrowings	3,450	2,310	1,107	1,155	1,067	1,198
Repayments of Borrowings	(3,163)	(435)	(594)	(555)	(621)	(911)
Deposits Received (net)	(144)	(960)	(9)	(7)	(3)	(3)
Other Financing (net)	(4)	4	—	—	—	—

Net Cash Flows from Financing Activities	87	934	529	618	345	144

Net Increase/(Decrease) in Cash Held	2,506	3,192	(3,650)	(1,099)	(81)	804

Derivation of Cash Result
Net Cash Flows from Operating Activities	3,900	8,205	6,705	8,288	9,637	9,558
Net Cash Flows from Investments in Non-Financial Assets	(6,102)	(8,063)	(9,587)	(8,883)	(9,005)	(8,725)

Cash Surplus/(Deficit)	(2,202)	142	(2,882)	(595)	632	833

10 - 12	Budget Statement 2014-15

Table 10.4:	Derivation of ABS GFS General Government Sector Cash Surplus/(Deficit)

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m
Cash Surplus/(Deficit)	(2,202)	142	(2,882)	(595)	632	833
Assets Acquired under Finance Leases	(709)	(122)	(113)	(113)	(108)	(110)
Other Financing Arrangements(a)	(38)	64	(21)	86	37	50

ABS GFS Surplus/(Deficit)	(2,949)	84	(3,016)	(621)	561	773

(a)	Comprises movements in payables and receivables of a capital nature.

Table 10.5:	General Government Sector Taxes

	2012-13	2013-14	2014-15
	Actual	Revised	Budget
	$m	$m	$m
Taxes on Employers’ Payroll and Labour Force	6,946	7,136	7,745

Taxes on Property
Land Taxes	2,333	2,386	2,497
Stamp Duties on Financial and Capital Transactions	5,269	6,626	6,865
Financial Institutions’ Transaction Taxes	—	—	—
Other	110	153	164

Total Taxes on Property	7,711	9,164	9,526

Taxes on the Provision of Goods and Services
Excises and Levies	—	—	—
Taxes on Gambling	1,873	1,910	2,090
Taxes on Insurance	2,029	2,377	2,387

Total Taxes on the Provision of Goods and Services	3,902	4,287	4,476

Taxes on Use of Goods and Performance of Activities
Motor Vehicle Taxes	2,728	2,856	3,016
Franchise Taxes	3	2	1
Other	692	683	724

Total Taxes on Use of Goods and Performance of Activities	3,422	3,541	3,741

Total Taxation Revenue	21,980	24,129	25,489

Budget Statement 2014-15	10 - 13

Table 10.6:	General Government Sector Grant Revenue and Expense

	2012-13	2013-14	2014-15
	Actual	Revised	Budget
	$m	$m	$m
Current Grants and Subsidies Revenue
Current Grants from the Commonwealth (a)
General Purpose Grants	14,777	15,895	16,810
Specific Purpose Payments	7,132	7,401	7,829
National Partnership Payments	1,439	2,101	1,278
Total	23,348	25,396	25,917
Other Grants and Subsidies	885	869	1,069

Total Current Grants and Subsidies Revenue	24,233	26,265	26,987

Capital Grants and Subsidies Revenue
Capital Grants from the Commonwealth (a)
General Purpose Grants	—	—	—
Specific Purpose Payments	20	0	0
National Partnership Payments	1,097	1,885	1,354
Total	1,117	1,885	1,354
Other Grants and Subsidies	56	106	(40)

Total Capital Grants and Subsidies Revenue	1,173	1,992	1,314

Total Grant Revenue	25,406	28,257	28,301

Current Grant, Subsidies, and Transfer Payments Expense to:
State/Territory Government	—	—	—
Local Government (a)	595	555	643
Private and Not-for-Profit Sector (a)	6,038	6,338	6,885
Other Sectors of Government	2,439	2,670	2,898

Total Current Grants, Subsidies, and Transfer Payments Expense	9,071	9,563	10,426

Capital Grant, Subsidies, and Transfer Payments Expense to:
State/Territory Government	—	—	—
Local Government (a)	165	302	324
Private and Not-for-Profit Sector (a)	258	276	368
Other Sectors of Government	1,913	2,463	2,582

Total Capital Grants, Subsidies, and Transfer Payments Expense	2,336	3,041	3,274

Total Grant Expense	11,407	12,604	13,700

10 - 14	Budget Statement 2014-15

Table 10.6:	General Government Sector Grant Revenue and Expense (cont)

	2012-13	2013-14	2014-15
	Actual	Revised	Budget
	$m	$m	$m

Note:

(a)     Grant revenue and expenses above exclude the following transfer payments from the Commonwealth Government that New South Wales passes on to third parties. They are not recorded as NSW revenue and expense elsewhere in Budget Papers as the State has no control over the amounts that it passes on. Details are as follows:

Transfer Receipts

Current Transfer Receipts for Specific Purposes	3,405	3,082	3,563
Capital Transfer Receipts for Specific Purposes	33	120	—

Total Receipts	3,438	3,202	3,563

Current Transfer Payments to
Local Government	674	358	711
Private and Not-for Profit Sector	2,731	2,724	2,852
Capital Transfer Payments to
Local Government	—	—	—
Private and Not-for Profit Sector	33	120	—

Total Payments	3,438	3,202	3,563

Table 10.7:	General Government Sector Dividend and Income Tax Equivalent Income

	2012-13	2013-14	2014-15
	Actual	Revised	Budget
	$m	$m	$m

Dividend and Income Tax Revenue from the PNFC Sector	2,549	2,021	2,232
Dividend and Income Tax Revenue from the PFC Sector	99	89	104
Other Dividend Income	595	690	370

Total Dividend and Income Tax Equivalent Income	3,243	2,800	2,707

Table 10.8:	General Government Sector Expenses by Function

	2012-13	2013-14	2014-15
	Actual	Revised	Budget
	$m	$m	$m
General Public Services	2,411	2,282	2,484
Defence	—	—	—
Public Order and Safety	6,396	6,449	6,698
Education	13,240	13,682	14,180
Health	16,835	17,700	18,570
Social Security and Welfare	4,923	5,186	5,589
Housing and Community Amenities	2,132	2,499	2,798
Recreation and Culture	1,384	1,215	1,065
Fuel and Energy	29	28	30
Agriculture, Forestry, Fishing and Hunting	774	743	795
Mining and Mineral Resources other than Fuels; Manufacturing; and Construction	194	187	203
Transport and Communications	7,394	8,830	9,125
Other Economic Affairs	1,052	1,047	1,153
Other Purposes (a)(b)	4,699	4,601	4,706

Total Expenses	61,462	64,449	67,396

(a)	2014-15 includes $150 million Advance to the Treasurer, which will be allocated across functions as the funds are spent in the Budget Year.
(b)	2012-13 Actual includes the retrospective application of changes to AASB 119.

Budget Statement 2014-15	10 - 15

Table 10.9:	General Government Sector Purchases of Non-financial Assets by Function

	2012-13	2013-14	2014-15
	Actual	Revised	Budget
	$m	$m	$m

General Public Services	326	365	514
Defence	—	—	—
Public Order and Safety	409	409	603
Education	537	508	480
Health	981	1,155	1,149
Social Security and Welfare	142	148	257
Housing and Community Amenities	122	244	249
Recreation and Culture	149	139	195
Fuel and Energy	1	1	4
Agriculture, Forestry, Fishing and Hunting	25	22	24
Mining and Mineral Resources other than Fuels; Manufacturing; and Construction	2	4	4
Transport and Communications	4,424	5,486	6,537
Other Economic Affairs	20	27	30
Other Purposes (a)	23	22	45

Total Purchases of Non-Financial Assets	7,163	8,530	10,091

Assets Acquired under Finance Leases
Health	620	30	22
Transport and Communications	89	92	91

Total Assets Acquired under Finance Leases	709	122	113

Total Capital Expenditure	7,873	8,652	10,203

(a)	2014-15 includes $20 million Advance to the Treasurer, which will be allocated across functions as the funds are spent in the Budget Year.

10 - 16	Budget Statement 2014-15

Table 10.10:	Public Non-financial Corporation Sector Operating Statement

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Taxation	—	—	—	—	—	—
Grants and Subsidies
- Commonwealth General Purpose	—	—	—	—	—	—
- Commonwealth Specific Purpose Payments	140	1	21	36	13	7
- Commonwealth National Partnership Payments	—	—	—	—	—	—
- Other Grants and Subsidies	3,140	3,112	3,010	2,544	2,987	2,963
Sale of Goods and Services	14,240	14,164	13,396	13,730	14,011	14,680
Interest	148	105	81	83	81	86
Dividend and Income Tax Equivalents from Other Sectors	—	—	—	—	—	—
Other Dividends and Distributions	—	0	—	—	6	—
Fines, Regulatory Fees and Other	2,000	2,691	2,882	3,004	2,921	3,190
Total Revenues from Transactions	19,668	20,074	19,390	19,397	20,019	20,925

Expenses from Transactions
Employee	3,391	3,648	3,615	3,588	3,610	3,616
Superannuation
- Superannuation Interest Cost	178	78	69	58	52	45
- Other Superannuation	407	345	338	333	331	329
Depreciation and Amortisation	3,101	3,333	3,617	3,684	3,792	3,999
Interest	1,772	2,114	2,176	2,270	2,405	2,525
Income Tax Expense	874	703	534	510	488	540
Other Property	—	—	—	—	—	—
Other Operating	7,012	7,133	7,150	7,204	7,019	7,211
Grants and Subsidies
- Current Grants and Subsidies	254	312	312	312	312	262
- Capital Grants	39	575	48	—	60	—
Total Expenses from Transactions	17,027	18,242	17,860	17,960	18,069	18,527

Transactions from Discontinuing Operations (a)	182	7	—	—	—	—

NET OPERATING BALANCE - SURPLUS AFTER TAX	2,823	1,840	1,530	1,438	1,950	2,399

Budget Statement 2014-15	10 - 17

Table 10.10:	Public Non-financial Corporation Sector Operating Statement (cont)

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m

Other Economic Flows - Included in the Operating Result
Gain/(Loss) from Superannuation	2	—	—	—	—	—
Gain/(Loss) from Other Liabilities	49	—	—	—	—	—
Other Net Gains/(Losses)	1,919	811	340	257	82	83
Share of Earnings from Associates (excluding Dividends)	—	—	—	—	—	—
Dividends from Asset Sale Proceeds	—	—	—	—	—	—
Deferred Income Tax from Other Sectors	—	—	—	—	—	—
Other	(35)	32	(11)	7	(1)	(4)
Discontinuing Operations - Other Economic Flows	(16)	(0)	—	—	—	—
Other Economic Flows - included in Operating Result	1,919	842	329	264	81	79

Operating Result	4,742	2,682	1,859	1,701	2,031	2,478

Other Economic Flows - Other Comprehensive Income

Items that will not be Reclassified to Operating Result
Superannuation Actuarial Gains/(Loss)	1,119	(110)	752	275	265	88
Deferred Tax Direct to Equity	(650)	(60)	(138)	(138)	(148)	(147)
Revaluations	5,156	4,442	2,883	2,837	2,948	3,137
Share of Earnings from Associates from Revaluations	—	—	—	—	—	—
Items that may be Reclassified Subsequently to Operating Result
Net Gain/(Loss) on Equity Investments in Other Sectors	—	—	—	—	—	—
Net Gain/(Loss) on Equity Investments in Other Sectors Discontinued	—	—	—	—	—	—
Net Gain/(Loss) on Financial Instruments at Fair Value	93	108	—	—	—	—
Other	277	42	1,099	825	883	25
Other Economic Flows - Other Comprehensive Income	5,996	4,422	4,597	3,799	3,948	3,103

Comprehensive Result - Total Change in Net Worth (b)	10,738	7,104	6,455	5,500	5,979	5,581

Key Fiscal Aggregates

Comprehensive Result - Total Change in Net Worth	10,738	7,104	6,455	5,500	5,979	5,581
Less: Net Other Economic Flows	(7,915)	(5,264)	(4,926)	(4,063)	(4,029)	(3,183)
Equals: Net Operating Balance - Surplus After Tax	2,823	1,840	1,530	1,438	1,950	2,399

Less: Net Acquisition of Non-Financial Assets
Purchases of Non-Financial Assets	5,426	4,705	4,844	5,698	5,653	5,458
Sales of Non-Financial Assets	(277)	(408)	(460)	(561)	(400)	(353)
Less: Depreciation	(3,101)	(3,333)	(3,617)	(3,684)	(3,792)	(3,999)
Plus : Change in Inventories	67	(96)	104	(114)	(36)	(115)
Plus : Other Movements in Non-Financial Assets
- Assets Acquired Using Finance Leases	854	785	—	—	1,570	—
- Other	1,402	1,762	2,436	2,579	2,413	2,700

Equals: Total Net Acquisition of Non-Financial Assets	4,371	3,416	3,307	3,918	5,408	3,691

Equals: Net Lending/(Borrowing) [Fiscal Balance]	(1,548)	(1,576)	(1,777)	(2,480)	(3,458)	(1,292)

OTHER FISCAL AGGREGATES
Capital Expenditure (c)	6,280	5,491	4,844	5,698	7,223	5,458
Dividends Accrued (d)	(1,664)	(1,318)	(1,698)	(1,095)	(1,059)	(948)

(a)	Discontinuing operations for 2013-14 includes the Port of Newcastle transaction. The 2012-13 actual will be restated as part of the 2013-14 Total State Sector Accounts with related note disclosures.
(b)	‘Total change in net worth’ is before transactions with owners as owners, and before revisions to accounting policies. The actual movement in balance sheet net worth may therefore differ.
(c)	Capital expenditure comprises purchases of non-financial assets plus assets acquired using finance leases.
(d)	Net borrowing for the PNFC sector excludes the impact of dividends accrued, and so may not fully reflect the sector’s call on the financial markets.

2012-13 actual includes the retrospective application of changes to AASB 119.

10 - 18	Budget Statement 2014-15

Table 10.11:	Public Non-financial Corporation Sector Balance Sheet

	June 2013	June 2014	June 2015	June 2016	June 2017	June 2018
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m
Assets
Financial Assets
Cash and Cash Equivalent Assets	2,001	1,168	2,101	1,966	1,798	1,916
Receivables	2,270	2,195	2,101	2,126	2,135	2,194
Tax Equivalents Receivable	21	6	109	53	—	—
Financial Assets at Fair Value	1,135	1,230	1,071	1,048	1,041	1,020
Advances Paid	12	0	0	0	0	0
Deferred Tax Equivalents Assets	631	596	617	653	681	677
Other Financial Assets	2	2	2	2	2	2
Total Financial Assets	6,073	5,196	6,001	5,847	5,657	5,810

Non-Financial Assets
Inventories	1,196	1,081	1,149	1,001	961	844
Forestry Stock and Other Biological Assets	708	708	708	708	708	708
Assets Classified as Held for Sale	1,264	112	48	42	42	42
Investment Properties	436	431	408	369	351	368
Property, Plant and Equipment
Land and Buildings	52,242	53,091	55,615	57,956	61,472	63,634
Plant and Equipment	5,658	6,371	6,305	6,225	6,122	5,981
Infrastructure Systems	65,413	70,203	73,738	78,128	82,876	87,581
Intangibles	1,620	1,514	1,471	1,454	1,436	1,377
Other Non-Financial Assets	232	232	228	232	238	243
Total Non-Financial Assets	128,770	133,743	139,669	146,116	154,205	160,777

Total Assets	134,843	138,940	145,671	151,964	159,862	166,587

Liabilities
Deposits Held	103	101	93	88	88	43
Payables	2,970	2,612	2,699	2,860	2,933	3,036
Tax Equivalent Payables	465	277	74	66	86	85
Liabilities Directly Associated with Assets Held for Sale	182	3	3	3	3	3
Borrowings and Derivatives at Fair Value	182	152	152	112	112	112
Borrowings at Amortised Cost	30,563	33,265	35,916	38,450	41,522	43,674
Advances Received	486	459	432	404	389	374
Employee Provisions	2,391	2,035	2,041	2,054	2,069	2,070
Superannuation Provisions(a)	2,859	2,651	1,930	1,667	1,397	1,308
Deferred Tax Equivalent Provisions	5,306	5,287	5,409	5,530	5,668	5,809
Other Provisions	2,521	2,215	2,519	1,886	1,836	1,692
Other Liabilities	446	308	246	283	278	267

Total Liabilities	48,474	49,366	51,515	53,403	56,382	58,473

NET ASSETS	86,368	89,573	94,156	98,561	103,481	108,114

NET WORTH
Accumulated Funds	43,186	43,029	44,859	46,558	48,672	50,309
Reserves	43,183	46,544	49,297	52,002	54,808	57,805

TOTAL NET WORTH	86,368	89,573	94,156	98,561	103,481	108,114

OTHER FISCAL AGGREGATES
Net Financial Worth	(42,402)	(44,170)	(45,514)	(47,556)	(50,724)	(52,663)
Net Debt (b)	28,186	31,579	33,422	36,040	39,273	41,266
Net Financial Liabilities(c)	42,402	44,170	45,514	47,556	50,724	52,663

(a)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.
(b)	Net debt comprises the sum of deposits held, borrowings and advances received, minus the sum of cash and cash equivalents, financial assets at fair value and advances paid.
(c)	Net financial liabilities equals total liabilities less financial assets excluding equity investments in other public sector entities.

Budget Statement 2014-15	10 - 19

Table 10.12:	Public Non-financial Corporation Sector Cash Flow Statement

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Taxes Received	—	—	—	—	—	—
Receipts from Sales of Goods and Services	15,576	14,533	13,887	14,089	14,206	14,821
Grants and Subsidies Received	3,291	3,203	3,031	2,580	3,000	2,970
Interest Receipts	143	110	79	80	78	83
Other Receipts	2,694	1,867	1,960	2,008	1,990	2,076
Total Cash Receipts from Operating Activities	21,704	19,712	18,956	18,757	19,274	19,949

Cash Payments from Operating Activities
Payments for Employees	(3,866)	(4,015)	(3,783)	(3,751)	(3,770)	(3,789)
Payments for Superannuation	(346)	(411)	(376)	(379)	(388)	(375)
Payments for Goods and Services	(7,799)	(7,157)	(7,020)	(6,846)	(6,651)	(6,904)
Grants and Subsidies Paid	(254)	(348)	(312)	(312)	(312)	(262)
Interest Paid	(1,714)	(1,785)	(1,958)	(2,023)	(2,169)	(2,280)
Income Tax Equivalents Paid	(789)	(884)	(884)	(505)	(451)	(542)
Other Payments	(2,025)	(1,669)	(1,646)	(1,515)	(1,604)	(1,540)
Total Cash Payments from Operating Activities	(16,794)	(16,269)	(15,979)	(15,330)	(15,345)	(15,691)

Net Cash Flows from Operating Activities	4,910	3,443	2,977	3,427	3,929	4,258

Net Cash Flows from Investments in Non-Financial Assets
Sales of Non-Financial Assets	276	409	460	561	400	353
Purchases of Non-Financial Assets	(5,542)	(4,910)	(4,817)	(5,654)	(5,673)	(5,460)

Net Cash Flows from Investments in Non-Financial Assets	(5,267)	(4,500)	(4,357)	(5,093)	(5,274)	(5,107)

Cash Flows from Investments from Financial Assets for Policy Purposes
Receipts	18	306	5	—	—	—
Payments	(14)	(14)	(20)	(15)	(16)	(16)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	4	292	(15)	(15)	(16)	(16)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes
Receipts from Sale/Maturity of Investments	209	95	198	51	53	70
Payments for Purchases of Investments	(200)	(281)	(22)	(49)	(28)	(30)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	9	(186)	176	1	25	40
Net Cash Flows from Investing Activities	(5,254)	(4,395)	(4,196)	(5,107)	(5,264)	(5,083)

Cash Flows from Financing Activities
Advances Received	1	40	1,099	841	891	25
Advances Repaid	(341)	(271)	(223)	(44)	(31)	(31)
Proceeds from Borrowings	4,598	3,106	4,023	2,955	2,552	3,457
Repayments of Borrowings	(2,684)	(1,268)	(1,432)	(1,027)	(1,348)	(1,502)
Dividends Paid	(1,144)	(1,555)	(1,308)	(1,691)	(1,095)	(1,059)
Deposits Received (net)	12	(2)	(8)	(6)	1	(45)
Other Financing (net)	—	—	—	—	—	—

Net Cash Flows from Financing Activities	442	50	2,152	1,028	970	846

Net Increase/(Decrease) in Cash Held	99	(901)	933	(652)	(365)	21

Derivation of Cash Result
Net Cash Flows from Operating Activities	4,910	3,443	2,977	3,427	3,929	4,258
Net Cash Flows from Investments in Non-Financial Assets	(5,267)	(4,500)	(4,357)	(5,093)	(5,274)	(5,107)
Dividends Paid	(1,144)	(1,555)	(1,308)	(1,691)	(1,095)	(1,059)

Cash Surplus/(Deficit)	(1,501)	(2,613)	(2,688)	(3,357)	(2,440)	(1,908)

10 - 20	Budget Statement 2014-15

Table 10.13:	Derivation of ABS GFS Public Non-financial Corporation Sector Cash Surplus/(Deficit)

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m
Cash Surplus/(Deficit)	(1,501)	(2,613)	(2,688)	(3,357)	(2,440)	(1,908)
Assets Acquired under Finance Leases	(854)	(785)	—	—	(1,570)	—
Other Financing Arrangements(a)	118	203	(26)	(44)	21	2

ABS GFS Surplus/(Deficit)	(2,237)	(3,195)	(2,714)	(3,401)	(3,990)	(1,906)

(a)	Comprises movements in payables and receivables of a capital nature.

Table 10.14:	Non-financial Public Sector Operating Statement

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Taxation	21,105	23,332	24,639	25,989	27,128	28,708
Grants and Subsidies
- Commonwealth General Purpose	14,777	15,895	16,810	17,624	18,330	18,975
- Commonwealth Specific Purpose Payments	7,273	7,402	7,851	8,521	9,282	9,766
- Commonwealth National Partnership Payments	2,536	3,986	2,632	2,673	3,447	2,281
- Other Grants and Subsidies	655	566	552	699	672	471
Sale of Goods and Services	18,323	18,656	18,168	18,886	19,424	20,158
Interest	470	618	545	469	451	484
Dividend and Income Tax Equivalents from Other Sectors	99	89	104	78	81	83
Other Dividends and Distributions	595	690	370	408	446	466
Fines, Regulatory Fees and Other	4,517	4,695	4,689	4,897	5,106	5,342

Total Revenues from Transactions	70,349	75,927	76,360	80,244	84,366	86,736

Expenses from Transactions
Employee	29,441	30,634	31,331	32,608	33,969	34,960
Superannuation
- Superannuation Interest Cost	1,555	1,574	1,555	1,527	1,492	1,447
- Other Superannuation	2,756	2,928	3,036	3,035	3,097	3,174
Depreciation and Amortisation	6,768	7,306	7,860	8,128	8,395	8,779
Interest	3,909	4,289	4,396	4,532	4,720	4,919
Income Tax Expense	—	—	—	—	—	—
Other Property	—	—	—	—	—	—
Other Operating	19,078	19,454	20,118	20,762	20,718	21,559
Grants and Subsidies
- Current Grants and Subsidies	6,778	7,099	7,774	7,994	8,221	8,161
- Capital Grants	423	1,141	741	656	707	621

Total Expenses from Transactions	70,708	74,426	76,811	79,241	81,319	83,619

Transactions from Discontinuing Operations (a)	218	9	—	—	—	—

NET OPERATING BALANCE - SURPLUS/(DEFICIT)	(140)	1,510	(451)	1,002	3,047	3,117

Budget Statement 2014-15	10 - 21

Table 10.14:	Non-financial Public Sector Operating Statement (cont)

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m
Other Economic Flows - Included in the Operating Result
Gain/(Loss) from Superannuation	2	—	—	—	—	—
Gain/(Loss) from Other Liabilities	494	(444)	312	103	97	2
Other Net Gains/(Losses)	2,250	971	311	404	190	231
Share of Earnings from Associates (excluding Dividends)	(137)	(24)	(22)	(19)	(17)	(23)
Other	38	(102)	(39)	(39)	(40)	(41)
Discontinuing Operations - Other Economic Flows	(61)	(0)	—	—	—	—
Other Economic Flows - included in Operating Result	2,585	402	563	448	230	169

Operating Result	2,445	1,911	112	1,451	3,277	3,286

Other Economic Flows - Other Comprehensive Income

Items that will not be Reclassified to Operating Result
Superannuation Actuarial Gains/(Loss)	8,272	3,876	7,705	2,840	2,684	827
Deferred Tax Direct to Equity	0	63
Revaluations	8,317	6,882	6,345	6,158	6,400	6,417
Share of Earnings from Associates from Revaluations	—	—	—	—	—	—
Items that may be Reclassified Subsequently to Operating Result
Net Gain/(Loss) on Equity Investments in Other Sectors	2,261	231	2,199	841	328	(330)
Net Gain/(Loss) on Financial Instruments at Fair Value	91	108	—	—	—	—
Other	(237)	968	(101)	(101)	(101)	(101)
Other Economic Flows - Other Comprehensive Income	18,704	12,127	16,148	9,737	9,311	6,813

Comprehensive Result - Total Change in Net Worth (b)	21,149	14,039	16,260	11,188	12,588	10,099

Key Fiscal Aggregates

Comprehensive Result - Total Change in Net Worth	21,149	14,039	16,260	11,188	12,588	10,099
Less: Net Other Economic Flows	(21,289)	(12,529)	(16,711)	(10,186)	(9,541)	(6,982)
Equals: Net Operating Balance	(140)	1,510	(451)	1,002	3,047	3,117

Less: Net Acquisition of Non-Financial Assets
Purchases of Non-Financial Assets	12,580	13,227	14,926	14,980	14,976	14,602
Sales of Non-Financial Assets	(1,299)	(938)	(942)	(1,055)	(763)	(831)
Less: Depreciation	(6,768)	(7,306)	(7,860)	(8,128)	(8,395)	(8,779)
Plus : Change in Inventories	50	(115)	109	(115)	(34)	(114)
Plus : Other Movements in Non-Financial Assets
- Assets Acquired Using Finance Leases	1,563	907	113	113	1,679	110
- Other	643	98	388	402	352	434
Equals: Total Net Acquisition of Non-Financial Assets	6,769	5,873	6,733	6,197	7,815	5,423

Equals: Net Lending/(Borrowing) [Fiscal Balance]	(6,909)	(4,363)	(7,184)	(5,195)	(4,768)	(2,306)

OTHER AGGREGATES
Capital Expenditure (c)	14,143	14,135	15,038	15,093	16,655	14,713

(a)	Discontinuing operations for 2013-14 includes the Port of Newcastle transaction. The 2012-13 actual will be restated as part of the 2013-14 Total State Sector Accounts with related note disclosures.
(b)	‘Total change in net worth’ is before transactions with owners as owners, and before revisions to accounting policies. The actual movement in balance sheet net worth may therefore differ.
(c)	Capital expenditure comprises purchases of non-financial assets plus assets acquired using finance leases.

2012-13 actual includes the retrospective application of changes to AASB 119.

10 - 22	Budget Statement 2014-15

Table 10.15: Non-financial Public Sector Balance Sheet

	June 2013	June 2014	June 2015	June 2016	June 2017	June 2018
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m

Assets
Financial Assets
Cash and Cash Equivalent Assets	10,968	13,360	10,647	9,403	9,158	10,090
Receivables	6,175	6,099	5,949	5,877	5,803	5,801
Financial Assets at Fair Value	9,714	10,994	11,536	12,162	12,730	13,353
Advances Paid	441	509	597	700	735	741
Deferred Tax Equivalents Assets	1	1	1	1	1	1
Equity
Investments in Other Public Sector Entities	(2,863)	(2,632)	(433)	408	737	407
Investments in Associates	4,324	4,278	4,257	4,238	4,221	4,198
Other Financial Assets	16	12	12	13	13	13

Total Financial Assets	28,776	32,623	32,567	32,801	33,396	34,603
Non-Financial Assets
Inventories	1,468	1,329	1,401	1,253	1,215	1,099
Forestry Stock and Other Biological Assets	715	715	715	715	715	715
Assets Classified as Held for Sale	1,499	216	193	121	141	145
Investment Properties	562	557	534	495	476	493
Property, Plant and Equipment
Land and Buildings	113,450	115,817	120,007	123,197	126,798	129,244
Plant and Equipment	15,075	16,072	16,111	16,096	15,899	15,524
Infrastructure Systems	136,274	144,787	152,500	161,068	171,152	180,374
Intangibles	3,683	3,940	4,207	4,223	4,051	3,768
Other Non-Financial Assets	2,133	2,356	2,762	3,192	3,668	4,109
Total Non-Financial Assets	274,858	285,790	298,430	310,359	324,115	335,472

Total Assets	303,634	318,412	330,997	343,161	357,511	370,075

Liabilities
Deposits Held	1,175	215	200	189	189	144
Payables	6,729	6,452	6,584	6,348	6,490	6,658
Liabilities Directly Associated with Assets Held for Sale	182	3	3	3	3	3
Borrowings and Derivatives at Fair Value	194	162	160	118	116	115
Borrowings at Amortised Cost	59,119	63,917	67,438	70,825	74,576	77,258
Advances Received	728	722	768	820	750	678
Employee Provisions	15,475	15,637	15,536	15,565	15,690	15,926
Superannuation Provisions(a)	43,186	40,076	33,099	30,764	28,383	27,682
Deferred Tax Equivalent Provisions	3	3	3	3	3	3
Other Provisions	7,788	8,397	8,293	8,407	8,643	8,894
Other Liabilities	2,379	2,048	1,882	1,900	1,858	1,805

Total Liabilities	136,957	137,631	133,967	134,942	136,702	139,165

NET ASSETS	166,677	180,781	197,030	208,219	220,809	230,910

NET WORTH
Accumulated Funds	61,084	69,738	77,571	81,887	87,875	92,014
Reserves	105,593	111,042	119,459	126,331	132,934	138,896

TOTAL NET WORTH	166,677	180,781	197,030	208,219	220,809	230,910

OTHER FISCAL AGGREGATES
Net Financial Worth	(108,181)	(105,009)	(101,399)	(102,141)	(103,306)	(104,562)
Net Debt(b)	40,093	40,151	45,786	49,689	53,009	54,010
Net Financial Liabilities(c)	105,318	102,377	100,967	102,549	104,042	104,968

(a)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.
(b)	Net debt comprises the sum of deposits held, borrowings and advances received, minus the sum of cash and cash equivalents, financial assets at fair value and advances paid.
(c)	Net financial liabilities equals total liabilities less financial assets excluding equity investments in other public sector entities.

Budget Statement 2014-15	10 - 23

Table 10.16:	Non-financial Public Sector Cash Flow Statement

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Taxes Received	21,104	23,347	24,556	26,011	27,155	28,742
Receipts from Sales of Goods and Services	20,126	18,964	19,293	19,871	20,233	20,897
Grants and Subsidies Received	25,048	27,894	27,902	29,462	31,710	31,664
Interest Receipts	455	602	532	466	422	454
Dividends and Income Tax Equivalents	110	88	81	105	79	82
Other Receipts	9,272	8,301	8,040	8,426	8,620	8,698
Total Operating Receipts	76,115	79,196	80,404	84,341	88,219	90,536

Cash Payments from Operating Activities
Payments for Employees	(29,079)	(30,733)	(31,127)	(32,995)	(33,748)	(34,740)
Payments for Superannuation	(3,620)	(3,699)	(3,865)	(4,058)	(4,287)	(4,496)
Payments for Goods and Services	(21,123)	(21,262)	(22,120)	(22,356)	(22,414)	(23,370)
Grants and Subsidies Paid	(5,605)	(5,735)	(6,469)	(6,523)	(6,596)	(6,352)
Interest Paid	(3,266)	(3,361)	(3,582)	(3,643)	(3,827)	(3,956)
Other Payments	(5,825)	(4,660)	(4,877)	(4,750)	(4,886)	(4,874)
Total Operating Payments	(68,517)	(69,450)	(72,039)	(74,325)	(75,759)	(77,787)

Net Cash Flows from Operating Activities	7,599	9,746	8,365	10,016	12,460	12,749

Cash Flows from Investments in Non-Financial Assets
Sales of Non-Financial Assets	1,245	986	942	1,055	763	831
Purchases of Non-Financial Assets	(12,551)	(13,330)	(14,878)	(15,022)	(15,032)	(14,655)

Net Cash Flows from Investments in Non-Financial Assets	(11,307)	(12,344)	(13,936)	(13,967)	(14,269)	(13,824)

Cash Flows from Investments from Financial Assets for Policy Purposes
Receipts	4,883	2,888	94	132	168	217
Payments	(126)	(312)	(241)	(334)	(211)	(296)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	4,757	2,575	(147)	(202)	(43)	(80)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes
Receipts from Sale/Maturity of Investments	412	561	424	376	339	423
Payments for Purchases of Investments	(919)	(1,148)	(569)	(568)	(533)	(541)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(507)	(588)	(146)	(191)	(193)	(117)
Net Cash Flows from Investing Activities	(7,056)	(10,356)	(14,229)	(14,360)	(14,505)	(14,021)

Cash Flows from Financing Activities
Advances Received	0	68	87	93	11	3
Advances Repaid	(53)	(57)	(61)	(53)	(102)	(142)
Proceeds from Borrowings	8,049	5,412	5,130	4,110	3,619	4,655
Repayments of Borrowings	(5,818)	(1,672)	(1,992)	(1,544)	(1,927)	(2,371)
Deposits Received (net)	(132)	(962)	(17)	(12)	(2)	(48)
Other Financing (net)	94	132	—	—	—	—

Net Cash Flows from Financing Activities	2,141	2,922	3,146	2,594	1,599	2,096

Net Increase/(Decrease) in Cash Held	2,684	2,312	(2,717)	(1,751)	(446)	824

Derivation of Cash Result

Net Cash Flows from Operating Activities	7,599	9,746	8,365	10,016	12,460	12,749
Net Cash Flows from Investments in Non-Financial Asset	(11,307)	(12,344)	(13,936)	(13,967)	(14,269)	(13,824)

Cash Surplus/(Deficit)	(3,708)	(2,598)	(5,570)	(3,951)	(1,808)	(1,075)

10 - 24	Budget Statement 2014-15

Table 10.17:	Derivation of ABS GFS Non-financial Public Sector Cash Surplus/(Deficit)

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m
Cash Surplus/(Deficit)	(3,708)	(2,598)	(5,570)	(3,951)	(1,808)	(1,075)
Assets Acquired under Finance Leases	(1,563)	(907)	(113)	(113)	(1,679)	(110)
Other Financing Arrangements(a)	26	55	(48)	42	56	53

ABS GFS Surplus/(Deficit)	(5,245)	(3,450)	(5,731)	(4,022)	(3,431)	(1,133)

(a)	Comprises movements in payables and receivables of a capital nature.

10.6 Loan Council Allocation

The Commonwealth, State and Territory governments nominate a Loan Council Allocation (LCA) each year. The LCA measures each jurisdiction’s net call on financial markets in a given financial year to meet its budget objectives. The NSW LCA for 2014-15 was approved at the March 2014 meeting of the Ministerial Council.

Table 10.18 compares the 2014-15 LCA bid based on the 2013-14 Half-Yearly Review, with a revised LCA based on 2014-15 Budget estimates. The revised estimates take into account fiscal and economic developments that have occurred since the Half-Yearly Review.

The 2014-15 estimated LCA is a deficit of $6.7 billion compared with an original deficit allocation of $7.1 billion. The variance of $0.4 billion is within the Loan Council’s tolerance limit. The tolerance limit for 2014-15 is $1.6 billion and is calculated as 2 per cent of cash receipts from operating activities for the non-financial public sector.

Table 10.18:	Loan Council Allocation Estimates

		2014-15 Loan Council Allocation $m	2014-15 Budget-time Estimate $m
	General Government Sector Cash Deficit/(Surplus)	3,315	2,882
	Public Non-Financial Corporations Sector Cash Deficit/(Surplus)	2,611	2,688
	Non-Financial Public Sector Cash Deficit/(Surplus) (a)	5,926	5,570
	Acquisitions Under Finance Leases and Similar Arrangements (b)	301	160
Equals:	ABS GFS Cash Deficit/(Surplus)	6,226	5,731
Minus:	Net Cash Flows From Investments in Financial Assets For Policy Purposes	(71)	(147)
Plus:	Memorandum Items (c)	826	864

	Loan Council Allocation	7,123	6,742

(a)	May not directly equate to the sum of the general government and PNFC cash deficits due to intersectoral transfers which are netted out.
(b)	Finance leases and similar arrangements are shown separately as they are deducted from the AASB 1049 cash surplus to derive the ABS GFS cash surplus.
(c)	Memorandum items are used to adjust the ABS deficit to include in LCAs certain transactions, such as operating leases that have many characteristics of public sector borrowings but are not formal borrowings. They are also used, where appropriate, to deduct from the ABS deficit certain transactions, that the Loan Council has agreed should not be included in LCAs - for example, the funding of more than employers’ emerging costs under public sector superannuation schemes, or borrowings by entities such as universities.

Budget Statement 2014-15	10 - 25

Public Private Partnerships

As approved at the 1997 Loan Council Meeting, States are to report their full contingent exposure to Public Private Partnerships for new contracts entered into, that have not previously been reported. Exposure is to be measured by the Government’s termination liabilities in a case of private sector default, and disclosed as a footnote to, rather than a component of, Loan Council Allocations.

Information on new finance leases entered into (and other capital expenditure reported on balance sheet) is also reported within the Loan Council Allocation.

Therefore, only new PPP off-balance sheet projects are reported below as Memo Items.

CONTRACTS EXPECTED TO BE ENTERED INTO 2014-15

NORTHCONNEX

The NSW Government, Transurban and the M7 Westlink Shareholders (the Project Sponsors) are planning to build, operate and maintain a tolled motorway linking the M1 Pacific Motorway at Wahroonga to the Hills M2 Motorway at West Pennant Hills – called NorthConnex. The proposed motorway would be a nine kilometre tunnel.

The $3 billion project, consisting of a construction budget of $2.65 billion in addition to land and project delivery costs, will be funded through toll charges with a contribution from the NSW of up to $502 million and from the Commonwealth Governments of $400 million.

The project is being developed and assessed consistent with the Government’s Unsolicited Proposals Guide for Submission and Assessment, February 2014.

Contractual arrangements are expected to be finalised by November 2014. It is expected that the tunnel would be opened to traffic late 2019.

Expected Government Contingent Liability	Nil

10 - 26	Budget Statement 2014-15

Appendix A:	Statement of Significant Accounting Policies and Forecast Assumptions

Scope of the Estimated Financial Statements

The Budget Papers present the Estimated Financial Statements of the General Government Sector including revised estimates for the current year ending 30 June 2014, estimates for the Budget year ending 30 June 2015 and the three forward years ending 30 June 2016, 2017 and 2018.

These comprise the General Government Sector Operating Statement, General Government Sector Balance Sheet, General Government Sector Cash Flow Statement and Derivation of ABS GFS General Government Sector Cash Surplus / (Deficit). These are prepared in accordance with this Statement of Significant Accounting Policies and Forecast Assumptions.

Collectively the statements and the Statement of Significant Accounting Policies and Forecast Assumptions are referred to as the ‘Estimated Financial Statements’.

The Estimated Financial Statements are prepared for the NSW General Government Sector, which is determined in accordance with the principles and rules contained in the Australian Bureau of Statistics, Australian System of Government Finance Statistics: Concepts, Sources and Methods 2005 (cat. No. 5514) (ABS GFS Manual) as amended from time to time.

The General Government Sector comprises government agencies that are controlled by the State that:

•	undertake regulatory functions

•	redistribute income and wealth

•	provide or distribute goods and services on a non-market basis to individuals and the community and/or

•	provide services to general government agencies.

The scope of the General Government Sector is outlined in Appendix B of Budget Paper 2.

Budget Statement 2014-15	A - 1

Basis of Preparation

The Estimated Financial Statements are prepared using the accrual basis of accounting which recognises the effect of transactions and events when they are forecast to occur.

They have been prepared to reflect existing operations and the impact of new policy decisions taken by the New South Wales Government (where their financial effect can be reliably measured). The 2013-14 budget is derived from the 2013-14 Budget Papers. The revised estimates for 2013-14 are based on actual results at 30 April 2014, and updated year end projections provided by agencies. They have also been prepared to take into account other economic and financial data available to Treasury up to 13 June 2014, including Commonwealth Government funding decisions announced in the 2014-15 Commonwealth Budget.

In keeping with these principles, where the impact of a policy decision or planned event cannot be reliably estimated, the impact is not reflected within the Estimated Financial Statements (e.g. due to uncertainties regarding the timing and amount of future cash flows).

Any estimates or assumptions made in measuring revenues, expenses, other economic flows, assets or liabilities are based on the latest information available at the time, professional judgments derived from experience and other factors considered to be reasonable under the circumstances. Actual results may differ from such estimates. Assumptions are detailed below, under the headings Material economic and other assumptions and Summary of other key assumptions.

Accounting Policies

Australian Accounting Standards do not include requirements or provide guidance on the preparation or presentation of prospective financial statements. However, recognition and measurement principles within Australian Accounting Standards have been applied in the presentation of the Estimated Financial Statements to the maximum extent possible.

The Estimated Financial Statements do not include the impact of business asset transactions until they are finalised. The financial impact of future planned discontinuing operations or restructures are not recognised due to the commercial-in-confidence nature of the transactions.

The Estimated Financial Statements adopt the accounting policies expected to be used in preparing general purpose financial statements for 2013-14. With the exception of those matters below, the policies are not materially different from those applied in the Total State Sector Accounts 2012-13. Note 1 of the Total State Sector Accounts 2012-13 sets out the significant accounting policies, including the principles of consolidation and the recognition and measurement policies for revenues, expenses, other economic flows, assets and liabilities.

A - 2	Budget Statement 2014-15

The Estimated Financial Statements do not include the new / revised AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements, AASB 12 Disclosure of Interests in Other Entities, AASB 127 Separate Financial Statements and AASB 128 Investments in Associates and Joint Ventures requirements on the basis that the GGS is not-for-profit. These new and revised standards do not apply to not-for-profit entities until 2014-15.

Change in Accounting Policies

The following Australian Accounting Standards have been adopted in 2013-14 resulting in a material impact on the State’s financial estimates, as follows.

AASB 13, AASB 2011-8 and AASB 2012-1 regarding Fair Value Measurement

The State adopted the new AASB 13 Fair Value Measurement prospectively in 2013-14 in accordance with the transitional requirements in the Standard. AASB 13 provides a single source of guidance on fair value measurement. The Standard does not mandate when an entity is required to use fair value, but it provides guidance on how to measure fair value where adopted under Australian Accounting Standards. AASB 13 defines fair value as an exit price determined from a market participant’s perspective. As a result of AASB 13, the State’s policies for measuring fair values have been reviewed, in particular to confirm that valuation techniques and inputs are selected in accordance with the new Standard.

Application of AASB 13 will not materially impact the General Government Sector as fair value was already mandated for the valuation of physical non-current assets within the Treasury Policy and Guidelines Paper ‘Valuation of Physical Non-Current Assets at Fair Value’.

AASB 119, AASB 2011-10 and AASB 2011-11 regarding Employee Benefits

The State adopted the revised AASB 119 Employee Benefits in 2013-14 in accordance with the requirements in the revised standard. The 2013-14 Budget incorporated the impact of this change. This had no impact on the Statement of Financial Position, but required the restatement of comparative figures in the Statement of Comprehensive Income and related disclosures.

As a result of the amendment to AASB 119, the net superannuation interest cost on the defined benefit superannuation schemes increased, and became more volatile, as the amended Standard calculates the net interest expense using the government bond rate (i.e. a single discount rate).

In contrast, the net interest expense in the past was calculated as the difference between the gross interest cost based on the government bond rate and the expected return on plan assets. The change increases the net interest expense because the expected return on plan assets has historically been higher than the government bond rate, thereby reducing the gross interest income and increasing the net interest expense. The difference between the actual asset returns and the gross interest income based on the government bond rate is recognised as a re-measurement (actuarial gain/loss from superannuation) in other comprehensive income.

Budget Statement 2014-15	A - 3

Aside from the impact on defined benefit superannuation discussed above, the revised AASB 119 changed the definition of short-term employee benefits. As a result, annual leave and related consequential costs must be accounted for as long-term employee benefits, as they are not expected to be settled wholly within 12 months of the end of the annual reporting period in which the employees render the related service. Application will not materially impact the General Government Sector as leave not expected to be settled wholly within 12 months was already recognised as long term and measured at present value in accordance with AASB 119.

Presentation of the Estimated Financial Statements

The Estimated Financial Statements follow the presentation requirements for General Government Sector reporting contained in AASB 1049 Whole of Government and General Government Sector Financial Reporting.

AASB 1049 harmonises generally accepted accounting principles (GAAP, i.e. Australian accounting standards) with Government Finance Statistics (GFS) principles in accordance with the GFS framework adopted by the Australian Bureau of Statistics. This occurs by requiring that:

•

the statement of comprehensive income (referred to as the operating statement) classifies income and expenses as either transactions or other economic flows to be consistent with GFS principles, applied from a GAAP perspective

The net operating balance (i.e. Budget result) is the net result of harmonised GFS-GAAP transactions for the general government sector.

In the operating statement:

•

the net operating balance (i.e. the Budget result) is the net result of income and expense transactions. It excludes other economic flows, which represent changes in the volume or value of assets or liabilities that do not arise from transactions with other entities and which are often outside the control of government.

•	the operating result is the same under both the harmonised GFS-GAAP and pure GAAP presentations.

Further, AASB 1049 requires:

•	the financial statements adopt the recognition, measurement and disclosure requirements of GAAP

•	where options exist in GAAP, the financial statements adopt the option that is aligned with GFS, to minimise differences between GAAP and GFS

•	where options do not exist in GAAP and there is conflict between GAAP and GFS, GAAP prevails.

A - 4	Budget Statement 2014-15

Due to the prospective nature of the statements, detailed notes to the financial statements, including disclosure of contingent assets and liabilities, are not required to be presented within the meaning of Australian Accounting Standards as outlined in Section 27A (5) of the Public Finance and Audit Act 1983.

Each year ends on 30 June. All monetary amounts are presented in Australian dollars and rounded to the nearest million dollars ($m).

Use of a zero (“0”) represents amounts rounded to zero. Use of three dots (“…”) represents nil amounts.

Tables may not add in all instances due to rounding to the nearest million dollars.

Definitions

Key technical terms, including fiscal aggregates, are defined in the Glossary to Budget Paper No 2.

Material Economic and Other Assumptions

The Estimated Financial Statements have been prepared using the material economic and other assumptions as set out in Table A.1.

Table A.1:	Key economic performance assumptions (a)

	2013-14	2014-15	2015-16	2016-17		2017-18
New South Wales population (persons)	7,480,000	7,590,000	7,700,000	7,810,000		7,920,000
Nominal gross state product ($million)	493,800	517,300	545,100	573,100		601,400
Real state final demand (per cent)	3 1/4	3 1/4	3 1/4	n.a.	(e)	n.a.	(e)
Real gross state product (per cent)	3	3	3	2 3/4		2 3/4
Unemployment rate (b) (per cent)	5 3/4	5 1/2	5 1/4	n.a.	(e)	n.a.	(e)
Sydney Consumer Price Index (c) – through the year to June quarter (per cent)	3	2 1/4	2 3/4	n.a.		n.a.
Sydney Consumer Price Index (c) (per cent)	2 1/2	2 1/4	2 3/4	2 3/4		2 1/2
Wage price index (d) (per cent)	2 1/2	3	3 1/2	3 1/2		3 1/2

(a)	Per cent change, year average, unless otherwise indicated
(b)	Year average, per cent
(c)

2014-15 forecasts include a  3/4 percentage point detraction from the abolition of the carbon tax. 2014-15 to 2016-17 forecasts include a  1/4 percentage point contribution from the staged increase in tobacco excise

(d)	Weighted private and public sector wages
(e)	n.a not applicable

Budget Statement 2014-15	A - 5

Summary of Other Key Assumptions

The following section outlines the other key assumptions used in the preparation of the Estimated Financial Statements. The summary takes into account materiality in relation to the General Government Sector’s overall financial position and sensitivity to changes in key economic assumptions.

Notwithstanding these key assumptions, agency finance officers apply appropriate professional judgement in determining estimated financial information.

Revenue from Transactions

Taxation

Taxation revenue is forecast by assessing economic and other factors that influence the various taxation bases. For example for payroll tax, this involves an assessment of the outlook for employment and wages. Forecasts of government guarantee fees take into account an assessment of the level of debt of public non-financial corporations and their credit rating differential compared with the State as a whole. The forecasts of taxation revenue also involve the analysis of historical information and relationships (using econometric and other statistical methods) and consultation with relevant government agencies.

Grants revenue

Forecast grants from the Commonwealth Government are based on the latest available information from the Commonwealth Government and projections of timing of payments at the time of preparation of the Budget. This takes into account the conditions, payment timetable and escalation factors relevant to each type of grant.

The Goods and Services Tax (GST) grants are forecast based on estimates of the national GST pool by the Commonwealth Government. For 2014-15, the GST forecast is based on the assessed relativity for New South Wales in 2014-15 and the Commonwealth Government’s population projections. The assessed relativity is the average of the past three years annual per capita relativities (2010-11, 2011-12 and 2012-13) as published by the Commonwealth Grants Commission.

After 2014-15, the State’s share of GST is based on assessed relativities in a particular year and the Commonwealth Government’s population and GST pool projections. The forecast per capita annual relativities are based on the projected relative fiscal capacity of New South Wales compared to other States and Territories.

A - 6	Budget Statement 2014-15

Sales of goods and services

Revenue from the sale of goods and services is forecast taking into account factors including estimates of changes in demand for services provided or expected unit price variations based on proposed fee increases imposed by general government agencies and/or indexation.

Dividend and income tax equivalents from other sectors

Dividend and income tax equivalent revenues are estimated by public financial and non-financial corporations based on expected profitability and the agreed dividend policy at the time of the Budget.

Fines, regulatory fees and other revenues

Fines, regulatory fees and other revenues include estimates of fines issues by the Courts, estimated traffic infringement fines, estimated revenue from enforcement orders, regulatory fees, contributions and royalty revenue for which estimates are based on assessments of coal volumes and prices and the Australian dollar exchange rate. Other revenue forecasts are adjusted for indexation where appropriate.

Expenses from Transactions

Employee expenses

Employee expenses are forecast based on expected staffing profiles, current salaries, conditions and on-costs. For the forecast period, employee expenses are adjusted for approved wage agreements. Beyond the period of the agreements, allowance is made for further adjustments consistent with the Government’s wages policy at a net cost of 2.5 per cent per annum inclusive of scheduled increases in the superannuation guarantee levy. The forecasts for employee expenses also reflect the impact of new initiatives and required efficiency savings.

Superannuation expense (and liabilities)

Superannuation expenses comprise:

•	for the defined contribution plan, the forecast accrued contribution for the period and

•

for defined benefit plans, the forecast service cost and the net interest expenses. This excludes the re-measurements, (i.e. actuarial gains and losses and return on plan assets excluding the gross interest income) which are classified as ‘other economic flows – other comprehensive income’.

Superannuation expenses for defined contribution plans are based on assumptions regarding future salaries and contribution rates.

Budget Statement 2014-15	A - 7

Superannuation expenses for defined benefit plans are estimated based on actuarial advice applying the Government Bond yield as at 30 June in the prior year to the opening value of net liabilities (gross superannuation liabilities less assets), less benefit payments at the mid-point of the contribution year, plus any accruing liability for the year.

Forecasts of defined benefit superannuation liabilities are based on actuarial estimates of cash flows for the various defined benefit superannuation schemes discounted using a nominal long-term Commonwealth Government bond yield as at 30 June. Gross liability estimates are based on a number of demographic and financial assumptions. The major financial assumptions used for the budget and forward estimates period are outlined in the table below.

The Estimated Financial Statements incorporate the impact of the revised AASB 119 Employee Benefits which applies from 2013-14 onwards.

The table below sets out the major financial assumptions used to estimate the superannuation expense and liability in respect of defined benefit superannuation for the budget and forward estimates period.

Table A.2	Superannuation Assumptions – Pooled Fund / State Super Schemes

	2013-14%	2014-15%	2015-16%	2016-17%	2017-18%
Liability discount rate	4.04	4.81	5.06	5.32	5.32
Expected return on investments	11.7	8.60	8.60	8.60	8.60
Expected salary increases(a)
- SSS and SASS Members(b)	2.25	2.50	2.50	2.25	2.00
- PSS Members(b)	2.95	2.50	2.50	2.25	2.00
Expected rate of CPI	2.50	2.50	2.50	2.50	2.50

(a)	Taking the increased Superannuation Guarantee Contribution into account, total remuneration will increase by 2.5 per cent.
(b)	SSS – State Superannuation Scheme, SASS – State Authorities Superannuation Scheme, PSS – Police Superannuation Scheme

Depreciation

Property, plant and equipment is depreciated (net of its residual value) over its useful life. Depreciation is generally allocated on a straight-line basis.

Depreciation is forecast on the basis of known asset carrying valuations, the expected economic life of assets, assumed new asset investment and asset sales programs. The expense is based on the assumption that there will be no change in depreciation rates over the forecast period, but includes the estimated impact of the current and future revaluation of assets over the forecast period. The depreciation expense may also be impacted by future changes in useful lives, carrying value, residual value or valuation methodology.

A - 8	Budget Statement 2014-15

Certain heritage assets, including original artworks and collections and heritage buildings, may not have a limited useful life because appropriate custodial and preservation policies are adopted. Such assets are not subject to depreciation. Land is not a depreciable asset.

Intangible assets with finite lives are amortised under the straight line method. Intangible assets with an indefinite life are not amortised, but tested for impairment annually.

Interest expense

The forecasts for the interest expenses are based on:

•	payments required on the current general government sector debt

•

expected payments on any new borrowings (including any refinancing of existing borrowings) required to finance general government activities based on forward contracts for NSW Treasury Corporation bonds.

Other operating expenses

Other operating expenses mainly represent the day-to-day running costs incurred in the normal operations of agencies and include the cost of supplies and services. They are forecast by applying appropriate economic parameters and known activity changes, including planned changes in the method of service delivery and the application of government policy. Other operating expenses also reflect the impact of government efficiency strategies, such as efficiency dividends.

Grants and subsidies expense

Grant and subsidy expenses generally comprise cash contributions to local government authorities and non-government organisations. For the general government sector they include grants and subsidies paid to the PTEs and PFEs. The forecast grant payments are determined taking into account current and past policy decisions, the forecast payment schedules and escalation factors relevant to each type of grant.

Other Economic Flows

Revaluations

The estimates are based on an examination and extrapolation of historical trends in the valuation of non-financial physical assets. The forward estimates include the estimated impact of revaluations of non-financial physical assets.

Budget Statement 2014-15	A - 9

Superannuation actuarial gains / losses

The forecast gain or loss on defined benefit superannuation is based on the revised estimates of the margin of forecast fund earnings in excess of the expected discount rate.

Net gain on equity investments in other sector entities

The gain or loss on equity investments in other sector entities is based on estimates of the public financial corporation and public non-financial corporation sectors’ forward comprehensive results adjusted for transactions with owners. The underlying management estimates of future comprehensive results are based on current statements of corporate intent. Future distributions to owners are based on the Treasury Commercial Policy Framework.

Assets

Land and buildings, plant and equipment, and infrastructure

The estimates of non-financial physical assets over the forecast period are at fair value and take into account planned acquisitions, disposals, and the impact of depreciation and revaluations. New investments in assets are valued at the forecast purchase price and, where appropriate, recognised progressively over the estimated construction period. The forward estimates include the estimated impact of revaluations of non-financial physical assets. These estimates are based on an examination of expected cost trends.

The Estimated Financial Statements also include provisions for future capital expenditure. These include agency estimates of approved projects and future new works held within agencies, as well as a central estimate for future new works still to be approved at the agency level. The central estimate for future new works is based upon historical trends.

Liabilities

Borrowings

Estimates for borrowings are based on current debt levels, amortisation of any premiums or discounts and the cash flows expected to be required to fund future government activities.

Employee provisions

Employee provisions are forecast based on expected staffing profiles and current salaries, conditions and on-costs. For the forecast period, employee benefits are adjusted for approved wage agreements. Beyond the period of the agreements, allowance is made for further adjustments consistent with the Government’s wages policy at a net cost of 2.5 per cent per annum inclusive of scheduled increases in the superannuation guarantee levy. The forecasts for employee expenses also reflect the impact of new initiatives and required efficiency savings.

A - 10	Budget Statement 2014-15

Superannuation provisions

Refer to superannuation expense (above) for information on assumptions that also impact the measurement of the superannuation provisions.

Other provisions

Other provisions include the State’s obligations for several insurance schemes. To estimate future claim liabilities, actuarial assumptions have been applied for future claims to be incurred, claim payments, inflation and liability discount rates. Actual liabilities may differ from estimates.

Budget Statement 2014-15	A - 11

Appendix B:	Classification of Agencies

The financial activities of all governments are measured using the Government Finance Statistics (GFS) framework.1 All entities controlled by governments are classified into sectors according to the nature of their activities and funding arrangements.

For financial reporting and policy framework purposes, NSW Treasury classifies each NSW Government entity under one of three sectors:

•	general government

•	public trading enterprise

•	public financial enterprise.

Together, these sectors make up the Total State Sector. This is not a GFS term, but it is used to describe the scope of all Government activities.

Although there are differences between NSW Treasury and GFS terminology, the same classification regime applies. The nature of each sector as it relates to NSW Government entities is as follows.

General Government Sector

The general government sector represents the scope of the Budget. Agencies in this sector generally operate under the Financial Management Framework and carry out policy, regulatory and service delivery functions. This sector includes agencies such as the Ministry of Health, Department of Education and Communities, NSW Police Force, Rental Bond Board and Independent Pricing and Regulatory Tribunal.

‘General government sector’ is also the GFS term for this sector.

Public Trading Enterprise Sector

Agencies in this sector are either commercial or non-commercial.

Commercial enterprises generally operate under the Commercial Policy Framework, which aims to replicate disciplines and incentives that drive the efficient commercial practices of private sector businesses. They deliver services to a customer base from which they receive their income. They generally pay dividends and tax-equivalent payments to the general government sector. These agencies include State-owned corporations such as energy transmission and distribution corporations and the Sydney Water and Hunter Water Corporations.

Non-commercial enterprises address important social objectives and levy charges for services to client groups on a subsidised basis. These include Rail Corporation New South Wales and the New South Wales Land and Housing Corporation, which receive substantial grants from the general government sector to provide these services.

‘Public non-financial corporation sector’ is the GFS term for this sector.

Public Financial Enterprise Sector

These agencies are involved in financial services and generally operate under the Commercial Policy Framework. They include the New South Wales Treasury Corporation and Lifetime Care and Support Authority of New South Wales.

‘Public financial corporation sector’ is the GFS term for this sector.

[1]	Australian Bureau of Statistics, Australian System of Government Finance Statistics: Concepts, Sources and Methods, Cat No 5514.0, ABS, Canberra, 2005.

Budget Statement 2014-15	B - 1

The following table lists all entities considered material for the whole-of-government purposes which are controlled by the NSW Government and the Government Finance Statistics sectors under which they are classified. In addition, balance sheet estimates shown in Budget Paper No. 2 include an estimate of the impact of small entities controlled by the NSW Government and not considered material for the whole-of-government purposes.

Classification of Agencies by Sector

Material Agencies	General Government Sector	Public Trading Enterprise Sector	Public Financial Enterprise Sector
Aboriginal Housing Office	—
Art Gallery of New South Wales	—
Audit Office of New South Wales	—
Ausgrid		—
Australian Museum	—
Barangaroo Delivery Authority	—
Board of Studies, Teaching and Educational Standards	—
Building Insurers’ Guarantee Corporation	—
Centennial Park and Moore Park Trust	—
City West Housing Pty Limited		—
Cobbora Holding Company Pty Ltd		—
Community Relations Commission of New South Wales	—
Crown Finance Entity	—
Crown Solicitor’s Office	—
Delta Electricity		—
Department of Education and Communities	—
Department of Family and Community Services	—
Department of Planning and Environment	—
Department of Police and Justice	—
Department of Premier and Cabinet	—
Department of Trade and Investment, Regional Infrastructure and Services	—
Destination NSW	—
Electricity Assets Ministerial Holding Corporation	—
Endeavour Energy		—
Environment Protection Authority	—
Environmental Trust	—
Eraring Energy (disposed of as at 1 August 2013)		—
Essential Energy		—
Fair Trading Administration Corporation			—
Fire and Rescue NSW	—
First Australian Mortgage Acceptance Corporation (FANMAC) Trusts			—
Forestry Corporation of New South Wales		—
Government Property NSW	—
Green State Power Pty Ltd		—
Health Care Complaints Commission	—
Historic Houses Trust of New South Wales	—
Home Care Service of New South Wales	—
Home Purchase Assistance Fund	—
Hunter Development Corporation	—
Hunter Water Corporation		—

B - 2	Budget Statement 2014-15

Material Agencies	General Government Sector	Public Trading Enterprise Sector	Public Financial Enterprise Sector
Independent Commission Against Corruption	—
Independent Liquor and Gaming Authority	—
Independent Pricing and Regulatory Tribunal	—
Independent Transport Safety Regulator	—
Information and Privacy Commission	—
Infrastructure NSW	—
Judicial Commission of New South Wales	—
Landcom (trading as UrbanGrowth NSW)		—
Legal Aid Commission of New South Wales	—
Liability Management Ministerial Corporation	—
Lifetime Care and Support Authority of New South Wales			—
Local Land Services	—
Long Service Corporation	—
Luna Park Reserve Trust	—
Macquarie Generation		—
Mental Health Commission of New South Wales	—
Minister Administering the Environmental Planning and Assessment Act	—
Ministry for Police and Emergency Services	—
Ministry of Health	—
Motor Accidents Authority of New South Wales	—
MTS Holding Company Pty Limited		—
Museum of Applied Arts and Sciences	—
Natural Resources Commission	—
New South Wales Crime Commission	—
New South Wales Electoral Commission	—
New South Wales Film and Television Office	—
New South Wales Government Telecommunications Authority	—
New South Wales Land and Housing Corporation		—
New South Wales Rural Assistance Authority	—
New South Wales Treasury Corporation			—
Newcastle Port Corporation		—
NSW Businesslink Pty Limited (merged with the Department Family and Community Services as at 30 June 2014)	—
NSW Food Authority	—
NSW Police Force	—
NSW Self Insurance Corporation	—
NSW Trains		—
NSW Trustee and Guardian	—
Office of Environment and Heritage	—
Office of Finance and Services	—
Office of Local Government	—
Office of the Children’s Guardian	—
Office of the Director of Public Prosecutions	—
Office of the NSW Rural Fire Service	—
Office of the NSW State Emergency Service	—
Office of Transport Safety Investigations	—
Ombudsman’s Office	—
Parliamentary Counsel’s Office	—
Police Integrity Commission	—
Ports Assets Ministerial Holding Corporation	—

Budget Statement 2014-15	B - 3

Material Agencies	General Government Sector	Public Trading Enterprise Sector	Public Financial Enterprise Sector
Port Kembla Port Corporation		—
Public Service Commission	—
Rail Corporation New South Wales		—
Rental Bond Board	—
Residual Business Management Corporation		—
Roads and Maritime Services	—
Royal Botanic Gardens and Domain Trust	—
Safety, Return to Work and Support Division (merged with Office of Finance and Services on 24 February 2014)	—
Service NSW	—
State Library of New South Wales	—
State Records Authority of New South Wales	—
State Sporting Venues Authority		—
State Transit Authority of New South Wales		—
State Water Corporation		—
Superannuation Administration Corporation (trading as Pillar)			—
Sydney Catchment Authority		—
Sydney Cricket and Sports Ground Trust		—
Sydney Ferries		—
Sydney Harbour Foreshore Authority		—
Sydney Olympic Park Authority	—
Sydney Opera House Trust		—
Sydney Ports Corporation		—
Sydney Trains		—
Sydney Water Corporation		—
TAFE Commission	—
Teacher Housing Authority of New South Wales		—
The Legislature	—
The Treasury	—
TransGrid		—
Transport for NSW	—
UrbanGrowth NSW Development Corporation	—
Venues NSW		—
Waste Assets Management Corporation		—
Water Administration Ministerial Corporation	—
Western Sydney Parklands Trust	—
WorkCover Authority	—
Workers’ Compensation (Dust Diseases) Board	—
Zoological Parks Board of New South Wales		—

B - 4	Budget Statement 2014-15

Appendix C:	2013-14 Budget – Outcome and Summary of Variations

Budget outcome for 2013-14

The Budget result for 2013-14 is estimated to be a surplus of $988 million compared with a budgeted deficit of $1,890 million.

Total revenue is estimated to be $65.4 billion which is $2.9 billion or 4.6 per cent higher than the original budget estimate of $62.6 billion.

Total expenses are estimated to be $64.4 billion which is $13.5 million or 0.02 per cent lower than the original budget estimate of $64.5 billion.

A detailed explanation of revenue and expense variances by line item is set out in the attached table.

Budget Statement 2014-15	C - 1

Summary of Variations

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m

Revenue from Transactions

Taxation

Transfer Duty	4,960	5,898	938	A 35 per cent increase in the residential property market, on the back of stronger dwelling investment.

Payroll Tax	7,330	7,136	(194)	Lower wage and employment growth, due to a slower recovery in the non-mining sector.

Land Tax	2,525	2,386	(140)	Lower than expected number of land tax assessments.

Health Insurance Levy	253	178	(75)	2013-14 Budget initiative to increase the Health Insurance Levy did not proceed.

Workers Compensation (Dust Diseases Board)	43	187	144	Higher contributions as a result of a change in the value of outstanding claims.

RTA Taxes	2,147	2,166	19	Higher growth in motor vehicle sales.

Other Duties and Taxes	6,196	6,178	(18)	Aggregated net minor variations.

Total Taxation	23,455	24,129	674

Commonwealth Grants

General Purpose

GST Revenue Grants	15,558	15,844	286	Receipt of the residual GST payment from 2012-13, augmented by an upward revision to the National GST Pool in 2013-14.

Other General Purpose Grants	30	51	21	Higher payment for the Snowy Hydro Limited tax compensation.

Total General Purpose Grants	15,588	15,895	307

National Agreements

Local Land Services	—	33	33	Additional funding for the Caring for our Country program.

Department of Education and Communities	29	53	24	Higher direct grants for a range of programs including for Australian Trainee Support Services.

Ministry of Health	4,550	4,523	(27)	A reduction in National Health Reform funding due to lower health price inflation and weighted population growth, offset by increases in other health grants.

Other National Agreements	2,760	2,791	31	Aggregated net minor variations.

Total National Agreements	7,339	7,401	62

National Partnership Payments

Transport for NSW	785	2,026	1,241	Re-profiling of grants mainly for the Pacific Highway and new funding for WestConnex.

Ministry of Health	594	634	40	One-off funding for the public hospital system. Partly offset by lower funding for Elective Surgery, Essential Vaccines and Health and Hospital Infrastructure.

Department of Education and Communities	491	372	(119)	Re-profiling of Early Childhood Education grants and funding for the Skills Reform National Partnership received in 2012-13 instead of 2013-14 as originally budgeted.

Department of Trade and Investment, Regional Infrastructure and Services	147	98	(48)	Re-profiling of the Water for the Future National Partnership.

Other National Partnership Payments	885	855	(30)	Aggregated net minor variations.

Total National Partnership Payments	2,903	3,986	1,083

C - 2	Budget Statement 2014-15

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m

Other Grants and Subsidies

Roads and Maritime Services	22	34	12	Additional capital grants from PTE Agencies.

Transport for NSW	39	50	11	Funding of additional transport services provided for the National Home and Community Care program.

Other Grants and Subsidies	888	892	4	Aggregated net minor variations.

Total Other Grants and Subsidies	949	975	27

Total Grants and Subsidies	26,778	28,257	1,478

Sales of Goods and Services

Transport for NSW	328	404	76	Recoupment of costs from the PTE sector associated with revised administrative arrangements within the Transport cluster resulting from the changes to Transport Administration Act 1988 and the introduction of the Government Sector Employment Act 2013.

Ministry of Health	2,131	2,166	34	Higher patient fees paid by private insurance companies reflecting proposed increase in the Health Insurance Levy not proceeding (see Taxation above), offset by a reduction in other hospital charges.

Infrastructure NSW	24	49	26	Additional funding for the interim convention and exhibition centre at Glebe Island.

Department of Trade and Investment, Regional Infrastructure and Services	320	340	20	Higher revenue from the sale of farm produce, water operations and other fees for service.

Department of Education and Communities	531	494	(37)	Lower domestic and overseas student fees and revenues from commercial contracts.

Other	2,127	2,152	25	Aggregated net minor variances.

Total Sales of Goods and Services	5,460	5,605	144

Interest Income

Workers Compensation (Dust Diseases) Board	15	89	74	Higher interest revenues from investments.

Crown Finance Entity	182	210	28	Higher interest revenue.

Other	286	294	8	Aggregated net minor variances.

Total Interest Income	483	593	110

Dividend and Income Tax Equivalent Income from other Sectors	2,155	2,110	(45)	Lower taxes and dividends due to the sale of electricity and ports assets and lower expected profits from the State Owned Corporations.

Other Dividends and Distributions	467	690	224	Higher investment revenue from better than expected movements in equity markets.

Budget Statement 2014-15	C - 3

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m

Fines, Regulatory Fees and Other Revenue

Department of Trade and Investment, Regional Infrastructure and Services	127	220	93	Higher notional revenue from private sector gifted assets.

Roads and Maritime Services	292	373	81	Higher notional revenue from the transfer of roads from Local Government to Roads and Maritime Services.

Ministry of Health	321	391	70	Higher donations and special purpose and trust revenues held by Local Health Districts.

Crown Finance Entity	67	115	48	Distributions from the HIH liquidators and the recoupment of monies from the Special Infrastructure Fund.

Department of Education and Communities	22	43	20	Higher revenue from the maintenance of State Sporting Venues Authority assets.

Office of Finance and Services	35	51	16	Higher fees collected from compliance activity.

Fire and Rescue NSW	92	105	13	Increase in revenue from false fire alarm fee charge-outs, insurance claims and property rentals.

Mining Royalties	1,513	1,360	(153)	Lower coal prices partly offset by lower exchange rate against the USD.

Other	1,304	1,395	91	Aggregated net minor variances.

Total Fines, Regulatory Fees and Other Revenue	3,774	4,054	280

TOTAL REVENUES	62,573	65,437	2,864

Expenses from Transactions

Employee

Transport for NSW	271	802	531	The transfer of transport employees from the PTE sector to the GG sector resulting from the changes to Transport Administration Act 1988 and the introduction of the Government Sector Employment Act 2013.

NSW Self Insurance Corporation	603	642	39	Revised inflation assumptions and workers compensation legislative changes.

NSW Police Force	1,936	1,960	24	Additional police officers to target specific emerging issues.

Ministry of Health	9,553	9,570	17	Higher annual leave on-costs due to the change in accounting treatment of employee benefits.

Other	14,347	14,324	(23)	This includes a number of variations between agencies associated with the introduction of the Government Sector Employment Act 2013.

Total Employee	26,710	27,299	589

Superannuation

Superannuation Interest Cost

Other	1,438	1,496	58	Revisions to interest costs resulting from revised actuarial assumptions.

Total Superannuation Interest Cost	1,438	1,496	58

C - 4	Budget Statement 2014-15

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m

Other Superannuation

Crown Finance Entity	512	599	87	Higher defined benefit accrued superannuation expense entitlements for the current year.

Other	1,954	1,984	31	Changes in membership between defined benefits and accumulation schemes.

Total Other Superannuation	2,466	2,583	118

Depreciation and Amortisation

Roads and Maritime Services	1,315	1,432	117	Higher depreciation associated with traffic control systems and maritime assets and increases in the road cost index.

Department of Education and Communities	590	670	80	Higher depreciation associated with asset revaluations.

Other	1,950	1,872	(79)	Aggregated net minor variances associated with asset valuations and reviews.

Total Depreciation and Amortisation	3,855	3,974	118

Interest

NSW Self Insurance Corporation	315	335	19	Increased interest on the outstanding liability for Workers’ Compensation offset by a reduction for public liability claims.

Other	1,931	1,921	(10)	Aggregated net minor variances.

Total Interest	2,246	2,256	9

Other Operating

Department of Premier and Cabinet and Office of Environment and Heritage (net of Government Sector Employment Act 2013)	428	298	(130)	Reallocation to DPC grants expenses and OEH employee related costs offset by the downward revision of OEH operating expenses funded from externally sourced revenue.

NSW Self Insurance Corporation	686	472	(214)	Actuarial revisions to the valuations of claims.

Department of Trade and Investment, Regional Infrastructure	686	551	(136)	Re-profiling of Commonwealth funded projects across the forward estimates and transfer of the Metropolitan Water Directorate from the Office of Finance and Services.

Transport for NSW	1,922	1,836	(86)	Reorganisation of capital program delivery between Transport for NSW and entities outside the General Government Sector.

Office of Finance and Services	378	301	(77)	Transfer of the Metropolitan Water directorate to the Department of Trade and Investment, Regional Infrastructure and Services, the establishment of the NSW Telecommunications Authority as a separate agency and lower demand for NSW Public Works services.

Ministry of Health	4,913	4,847	(66)	Lower expenditure on drug supplies and a reduction in expected levels of debt write-offs.

Roads and Maritime Services	834	788	(46)	Transfer of functions within the Transport cluster relating to national heavy vehicle initiatives, road safety and public transport initiatives.

Department of Family and Community Services	245	210	(34)	Reallocation of resources for Out-of-Home Care to other expenditure categories.

Department of Education and Communities	2,233	2,249	16	Re-profiling of Commonwealth National Partnership expenditure and reallocations between expense categories.

Other	2,718	2,685	(33)	Aggregated net minor variances.

Total Other Operating	15,044	14,237	(807)

Budget Statement 2014-15	C - 5

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m

Grants and Transfers

Current Grants and Transfers

Office of the NSW Rural Fire Service	41	188	147	Higher natural disaster response service expenses due to extreme fires occurring during October 2013.

Transport for NSW	1,766	1,904	138	Higher grants for additional expenditure on capital projects in PTE sector Transport agencies.

Roads and Maritime Services	330	445	115	Grant funding to Local Government to repair roads damaged by natural disaster events.

Ministry of Health	1,016	1,070	54	Increased participation of non-government organisations in the delivery of new services.

Crown Finance Entity	388	156	(232)	Reallocation of centrally held program funding to agencies.

Department of Education and Communities	1,654	1,474	(181)	Re-profiling of Commonwealth funded grants relating to the Smart and Skilled Reforms to Vocational Education and Training programs and the funding model for Early Childhood Education.

Other	4,301	4,326	25	Aggregated net minor variances.

Total Current Grants and Transfers	9,496	9,563	67

Capital Grants and Transfers

Transport for NSW	2,496	2,301	(195)	Re-profiling of grants for rail projects due to a change in the delivery program.

Crown Finance Entity	175	223	48	Additional payments made for the First Home Owners Scheme and assumed HIH liability.

Other	536	517	(19)	Aggregated net minor variances.

Total Capital Grants and Transfers	3,207	3,041	(166)

Total Expenses From Transactions	64,462	64,449	(14)

BUDGET RESULT - SURPLUS/(DEFICIT)	(1,890)	988	2,878

Capital Expenditure

Roads and Maritime Services	3,155	2,932	(224)	Rephasing of the WestConnex land acquisitions into 2014-15 to meet the new delivery schedule.

Department of Police and Justice	211	152	(58)	Capital program re-profiling on various building and courts upgrade projects.

Office of Finance and Services	344	298	(46)	Reductions in the purchases of new vehicles due to whole of Government fleet efficiencies and changing operational requirements, delays in the Corporate and Shared Services Reform projects and the transfer of capital authorisation to the NSW Telecommunications Authority.

Department of Education and Communities	538	512	(26)	Delays in Commonwealth approval for Trade Training Centres and re-profiling of schools and TAFE capital projects.

Other	4,838	4,759	(79)	Mainly minor delays in a range of projects across various agencies.

Total Capital Expenditure	9,085	8,652	(433)

C - 6	Budget Statement 2014-15

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m

OTHER KEY FISCAL AGGREGATES

Sales of Non-Financial Assets

Transport for NSW	130	17	(113)	Proceeds brought forward to 2012-13 and transfer of properties to UrbanGrowth NSW at book value.

Ministry of Health	62	14	(48)	Re-profiling of asset disposals.

Other	496	500	4	Aggregated net minor variances.

Total Sales of Non-Financial Assets	688	531	(157)

Depreciation

Other	3,855	3,974	118	Largely Roads and Maritime Services and Department of Education and Communities variances.

Total Depreciation	3,855	3,974	118

Change in Inventories	2	(19)	(21)

Assets Acquired Using Finance Leases

Ministry of Health	52	30	(22)	Re-profiling of recognition of the new car park at the Royal North Shore Hospital.

Transport for NSW	92	92	—	Nil variance.

Total Assets Acquired Using Finance Leases	144	122	(22)

Other Movements in Non-Financial Assets

Department of Trade and Investment, Regional Infrastructure and Services	(64)	30	94	Higher private sector gifted assets.

Transport for NSW	(2,033)	(1,960)	73	Re-profiling of capital programs between Transport for NSW and Rail Corporation.

Roads and Maritime Services	105	182	78	Transfer of roads from Local Government to Roads and Maritime Services.

Other	86	83	(2)	Aggregated net minor variances.

Total Other Movements in Non-Financial Assets	(1,907)	(1,664)	243

NET LENDING	(4,527)	(1,477)	3,050

Budget Statement 2014-15	C - 7

Appendix D:	Tax Expenditure and Concessional Charges Statement

The tax expenditure estimates presented here measure the revenue that would have been generated if the ‘benchmark’, ‘normal’ or ‘standard’ rate of tax had been paid by the tax expenditure beneficiaries. Tax expenditures can arise from:

•	exempting certain taxpayers from a tax;

•	applying a lower rate of tax, a rebate or deduction, to certain taxpayers; or

•	deferring the time for payment of a tax liability by certain taxpayers.

Concessional charges are included for government agencies that provide goods and services to certain users at a lower charge or fee than to the wider community where the agency receives funding from the Budget through social policy program payments. These concessions have a budget cost, regardless of whether they are the subject of a specific intra-government transfer.

The granting of a more favourable tax treatment or a lower fee or charge to certain individuals, groups or organisations provides a mechanism through which governments can pursue certain policy objectives. The associated tax expenditure or concessional charge represents the outlay that would be required if those policy objectives were pursued instead through increased government expenditures. Tax expenditures and concessions have the same fiscal impact as normal budget expenditure.

An element of judgement is required in deciding what is a tax expenditure or concession rather than a structural feature of the underlying taxation or service delivery system. In particular, the approach adopted in this appendix is that the general application of tiered tax schedules forms part of the ‘standard’. For example, stamp duty on property transfers is based on a progressive marginal rate scale. While the application of lower marginal rates to lower valued properties could be viewed as a concession, the rate structure is treated here as a design feature of the duty arrangements which does not involve a tax expenditure.

Caution should be exercised when using the estimates in this appendix. In particular, there may be inter-jurisdictional differences due to the adoption of different definitions of the ‘structural’ and ‘concessional’ elements of particular taxes and charges.

It is also important to recognise that the estimates do not indicate the amount of additional revenue that would be collected in the absence of the special treatment to which they relate. Nor do they indicate the magnitude of any economic benefits created by that special treatment. This is because the existence of this special treatment itself causes changes in behaviour patterns and the level of activity.

Budget Statement 2014-15	D - 1

Detailed Estimates of Tax Expenditures

Transfer Duty (including “Landholder” Duty)

The benchmark tax rate for Purchaser Transfer Duty (other than for the Crown in right of New South Wales or the Commonwealth) is the marginal rate of duty chargeable on dutiable transactions, which varies from 1.25 to 5.5 per cent. For residential property valued at more than $3 million, a premium marginal rate of 7 per cent applies.

Transfer Duty – Major Tax Expenditures [1]	2012-13 $m	2013-14 $m	2014-15 $m
Business

Corporate reconstructions
An exemption is granted for transactions that satisfy criteria set out in Section 273B of the Duties Act 1997.	1,888	2,150	2,019

Charitable/non-profit organisations/clubs

An exemption is granted for transactions of charitable or benevolent organisations, as set out in Section 275 of the Duties Act 1997.	25	20	24

Government

Councils and county councils
The transfer of property to a council or county council is exempt under the Local Government Act 1993.	10	5	8

Individuals/families

First Home-New Home Scheme
From 1 July 2012, an exemption is provided to eligible first home buyers for the purchase of a newly built home for owner occupation (including ‘off the plan’ purchases) up to a value of $550,000 (phasing out at $650,000) or vacant land for homebuilding up to $350,000 (phasing out at $450,000).	76	117	124

Transfers of matrimonial property consequent upon divorce
An exemption is granted under the Family Law Act 1975 (Cth) or partnership property under the Property (Relationships) Act 1984.	66	78	83

[1]	For reference purposes, where “n.a.” appears in any table, it means that the tax expenditure is estimated to cost more than $1 million but is not able to be costed due to a lack of data. Where the table includes an ellipsis (…) the tax expenditure has a zero value in that year.

D - 2	Budget Statement 2014-15

Transfer Duty – Major Tax Expenditures [1]	2012-13 $m	2013-14 $m	2014-15 $m
Home Builders Bonus transfer duty concession
Until 30 June 2012, for purchases of dwellings up to a value of $600,000 or vacant land for homebuilding up to $400,000, an exemption was provided if construction had not commenced and a 25 per cent concession provided otherwise.	71	3	—

Transfer of residences between spouses or de facto partners
An exemption is granted, subject to the property being their principle place of residence and the property jointly held after transfer.	17	20	21

‘Off the plan’ purchases
Duty may be deferred until completion of the sale or 12 months after the contract, whichever occurs first.	n.a.	n.a.	n.a.

Transfer of property of deceased to persons entitled to the property in the estate	n.a.	n.a.	n.a.

Transfer of property in connection with persons changing superannuation funds	n.a.	n.a.	n.a.

Transfer of property from owner to their self-managed superannuation fund	n.a.	n.a.	n.a.

Other

Other Legislation
An exemption is granted for certain transfers of dutiable property contained in other legislation.	1	1	1

Nominal duty payable on the transfer of properties as a result of a change in trustees	n.a.	n.a.	n.a.

Pensioners/concession card holders/disadvantaged

Senior’s Principal Place of Residence duty exemption
Until 30 June 2012, an exemption was provided to persons aged 55 or more for relocation to a newly constructed dwelling up to a value of $600,000.	2	—	—

Rural

Intergenerational rural transfers

An exemption is granted for transfers of rural land used for primary production between generations, and between siblings, to facilitate younger family members taking over family farms.	29	27	30

Budget Statement 2014-15	D - 3

Transfer Duty – Minor Tax Expenditures (< $1 million)

•	A credit of purchaser transfer duty previously paid is applied to amalgamations of certain Western Lands leases.

•

A concession is offered for acquisition in a unit trust scheme, a private company or a listed company that has land holdings in New South Wales and with a threshold value of $2,000,000 or more, for the purpose of securing financial accommodation.

•	A concession is offered for buy-back arrangements related to unit trust schemes that meet certain criteria.

The following are exempt from transfer duty:

•	transfers of title to poker machine permits where there is no change in beneficial ownership

•	approved equity release schemes for aged home owners

•	certain purchases of manufactured relocatable homes (caravans)

•	transfers of property in a statutory trust as a result of an order under Section 66G of the Conveyancing Act 1919

•

the vesting of common property in a body corporate on the registration of a strata plan or strata plan of subdivision under the Strata Schemes (Freehold Development) Act 1973 or the Strata Schemes (Leasehold Development) Act 1986

•	call option assignments, subject to certain conditions

•	certain transfers to incorporated legal practices or incorporated pharmacy practices

•	transfer of a liquor licence in certain circumstances under the Liquor Act 2007

•	transfer of property related to a joint government enterprise that has the function of allocating funds for water savings projects

•	purchase of a principal place of residence by tenants of Housing NSW, the Community Housing Program administered by Housing NSW and the Aboriginal Housing Office

•	transfers by a trustee back to a former bankrupt of their estate

•	transfers by way of mortgage or discharge of mortgage of old system titled properties

•	transfers where public hospitals are the liable party

•	transfers of properties gifted to a special disability trust

•	instruments executed by or on behalf of a council or county council under the Local Government Act 1993, not connected with a trading undertaking

•	transfers for the purpose of amalgamation of clubs under the Registered Clubs Act 1976

•

instruments executed by or on behalf of agencies within the meaning of the Convention on the Privileges and Immunities of the Specialised Agencies approved by the General Assembly of the United Nations in 1947

•	transfers between associations of employees or employers registered under the Workplace Relations Act 1996 (Cth) for the purpose of amalgamation

D - 4	Budget Statement 2014-15

•	transfer of property to the NSW Aboriginal Land Council, Regional Aboriginal Land Council, or Local Aboriginal Land Council

•	transfers of property between licensed insurers, and between the WorkCover Authority and licensed insurers, under the Workers Compensation Act 1987

•

transfer of a principal place of residence from a corporation or a special trust to certain individuals, or the transfer of any land owned by a special trust since 11 September 1990 to certain persons.

General Insurance Duty

The benchmark is all premiums for general insurance policies, except insurance covering property of the Crown in right of New South Wales. The benchmark tax rate is 9 per cent of the premium paid.

General Insurance Duty – Major Tax Expenditures	2012-13 $m	2013-14 $m	2014-15 $m
Business

Exemption for WorkCover premiums	285	247	240

Marine and cargo insurance
An exemption is provided for marine insurance covering hulls of commercial ships and the cargo carried by land, sea or by air.	13	14	15

Government/public amenities

Exemption for non-commercial ventures of local councils	n.a.	n.a.	n.a.

Individuals/families

Concessional rates for Types B and C general insurance, as identified in Section 233 of the Duties Act 1997
A concessional rate of 5 per cent applies to certain categories of general insurance, including motor vehicle (excluding compulsory third party), aviation, disability income, occupational indemnity and hospital and ancillary health benefits (where not covered by private health insurer). Crop and livestock insurance is taxed at a concessional rate of 2.5 per cent.	300	314	323

Compulsory third party motor vehicle insurance
An exemption is provided for third party motor vehicle personal injury insurance (green slip), as per the Motor Accidents Act 1988 and the Motor Accidents Compensation Act 1999.	192	206	215

Exemption for medical benefits insurance	n.a.	n.a.	n.a.

Budget Statement 2014-15	D - 5

General Insurance Duty – Minor Tax Expenditures (< $1 million)

The following are exempt:

•	insurance by non-profit organisations with the main aim being a charitable, benevolent, philanthropic, or patriotic purpose

•

Societies or institutions whose resources are used wholly or predominantly for the relief of poverty, the promotion of education, or any purpose directly or indirectly connected with defence or the amelioration of the condition of past or present members of the naval, military or air forces of the Commonwealth or their dependants or any other patriotic objects

•	insurance by the NSW Aboriginal Land Council, Regional Aboriginal Land Council and Local Aboriginal Land Council

•	insurance covering mortgages or pools of mortgages acquired for issuing mortgage backed securities

•	separate policies covering loss by fire of tools, implements of work or labour used by any working mechanic, artificer, handcrafter or labourer

•	redundancy insurance in respect of a housing loan that does not exceed $124,000

•	reinsurance.

Life Insurance Duty

The benchmark is all products offered by life insurance companies that provide for payment in the event of death or injury from natural causes or upon survival to a specified age. The benchmark tax rate is $1 on the first $2,000 and 20 cents for every $200 in excess of this amount.

Life Insurance Duty - Major Tax Expenditures	2012-13 $m	2013-14 $m	2014-15 $m
Individuals/families

Superannuation
An exemption is granted to all group superannuation investment policies that are for the benefit of more than one member.	159	165	172

Annuities
An exemption is granted to annuities.	21	22	23

D - 6	Budget Statement 2014-15

Mortgage Duty

The benchmark is all instruments providing a security or charge over property or the transfer of property, excluding mortgages for owner occupied and investment housing. The benchmark tax rate is $5 plus $4 for every $1,000 or part thereof by which the amount secured exceeds $16,000.

Mortgage Duty - Major Tax Expenditures	2012-13 $m	2013-14 $m	2014-15 $m
Business

Refinanced loans where borrower and security are unchanged
A mortgage that secures the amount of the balance outstanding for the same borrower and on the same property as under an earlier mortgage is exempt to a limit of $1 million. Any additional amount above the lesser of the previously secured amount or $1 million is liable for duty.	131	161	167

Mortgage-backed securities
An exemption is granted for financial institutions using pooled mortgages from their lending assets as security for borrowing funds.	n.a.	n.a.	n.a.

Fund raisings by finance companies through debenture issues

An exemption is granted to companies whose sole or principal business is to provide finance to the public. Debentures issued, trust deeds and mortgages executed by “financial corporations” as defined in the legislation are not liable to duty. However, the trust deed is stamped as a Declaration of a Trust.

	n.a.	n.a.	n.a.

Loan-backed securities
An exemption is granted to securities issued backed by cash flow from loans (secured and unsecured).	n.a.	n.a.	n.a.

Consumer credit contracts up to $35,000	n.a.	n.a.	n.a.

Instruments creating, issuing or marketing mortgage-backed securities	n.a.	n.a.	n.a.

Mortgage Duty – Minor Tax Expenditures (< $1 million)

The following are exempt:

•	additional loans secured under a mortgage if the additional loans do not exceed $10,000 in any 12 month period, excluding the 12 month period that follows the making of the initial loan

•	mortgages created solely for the purpose of providing security in accordance with a condition imposed on the grant of bail in criminal proceedings

•	a mortgage of any ship or vessel, or of any part, interest, share or property of or in any ship or vessel

Budget Statement 2014-15	D - 7

•	any mortgage made or given to the WorkCover Authority

•	mortgages given by a council or county council under the Local Government Act 1993

•	mortgages given by institutions for the relief of poverty and promotion of education

•	mortgages given by institutions of a charitable or benevolent nature, or for the promotion of the interests of Aborigines

•	mortgages given by the NSW Aboriginal Land Council, Regional Aboriginal Land Council and Local Aboriginal Land Council

•	offshore banking units (as defined in the Income Tax Assessment Act 1936 (Cth)) where a loan is executed for offshore parties

•	mortgages by public hospitals

•

mortgages securing an amount advanced by an employer, or related body corporate, to an employee for the purchase by the employee of shares in the employer, or related body corporate, provided the amount advanced and the total of all advances secured by the mortgage does not exceed $16,000

•	agencies covered by the Convention on the Privileges and Immunities of the Specialised Agencies approved by the General Assembly of the United Nations in 1947

•	mortgages by clearing houses of the Sydney Futures Exchange and Australian Options Market that do not secure an advance

•	an instrument that becomes a mortgage, or evidences the terms of a mortgage that is executed for the purposes of certain money market trading operations by the person executing the instrument

•

a charge over land that is created under an agreement for the sale or transfer of the land if any part of the deposit or balance of the purchase price for the land is paid to the vendor (or as the vendor directs) before completion of the sale or transfer

•	an advance to a natural person or a strata corporation for the acquisition of farm machinery or a commercial vehicle that is secured by the mortgage.

D - 8	Budget Statement 2014-15

Marketable Securities Duty

The benchmark is the turnover (sale price x quantity traded) of shares, units, derivatives and interests that are not quoted on the Australian Stock Exchange or a recognised stock exchange. The benchmark tax rate is 60 cents per $100 or part thereof, with the purchaser paying the duty.

Marketable Securities Duty - Major Tax Expenditures	2012-13 $m	2013-14 $m	2014-15 $m
Business

Corporate reconstructions
An exemption is granted, provided certain qualifying criteria are satisfied, as set out in Section 273B of the Duties Act 1997.	95	74	85

Other Legislation
An exemption is granted for certain transfers of marketable securities under other legislation.	n.a.	n.a.	n.a.

Marketable Securities – Minor Tax Expenditures (< $1 million)

•

Nominal duty is charged on the transfer of unquoted marketable securities between the beneficial owner and the trustee or nominee of the beneficial owner. Concessional duty is charged on the transfer of unquoted marketable securities in connection with persons changing superannuation funds.

The following transfers are exempt:

•	transfers of units in a unit trust where the purpose is to give effect to a merger or takeover of qualifying unit trusts

•	share buy-backs by NSW companies

•	mining companies whose operations relate solely to New South Wales if the consideration for the transfer or agreement is above the unencumbered value of the marketable securities

•	transfers to parties outside a marriage where the transfer is pursuant to an order of the Family Court of Australia in order to comply with the Corporations Act 2001 (Cth)

•	transfers made to give effect to a scheme that would qualify for rollover under subdivision 124-Q of the Income Tax Assessment Act 1997 (Cth).

Budget Statement 2014-15	D - 9

Motor Vehicle Stamp Duty

The benchmark taxable activity is the purchase of a new vehicle or the subsequent transfer of the vehicle. The benchmark tax rate for passenger vehicles valued up to $45,000 is $3 per $100 or part thereof, and for passenger vehicles valued over $45,000 the benchmark rate is $1,350 plus $5 per $100 above the $45,000 threshold.

Motor Vehicle Stamp Duty - Major Tax Expenditures	2012-13 $m	2013-14 $m	2014-15 $m
Business

New demonstrator motor vehicle
An exemption is granted to licensed motor dealers and wholesalers under the Motor Dealers Act 1974.	63	70	75

Individuals/families

Caravans and camper trailers	20	21	23

Transfer of ownership of a deceased registered owner
An exemption is granted for the transfer of registration to a nominated legal personal representative or to the person beneficially entitled to the vehicle in the estate.	7	7	7

Transfers on divorce or breakdown of a de facto relationship
An exemption is granted for the transfer of registration to one of the parties to a divorce or separation in a de facto relationship.	2	3	3

Government/public amenities

Local councils
An exemption is granted for the transfer of registration into the name of a local council, not being for a trading undertaking.	11	10	11

Pensioners/concession card holders/disadvantaged

War veterans and impaired members of the Defence Force
An exemption is granted to veterans who are eligible for a totally and permanently incapacitated (TPI), extreme disablement adjustment or intermediate service pension or 70 per cent or more of the general disability pension, and to current or former members of the Defence Force with a disability, assessed as 50 or more impairment points, who have received compensation or a special rate disability pension.	2	2	2

D - 10	Budget Statement 2014-15

Motor Vehicle Stamp Duty – Minor Tax Expenditures (< $1 million)

•	A concession applies to vehicles modified for use by disabled persons.

The following are exempt:

•	all vehicles registered by non-profit charitable, benevolent, philanthropic or patriotic organisations

•	transfer of vehicles as part of a corporate reconstruction, provided both corporations are members of the same group

•	vehicles specially constructed for ambulance or mine rescue work

•	vehicles weighing less than 250 kg used for transporting invalids

•	vehicles registered by a Livestock Health and Pest Authority, established under the Rural Lands Protection Act 1998

•	vehicles registered by NSW Aboriginal Land Council, Regional Aboriginal Land Council and Local Aboriginal Land Council

•	motor vehicles registered conditionally under Road Transport Act 2013.

Payroll Tax

The payroll tax benchmark is aggregate annual gross remuneration paid by a single or group taxpayer in excess of a threshold of:

•	$689,000 from 1 July 2012 to 30 June 2013 and

•	$750,000 from 1 July 2013 onwards.

The benchmark tax rate is 5.45 per cent.

Payroll Tax - Major Tax Expenditures	2012-13 $m	2013-14 $m	2014-15 $m
Business

Apprentices
All not-for-profit group training apprentice schemes are fully exempt.
All other employers employing apprentices will be eligible for a full rebate of tax on apprentice wages.	58	60	63

Trainees
All not-for-profit group training traineeship schemes are fully exempt.
All other employers employing trainees will be eligible for a full rebate of tax on trainee wages.	39	40	42

Maternity Leave
An exemption is granted for maternity leave payments for a period of up to 14 weeks.	15	15	16

Budget Statement 2014-15	D - 11

Payroll Tax - Major Tax Expenditures	2012-13 $m	2013-14 $m	2014-15 $m
Redundancy payments
An exemption is provided for the Commonwealth tax-free part of a genuine redundancy or approved early retirement scheme payment.	10	10	10

Charitable/non-profit organisations/clubs

Charitable institutions
An exemption is granted for wages paid by non-profit organisations whose sole or dominant purpose is charitable, benevolent, patriotic or philanthropic to an employee engaged exclusively in work of a kind ordinarily performed in connection with these institutions.	84	88	93

Not-for-profit private hospitals
An exemption is granted for wages paid to a person engaged exclusively in work of a kind ordinarily performed in connection with the conduct of not-for-profit private hospitals.	16	17	18

Government/public amenities

Public hospitals, Local Health Districts and Ambulance Service of NSW
An exemption is granted for wages paid to a person engaged exclusively in work of a kind ordinarily performed in connection with the conduct of these organisations.	542	566	595

Local councils
An exemption is granted to a council or county council, including a wholly owned subsidiary of a council and public markets, except where wages are paid in connection with a number of trading undertakings: such as the supply of electricity or gas, water, sewerage services, parking station, hostel or coal mine. A full list of trading undertakings is outlined in the Payroll Tax Act 2007.	190	198	208

Schools and colleges
An exemption is granted to a school or college (other than a technical school or a technical college), that is not carried on by or on behalf of the State of New South Wales, is not for profit and which provides education at or below, but not above, the secondary level of education.	196	204	216

Home Care Service
An exemption is granted to employees of the Home Care Service.	8	9	9

D - 12	Budget Statement 2014-15

Payroll Tax - Major Tax Expenditures	2012-13 $m	2013-14 $m	2014-15 $m
Religious institutions

Religious societies
An exemption is granted for wages paid to a person while engaged exclusively in work of a kind ordinarily performed in connection with these institutions.	44	46	49

Payroll Tax – Minor Tax Expenditures (< $1 million)

The following are exempt:

•	wages paid to an employee who is on leave from employment by reason of service in the Defence Forces

•	wages paid to persons employed under the Community Development Employment Project administered by Aboriginal and Torres Strait Islander Corporations

•	wages paid by the Australian-American Fulbright Commission

•	wages paid by the Commonwealth War Graves Commission

•

wages paid to members of the official staff by a consular or other non-diplomatic representative of another country or by a Trade Commissioner representing in Australia any other part of the Commonwealth of Nations

•	wages paid for a joint government enterprise that has the function of allocating funds for water saving projects

•	wages paid by the Governor of a State

•

wages paid to employees while the employees are providing volunteer assistance to the State Emergency Services or Rural Fire Brigades (but not in respect of wages paid or payable as recreation leave, annual leave, long service leave or sick leave)

•	adoption leave payments for a period of up to 14 weeks

•	paternity leave payments for a period of up to 14 weeks.

Land Tax

The benchmark tax base is the average of the last three years unimproved land value of all land owned, on 31 December of the previous year, that is above the indexed threshold for that year (as defined in the Land Tax Management Act 1956), excluding land used for owner-occupied residences, or by the Commonwealth or NSW Governments.

The benchmark tax rate for the 2014 land tax year is $100 plus 1.6 per cent of the land value between the thresholds of $412,000 and $2,519,000, and 2 per cent thereafter.

Budget Statement 2014-15	D - 13

Land Tax - Major Tax Expenditures	2012-13 $m	2013-14 $m	2014-15 $m
Business

Racing clubs
An exemption is granted for land owned by or held in trust for any club for promoting or controlling horse racing, trotting or greyhound racing which is used primarily for the purposes of their meetings.	9	9	9

Employer and employee organisations
An exemption is granted for land owned by or held in trust for employer and employee organisations for that part not used for a commercial activity open to members of the public.	3	3	3

Co-operatives
An exemption is granted for land owned by a co-operative under the Co-operatives Act 1992 which has any of the objectives listed in Section 7 of that Act.	10	10	10

Child care centres and schools
An exemption is granted for land used as a residential child care centre licensed under the Children and Young Persons (Care and Protection) Act 1998 or a school registered under the Education Act 1990.	4	4	4

Charitable/non-profit organisations/clubs

Friendly societies
An exemption is granted for any society registered under the Friendly Societies (NSW) Code.	n.a.	n.a.	n.a.

Sporting clubs
An exemption is provided for land owned by or in a trust for any club or body of persons which is used primarily for the purpose of a game or sport and not for the pecuniary profit of the members.	n.a.	n.a.	n.a.

Non-profit societies, clubs and associations
An exemption is granted for a building (or part thereof) occupied by a society, club or association and not carried on for pecuniary profit of members.	n.a.	n.a.	n.a.

Charitable and educational institutions

An exemption is granted for land owned by or in a trust for a charitable or educational institution if the institution is carried on solely for charitable or educational purposes and not for pecuniary profit of members.

	n.a.	n.a.	n.a.

D - 14	Budget Statement 2014-15

Land Tax - Major Tax Expenditures	2012-13 $m	2013-14 $m	2014-15 $m
Government/public amenities

An exemption is provided for land for:

Cemeteries and crematoriums	15	15	16

Public and private hospitals (including nursing homes) and Local Health Districts	19	20	20

Sydney Light Railway	n.a.	n.a.	n.a.

Public gardens, recreation grounds or reserves	n.a.	n.a.	n.a.

Land owned and used by a local council	n.a.	n.a.	n.a.

Public authorities representing the Crown	n.a.	n.a.	n.a.

NSW Aboriginal Land Councils, Regional Aboriginal Land Councils and Local Aboriginal Land Councils	n.a.	n.a.	n.a.

Fire brigades, ambulances or mines rescue stations	n.a.	n.a.	n.a.

Individuals/families

Early payment discount
A discount of 1.5 per cent on land tax payable is available where the taxpayer pays the whole amount within 30 days after issue of the notice of assessment.	20	21	22

Pensioners/concession card holders/disadvantaged

Retirement villages
An exemption is granted for land used as retirement villages, and residential parks predominantly occupied by retired persons.	109	112	115

Boarding houses for low-income persons
An exemption is granted for land used for boarding houses for which the rent charged is less than the amount prescribed by the guidelines.	7	7	8

Religious institutions

Religious societies
An exemption is provided for land owned by or in trust for a religious society if the society is carried on solely for religious, charitable or educational purposes.	14	14	14

Place of worship or residence
An exemption is provided to religious societies for places of worship, or residences of clergy, ministers or orders of the society.	n.a.	n.a.	n.a.

Budget Statement 2014-15	D - 15

Land Tax - Major Tax Expenditures	2012-13 $m	2013-14 $m	2014-15 $m
Rural

Land used for primary production
An exemption is granted for land used for primary production. To qualify, land in urban zones must be used for primary production for the purpose of profit on a continuous or repetitive basis.	432	440	454

Agricultural showgrounds
An exemption is granted for land used to hold agricultural shows, which is owned by, or held in trust for, a society established for the purpose of holding, promoting and funding such shows.	n.a.	n.a.	n.a.

Land Tax – Minor Tax Expenditures (< $1 million)

•	A concession is provided for unoccupied flood liable land.

The following are exempt:

•	low cost accommodation within 5 km of Sydney GPO

•	Primary Products Marketing Boards, Livestock Health and Pest Authorities and Agricultural Industry Service committees

•	temporary absences from a home, including circumstances where a home has been destroyed due to fire, storm, earthquake, accidental or malicious damage

•	community land development

•

land subject to a conservation agreement under the National Parks and Wildlife Act 1974 or a trust registered under the Nature Conservation Trust Act 2001, being in either case, an agreement that remains in force in perpetuity

•	land owned, held in trust or leased by the Nature Conservation Trust of NSW, or land subject to a permanent conservation or trust agreement

•	land that is the subject of a biobanking agreement

•	land owned by a joint government enterprise that has the function of allocating funds for water saving projects

•	land used solely as a police station

•	land owned by RSL (NSW Branch), being Anzac House

•	principle place of residence of a person with a disability, in a Special Disability Trust.

D - 16	Budget Statement 2014-15

Vehicle Weight Tax

The benchmark tax base is all vehicles (except Commonwealth vehicles) intended for on-road use. The benchmark tax rates, which vary by vehicle type, weight, usage and other factors, are updated annually by Roads and Maritime Services. For example, in 2013-14, charges for light vehicles (up to 4.5 tonnes Gross Vehicle Mass) used substantially for private purposes include:

•	for cars, station wagons and trucks: $195 (up to 975kg) to $422 (1505kgs to 2504kgs)

•	for trailers (including caravans): from $0 (up to 254kg) to $389 (1505kgs to 2504kgs).

Vehicle Weight Tax - Major Tax Expenditures	2012-13 $m	2013-14 $m	2014-15 $m
Business

General purpose plant
Concessions are provided for machines that cannot carry any load other than tools and accessories necessary for the operation of the vehicle.	25	25	27

Government/public amenities

Roadwork equipment
An exemption is granted for any motor vehicle or plough, bulldozer, mechanical scoop or shovel, road grader, road roller or similar machinery owned by a local council that is used for the purposes of road repair, maintenance or construction, removal of garbage or night soil, bush fire fighting or civil defence work, or for any roller, lawn mower or similar machinery used solely or principally for the rolling or maintenance of tennis courts, cricket pitches, lawns or pathways.	6	6	7

Federal Government vehicles
Any vehicle leased to a Commonwealth Authority is exempt from tax under Section 16, Part 3, (2) (d) of Commonwealth Vehicles (Registration and Exemption from Taxation) Act 1997 (Cth).	1	1	1

Concessions provided under Part 4, section 16 and 17 of the Motor Vehicles Taxation Act 1988.	2	2	2

Pensioners/concession card holders/disadvantaged

Selected social security recipients
An exemption is granted for any motor vehicle used substantially for non-business purposes owned by holders of pensioner concession cards, Department of Veterans’ Affairs (DVA) Totally and Permanently Incapacitated cards or DVA Gold War Widows cards.	234	244	257

Budget Statement 2014-15	D - 17

Vehicle Weight Tax - Major Tax Expenditures	2012-13 $m	2013-14 $m	2014-15 $m
Rural

Primary producers
Primary producer concessions include, for motor vehicles not greater than 4.5 tonnes of gross vehicle mass, private rates rather than business rates for cars and station wagons and 55 per cent of business rates for trucks, tractors and trailers.	25	26	27

Vehicle Weight Tax – Minor Tax Expenditures (< $1 million)

•

A concessional rate of 55 per cent of business rates (or 30 per cent if outside the Sydney metropolitan area, Newcastle or Wollongong districts) is applied to any motor vehicle that is used solely or principally as a tow truck with a crane and hook.

•	A concessional rate of 88 per cent is provided for mobile cranes used for private use.

•	A concessional rate of tax is applied to any motor vehicle that is owned by a Livestock Health and Pest Authority and is used solely for carrying out the functions of the board.

•	A concessional rebate of $100 from vehicle registration is given to first and second year apprentices registered with the NSW Department of Education and Communities.

The following are exempt:

•	motor vehicles (not government owned) used principally as an ambulance

•	motor vehicles (not government owned) used by the State Emergency Service

•	motor vehicles on which a trader’s plate is being used in accordance with the Road Transport (Vehicle Registration) Act 1997 or the regulations under that Act

•	motor vehicles owned by Aboriginal Land Councils

•	motor vehicles of Consular Employees and Trade Missions.

D - 18	Budget Statement 2014-15

Motor Vehicle Registration Fees

The benchmark tax base is all vehicles intended for private on-road use. For 2013-14, the standard registration fee for light vehicles (up to 4.5 tonnes Gross Vehicle Mass) is $60 per annum but a range of other charges are levied for temporary or conditional registration, for registration transfer or cancellation, for special permits and on heavy vehicles.

Motor Vehicle Registration Fees - Major Tax Expenditures	2012-13 $m	2013-14 $m	2014-15 $m
Pensioners/concession card holders/disadvantaged

Selected social security recipients
An exemption is granted to holders of pensioner concession cards, Department of Veterans’ Affairs (DVA) Totally and Permanently Incapacitated Cards and DVA Gold War Widows Cards (subject to income and disability pension rate thresholds) for a single vehicle used substantially for social or domestic purposes.	47	48	51

Motor Vehicle Registration Fees – Minor Tax Expenditures (< $1 million)

•	Exemption for Mobile Disability Conveyance.

Gambling and Betting Taxes

The benchmark for gaming machines in hotels and registered clubs is defined to be the rates of taxation applying to hotels, which vary from 0.0 per cent to 50.0 per cent (annual rates from 1 July 2010) depending on the level of annual profits from gaming machines.

The benchmark for totalisators is a tax rate of 19.11 per cent of player loss.

Gambling and Betting Taxes - Major Tax Expenditures	2012-13 $m	2013-14 $m	2014-15 $m
Charitable/non-profit organisations/clubs

Club gaming machines
Poker machines installed in clubs registered under the Registered Clubs Act 1976 are taxed at lower rates than poker machines installed in hotels.	774	793	815

Gambling and Betting Taxes – Minor Tax Expenditures (< $1 million)

•	A full rebate of tax is provided to racing clubs operating non-TAB Ltd pools.

Budget Statement 2014-15	D - 19

Parking Space Levy

The benchmark is the number of off-street parking spaces in Category 1 areas (City of Sydney, North Sydney and Milsons Point business districts) or Category 2 areas (Chatswood, Parramatta, St Leonards and Bondi Junction business districts).

The benchmark levy is indexed annually to movements in the Sydney CPI, over the year to the previous March quarter. For 2013-14, the levy is $2,210 per space in Category 1 areas and $780 per space in Category 2 areas. For 2014-15, the benchmark levy is $2,260 per space in Category 1 areas and $800 per space in Category 2 areas.

Parking Space Levy - Major Tax Expenditures	2012-13 $m	2013-14 $m	2014-15 $m
Business

General exemptions and concessions for Category 1 and 2 areas
An exemption is granted for certain parking spaces for bicycles and motor cycles, residents of the same or adjoining premises, use under the mobility parking scheme, loading and unloading of goods or passengers, cranes and other plant, overnight parking of emergency service vehicles, private vehicles parked on land owned by councils, religious organisations or bodies, charities or benevolent institutions, persons providing services on a casual basis, unused casual parking or unleased tenant parking.	50	50	51

Exempt parking spaces in Category 2 areas
An exemption is granted for spaces for customers attached to retail outlets, hotels, motels, clubs, restaurants, medical centres, car hire and sales, repair and wash establishments and funeral parlours.	10	10	11

D - 20	Budget Statement 2014-15

Detailed Estimates of Concessions

Details of concessions by function are shown below. Each concession is classified by type and a distinction is drawn between major concessions ($1 million or more) and minor concessions (less than $1 million).

Public Order and Safety - Major Concessions	2012-13 $m	2013-14 $m	2014-15 $m
Pensioners/concession card holders/disadvantaged

Court interpreting and translation services
The Community Relations Commission funds translation and interpreting services in criminal and family courts for holders of Pensioner Concession Cards.	4	5	5

Court fee concessions
Court fees may be reduced or waived, subject to guidelines issued by the Attorney General, in circumstances where a person’s capacity to pay may otherwise limit his/her access to justice.	2	2	2

Government/public amenities

Concessions for NSW Hallmark Events
The NSW Police Force does not charge for all additional police costs associated with crowd control and traffic management services for designated “NSW State Hallmark Events” such as the Royal Easter Show.	3	4	3

Public Order and Safety – Minor Concessions (< $1 million)

•

The NSW Police Force does not charge for additional policing services for minor sporting events and agricultural shows in the Western Region or for some or all of the additional policing services provided for non-commercial events run by charities and not-for-profit organisations meeting appropriate criteria.

Education - Major Concessions	2012-13 $m	2013-14 $m	2014-15 $m
Students

School Student Transport Scheme
The School Student Transport Scheme provides subsidised travel to and from school for eligible students on government and private bus, rail, and ferry services, long distance coaches and in private vehicles where no public transport services exist.	562	578	595

Budget Statement 2014-15	D - 21

Education - Major Concessions	2012-13 $m	2013-14 $m	2014-15 $m
Pensioners/concession card holders/disadvantaged

TAFE fee concession
Fee exemptions are available for Australian Aboriginal and Torres Strait Islander students and for students enrolling in Special Access courses. Students with a disability (or in receipt of a disability pension) are exempted from one course fee and pay a concession fee per subsequent course enrolment in the same year. Students in receipt of a Commonwealth benefit or allowance pay a concession fee per course per year. Fees for apprentices and trainees are capped according to eligibility for a Commonwealth rebate.	79	83	44

Smart and Skilled – VET concessions and exemptions
From 1 January 2015 the Department of Education and Communities will provide fee exemptions under Smart and Skilled to Aboriginal students and students with a disability undertaking their first qualification in a calendar year. The Department will also provide concessional fees for students undertaking Certificate IV and below qualifications who are Commonwealth welfare beneficiaries and students with a disability undertaking a second or further qualification in a calendar year.	—	—	38

Health - Major Concessions	2012-13 $m	2013-14 $m	2014-15 $m
Pensioners/concession card holders/disadvantaged

Ambulance service for concessional patients
Free ambulance transport is provided to holders of Pensioner, Health Care, or Department of Veterans’ Affairs Concession cards.	191	200	209

Outpatient Pharmaceutical Scheme for concessional patients
Pharmaceuticals are provided to concessional patients at a discounted price or free of charge once the safety net threshold is reached.	12	12	13

Life Support and Medical Energy Rebates Scheme
The Department of Trade and Investment, Regional Infrastructure and Services funds a rebate for energy costs for eligible recipients and costs associated with certain life support systems.	5	5	6

Spectacles Program
The Department of Family and Community Services assists those who are most vulnerable and disadvantaged in the community to acquire spectacles and other vision aids such as contact lenses.	5	5	5

D - 22	Budget Statement 2014-15

Transport & Communications - Major Concessions	2012-13 $m	2013-14 $m	2014-15 $m
Pensioners/concession card holders/disadvantaged

Public transport concessions
Pensioners, seniors, welfare beneficiaries and students travel for less than full fare on bus, rail, taxi and ferry services (excluding School Student Transport Scheme).	484	502	519

Home and Community Care Program & Community Transport Program
Transport for NSW provides community transport services to frail aged and younger people with disabilities, and their carers under the Home and Community Care Transport Sub-program. Transport for NSW also provides subsidised transport for people with special needs due to physical conditions, significant social disadvantaged or geographical isolation under the Community Transport Program.	56	57	59

Driver’s license fee exemption
Roads and Maritime Services provide a driver’s license fee exemption to holders of Pensioner Concession Cards, Department of Veterans’ Affairs (DVA) Totally and Permanently Incapacitated Cards and DVA Gold War Widows Cards, subject to income and disability rate thresholds, where the vehicle owned by the license holder is used substantially for social and domestic purposes. (Profile of estimates reflects the renewal pattern of three and five year driver’s licenses.)	17	22	53

Housing and Associated Amenities - Major Concessions	2012-13 $m	2013-14 $m	2014-15 $m
Charitable/non-profit organisations/clubs

Crown land rent concessions
The Department of Trade, Investment, Regional Infrastructure and Services provides rent concessions to various Crown land tenure holders in circumstances where individuals or organisations experience difficulty making payments by the due date.	15	16	16

Exempt properties water rate concession

The Department of Trade, Investment, Regional Infrastructure and Services funds a partial discount on Sydney Water Corporation and Hunter Water Corporation charges to owners of properties used for non-profit provision of community services and amenities (principally councils, religious bodies and charities):

• Sydney Water Corporation	19	19	21

• Hunter Water Corporation	2	2	2

Budget Statement 2014-15	D - 23

Housing and Associated Amenities - Major Concessions	2012-13 $m	2013-14 $m	2014-15 $m
Pensioners/concession card holders/disadvantaged

Low Income Household Rebate
The Department of Trade, Investment, Regional Infrastructure and Services provides energy bill rebates to customers who hold eligible concession cards issued by the Federal Department of Human Services or the Department of Veterans’ Affairs.	168	179	193

Pensioner water rate concession

The Department of Trade, Investment, Regional Infrastructure and Services funds Sydney Water Corporation and Hunter Water Corporation to provide Pensioner Concession Card holders, who are direct customers, a rebate for their water and sewerage charges.

• Sydney Water pensioners receive a 100 per cent discount on the fixed water service charge, an 83 per cent discount on the wastewater service charge, and a 50 per cent discount on the stormwater service charge.	136	138	145

• Hunter Water pensioners receive a rebate on the water, sewerage and stormwater service charge. The Environmental Improvement Charge is also waived.	12	12	12

Local council rates concession
Local council rates are reduced for holders of Pensioner Concession Cards.	78	78	79

Individuals/families

Energy Accounts Payment Assistance Scheme
The Department of Trade, Investment, Regional Infrastructure and Services provides energy bill rebates to people experiencing a short term financial crisis or emergency to pay their electricity or gas bill.	14	14	15

Family Energy Rebate
The Department of Trade, Investment, Regional Infrastructure and Services provides energy bill rebates to customers who have received the Family Tax Benefit.	2	5	14

Backlog sewerage connection fee concession
The Department of Trade, Investment, Regional Infrastructure and Services funds Sydney Water Corporation to assist connecting selected un-sewered areas to the sewerage network, based on public health and environmental priorities.	7	16	5

Hardship and Low Income Schemes
The Department of Trade, Investment, Regional Infrastructure and Services funds Sydney Water Corporation to provide concessions to customers in financial hardship.	1	1	1

D - 24	Budget Statement 2014-15

Housing and Associated Amenities – Minor Concessions (< $1 million)

•

The Department of Trade, Investment, Regional Infrastructure and Services funds Sydney Water to provide discounted septic pump-out fees to residences in the Blue Mountains that are residential-zoned but not connected to the sewerage network.

•	The Department of Trade, Investment, Regional Infrastructure and Services provides funding to Essential Energy to offset the cost of concessions on water charges given to eligible customers.

Agriculture, Forestry, Fishing and Hunting - Major Concessions	2012-13 $m	2013-14 $m	2014-15 $m
Pensioners/concession card holders

Fishing license concession
The Department of Trade, Investment, Regional Infrastructure and Services provides recreational fishing license concessions to various eligible persons.	4	4	4

Agriculture, Forestry, Fishing and Hunting – Minor Concessions (< $1 million)

•	Forestry Corporation of NSW provides discounts to charities seeking permits for non-profit events and provides discounts to pensioners for firewood.

Recreation and Culture - Major Concessions	2012-13 $m	2013-14 $m	2014-15 $m
Seniors/children/disadvantaged/special groups

Entry to national parks
Holders of Pensioner Concession Cards, seniors, volunteers and community groups receive free or discounted entry to National Parks.	9	10	10

Recreational vessel registration and boat driving license
Roads and Maritime Services provide a 50 per cent concession on recreational vessel registration and recreational boating licenses to holders of Pensioner Concession Cards and Repatriation Health Cards.	4	4	4

Zoo admissions
The Taronga Conservation Society Australia provides discounted entry to its zoological parks (including Taronga Zoo in Sydney and the Western Plains Zoo in Dubbo) for Concession Card holders, tertiary education students and school students.	2	2	2

Budget Statement 2014-15	D - 25

Recreation and Culture – Minor Concessions (< $1 million)

•	The Historic Houses Trust of NSW offers concessional entry to unemployed, children, pensioners, seniors and students.

•	The Australian Museum offers concessional or reduced admission charges to seniors, pensioner, and unemployed.

•

The Sydney Opera House offers concessional charges on guided tours for children, pensioners, seniors, students and school group tours, and concession tickets are available to many Sydney Opera House productions for pensioners/seniors, full time students and children.

•	The Western Sydney Parklands Trust provides concessional entry to school, senior and community groups.

•	The Centennial Park and Moore Park Trust provides support in kind for up to three separate charity events each calendar year.

•

The Museum of Applied Arts and Sciences provides concessional admission charges for children, students, seniors and the unemployed. Country residents are entitled to a concession on the Museum’s household membership. Concessional rates for venue hire apply to community or charitable groups.

•

The Sydney Harbour Foreshore Authority supports a number of community and cultural events by supplying venue hire and production equipment at no cost. Beneficiaries include the Indonesian Festival, Thai Grand Festival, Greek Festival, Indian Festival, Buddha’s Birthday Festival, MS Colour Dash, Wellness Walk, and the Dragon Festival.

•

The Sydney Harbour Foreshore Authority leases premises at 40 Gloucester St, the Rocks to not-for-profit organisations at less than market rate. Current tenants are, Centre for Volunteering, the Australian Youth Orchestra, and Sydney Community Foundation.

•	Venues NSW provides the Newcastle Entertainment Centre & Showground to the Newcastle Agriculture, Horticulture & Industrial Association for their annual show free of charge.

•	Roads and Maritime Services offer a concession on private mooring licences to holders of Pensioner Concession Cards and Repatriation Health Cards.

D - 26	Budget Statement 2014-15

Appendix E:	2014-15 Expenditure Measures Statement(a)

	2013-14 $m	2014-15 $m	2015-16 $m	2016-17 $m	2017-18 $m
Expense decisions
2013-14 Budget to Half-Yearly Review	80.7	89.0	55.1	45.9	40.0

Expense decisions
Half-Yearly Review to 2014-15 Budget

Health
Maintenance of health growth funding	—	325.3	124.3	177.5	(181.5)

Transport and Communications
Northern Beaches Hospital enabling road works planning	—	10.0	—	—	—
RMS - Accelerating a digital future in government	—	13.9	28.8	35.0	—
Port Botany Boating and Fishing Infrastructure Fund	—	5.0	—	—	—
Sydney Motorways planning funding	—	8.0	7.0	—	—
WestConnex urban renewal works planning	10.0	10.0	—	—	—
Community Road Safety Fund	—	4.1	37.7	40.5	35.0

Public Order and Safety
NSW contribution to the National Emergency Alert System	—	2.0	—	—	—
Upgrades for police aviation support	—	4.3	4.3	5.3	4.6
Public Safety Mobile Broadband	—	2.0	—	—	—
Waterways Fund - maritime safety and infrastructure initiatives	—	10.6	—	—	—
Construction and upgrade of new RFS brigade stations and fire control centres	—	17.9	20.5	20.1	19.5
Crime reduction initiatives - recurrent component	3.2	47.4	—	—	—
Correctional centre capacity	7.4	24.4	—	—	—
Strengthened supervision of high risk offenders	—	1.8	1.8	—	—

Social Security and Welfare
Resources for Regions - Local Government grants	—	3.0	6.0	12.0	—
Keep Them Safe reform package - recurrent component	—	166.8	166.8	166.8	166.8
Safe Home for Life reform package - recurrent component	—	93.0	116.4	118.3	125.1

Housing and Community Amenities
Hawkesbury / Nepean flood mitigation	—	5.0	—	—	—
Local Infrastructure Growth Scheme extension		60.0	—	—	—
Cobbora Transition Fund	—	1.0	—	—	—
Making Local Government Stronger in NSW	—	6.3	11.8	10.4	11.5
Murray-Darling Basin Authority Contribution	—	9.6	10.1	8.6	9.0
First Home Owners Grant extension	—	18.0	17.0	13.0	14.0

General Public Services
Expansion of the NSW Government’s trade and investment offices	—	0.6	1.2	1.8	1.8
Financial Management Transformation Program	—	10.4	14.2	6.4	4.3
Urban Activation Precinct Support Scheme	—	(6.0)	22.0	28.0	—
A New ePlanning System	0.8	0.9	4.7	4.7	4.7
Services NSW - Accelerating a digital future in government service delivery	1.5	49.1	48.5	15.3	16.3
Increasing tax revenue, compliance and improving fines debt collections	—	2.5	3.1	7.0	12.9
COAG Policy support	—	4.1	4.1	4.1	4.1
Strategic Property Transactions	0.7	—	—	—	—
Lobby regulation undertaken by Electoral Commission NSW	—	0.8	0.8	0.8	0.8

Budget Statement 2014-15	E - 1

	2013-14 $m	2014-15 $m	2015-16 $m	2016-17 $m	2017-18 $m
Recreation and Culture
Second Motoring Racing circuit at Mount Panorama	—	1.0	4.0	—	—
Lithgow Aquatic Centre renovations	—	0.8	2.3	—	—
Public Library Infrastructure Fund	—	3.0	4.0	4.0	4.0
Cricket World Cup venue and event support	—	8.2	—	—	—
Southern Highlands Regional Shooting Complex	—	1.0	6.7	—	—
Community Building Partnership enhancement	—	10.0	—	—	—

Other Purposes
Drought preparedness projects in regional NSW	—	1.5	2.5	2.0	—
Drought assistance measures 2013-14	7.0	—	—	—	—
Drought assistance measures 2014-15	—	12.8	—	—	—
Outsourcing government functions	1.6	4.2	—	—	—
Enhanced bushfire preparedness and response capacity	—	8.2	7.9	7.9
Natural disaster assistance	122.0	—	—	—	—
Other (b)	24.9	(28.8)	14.4	7.7	(13.5)

Total expense decisions Half-Yearly Review to 2014-15 Budget	179.0	933.7	692.9	697.0	239.3

Expense decisions since 2013-14 Budget	259.7	1,022.6	747.9	742.9	279.2

(a)	Individual measures in this table are not escalated
(b)	Includes other minor policy measures and revisions to the budget impact of measures agreed prior to the 2013-14 Half-Yearly Review.

E - 2	Budget Statement 2014-15

Appendix F:	Performance and Reporting Under Fiscal Responsibility Act

The Fiscal Responsibility Act 2012 (FRA) requires the Budget to include a report on performance against the FRA’s object, targets and principles and an explanation of any departures with a plan to restore compliance.

These tables report on the object, targets and principles of the FRA.

Object	Status
The object of the FRA is to maintain the State’s triple-A credit rating.	This object was met in 2013-14 with triple-A ratings obtained from the two major international credit rating agencies.

Targets	Status
Hold expense growth below long-run revenue growth

Historical long-term average annual revenue growth was estimated at 5.6 per cent in the 2011-12 Long Term Fiscal Pressures Report (refer to page 4-9 in that report).

Over the four years of the 2014-15 Budget, expense growth is projected to average 3.4 per cent per annum – 2.2 percentage points below target.

Eliminate the State’s unfunded superannuation liabilities by 2030	The triennial actuarial review of superannuation liabilities was completed in 2012. Based on the current Crown funding plan, the review concluded that liabilities were on track to be fully funded by 2030 in line with the target. With the high rate of earnings achieved in 2012-13 and forecast for 2013-14, the PTE sector as a whole is now fully funded, based on AAS 25 measurements. Further discussion on unfunded superannuation liabilities can be found in Chapter 8 Liability and Asset Management.

Principles	Status
Responsible and sustainable spending, taxation and infrastructure investment	The 2014-15 Budget to delivers historically low average expense growth over the budget and forward estimates that is below long-run average revenue growth. These outcomes will deliver significant budget surpluses that can fund the Government’s large infrastructure spending program in a sustainable way. Taxation policies remain stable and predictable.

Effective financial and asset management	Since coming to office a key objective of the Government has been to improve financial and asset management of the State. A significant program of reform, initially informed by Commission of Audit reviews of the State’s finances and public sector management, has seen the delivery of:

• heightened accountability of Ministers and agency CEOs in maintaining their expenses to budget

• expense growth brought under control

• private sector provision of public services and introduction of contestability in the delivery of services

Budget Statement 2014-15	F- 1

Principles	Status
Effective financial and asset management (cont)	• infrastructure priorities being determined on the basis of the best economic and social outcomes through Infrastructure NSW

• better use of existing infrastructure

• divestment of assets that are not core to the delivery of public services and the sale of surplus property assets.

Achieving intergenerational equity	Keeping total state net debt low, as in this budget, ensures future generations bear less of the burden of today’s expenditure decisions. The effect of Government policies on intergenerational equity is also measured by the change in the long term fiscal gap from one budget to the next.

Against all these measures, performance in 2013-14 and the strategy and measures in this budget comply with the requirements of the FRA. There are no departures from the object, target and principles in this budget.

F - 2	Budget Statement 2014-15

Glossary

ABS Government Finance Statistics GFS Manual (ABS GFS)	The ABS publication Australian System of Government Finance Statistics: Concepts, Sources and Methods as updated from time to time.

Appropriation	The funds appropriated by Parliament from the consolidated fund to Ministers for the purposes of funding agency activities (either recurrent or capital).

Budget result (net operating balance)	The budget result represents the difference between expenses and revenues from transactions for the general government sector. This measure is equivalent to the net operating balance adopted in accounting standard AASB 1049 Whole-of-Government and General Government Sector Financial Reporting.

Capital expenditure	This is expenditure relating to the acquisition or enhancement of property, plant and equipment (including land and buildings, plant and equipment and infrastructure systems) and intangibles (including computer software and easements).

Capital grants	Amounts paid or received for capital purposes for which no economic benefits of equal value are receivable or payable in return.

Cash surplus/(deficit)	Net cash flows from operating activities plus net cash flows from acquisition and disposal of non-financial assets (less distributions paid for the public non-financial corporation (PNFC) and public financial corporation (PFC) sectors).

Cash surplus/(deficit) (ABS GFS)	As above, less the value of assets acquired under finance leases and similar arrangements.

Comprehensive Result (Change in net worth)	Change in net worth (comprehensive result) is revenue from transactions less expenses from transactions plus other economic flows and measures the variation in a government’s accumulated assets and liabilities.

Consolidated Fund	The fund is established under s39 of the Constitution Act 1902 to collect public monies collected on behalf of the State.

Current grants	Amounts paid or received for current purposes for which no economic benefits of equal value are receivable or payable in return.

Fiscal aggregates	These are analytical balances that are useful for macroeconomic purposes, including assessing the impact of a government and its sectors on the economy. AASB 1049 Whole-of-Government and General Government Sector Financial Reporting prescribes the net operating balance, net lending/borrowing (fiscal balance), change in net worth (comprehensive result), net worth, and cash surplus/(deficit).

Budget Statement 2014-15	G - 1

Fiscal gap	The fiscal gap is the difference between the base period primary balance as a share of gross state product (GSP) and the primary balance as a share of GSP at the end of the projection period, on a no policy change basis. The primary balance is the gap between spending and revenue excluding interest transactions but including net capital expenditure. A positive gap implies that fiscal pressures will be building over the projection period.

Fiscal Responsibility Act 2012 (FRA)	The Act sets out both medium-term and long-term fiscal targets and principles providing a framework for budgeting in New South Wales.

General government sector (GGS)	This is an ABS classification of agencies that provide public services (such as health, education and police), or perform a regulatory function. General government agencies are funded in the main by taxation (directly or indirectly).

Government finance statistics (GFS)	A system of financial reporting developed by the International Monetary Fund and used by the Australian Bureau of Statistics to classify the financial transactions of governments and measure their impact on the rest of the economy.

Government Sector Employment Act 2013 (GSE Act)	The Government Employment Act 2013 came into force on 24 February 2014. The Act was aimed at developing a modern high-performing government sector. The Order was subsequently amended on 23 April 2014 by the Administrative Arrangements (Administrative Changes – Ministers and Public Service Agencies) Order 2014 following establishment of the new Ministerial arrangements with subsequent changes to entity and cluster arrangements detailed within that Act and as part of the Allocation of the Administration of Acts.

Grants for on-passing	All grants paid to one institutional sector (for example, a state government) to be passed on to another institutional sector (for example, local government or a non-profit institution). For New South Wales, these primarily comprise grants from the Commonwealth Government to be on-passed to specified private schools, and to specified local government authorities.

Gross state product (GSP)	The total market value of final goods and services produced within a state.

Interest expense	Costs incurred in connection with the borrowing of funds. It includes interest on advances, loans, overdrafts, bonds and bills, deposits, interest components of finance lease repayments, and amortisation of discounts or premiums in relation to borrowings. Where discounting is used, the carrying amount of a liability increases in each period to reflect the passage of time. This increase is also recognised as an interest expense.

G - 2	Budget Statement 2014-15

National agreement (please also see National Specific Purpose Payments)	National Agreements define the objectives, outcomes, outputs and performance indicators, and clarify the roles and responsibilities that guide the Commonwealth and the States in the delivery of services across a particular sector. The sectors include; Health, Education, Skills and Workforce, Disability and Indigenous.

National partnership payment (NPP)	An Commonwealth Government grant to States and Territories to support the delivery of specified outputs or projects, to facilitate reforms or to reward the delivery of nationally significant reforms. Each NPP is supported by a National Partnership Agreement which defines mutually agreed objectives, outputs and performance benchmarks.

National Specific Purpose Payments (SPP)	An Commonwealth Government grant made to the States and Territories under the associated National Agreement. These grants must be spent in the key service delivery sector (schools, skills and workforce development, services and affordable housing, and Indigenous reforms) for which it is provided. States are free to allocate the funds within that sector to achieve the mutually agreed objectives specified in the associated National Agreement.

Net acquisition of non-financial assets	This is purchases (or acquisitions) of non-financial assets less sales (or disposals) of non-financial assets less depreciation plus changes in inventories and other movements in non-financial assets. Purchases and sales (or net acquisitions) of non-financial assets generally include accrued expenses and payables for capital items. Other movement in non-financial assets include non- cash capital grant revenue/expenses such as developer contribution assets.

Net financial assets	See net financial worth.

Net debt	Net debt equals the sum of financial liabilities (deposits held, advances received, loans and other borrowings) less the sum of financial assets (cash and deposits, advances paid and investments, loans and placements).

Net financial liabilities	This is the total liabilities less financial assets, other than equity in PNFCs and PFCs. It is a more accurate indicator than net debt of a jurisdiction’s fiscal position. This is because it is a broader measure than net debt in that it includes significant liabilities other than borrowings (for example, accrued employee liabilities such as superannuation and long service leave entitlements). For the PNFC and PFC sectors, it is equal to negative net financial worth. For the general government sector NFL, excluding the net worth of other sectors results in a purer measure than net financial worth as, in general, the net worth of other sectors of government is backed up by physical assets.

Budget Statement 2014-15	G - 3

Net financial worth	Net financial worth measures a government’s net holdings of financial assets. It is calculated from the balance sheet as financial assets less liabilities. It is a broader measure than net debt, in that it incorporates provisions made (such as superannuation) as well as holdings of equity. It includes all classes of financial assets and liabilities, only some of which are included in net debt.

Net interest on the net defined benefit liability/asset	This is the change during the period to the net defined benefit liability/asset that arises from the passage of time.

Net lending/(borrowing)	The financing requirement of government, calculated as the net operating balance less the net acquisition of non-financial assets. It also equals transactions in financial assets less transactions in liabilities. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

Net operating balance (budget result)	This is calculated as revenue from transactions less expenses from transactions.

Net worth	It is an economic measure of wealth and is equal to total assets less liabilities.

Nominal dollars/prices	It shows the dollars of the relevant period. No adjustment is made each time period for inflation.

Non-financial public sector	This is a sub-sector formed by the consolidation of the general government sector and public non-financial corporations (PNFC) sector.

Operating Result	Operating result is a measure of financial performance of the operations for the period. It is the net result of items of revenue, gains and expenses (including losses) recognised for the period, excluding those that are classified as ‘other non-owner movements in equity’.

Other economic flows	This is the changes in the volume or value of an asset or liability that do not result from transactions (that is, revaluations and other changes in the volume of assets).

Payables	A liability that includes short and long term trade creditors, and accounts payable.

Public Finance and Audit Act 1983	An Act to make provision with respect to the administration and audit of public finances and for other purposes.

Public Private Partnerships (PPP)	The creation of an infrastructure asset through private sector financing and private ownership for a concession period (usually long term). The Government may contribute to the project by providing land or capital works, through risk sharing, revenue diversion or purchase of the agreed services.

G - 4	Budget Statement 2014-15

Public financial enterprise (PFE)	An ABS classification of agencies that have one, or more, of the following functions:
• that of a central bank

• the acceptance of demand, time or savings deposits or

• the authority to incur liabilities and acquire financial assets in the market on their own account.

For GFS purposes these are referred to as public financial corporations (PFC).

Public non-financial corporations (PNFC)	An ABS classification of Public Trading Enterprises where user charges represent a significant proportion of revenue and the agencies operate within a broadly commercial orientation.

Public trading enterprise (PTE)	Government controlled agencies where user charges represent a significant proportion of revenue and the agencies operate within a broadly commercial orientation. For GFS purposes, the ABS classifies and refers to these as the public non-financial corporations (PNFC) sector.

Receivables	An asset that includes short and long term trade debtors, accounts receivable and interest accrued.

Services	These are the ‘end products’ or direct services that are delivered to clients or recipients, the broader community or another government agency. They are expected to contribute to Government priorities.

Service groups	Services that are grouped together on the basis of the results they contribute to, the client group that they serve, common cost drivers or other service measures. There should be a clear ‘line of sight’ between the service groups and the services and activities that are costed and managed as part of internal business planning.

Service group statement	Each agency service group statement in Budget Paper No. 3 Budget Estimates includes a service description– as well as service measures, expense and capital expenditure information.

State-owned corporation (SOC)	Government entities (mostly PTEs) which have been established with a governance structure mirroring as far as possible that of a publicly listed company. NSW state owned corporations are scheduled under the State Owned Corporations Act 1989 (Schedule 5).

Superannuation interest cost	The expense is the net interest on the net defined benefit liability/asset shall be determined by multiplying the net defined benefit liability/asset by the discount rate (government bond rate)

Budget Statement 2014-15	G - 5

Other superannuation expense	It includes all superannuation expenses from transactions except superannuation interest cost. It generally includes all employer contributions to accumulation schemes and the current service cost, which is the increase in defined benefit entitlements associated with the employment services provided by employees in the current period. Superannuation actuarial gains/losses are excluded as they are disclosed as an ‘other economic flows’.

Surplus/deficit (net result)	In Budget Paper No.3 Budget Estimates this is the agency accounting result which corresponds to profit or loss in private sector financial reports. It equals the net cost of services adjusted for government contributions. This is not the same as the budget result or the GFS cash surplus/(deficit).

Total Asset Management (TAM)	An agency’s TAM plan sets out its asset expenditure priorities and funding projections over a rolling ten year period, to ensure physical asset management plans are aligned with service priorities and performance targets, and are financially sustainable. TAM covers the acquisition, maintenance, operation and disposal of all physical assets, including land, buildings, infrastructure, plant and equipment, and information technology.

Total expenses	The total amount of expenses incurred in the provision of goods and services, regardless of whether a cash payment is made to meet the expense in the same year. It does not include expenditure on the purchase of assets. It also excludes losses, which are classified as other economic flows.

Total revenues	This is the total amount of revenue due by way of taxation, Commonwealth Government grants and from other sources (excluding asset sales) regardless of whether a cash payment is received. It excludes gains, which are classified as other economic flows.

Total state sector	Represents all agencies and corporations owned and controlled by the NSW Government. It comprises the general government, public trading (also referred to as the public non-financial corporations) and public financial enterprises.

Uniform Presentation Framework (UPF)	The uniform presentation framework provides uniformity in presentation of financial information so that users of the information can make valid comparisons between jurisdictions.

To gain a better understanding of the terminology and key aggregates used in these Budget Papers, a glossary of terms can be found in Note 40 of Chapter 5 Total State Sector Accounts 2012-13

G - 6	Budget Statement 2014-15

The Treasury Statement in relation to the Estimated Financial Statements for the 2014-15 Budget

Scope

The 2014-15 Budget presents financial statements for the general government sector. These include:

•	General Government Sector Operating Statement

•	General Government Sector Balance Sheet

•	General Government Sector Cash Flow Statement and

•	Derivation of ABS GFS General Government Sector Cash Surplus/(Deficit)

The statements have been prepared in accordance with the Statement of Significant Accounting Policies and Forecast Assumptions. Collectively the Statements and Statement of Significant Accounting Policies and Forecast Assumptions are termed the ‘Estimated Financial Statements’.

The Estimated Financial Statements cover the revised estimates for the current year ending 30 June 2014, and estimates for the Budget year ending 30 June 2015 and the three forward years ending 30 June 2016, 2017 and 2018.

Best available information

The practicalities associated with preparing Budget papers make it is necessary to rule off at a point in time so that all information is internally consistent. The Estimated Financial Statements have been prepared to reflect existing operations, the impact of new Government policy decisions and year-end projections provided by agencies based on end-April data. They have also been prepared to take into account other economic and financial data available to Treasury up to 13 June 2014, including Commonwealth Government funding decisions announced in the 2014-15 Commonwealth Budget.

Any estimates or assumptions made in measuring revenues, expenses, other economic flows, assets or liabilities are based on the latest information available at the time. Assumptions are detailed under the headings Material Economic and Other Assumptions and Summary of Other Key Assumptions.

Estimated Financial Statements and Auditor-General’s Report	Page 1

Professional judgement

The prospective nature of the Estimated Financial Statements means it is necessary to apply professional judgement in their preparation. That judgement includes an informed assessment of the most likely economic and financial outcomes including spending and revenue profiles.

Differences between underlying assumptions and eventual outcomes can reflect the reality of an uncertain operating environment and the impact of many variables over which the Government has little or no control.

In my opinion, the Estimated Financial Statements have been properly prepared in accordance with the Statement of Significant Accounting Policies and Forecast Assumptions and the methodologies used to determine those assumptions are reasonable.

Philip Gaetjens

Secretary

The Treasury

13 June 2014

Page 2	Estimated Financial Statements and Auditor-General’s Report

2014-15 Budget Estimated Financial Statements

The following pages form part of the estimated financial statements subject to assurance review.

General Government Sector Operating Statement

	2013-14	2013-14	2014-15	2015-16	2016-17	2017-18
	Budget	Projection	Budget	Forward Estimates

FROM CONTINUING OPERATIONS	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Taxation	23,455	24,129	25,489	26,904	28,078	29,664
Grants and Subsidies
- Commonwealth General Purpose	15,588	15,895	16,810	17,624	18,330	18,975
- Commonwealth Specific Purpose Payments	7,339	7,401	7,829	8,486	9,269	9,760
- Commonwealth National Partnership Payment	2,903	3,986	2,632	2,673	3,447	2,281
- Other Grants and Subsidies	949	975	1,029	1,023	975	724
Sale of Goods and Services	5,460	5,605	6,094	6,483	6,769	6,862
Interest	483	593	543	463	443	469
Dividend and Income Tax Equivalents from Other Sectors	2,155	2,110	2,336	1,683	1,628	1,571
Other Dividends and Distributions	467	690	370	408	440	466
Fines, Regulatory Fees and Other	3,774	4,054	3,981	4,179	4,352	4,537

Total Revenue from Transactions	62,573	65,437	67,113	69,925	73,730	75,310

Expenses from Transactions
Employee	26,710	27,299	28,351	29,566	30,918	31,919
Superannuation
- Superannuation Interest Cost	1,438	1,496	1,487	1,469	1,440	1,401
- Other Superannuation	2,466	2,583	2,698	2,702	2,767	2,845
Depreciation and Amortisation	3,855	3,974	4,242	4,443	4,603	4,781
Interest	2,246	2,256	2,298	2,338	2,389	2,466
Other Property	—	—	—	—	—	—
Other Operating	15,044	14,237	14,620	15,261	15,444	16,106
Grants and Subsidies
- Current Grants and Subsidies	9,496	9,563	10,426	10,466	10,780	10,642
- Capital Grants	3,207	3,041	3,274	3,019	3,233	3,483

Total Expenses from Transactions	64,462	64,449	67,396	69,265	71,575	73,644

Transactions from Discontinuing Operations	—	—	—	—	—	—

NET RESULT FROM TRANSACTIONS - NET OPERATING BALANCE (BUDGET RESULT)	(1,890)	988	(283)	660	2,155	1,666

Estimated Financial Statements and Auditor-General’s Report	Page 3

General Government Sector Operating Statement (cont)

	2013-14	2013-14	2014-15	2015-16	2016-17	2017-18
	Budget	Projection	Budget	Forward Estimates

	$m	$m	$m	$m	$m	$m

NET OPERATING BALANCE	(1,890)	988	(283)	660	2,155	1,666

Other Economic Flows - included in the Operating Result

Gain/(Loss) from Superannuation	—	—	—	—	—	—
Gain/(Loss) from Liabilities	225	(444)	312	103	97	2
Other Net Gains/(Losses)	193	161	(29)	147	108	147
Share of Earnings from Associates (excluding Dividends)	8	(24)	(22)	(19)	(17)	(23)
Dividends from Asset Sale Proceeds	—	—	175	—	—	—
Deferred Income Tax from Other Sectors	93	86	145	128	146	147
Other	(39)	(97)	(35)	(36)	(36)	(37)
Discontinuing Operations - Other Economic Flows	—	—	—	—	—	—

Other Economic Flows - included in Operating Result	480	(318)	547	323	297	237

OPERATING RESULT	(1,409)	670	264	983	2,452	1,903

Other Economic Flows - Other Comprehensive Income

Items that will not be reclassified to Operating Result
Superannuation Actuarial Gain/(Loss)	5,652	3,986	6,952	2,565	2,419	739
Share of Earnings from Associates from Revaluations	—	—	—	—	—	—
Revaluations	3,708	2,440	3,462	3,321	3,452	3,280
Items that may be reclassified subsequently to Operating Result
Net Gain/(Loss) on Equity Investments in Other Sectors	5,896	5,949	6,769	5,246	5,251	4,306
Net Gain/(Loss) on Equity Investments in Other Sectors Discontinued	80	148	—	—	—	—
Net Gain/(Loss) on Financial Instruments at Fair Value	—	—	—	—	—	—
Other	(54)	904	(1,200)	(926)	(984)	(126)

Other Economic Flows - Other Comprehensive Income	15,283	13,428	15,984	10,206	10,138	8,199

COMPREHENSIVE RESULT - TOTAL CHANGE IN NET WORTH (a)	13,873	14,098	16,247	11,188	12,590	10,102

KEY FISCAL AGGREGATES

COMPREHENSIVE RESULT - TOTAL CHANGE IN NET WORTH	13,873	14,098	16,247	11,188	12,590	10,102

Less: Net Other Economic Flows	(15,763)	(13,110)	(16,530)	(10,528)	(10,435)	(8,436)

Equals - Budget Result - Net Operating Balance	(1,890)	988	(283)	660	2,155	1,666

Less: Net Acquisition of Non-Financial Assets
Purchases of Non-Financial Assets	8,941	8,530	10,091	9,290	9,332	9,153
Sales of Non-Financial Assets	(688)	(531)	(482)	(494)	(364)	(478)
Less: Depreciation	(3,855)	(3,974)	(4,242)	(4,443)	(4,603)	(4,781)
Plus: Change in Inventories	2	(19)	4	(1)	3	1
Plus: Other Movements in Non-Financial Assets
- Assets Acquired Using Finance Leases	144	122	113	113	108	110
- Other	(1,907)	(1,664)	(2,049)	(2,177)	(2,060)	(2,266)
Equals: Total Net Acquisition of Non-Financial Assets	2,637	2,465	3,434	2,288	2,416	1,741

EQUALS: NET LENDING/(BORROWING) [Fiscal Balance]	(4,527)	(1,477)	(3,717)	(1,628)	(260)	(75)

OTHER FISCAL AGGREGATES
Capital Expenditure (b)	9,085	8,652	10,203	9,403	9,440	9,263

(a)	Total change in net worth’ is before transactions with owners as owners, and before revisions to equity from changes to accounting policies. Therefore it may not equal the movement in balance sheet net worth.
(b)	Capital expenditure comprises purchases of non-financial assets plus assets acquired using finance leases.

Page 4	Estimated Financial Statements and Auditor-General’s Report

General Government Sector Balance Sheet

	2013-14	2013-14	2014-15	2015-16	2016-17	2017-18
	Budget	Projection	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m

ASSETS

Financial Assets
Cash and Cash Equivalent Assets	6,404	12,192	8,546	7,437	7,360	8,174
Receivables	5,756	6,410	6,791	6,137	6,020	5,869
Tax Equivalents Receivable	276	283	81	73	93	92
Financial Assets at Fair Value	9,999	10,260	10,936	11,556	12,127	12,762
Advances Paid	931	960	1,026	1,098	1,125	1,115
Deferred Tax Equivalents Asset	4,549	5,288	5,410	5,531	5,669	5,810
Equity	—	—	—	—	—	—
Investments in Other Public Sector Entities	84,347	86,942	93,723	98,969	104,217	108,521
Investments in Other Public Sector - Held for Sale	—	—	—	—	—	—
Investments in Associates	4,197	4,278	4,257	4,238	4,221	4,198
Other Financial Assets	13	10	10	11	11	11

Total Financial Assets	116,474	126,624	130,781	135,049	140,843	146,551

Non-Financial Assets
Inventories	292	248	252	251	254	255
Forestry Stock and Other Biological Assets	8	7	7	7	7	7
Assets Classified as Held for Sale	96	104	146	80	99	103
Investment Properties	55	125	125	125	125	125
Property, Plant and Equipment
Land and Buildings	62,734	62,726	64,392	65,240	65,326	65,610
Plant and Equipment	9,472	9,701	9,806	9,870	9,777	9,543
Infrastructure Systems	75,289	74,584	78,762	82,940	88,277	92,793
Intangibles	2,515	2,427	2,736	2,768	2,615	2,392
Other Non-Financial Assets	2,161	2,140	2,548	2,974	3,443	3,880

Total Non-Financial Assets	152,622	152,062	158,775	164,257	169,922	174,709

TOTAL ASSETS	269,096	278,685	289,555	299,305	310,765	321,261

LIABILITIES
Deposits Held	950	114	106	102	101	100
Payables	4,518	4,605	4,708	4,357	4,439	4,531
Tax Equivalents Payable	—	6	109	53	—	—
Liabilities Directly Associated with Assets Held for Sale	—	—	—	—	—	—
Borrowings and Derivatives at Fair Value	12	10	8	6	4	3
Borrowings at Amortised Cost	31,378	31,148	31,993	32,817	33,493	34,013
Advances Received	714	713	765	815	750	678
Employee Provisions	12,752	13,648	13,542	13,557	13,668	13,903
Superannuation Provisions (a)	39,444	37,425	31,169	29,097	26,986	26,373
Deferred Tax Equivalent Provisions	731	599	621	656	684	680
Other Provisions	6,875	7,872	7,844	7,985	8,227	8,504
Other Liabilities	2,215	1,766	1,661	1,642	1,604	1,564

TOTAL LIABILITIES	99,589	97,905	92,525	91,087	89,956	90,350

NET ASSETS	169,506	180,781	197,030	208,219	220,809	230,910

NET WORTH
Accumulated Funds	21,679	30,879	37,006	39,749	43,759	46,398
Reserves	147,827	149,902	160,024	168,470	177,050	184,512

TOTAL NET WORTH	169,506	180,781	197,030	208,219	220,809	230,910

OTHER FISCAL AGGREGATES
Net Debt (b)	15,720	8,572	12,364	13,649	13,736	12,744
Net Financial Liabilities (c)	67,463	58,222	55,467	55,007	53,331	52,320

(a)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.
(b)	Net debt comprises the sum of deposits held, advances received and borrowing, minus the sum of cash deposits, advances paid, and financial assets at fair value.
(c)	Net financial liabilities equals total liabilities less financial assets excluding equity investments in other public sector entities.

Estimated Financial Statements and Auditor-General’s Report	Page 5

General Government Sector Cash Flow Statement

	2013-14	2013-14	2014-15	2015-16	2016-17	2017-18
	Budget	Projection	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Taxes Received	23,478	24,183	25,359	26,890	28,091	29,683
Receipts from Sales of Goods and Services	5,721	6,023	6,554	6,925	7,203	7,255
Grants and Subsidies Received	26,704	28,233	28,324	29,771	32,041	31,750
Interest Receipts	462	556	517	448	402	427
Dividends and Income Tax Equivalents	2,663	2,668	2,171	2,357	1,678	1,683
Other Receipts	5,916	6,473	6,143	6,415	6,606	6,794

Total Cash Receipts from Operating Activities	64,945	68,135	69,068	72,805	76,020	77,592

Cash Payments from Operating Activities
Payments for Employees	(26,572)	(27,160)	(28,145)	(29,956)	(30,704)	(31,689)
Payments for Superannuation	(3,268)	(3,327)	(3,489)	(3,679)	(3,899)	(4,121)
Payments for Goods and Services	(16,563)	(16,025)	(16,453)	(16,915)	(17,241)	(17,913)
Grants and Subsidies Paid	(8,704)	(8,473)	(9,449)	(8,989)	(9,495)	(9,268)
Interest Paid	(1,613)	(1,640)	(1,688)	(1,682)	(1,717)	(1,733)
Other Payments	(3,002)	(3,305)	(3,140)	(3,297)	(3,327)	(3,310)

Total Cash Payments from Operating Activities	(59,722)	(59,930)	(62,363)	(64,517)	(66,383)	(68,034)

NET CASH FLOWS FROM OPERATING ACTIVITIES	5,223	8,205	6,705	8,288	9,637	9,558

Cash Flows from Investments in Non-Financial Assets
Sales of Non-Financial Assets	715	604	482	494	364	478
Purchases of Non-Financial Assets	(8,899)	(8,667)	(10,069)	(9,377)	(9,369)	(9,203)

Net Cash Flows from Investments in Non-Financial Assets	(8,184)	(8,063)	(9,587)	(8,883)	(9,005)	(8,725)

Cash Flows from Investments in Financial Assets (Policy Purposes)
Receipts	208	2,846	311	176	198	247
Payments	(285)	(338)	(1,321)	(1,144)	(1,078)	(305)

Net Cash Flows from Investments in Financial Assets (Policy Purposes)	(78)	2,508	(1,009)	(968)	(880)	(58)

Cash Flows from Investments in Financial Assets (Liquidity Purposes)
Proceeds from Sale of Investments	70	572	260	363	328	395
Purchase of Investments	(545)	(965)	(547)	(518)	(505)	(511)

Net Cash Flows from Investments in Financial Assets (Liquidity Purposes)	(475)	(392)	(288)	(155)	(177)	(116)

NET CASH FLOWS FROM INVESTING ACTIVITIES	(8,737)	(5,947)	(10,884)	(10,005)	(10,063)	(8,899)

Cash Flows from Financing Activities
Advances Received	20	68	87	77	3	3
Advances Repaid	(55)	(53)	(61)	(53)	(101)	(142)
Proceeds from Borrowings	2,173	2,310	1,107	1,155	1,067	1,198
Repayments of Borrowings	(472)	(435)	(594)	(555)	(621)	(911)
Deposits Received (net)	(122)	(960)	(9)	(7)	(3)	(3)
Other Financing (net)	—	4	—	—	—	—

NET CASH FLOWS FROM FINANCING ACTIVITIES	1,542	934	529	618	345	144

NET INCREASE/(DECREASE) IN CASH HELD	(1,972)	3,192	(3,650)	(1,099)	(81)	804

DERIVATION OF CASH RESULT
Net Cash Flows from Operating Activities	5,223	8,205	6,705	8,288	9,637	9,558
Net Cash Flows from Investments in Non-Financial Assets	(8,184)	(8,063)	(9,587)	(8,883)	(9,005)	(8,725)

CASH SURPLUS/(DEFICIT)	(2,961)	142	(2,882)	(595)	632	833

Page 6	Estimated Financial Statements and Auditor-General’s Report

Derivation of ABS GFS General Government Sector Cash Surplus/(Deficit)

	2013-14	2013-14	2014-15	2015-16	2016-17	2017-18
	Budget	Projection	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m
Cash Surplus/(Deficit)	(2,961)	142	(2,882)	(595)	632	833
Acquisitions under Finance Leases	(144)	(122)	(113)	(113)	(108)	(110)
Similar Financing Arrangements(a)	(69)	64	(21)	86	37	50

ABS GFS Cash Surplus/(Deficit)	(3,174)	84	(3,016)	(621)	561	773

(a)	Comprises movements in payables and receivables of a capital nature

Estimated Financial Statements and Auditor-General’s Report	Page 7

Statement of Significant Accounting Policies and Forecast Assumptions

Scope of the Estimated Financial Statements

The Budget Papers present the Estimated Financial Statements of the General Government Sector including revised estimates for the current year ending 30 June 2014, estimates for the Budget year ending 30 June 2015 and the three forward years ending 30 June 2016, 2017 and 2018.

These comprise the General Government Sector Operating Statement, General Government Sector Balance Sheet, General Government Sector Cash Flow Statement and Derivation of ABS GFS General Government Sector Cash Surplus / (Deficit). These are prepared in accordance with this Statement of Significant Accounting Policies and Forecast Assumptions.

Collectively the statements and the Statement of Significant Accounting Policies and Forecast Assumptions are referred to as the ‘Estimated Financial Statements’.

The Estimated Financial Statements are prepared for the NSW General Government Sector, which is determined in accordance with the principles and rules contained in the Australian Bureau of Statistics, Australian System of Government Finance Statistics: Concepts, Sources and Methods 2005 (cat. No. 5514) (ABS GFS Manual) as amended from time to time.

The General Government Sector comprises government agencies that are controlled by the State that:

•	undertake regulatory functions

•	redistribute income and wealth

•	provide or distribute goods and services on a non-market basis to individuals and the community and/or

•	provide services to general government agencies.

The scope of the General Government Sector is outlined in Appendix B of Budget Paper 2.

Page 8	Estimated Financial Statements and Auditor-General’s Report

Basis of Preparation

The Estimated Financial Statements are prepared using the accrual basis of accounting which recognises the effect of transactions and events when they are forecast to occur.

They have been prepared to reflect existing operations and the impact of new policy decisions taken by the New South Wales Government (where their financial effect can be reliably measured). The 2013-14 budget is derived from the 2013-14 Budget Papers. The revised estimates for 2013-14 are based on actual results at 30 April 2014, and updated year end projections provided by agencies. They have also been prepared to take into account other economic and financial data available to Treasury up to 13 June 2014, including Commonwealth Government funding decisions announced in the 2014-15 Commonwealth Budget.

In keeping with these principles, where the impact of a policy decision or planned event cannot be reliably estimated, the impact is not reflected within the Estimated Financial Statements (e.g. due to uncertainties regarding the timing and amount of future cash flows).

Any estimates or assumptions made in measuring revenues, expenses, other economic flows, assets or liabilities are based on the latest information available at the time, professional judgments derived from experience and other factors considered to be reasonable under the circumstances. Actual results may differ from such estimates. Assumptions are detailed below, under the headings Material economic and other assumptions and Summary of other key assumptions.

Accounting Policies

Australian Accounting Standards do not include requirements or provide guidance on the preparation or presentation of prospective financial statements. However, recognition and measurement principles within Australian Accounting Standards have been applied in the presentation of the Estimated Financial Statements to the maximum extent possible.

The Estimated Financial Statements do not include the impact of business asset transactions until they are finalised. The financial impact of future planned discontinuing operations or restructures are not recognised due to the commercial-in-confidence nature of the transactions.

The Estimated Financial Statements adopt the accounting policies expected to be used in preparing general purpose financial statements for 2013-14. With the exception of those matters below, the policies are not materially different from those applied in the Total State Sector Accounts 2012-13. Note 1 of the Total State Sector Accounts 2012-13 sets out the significant accounting policies, including the principles of consolidation and the recognition and measurement policies for revenues, expenses, other economic flows, assets and liabilities.

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The Estimated Financial Statements do not include the new / revised AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements, AASB 12 Disclosure of Interests in Other Entities, AASB 127 Separate Financial Statements and AASB 128 Investments in Associates and Joint Ventures requirements on the basis that the GGS is not-for-profit. These new and revised standards do not apply to not-for-profit entities until 2014-15.

Change in Accounting Policies

The following Australian Accounting Standards have been adopted in 2013-14 resulting in a material impact on the State’s financial estimates, as follows.

AASB 13, AASB 2011-8 and AASB 2012-1 regarding Fair Value Measurement

The State adopted the new AASB 13 Fair Value Measurement prospectively in 2013-14 in accordance with the transitional requirements in the Standard. AASB 13 provides a single source of guidance on fair value measurement. The Standard does not mandate when an entity is required to use fair value, but it provides guidance on how to measure fair value where adopted under Australian Accounting Standards. AASB 13 defines fair value as an exit price determined from a market participant’s perspective. As a result of AASB 13, the State’s policies for measuring fair values have been reviewed, in particular to confirm that valuation techniques and inputs are selected in accordance with the new Standard.

Application of AASB 13 will not materially impact the General Government Sector as fair value was already mandated for the valuation of physical non-current assets within the Treasury Policy and Guidelines Paper ‘Valuation of Physical Non-Current Assets at Fair Value’.

AASB 119, AASB 2011-10 and AASB 2011-11 regarding Employee Benefits

The State adopted the revised AASB 119 Employee Benefits in 2013-14 in accordance with the requirements in the revised standard. The 2013-14 Budget incorporated the impact of this change. This had no impact on the Statement of Financial Position, but required the restatement of comparative figures in the Statement of Comprehensive Income and related disclosures.

As a result of the amendment to AASB 119, the net superannuation interest cost on the defined benefit superannuation schemes increased, and became more volatile, as the amended Standard calculates the net interest expense using the government bond rate (i.e. a single discount rate).

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In contrast, the net interest expense in the past was calculated as the difference between the gross interest cost based on the government bond rate and the expected return on plan assets. The change increases the net interest expense because the expected return on plan assets has historically been higher than the government bond rate, thereby reducing the gross interest income and increasing the net interest expense. The difference between the actual asset returns and the gross interest income based on the government bond rate is recognised as a re-measurement (actuarial gain/loss from superannuation) in other comprehensive income.

Aside from the impact on defined benefit superannuation discussed above, the revised AASB 119 changed the definition of short-term employee benefits. As a result, annual leave and related consequential costs must be accounted for as long-term employee benefits, as they are not expected to be settled wholly within 12 months of the end of the annual reporting period in which the employees render the related service. Application will not materially impact the General Government Sector as leave not expected to be settled wholly within 12 months was already recognised as long term and measured at present value in accordance with AASB 119.

Presentation of the Estimated Financial Statements

The Estimated Financial Statements follow the presentation requirements for General Government Sector reporting contained in AASB 1049 Whole of Government and General Government Sector Financial Reporting.

AASB 1049 harmonises generally accepted accounting principles (GAAP, i.e. Australian accounting standards) with Government Finance Statistics (GFS) principles in accordance with the GFS framework adopted by the Australian Bureau of Statistics. This occurs by requiring that:

•

the statement of comprehensive income (referred to as the operating statement) classifies income and expenses as either transactions or other economic flows to be consistent with GFS principles, applied from a GAAP perspective

The net operating balance (i.e. Budget result) is the net result of harmonised GFS-GAAP transactions for the general government sector.

In the operating statement:

•

the net operating balance (i.e. the Budget result) is the net result of income and expense transactions. It excludes other economic flows, which represent changes in the volume or value of assets or liabilities that do not arise from transactions with other entities and which are often outside the control of government.

•	the operating result is the same under both the harmonised GFS-GAAP and pure GAAP presentations.

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Further, AASB 1049 requires:

•	the financial statements adopt the recognition, measurement and disclosure requirements of GAAP

•	where options exist in GAAP, the financial statements adopt the option that is aligned with GFS, to minimise differences between GAAP and GFS

•	where options do not exist in GAAP and there is conflict between GAAP and GFS, GAAP prevails.

Due to the prospective nature of the statements, detailed notes to the financial statements, including disclosure of contingent assets and liabilities, are not required to be presented within the meaning of Australian Accounting Standards as outlined in Section 27A (5) of the Public Finance and Audit Act 1983.

Each year ends on 30 June. All monetary amounts are presented in Australian dollars and rounded to the nearest million dollars ($m).

Use of a zero (“0”) represents amounts rounded to zero. Use of three dots (“…”) represents nil amounts.

Tables may not add in all instances due to rounding to the nearest million dollars.

Definitions

Key technical terms, including fiscal aggregates, are defined in the Glossary to Budget Paper No 2.

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Material Economic and Other Assumptions

The Estimated Financial Statements have been prepared using the material economic and other assumptions as set out below.

Key economic performance assumptions (a)

	2013-14	2014-15	2015-16	2016-17		2017-18
New South Wales population (persons)	7,480,000	7,590,000	7,700,000	7,810,000		7,920,000
Nominal gross state product ($million)	493,800	517,300	545,100	573,100		601,400
Real state final demand (per cent)	3 1/4	3 1/4	3 1/4	n.a.	(e)	n.a.	(e)
Real gross state product (per cent)	3	3	3	2 3/4		2 3/4
Unemployment rate (b) (per cent)	5 3/4	5 1/2	5 1/4	n.a.	(e)	n.a.	(e)
Sydney Consumer Price Index (c) – through the year to June quarter (per cent)	3	2 1/4	2 3/4	n.a.		n.a.
Sydney Consumer Price Index (c) (per cent)	2 1/2	2 1/4	2 3/4	2 3/4		2 1/2
Wage price index (d) (per cent)	2 1/2	3	3 1/2	3 1/2		3 1/2

(a)	Per cent change, year average, unless otherwise indicated
(b)	Year average, per cent
(c)

2014-15 forecasts include a  3/4 percentage point detraction from the abolition of the carbon tax. 2014-15 to 2016-17 forecasts include a  1/4 percentage point contribution from the staged increase in tobacco excise

(d)	Weighted private and public sector wages
(e)	n.a not applicable

Summary of Other Key Assumptions

The following section outlines the other key assumptions used in the preparation of the Estimated Financial Statements. The summary takes into account materiality in relation to the General Government Sector’s overall financial position and sensitivity to changes in key economic assumptions.

Notwithstanding these key assumptions, agency finance officers apply appropriate professional judgement in determining estimated financial information.

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Revenue from Transactions

Taxation

Taxation revenue is forecast by assessing economic and other factors that influence the various taxation bases. For example for payroll tax, this involves an assessment of the outlook for employment and wages. Forecasts of government guarantee fees take into account an assessment of the level of debt of public non-financial corporations and their credit rating differential compared with the State as a whole. The forecasts of taxation revenue also involve the analysis of historical information and relationships (using econometric and other statistical methods) and consultation with relevant government agencies.

Grants revenue

Forecast grants from the Commonwealth Government are based on the latest available information from the Commonwealth Government and projections of timing of payments at the time of preparation of the Budget. This takes into account the conditions, payment timetable and escalation factors relevant to each type of grant.

The Goods and Services Tax (GST) grants are forecast based on estimates of the national GST pool by the Commonwealth Government. For 2014-15, the GST forecast is based on the assessed relativity for New South Wales in 2014-15 and the Commonwealth Government’s population projections. The assessed relativity is the average of the past three years annual per capita relativities (2010-11, 2011-12 and 2012-13) as published by the Commonwealth Grants Commission.

After 2014-15, the State’s share of GST is based on assessed relativities in a particular year and the Commonwealth Government’s population and GST pool projections. The forecast per capita annual relativities are based on the projected relative fiscal capacity of New South Wales compared to other States and Territories.

Sales of goods and services

Revenue from the sale of goods and services is forecast taking into account factors including estimates of changes in demand for services provided or expected unit price variations based on proposed fee increases imposed by general government agencies and/or indexation.

Dividend and income tax equivalents from other sectors

Dividend and income tax equivalent revenues are estimated by public financial and non-financial corporations based on expected profitability and the agreed dividend policy at the time of the Budget.

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Fines, regulatory fees and other revenues

Fines, regulatory fees and other revenues include estimates of fines issues by the Courts, estimated traffic infringement fines, estimated revenue from enforcement orders, regulatory fees, contributions and royalty revenue for which estimates are based on assessments of coal volumes and prices and the Australian dollar exchange rate. Other revenue forecasts are adjusted for indexation where appropriate.

Expenses from Transactions

Employee expenses

Employee expenses are forecast based on expected staffing profiles, current salaries, conditions and on-costs. For the forecast period, employee expenses are adjusted for approved wage agreements. Beyond the period of the agreements, allowance is made for further adjustments consistent with the Government’s wages policy at a net cost of 2.5 per cent per annum inclusive of scheduled increases in the superannuation guarantee levy. The forecasts for employee expenses also reflect the impact of new initiatives and required efficiency savings.

Superannuation expense (and liabilities)

Superannuation expenses comprise:

•	for the defined contribution plan, the forecast accrued contribution for the period and

•

for defined benefit plans, the forecast service cost and the net interest expenses. This excludes the re-measurements, (i.e. actuarial gains and losses and return on plan assets excluding the gross interest income) which are classified as ‘other economic flows – other comprehensive income’.

Superannuation expenses for defined contribution plans are based on assumptions regarding future salaries and contribution rates.

Superannuation expenses for defined benefit plans are estimated based on actuarial advice applying the Government Bond yield as at 30 June in the prior year to the opening value of net liabilities (gross superannuation liabilities less assets), less benefit payments at the mid-point of the contribution year, plus any accruing liability for the year.

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Forecasts of defined benefit superannuation liabilities are based on actuarial estimates of cash flows for the various defined benefit superannuation schemes discounted using a nominal long-term Commonwealth Government bond yield as at 30 June. Gross liability estimates are based on a number of demographic and financial assumptions. The major financial assumptions used for the budget and forward estimates period are outlined in the table below.

The Estimated Financial Statements incorporate the impact of the revised AASB 119 Employee Benefits which applies from 2013-14 onwards.

The table below sets out the major financial assumptions used to estimate the superannuation expense and liability in respect of defined benefit superannuation for the budget and forward estimates period.

Superannuation Assumptions – Pooled Fund / State Super Schemes

	2013-14	2014-15	2015-16	2016-17	2017-18
	%	%	%	%	%
Liability discount rate	4.04	4.81	5.06	5.32	5.32
Expected return on investments	11.7	8.60	8.60	8.60	8.60
Expected salary increases(a)
- SSS and SASS Members(b)	2.25	2.50	2.50	2.25	2.00
- PSS Members(b)	2.95	2.50	2.50	2.25	2.00
Expected rate of CPI	2.50	2.50	2.50	2.50	2.50

(a)	Taking the increased Superannuation Guarantee Contribution into account, total remuneration will increase by 2.5 per cent.
(b)	SSS – State Superannuation Scheme, SASS – State Authorities Superannuation Scheme, PSS – Police Superannuation Scheme

Depreciation

Property, plant and equipment is depreciated (net of its residual value) over its useful life. Depreciation is generally allocated on a straight-line basis.

Depreciation is forecast on the basis of known asset carrying valuations, the expected economic life of assets, assumed new asset investment and asset sales programs. The expense is based on the assumption that there will be no change in depreciation rates over the forecast period, but includes the estimated impact of the current and future revaluation of assets over the forecast period. The depreciation expense may also be impacted by future changes in useful lives, carrying value, residual value or valuation methodology.

Certain heritage assets, including original artworks and collections and heritage buildings, may not have a limited useful life because appropriate custodial and preservation policies are adopted. Such assets are not subject to depreciation. Land is not a depreciable asset.

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Intangible assets with finite lives are amortised under the straight line method. Intangible assets with an indefinite life are not amortised, but tested for impairment annually.

Interest expense

The forecasts for the interest expenses are based on:

•	payments required on the current general government sector debt

•

expected payments on any new borrowings (including any refinancing of existing borrowings) required to finance general government activities based on forward contracts for NSW Treasury Corporation bonds.

Other operating expenses

Other operating expenses mainly represent the day-to-day running costs incurred in the normal operations of agencies and include the cost of supplies and services. They are forecast by applying appropriate economic parameters and known activity changes, including planned changes in the method of service delivery and the application of government policy. Other operating expenses also reflect the impact of government efficiency strategies, such as efficiency dividends.

Grants and subsidies expense

Grant and subsidy expenses generally comprise cash contributions to local government authorities and non-government organisations. For the general government sector they include grants and subsidies paid to the PTEs and PFEs. The forecast grant payments are determined taking into account current and past policy decisions, the forecast payment schedules and escalation factors relevant to each type of grant.

Other Economic Flows

Revaluations

The estimates are based on an examination and extrapolation of historical trends in the valuation of non-financial physical assets. The forward estimates include the estimated impact of revaluations of non-financial physical assets.

Superannuation actuarial gains / losses

The forecast gain or loss on defined benefit superannuation is based on the revised estimates of the margin of forecast fund earnings in excess of the expected discount rate.

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Net gain on equity investments in other sector entities

The gain or loss on equity investments in other sector entities is based on estimates of the public financial corporation and public non-financial corporation sectors’ forward comprehensive results adjusted for transactions with owners. The underlying management estimates of future comprehensive results are based on current statements of corporate intent. Future distributions to owners are based on the Treasury Commercial Policy Framework.

Assets

Land and buildings, plant and equipment, and infrastructure

The estimates of non-financial physical assets over the forecast period are at fair value and take into account planned acquisitions, disposals, and the impact of depreciation and revaluations. New investments in assets are valued at the forecast purchase price and, where appropriate, recognised progressively over the estimated construction period. The forward estimates include the estimated impact of revaluations of non-financial physical assets. These estimates are based on an examination of expected cost trends.

The Estimated Financial Statements also include provisions for future capital expenditure. These include agency estimates of approved projects and future new works held within agencies, as well as a central estimate for future new works still to be approved at the agency level. The central estimate for future new works is based upon historical trends.

Liabilities

Borrowings

Estimates for borrowings are based on current debt levels, amortisation of any premiums or discounts and the cash flows expected to be required to fund future government activities.

Employee provisions

Employee provisions are forecast based on expected staffing profiles and current salaries, conditions and on-costs. For the forecast period, employee benefits are adjusted for approved wage agreements. Beyond the period of the agreements, allowance is made for further adjustments consistent with the Government’s wages policy at a net cost of 2.5 per cent per annum inclusive of scheduled increases in the superannuation guarantee levy. The forecasts for employee expenses also reflect the impact of new initiatives and required efficiency savings.

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Superannuation provisions

Refer to superannuation expense (above) for information on assumptions that also impact the measurement of the superannuation provisions.

Other provisions

Other provisions include the State’s obligations for several insurance schemes. To estimate future claim liabilities, actuarial assumptions have been applied for future claims to be incurred, claim payments, inflation and liability discount rates. Actual liabilities may differ from estimates.

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INDEPENDENT ASSURANCE PRACTITIONER’S REPORT

Estimated Financial Statements

To the NSW Treasurer

You requested I undertake a review of the reasonableness of estimates and forecasts included in the 2014-15 Budget Papers. My review is intended to meet your request whilst being conducted in accordance with Australian Auditing and Assurance Standards.

My review covers the revised budget for the year ending 30 June 2014, the budget for the year ending 30 June 2015, and the three forward years ending 30 June 2016, 2017, and 2018 of the NSW General Government Sector (the estimated financial statements). The estimated financial statements comprise the operating statement, balance sheet, cash flow statement, derivation of ABS GFS cash surplus/deficit and a statement of significant accounting policies and forecast assumptions. The subject matter immediately precedes this report. All other 2014-15 Budget Paper content has not been subject to my review.

The estimated financial statements have been prepared by Treasury for the NSW Treasurer for inclusion in the 2014-15 Budget Papers. I disclaim any assumption of responsibility for any reliance on this report, or on the estimated financial statements to which it relates, to any person other than the NSW Treasurer, or for any purpose other than that for which it was prepared.

Secretary’s Responsibility for the estimated financial statements

The Secretary is responsible for the preparation and presentation of the estimated financial statements. This responsibility includes preparation on a basis consistent with the stated accounting policies and assumptions as well as the development of reasonable methodologies to determine those assumptions. It also includes such internal control as the Secretary determines is necessary to enable preparation of the estimated financial statements that are free from material misstatement, whether due to fraud or error.

Assurance Practitioner’s Responsibility

My responsibility is to express a conclusion on the estimated financial statements based on my review. I conducted my review in accordance with Australian Auditing and Assurance Standards applicable to the review of prospective financial information. Those standards require I comply with relevant ethical requirements relating to such engagements, and conduct the review in order to state whether anything has come to my attention that causes me to believe:

•	the estimated financial statements have not been prepared on a basis consistent with the accounting policies on which they are stated to be based

•	the estimated financial statements have not been prepared on the basis of the assumptions stated

•	the methodologies used to determine those assumptions are unreasonable.

A review is limited primarily to making inquiries of relevant personnel and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable me to obtain assurance that I would become aware of all significant matters that might be identified in an audit. Accordingly, an audit opinion is not expressed.

Level 15, 1 Margaret Street, Sydney NSW 2000 | GPO Box 12, Sydney NSW 2001 | t 02 9275 7101 | f 02 9275 7179 | e mail@audit.nsw.gov.au | audit.nsw.gov.au

Forecasts relate to events and actions that have not yet occurred and may not occur. While evidence may be available to support the assumptions upon which forecasts are based, such evidence is generally future oriented and therefore less certain in nature. Given the nature of the evidence available in assessing the reasonableness of the assumptions, I cannot obtain the level of assurance necessary to express a reasonable assurance conclusion on those assumptions. The conclusion expressed in this report has been formed on the above basis. Accordingly, I provide a lesser level of assurance on the reasonableness of the assumptions. No opinion is expressed on whether the forecasts will be achieved.

Unqualified Conclusion

Based on my review, which is not an audit, nothing has come to my attention that causes me to believe:

•	the estimated financial statements have not been prepared on a basis consistent with the accounting policies on which they are stated to be based

•	the estimated financial statements have not been prepared on the basis of the assumptions stated

•	the methodologies used to determine those assumptions are unreasonable.

Actual results for the NSW General Government Sector are likely to be different from those forecast in the estimated financial statements since anticipated events frequently do not occur as expected and the variation may be material. Accordingly, I express no opinion as to whether the forecasts will be achieved.

Electronic Publication of the Reviewed Financial Statements

This review report relates to the estimated financial statements for the years ending 30 June 2014, 2015, 2016, 2017 and 2018 of the NSW General Government Sector included in the 2014-15 Budget Papers and NSW Budget website. The Secretary of Treasury is responsible for the integrity of the website. I have not been engaged to report on the integrity of that website. The review report refers only to the subject matter described above. It does not provide a conclusion on any other information that may have been hyperlinked to/or from these statements. If users of the historical and estimated financial statements are concerned with the inherent risks arising from publication on a website, they are advised to refer to a hard copy of the 2014-15 Budget Papers to confirm the information contained in the website version of those statements.

Independence

In conducting my review, I have complied with the independence requirements of the Australian Auditing and Assurance Standards and relevant ethical pronouncements. The Public Finance and Audit Act 1983 further promotes independence by:

•	providing that only Parliament, and not the executive government, can remove an Auditor-General

•

mandating the Auditor-General as auditor of public sector agencies but precluding the provision of non-audit related services, thus ensuring the Auditor-General and the Audit Office of New South Wales are not compromised in their roles by the possibility of losing clients or income.

Grant Hehir
Auditor-General

13 June 2014
SYDNEY